Registration No. 333-15867
                                                      Rule 424(b)(4)
Prospectus
[LOGO] Quest Diagnostics Incorporated
$150,000,000
10-3/4% Senior Subordinated Notes due 2006

Interest payable June 15 and December 15
Issue Price: 100%


Interest on the Notes is payable on June 15 and December 15 of each year, commencing June 15, 1997. The Notes are subject to redemption on or after December 15, 2001, in whole or in part, at the option of the Company, at the redemption prices set forth herein. As discussed below, the Notes are also subject to redemption at a premium, at the option of the Company, in case the Distributions do not occur prior to March 31, 1997. Upon a Change of Control (as defined), holders of the Notes may require the Company to purchase all or a portion of the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest (if any) to the date of purchase. In addition, in the event of certain asset sales, the Company may be required to make an offer to purchase Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest (if any) to the date of purchase, with the net proceeds of such asset sales. See "Description of the Notes--Optional Redemption" and "--Repurchase at the Option of Holders."

The Notes will be unsecured senior subordinated obligations of the Company and will be fully and unconditionally guaranteed (the "Senior Subordinated Guarantees") on a senior subordinated basis by all of the Restricted Subsidiaries of the Company (collectively, "the Guarantors"). The Notes and the Senior Subordinated Guarantees will be subordinated in right of payment to all existing and future Senior Debt and Senior Guarantees of the Company and the Guarantors, respectively, will rank pari passu in right of payment with all unsecured senior subordinated indebtedness and all unsecured senior subordinated guarantees of the Company and the Guarantors, respectively, and will rank senior in right of payment to any future indebtedness and guarantees of the Company and the Guarantors, respectively, that may be subordinated thereto. On a pro forma basis, as of September 30, 1996, after giving effect to the Distributions, the sale of the Notes and the application of the proceeds thereof and $350.0 million of borrowings under the Credit Facility, there was $367 million of Senior Debt of Quest Diagnostics outstanding. The Notes are effectively subordinated to all existing and future indebtedness and other liabilities of the Company's Subsidiaries that are Unrestricted Subsidiaries, and thus not Guarantors, and would be so subordinated to all existing and future indebtedness of the Guarantors if the Senior Subordinated Guarantees were avoided or subordinated in favor of the Guarantors' other creditors.

The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof. See "Description of the Notes."

The Notes are being offered in connection with the Distributions of the Company's Common Stock and the Covance Common Stock to holders of Corning Common Stock. The net proceeds of the Notes offering will be used to repay, prior to the Distributions, certain indebtedness owed by the Company to Corning. The closing of the offering of the Notes is anticipated to occur prior to the Distributions.

If as a result of an event outside the control of Corning, the Company and Covance, the Distributions do not occur prior to March 31 , 1997, the Notes will be subject to redemption, as a whole and not in part, at the option of the Company, prior to June 30, 1997, at a redemption price equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date fixed for redemption. See "The Distributions" and "Description of the Notes--Optional Redemption."

The Notes have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

See "Risk Factors" beginning on page 15 for certain considerations relevant to an investment in the Notes.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


================================================================================
                                          Underwriting
                                          Discount and         Proceeds to
                 Price to Public (1)      Commissions (2)      Company (1)(3)
--------------------------------------------------------------------------------
Per Note               100%                   2.75%               97.25%
--------------------------------------------------------------------------------
Total              $150,000,000            $4,125,000          $145,875,000
--------------------------------------------------------------------------------





(1) Plus accrued interest, if any, from December 16, 1996.


(2) The Company and Corning have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. Corning has agreed to pay the Underwriters certain fees in connection with the Offering and the Distributions. See "Underwriting."


(3) Before deducting expenses payable by the Company estimated at $800,000.

The Notes are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters. The Underwriters withhold the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York, against payment therefor in immediately available funds on or about December 16, 1996.

J.P. Morgan & Co.
                             Goldman, Sachs & Co.
                                                       Lazard Freres & Co. LLC
December 11, 1996.

Map of the United States and Mexico indicating the locations of Quest Diagnostics Regional Labs, Headquarters, Branch labs and Esoteric lab. Map heading - Quest Diagnostics' Geographic Coverage.




IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

No person has been authorized to give any information or to make any representation other than those contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any of the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


                              Table of Contents

                                                                    Page
                                                                 ---------
Available Information                                                  4
Prospectus Summary                                                     5
Risk Factors                                                          15
The Distributions                                                     21
Use of Proceeds                                                       25
Capitalization                                                        26
Selected Historical Financial Data                                    27
Pro Forma Financial Information                                       31
Management's Discussion and Analysis of Financial Condition and
  Results of Operations                                               38
Business                                                              46
Management                                                            66
Security Ownership by Certain Beneficial Owners and Management        76
Description of the Credit Facility                                    77
Description of the Notes                                              79
Underwriting                                                          99
Validity of the Notes and Guarantees                                 100
Experts                                                              100
Index to Financial Statements                                        F-1





Until January 5, 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the Notes, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                            Available Information


The Company has filed a Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), registering its common stock, and is subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copies made at the public reference facilities of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices: 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at the prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically, such as the Company. The address of the Commission's Web site is http://www.sec.gov. The Company's common stock has been accepted for listing on the New York Stock Exchange ("NYSE") and, with such listing, such reports, proxy statements and other information regarding the Company may also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The Company and the Guarantors have filed with the Commission a joint Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes and the Guarantees offered hereby. This Prospectus omits information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company, the Guarantors, the Notes and the Guarantees offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission, at the addresses set forth above.

The Company has agreed to furnish holders of Notes its annual reports containing financial statements audited by independent auditors and quarterly reports containing unaudited financial information for the first three quarters of each year for as long as the Notes remain outstanding.

                              Prospectus Summary

This Summary is qualified by the more detailed information (including the financial statements and related notes) set forth elsewhere in this Prospectus which should be read in its entirety. Unless the context indicates, or it is specifically indicated otherwise, all references to (i) "Corning" include Corning Incorporated, a New York corporation, and its consolidated subsidiaries, (ii) "Quest Diagnostics" or the "Company" include Corning Clinical Laboratories Inc. (to be renamed Quest Diagnostics Incorporated prior to the Distributions), a Delaware corporation, and its direct and indirect subsidiaries (other than Covance) and assume that the Distributions have occurred, and (iii) "Covance" include Covance Inc. (formerly Corning Pharmaceutical Services Inc.), a Delaware corporation, and its direct and indirect subsidiaries and assume that the Distributions have occurred. Capitalized terms used but not defined in this Summary are defined elsewhere in this Prospectus.


                                 The Company

Quest Diagnostics is one of the largest independent clinical laboratory testing companies in the United States. Quest Diagnostics offers a broad range of routine and specialty ("esoteric") testing services used by the medical profession in the diagnosis, monitoring and treatment of disease and other medical conditions. Quest Diagnostics' network, which processes approximately 60 million requisitions for diagnostic tests annually, consists of 17 regional laboratories across the United States and the Corning Nichols Institute ("Nichols") esoteric testing laboratory in San Juan Capistrano, California. In addition, Quest Diagnostics has 14 branch laboratories in the United States as well as one branch laboratory in Mexico City (branch laboratories are smaller than regional laboratories), approximately 200 "STAT" laboratories and approximately 850 patient service centers located throughout the United States. For the year ended December 31, 1995 and the nine months ended September 30, 1996, Quest Diagnostics had net revenues of $1,629 million and $1,231 million, respectively, and Adjusted EBITDA (income
(loss) before income taxes plus net interest expense, depreciation and amortization and restructuring and other special charges) of $177 million and $135 million, respectively.

Quest Diagnostics operates 24 hours a day, 365 days a year, utilizing a fully integrated collection and processing system. Quest Diagnostics generally performs and reports most routine procedures within 24 hours, employing a variety of sophisticated and computerized laboratory testing instruments. Quest Diagnostics provides daily pickup of specimens from most customers principally through an in-house courier system. The specimens are sent to one of the Company's laboratories where one or more tests are performed.

Each patient specimen is accompanied by a test requisition form, which is completed by the customer, that indicates the tests to be performed and provides the necessary billing information. Each specimen and related requisition form is checked for completeness and then given a unique bar-coded identification number. Once the appropriate information is entered into the computer system, the tests are performed and the results are delivered to the doctor, primarily through computer interface or manually.

Corning entered the clinical laboratory business in 1982 with the acquisition of MetPath Inc. ("MetPath"), which was founded in 1967 and was one of the first laboratories to expand beyond a regional market. Since January 1993, Quest Diagnostics has acquired over thirty laboratories, including Damon Corporation ("Damon"), Bioran Medical Laboratory ("Bioran") and Maryland Medical Laboratory, Inc. ("MML"). In 1994, Quest Diagnostics enhanced its presence in the esoteric testing market through the acquisition of Nichols, a preeminent clinical laboratory with a leading reputation for esoteric testing and test innovations.

While Corning's ownership provided the Company with the capital to grow through acquisitions and to become one of the nation's largest independent clinical laboratory testing companies, the management of both Corning and Quest Diagnostics believe that Quest Diagnostics will be more competitive and operate more successfully in the future as an independent company, with a strong, focused and experienced management team to concentrate on customer needs. Independence will also enable Quest Diagnostics to motivate its employees by offering equity-based incentives tied directly to the performance of the Company and individual performance. Quest Diagnostics' management team has implemented a new business strategy, which focuses the business around three key strategic areas: clinical operations, customer focus and technological leadership and excellence.


                   The Clinical Laboratory Testing Industry

Clinical testing is a critical component in the delivery of quality health care service to patients. Currently, clinical laboratory testing is the first step in determining how a significant amount of all health care dollars are spent.

Quest Diagnostics believes that in 1995 the entire United States clinical laboratory industry had revenues exceeding $30 billion. The clinical laboratory industry consists primarily of three types of providers: hospital-affiliated laboratories, independent clinical laboratories, such as Quest Diagnostics, and physician-office laboratories. The Company believes that in 1995 approximately 56% of the clinical testing revenues in the United States were attributable to hospital-affiliated laboratories, approximately 36% were attributable to independent clinical laboratories and approximately 8% were attributable to physicians in their offices and laboratories.

Quest Diagnostics believes that consolidation will continue in the clinical laboratory testing business. In addition, Quest Diagnostics believes that it and the other large independent clinical laboratory testing companies may have the opportunity to increase their share of the overall clinical laboratories testing market due to a number of external factors, including cost efficiencies afforded by large-scale automated testing, Medicare reimbursement reductions and the growth of managed health care entities which require low-cost testing services and large service networks. In addition, legal restrictions on physician referrals and the ownership of laboratories as well as increased regulation of laboratories are expected to contribute to the continuing consolidation of the industry.

Quest Diagnostics believes that a number of factors are likely to positively influence the volume of clinical laboratory testing performed in the United States in the future, including (1) the general aging of the population in the United States; (2) an expanded base of scientific knowledge which has led to the development of more sophisticated specialized tests and an increase in the awareness of physicians of the value of clinical laboratory testing as a cost-effective means of early detection of disease and monitoring of treatment; (3) an increase in the number and types of tests which are, due to advances in technology and increased cost efficiencies, readily available on a more affordable basis to physicians; (4) expanded substance-abuse testing by corporations and governmental agencies; and (5) increased testing for sexually transmitted diseases such as AIDS. The impact of these factors is expected to be offset in part by increased controls over the utilization of clinical laboratory tests by both Medicare and the private sector, particularly managed care organizations.

                              Business Strategy

Quest Diagnostics' overall goal is to be recognized by its customers, employees and competitors as the best provider of comprehensive and innovative clinical testing, information and services. To achieve this, Quest Diagnostics' management team has focused the business around three key strategic areas: clinical operations, customer focus and technological leadership and excellence.

(bullet) Best Supplier. Quest Diagnostics seeks to be the best supplier of the highest quality and the lowest-cost testing services. Health care providers and patients expect accurate, timely and consistent laboratory test results at a fair price.

(bullet) Lowest-cost provider. Quest Diagnostics' average cost per requisition varies significantly among its regional laboratories; there is an approximately $7.00 difference in cost per requisition between the most efficient regional laboratory and the average, and an approximately $13.00 difference in cost per requisition between the most and the least efficient regional laboratories. In many cases, these variations do not relate to testing volumes or mixes, space costs, service requirements or regional labor cost differences. To reduce costs, Quest Diagnostics has begun to replicate the best practices from each region throughout its national network. Management expects to achieve significant cost savings within the next three years as these programs are fully implemented. *

(bullet) Highest Quality Provider. Quest Diagnostics is dedicated to providing accurate and timely test results and to being viewed by its customers as the highest quality provider of clinical testing services. Quest Diagnostics believes that implementation of best practices already developed in certain regions will permit the Company to be viewed by its customers as the highest quality provider of clinical testing services.

(bullet) Preferred Provider. Quest Diagnostics seeks to be the preferred provider of laboratory testing services to existing and new health care networks on a selective basis determined by profitability of accounts. Quest Diagnostics believes that it will become the preferred provider to these networks as (1) large networks typically prefer to utilize large independent clinical laboratories that can service them on a national or regional basis and (2) the Company continues to pursue its primary strategy of becoming the highest quality, lowest-cost provider. To achieve this, Quest Diagnostics will employ a rigorous national and regional process to both select and pursue customers and allocate resources to support these efforts.

*This is a forward looking statement and is based on current expectations.
 Actual results may vary materially from those projected. See "Business-Important Factors Regarding Forward Looking Statements." In particular, see factors (a), (d) and (j).

(bullet) Account Profitability. Quest Diagnostics intends to refocus its sales efforts on pursuing and keeping profitable accounts. Quest Diagnostics is actively reviewing the profitability of its current accounts, including those with managed care organizations, and will either increase pricing or eliminate accounts that cannot be serviced profitably.

(bullet) Regional Profitability. Quest Diagnostics presently believes that it has the leading market share among independent clinical laboratories in most routine testing markets of the northeast, mid-Atlantic and midwest regions. Approximately 65% of Quest Diagnostics' revenues and almost all of its EBITDA is generated from markets in which the Company believes that it has the leading market share. In most of these markets, Quest Diagnostics believes that it also is the lowest cost provider. Quest Diagnostics is evaluating its strategic alternatives relative to units whose profitability does not meet its internal goals. These alternatives may include joint ventures, alliances, or dispositions. Quest Diagnostics believes that, while the clinical laboratory industry is becoming national in scope, the Company can subcontract with other clinical laboratories to perform testing for national accounts in any markets in which the Company chooses not to compete.

(bullet) Leading Innovator. Quest Diagnostics intends to remain a leading innovator in the clinical laboratory industry by continuing to introduce new tests, technology and services. Through its relationship with the academic community and pharmaceutical and biotechnology firms and a research and development budget exceeding $15 million per year, Quest Diagnostics believes it is one of the leaders in transferring innovation from academic biotechnology laboratories to the market.

                             Recent Developments

By a plea agreement and civil agreement and release dated October 9, 1996, between the Department of Justice ("DOJ") and Damon, all federal criminal matters within the scope of the various federal investigations against Damon, and all claims including the civil qui tam cases underlying the civil investigations were settled for an aggregate of $119 million, which sum was reimbursed to Quest Diagnostics by Corning. The Damon settlement does not exclude Quest Diagnostics from future participation in any federal health care programs on account of Damon's practices.

Quest Diagnostics' aggregate reserve with respect to all governmental and private claims was $215 million at September 30, 1996 and is estimated to be reduced to $85 million as of the Distribution Date as a result of the payment of settled claims, primarily the Damon settlement of $119 million. Based on information available to management and Quest Diagnostics' experience with past settlements (including the fact that the aggregate amount of the Damon settlement was significantly in excess of established reserves) management has reassessed its reserve levels and believes that its current level of reserves is adequate. However, it is possible that additional information may become available which may cause the final resolution of these matters to be in excess of established reserves by an amount which could be material to Quest Diagnostics' results of operations and, for non-indemnified claims, Quest Diagnostics' cash flows in the period in which such claims are settled. While none of the governmental or nongovernmental investigations or claims is covered by insurance, Quest Diagnostics does not believe that these matters will have a material adverse effect on Quest Diagnostics' overall financial condition.

                              Corning Indemnity

In connection with the Distributions, Corning has agreed to indemnify Quest Diagnostics against all monetary penalties, fines or settlements arising out of any governmental claims arising out of alleged violations of applicable federal fraud and health care statutes and relating to billing practices of Quest Diagnostics and its predecessors that have been settled or are pending on the Distribution Date. Corning has also agreed to indemnify Quest Diagnostics for 50% of the aggregate of all judgment or settlement payments made by Quest Diagnostics that are in excess of $42.0 million in respect of claims by private parties (i.e., nongovernmental parties such as private insurers) that relate to indemnified or previously settled governmental claims and that allege overbillings by Quest Diagnostics or any existing subsidiaries of Quest Diagnostics, for services provided prior to the Distribution Date; provided, however, such indemnification for nongovernmental claims will not exceed $25.0 million in the aggregate and all amounts indemnified against by Corning for the benefit of Quest Diagnostics will be calculated on a net after-tax basis. Such indemnification will not cover (i) any governmental claims that arise after the Distribution Date pursuant to service of subpoena or other notice of such investigation after the Distribution Date, (ii) any nongovernmental claims unrelated to the indemnified governmental claims or investigations, (iii) any nongovernmental claims not settled prior to five years after the Distribution Date, (iv) any consequential or incidental damages relating to the billing claims, including losses of revenues and profits as a consequence of exclusion for participation in federal or state health care programs or (v) the fees and expenses of litigation.

                              The Distributions

On May 13, 1996, the board of directors of Corning approved a plan to distribute to Corning shareholders the clinical laboratory testing business being conducted by Quest Diagnostics and the contract research business being conducted by Quest Diagnostics' wholly owned subsidiary, Covance (together, the "Distributions").

The Distributions will be effected by distributing all of the outstanding shares of Quest Diagnostics common stock (the "Quest Diagnostics Common Stock") to holders of Corning common stock (the "Corning Common Stock"), followed immediately by the distribution of all of the common stock of Covance (the "Covance Common Stock") to those same holders, as holders of Quest Diagnostics Common Stock. It is expected that the Distributions will be made on December 31, 1996 (the date on which the Distributions are to be made, the "Distribution Date").

Prior to the consummation of the offering of the Notes contemplated hereby (the "Offering"), the Company entered into a $450 million senior, secured credit facility (the "Credit Facility"), among the Company, the lenders listed therein, NationsBank, N.A., as Issuing Bank, Wachovia Bank of Georgia, N.A., as Swingline Bank, and Morgan Guaranty Trust Company of New York, as Administrative Agent. The Credit Facility is comprised of a $300 million six-year amortizing term loan ("Tranche A Loan"), a $50 million seven-year term loan ("Tranche B Loan" and together with the Tranche A Loan, the "Term Loans") and a $100 million six-year revolving working capital facility (the "Working Capital Facility").

Corning currently has approximately $1.2 billion of Quest Diagnostics intercompany debt. Approximately $145 million of net proceeds from the Offering, together with the $350 million of borrowings under the Term Loans, will be paid to Corning in satisfaction of a portion of the outstanding intercompany debt. Corning will contribute the remaining intercompany debt to Quest Diagnostics' capital. Borrowings under the Working Capital Facility, substantially all of which is expected to be available as of the Distribution Date, will provide for future working capital needs and other general corporate purposes.

                                 The Offering

Securities Offered                         $150,000,000 aggregate principal amount of 10-3/4% Senior Subordinated
                                           Notes due December 15, 2006 (the "Notes").

Maturity Date                              December 15, 2006.

Interest Payment Date                      June 15 and December 15, commencing June 15, 1997.

Optional Redemption by the Company         The Notes will be redeemable, in whole or in part, at the option of the
                                           Company at any time on or after December 15, 2001, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to but excluding the date fixed for redemption. In addition, if as a result of an event outside the control of Corning, Quest Diagnostics and Covance, the Distributions do not occur prior to March 31, 1997, the Notes will be subject to redemption, as a whole and not in part, at the option of Quest Diagnostics, prior to June 30, 1997, at a redemption price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to but excluding the date fixed for redemption. See "Description of the Notes--Optional
                                           Redemption."

Change of Control Offer                    Upon a Change of Control, the Company has the obligation to offer to purchase all the outstanding Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the date of purchase. See "Description of the Notes--
                                           Repurchase at the Option of Holders--Change of Control" for a
                                           discussion of the circumstances in which the Company may not be required to make an offer to purchase upon a Change of Control.

Offers to Purchase                         In the event of certain asset sales, the Company will be required to offer to repurchase the Notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to but excluding the date of purchase with the net proceeds of such asset sales.

Subordination                              The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior
                                           Debt of the Company, including all indebtedness of the Company under the Credit Facility. The Notes will rank Pari Passu in right of payment with any other senior subordinated indebtedness of the Company.

                                      9

Subsidiary Guarantees                      The Notes will be guaranteed, jointly and severally, and fully and unconditionally, on a senior subordinated basis by the Guarantors (the
                                           "Senior Subordinated Guarantees"). The obligations of any Guarantor with respect to its Senior Subordinated Guarantee will be subordinated in right of payment, to the same extent as the obligations of the
                                           Company in respect of the Notes, to all existing and future Senior
                                           Guarantees, which will include the guarantees of the Credit Facility.
                                           The Senior Subordinated Guarantees would also be subordinated to all existing and future indebtedness of the Guarantors if the Senior
                                           Subordinated Guarantees were avoided or subordinated in favor of the
                                           Guarantors' other creditors. See "Risk Factors--Fraudulent Conveyance."
                                           The obligations of a Guarantor under its Senior Subordinated Guarantee will be released in certain circumstances, including if the Guarantor ceases to guarantee the Credit Facility. See "Description of the
                                           Notes--Senior Subordinated Guarantees."

Principal Covenants                        The indenture under which the Notes are issued (the "Indenture") will impose certain limitations on the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any Senior Debt and senior in right of payment to the Notes, enter into leases, incur liens, merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company.

Use of Proceeds                            The Company intends to use the proceeds from the sale of the Notes, together with the proceeds of borrowings under the Credit Facility, to repay certain intercompany indebtedness owed to Corning. See "Use of
                                           Proceeds."

The Distributions                          The Notes are being offered in connection with the Distributions of the
                                           Quest Diagnostics Common Stock and the Covance Common Stock to holders of Corning Common Stock. The closing of the offering of the Notes is anticipated to occur prior to the Distributions.


Listing                                    The Notes have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.



Risk Factors                               See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Notes.

                            Summary Financial Data

The following table summarizes certain historical and pro forma financial data of Quest Diagnostics at the dates and for each of the periods indicated. The selected financial data as of and for each of the years ended December 31, 1995, 1994 and 1993 have been derived from the audited combined financial statements of (the "Audited Financial Statements") and the notes thereto included elsewhere herein. The selected financial data as of and for the three and nine months ended September 30, 1996 and 1995 have been derived from the unaudited interim combined financial statements of Quest Diagnostics (the "Interim Financial Statements" and, together with the Audited Financial Statements, the "Financial Statements") and the notes thereto included elsewhere herein. In the opinion of Quest Diagnostics management, the unaudited interim combined financial statements include all adjustments, consisting of only normal recurring adjustments, that are necessary for a fair presentation of the financial position and results of operations for these periods. The unaudited interim results of operations for the three and nine months ended September 30, 1996 are not necessarily indicative of the results for the entire year ending December 31, 1996.

The selected pro forma financial data have been derived from the unaudited pro forma combined financial information of Quest Diagnostics for the year ended December 31, 1995 and for the three and nine months ended September 30, 1996 (the "Pro Forma Financial Information") and the notes thereto included elsewhere herein. The pro forma statement of operations data gives effect to the Distributions and the Accounting Policy Change (as defined below) as if they had occurred on January 1, 1995 and the pro forma balance sheet data gives effect to the Distributions and the Accounting Policy Change as if they had occurred on September 30, 1996. The pro forma financial data does not purport to represent what Quest Diagnostics' results of operations would have been if the Distributions and the Accounting Policy Change had in fact occurred on such dates, nor does it purport to indicate the future financial position or results of future operations of Quest Diagnostics. The pro forma adjustments are based upon currently available information and certain assumptions that Quest Diagnostics management believes to be reasonable. The summary historical and pro forma financial data set forth below should be read in conjunction with "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements and the notes thereto and the Pro Forma Financial Information and the notes thereto.

                                   Three Months Ended September 30,                 Nine Months Ended September 30,
                            ------------------------------------------------------------------------------------------------
                              Pro Forma               Historical               Pro Forma               Historical
                                           -------------------------------                    -------------------------------
                               1996(a)           1996            1995           1996(a)            1996            1995
                           --------------- --------------- --------------- ----------------  ----------------  --------------
                                              (in thousands, except share, per share and percentage data)
Statement of Operations
  Data:
Net revenues                 $   405,352      $  405,352      $  399,959      $ 1,231,290       $1,231,290     $1,239,474
Costs and expenses:
 Cost of services                255,390         255,390         240,868          768,809          768,809        735,984
 Selling, general and
  administrative                 125,190         125,190         181,346(c)       371,439          371,439        399,635(c)
 Provision for
  restructuring and other
  special charges(d)             155,730         155,730                          201,730          201,730         45,885
 Interest expense, net            11,804          19,866          20,927           35,784           59,887         61,529
 Amortization of
  intangible assets                7,672          10,328          11,293           23,803           31,772         33,678
 Other, net                        1,837           1,837           1,930             (198)            (198)         4,429
                           --------------- --------------- --------------- ----------------  ----------------  --------------
   Total                         557,623         568,341         456,364        1,401,367        1,433,439      1,281,140
                           --------------- --------------- --------------- ----------------  ----------------  --------------
Income (loss) before taxes      (152,271)       (162,989)        (56,405)        (170,077)        (202,149)       (41,666)
Income tax expense
  (benefit)                      (40,369)        (43,553)        (17,810)         (33,759)         (43,280)        (3,642)
                           --------------- --------------- --------------- ----------------  ----------------  --------------
Income (loss) before
cumulative effect of
 change in accounting
 principle                      (111,902)       (119,436)        (38,595)        (136,318)        (158,869)       (38,024)
Cumulative effect of
 change in accounting
 principle
                           --------------- --------------- --------------- ----------------  ----------------  --------------
Net income (loss)            $  (111,902)     $ (119,436)     $  (38,595)     $  (136,318)      $ (158,869)    $  (38,024)
                           =============== =============== =============== ================  ================  ==============

Pro forma shares
  outstanding(e)              28,901,735                                       28,901,735
Pro forma net loss per
  share                      $     (3.87)                                     $     (4.72)
Balance Sheet Data (at end
  of period):
 Cash                        $    40,000      $   48,319      $   46,908      $    40,000       $   48,319     $   46,908
 Working capital                 306,741         114,718         129,319          306,741          114,718        129,319
 Total assets                  1,623,384       1,886,378       1,896,058        1,623,384        1,886,378      1,896,058
 Long-term debt                  515,494       1,219,900       1,114,367          515,494        1,219,900      1,114,367
 Total debt                      517,379       1,231,785       1,226,211          517,379        1,231,785      1,226,211
 Stockholder's equity            615,024         132,670         320,576          615,024          132,670        320,576
Ratio of earnings to fixed
  charges                           --  (f)         --  (f)         --  (f)          --  (f)          --  (f)        --  (f)

Supplemental Data:
Net cash provided by
  operating activities       $    25,236      $   25,236      $   38,202      $    41,937       $   41,937     $   53,789
Net cash used in investing
  activities                      (7,904)         (7,904)        (17,044)         (53,097)         (53,097)       (77,911)
Net cash provided by (used
  in) financing activities        (6,618)         (6,618)        (18,006)          23,033           23,033         32,311
Bad debt expense             $    30,539      $   30,539      $   85,831(c)   $    81,891       $   81,891     $  127,297(c)
Bad debt expense as a % of
  net revenues                       7.5%            7.5%           21.5%             6.7%             6.7%          10.3%
Rent expense                 $    12,515      $   12,515      $   11,860      $    37,315       $   37,315     $   35,060
Capital expenditures              11,912          11,912          16,441           58,802           58,802         56,062
Depreciation expense         $    14,672      $   14,672      $   14,275      $    43,460       $   43,460     $   42,358
EBITDA(g)                    $  (118,123)(h)  $ (118,123)(h)  $   (9,910)(c)  $   (67,030)(h)   $  (67,030)(h) $   95,899(c)
EBITDA as a % of net
  revenues                         (29.1%)         (29.1%)          (2.5%)           (5.4%)           (5.4%)          7.7%
Adjusted EBITDA(i)           $    37,607      $   37,607      $   (9,910)(c)  $   134,700       $  134,700     $  141,784(c)
Adjusted EBITDA as a % of
  net revenues                       9.3%            9.3%           (2.5%)           10.9%            10.9%          11.4%
Supplemental Ratio Data:
 Adjusted EBITDA/interest
  expense, net                       3.2x                                             3.8x
 (Adjusted EBITDA-capital
   expenditures)/interest
   expense, net                      2.2x                                             2.1x
 (Total debt--cash)/annualized
   adjusted EBITDA                   3.2x                                             2.7x


(Footnotes on page 14)

                                                                Year Ended December 31,
                                              -----------------------------------------------------------
                                                 Pro Forma                    Historical
                                                              -------------------------------------------
                                                  1995(a)          1995          1994(b)        1993
                                              --------------- --------------- ------------- -------------
                                              (in thousands, except share, per share and percentage data)
Statement of Operations Data:
Net revenues                                   $  1,629,388     $1,629,388     $1,633,699    $1,416,338
Costs and expenses:
Cost of services                                    980,232        980,232        969,844       805,729
Selling, general and administrative                 523,271(c)     523,271(c)     411,939       363,579
Provision for restructuring and other
  special charges(d)                                 50,560         50,560         79,814        99,600
Interest expense, net                                49,209         82,016         63,295        41,898
Amortization of intangible assets                    34,031         44,656         42,588        28,421
Other, net                                            6,221          6,221          3,464         6,423
                                              --------------- --------------- ------------- -------------
  Total                                           1,643,524      1,686,956      1,570,944     1,345,650
                                              --------------- --------------- ------------- -------------
Income (loss) before taxes                          (14,136)       (57,568)        62,755        70,688
Income tax expense (benefit)                          7,443         (5,516)        34,410        25,929
                                              --------------- --------------- ------------- -------------
Income (loss) before cumulative effect of
 change in accounting principle                     (21,579)       (52,052)        28,345        44,759
Cumulative effect of change in accounting
 principle                                                                                      (10,562)
                                              --------------- --------------- ------------- -------------
Net income (loss)                              $    (21,579)    $   (52,052)   $   28,345    $   34,197
                                              =============== =============== ============= =============
Pro forma shares outstanding(e)                  28,901,735
Pro forma net loss per share                   $      (0.75)
Balance Sheet Data (at end of period):
Cash                                                            $   36,446     $   38,719    $   39,410
Working capital                                                    200,740        214,358       139,771
Total assets                                                     1,853,385      1,882,663     1,861,162
Long-term debt                                                   1,195,566      1,153,054     1,025,787
Total debt                                                       1,207,714      1,165,626     1,123,307
Stockholder's equity                                               295,801        386,812       395,509
Ratio of earnings to fixed charges                     --  (f)        --  (f)        1.77(f)       2.20(f)

Supplemental Data:
Net cash provided by operating activities      $     85,828     $   85,828     $   37,963    $   99,614
Net cash used in investing activities               (93,087)       (93,087)       (46,186)     (473,687)
Net cash provided by (used in) financing
  activities                                          4,986          4,986          7,532       392,956
Bad debt expense                               $     152,590(c) $   152,590(c) $   59,480    $   47,240
Bad debt expense as a % of net revenues                 9.4%           9.4%           3.6%          3.3%
Rent expense                                   $     46,900     $   46,900     $   49,400    $   46,900
Capital expenditures                                 74,045         74,045         93,354        65,317
Depreciation expense                           $     56,857     $   56,857     $   46,929    $   38,058
EBITDA(g)                                      $    125,961(c)  $   125,961(c) $   215,567   $   179,065
EBITDA as a % of net revenues                           7.7%           7.7%          13.2%         12.6%
Adjusted EBITDA(i)                             $    176,521(c)  $   176,521(c) $   295,381   $   278,665
Adjusted EBITDA as a % of net revenues                 10.8%          10.8%          18.1%         19.7%
Supplemental Ratio Data:
Adjusted EBITDA/interest expense, net                   3.6x
(Adjusted EBITDA-capital expenditures)/
  interest expense, net                                 2.1x


(Footnotes on page 14)

(Footnotes for preceding pages)

(a) Adjusted to reflect the pro forma effects of the Distributions and the Accounting Policy Change. See "Selected Historical Financial Data" and "Pro Forma Financial Information."
(b) In August 1993, Quest Diagnostics acquired Damon, a national clinical testing laboratory with approximately $280 million in annualized revenue, excluding Damon's California-based laboratories which were sold in April 1994. In November 1993, Quest Diagnostics acquired certain clinical-testing laboratories of Unilab Corporation ("Unilab"), with approximately $90 million in annualized revenue. The Damon and Unilab acquisitions were accounted for as purchases. Quest Diagnostics acquired MML, Nichols Institute and Bioran in June, August and October 1994, respectively, and accounted for these acquisitions as poolings of interest. Results presented include the results of Quest Diagnostics, MML, Nichols Institute and Bioran on a pooled basis. The increase in 1994 net revenues compared to 1993 net revenues was primarily due to the Damon and Unilab acquisitions.
(c) Includes a third quarter 1995 charge of $62.0 million to increase the reserve for doubtful accounts and allowances resulting from billing systems implementation and integration problems at certain laboratories and increased regulatory requirements.
(d) Provision for restructuring and other special charges includes charges for restructurings primarily for workforce reduction programs, the write-off of fixed assets and the costs of exiting a number of leased facilities. Other special charges is primarily comprised of settlement reserves for claims related to billing practices. See Note 5 to the Audited Financial Statements and Notes 2 and 3 to the Interim Financial Statements.
(e) Includes the issuance of approximately 28.0 million shares of Quest Diagnostics Common Stock in the Quest Diagnostics Spin-Off Distribution and the issuance of an estimated 900,000 shares into the Quest Diagnostics employee stock ownership plan.
(f) For purposes of this calculation, earnings consist of pretax income from continuing operations plus fixed charges. Fixed charges consist of interest expense and one-third of rental expense, representing that portion of rental expense deemed representative of the interest factor. Earnings were insufficient to cover fixed charges by the following amounts (in thousands):

      Three Months Ended September 30,    Nine Months Ended September 30,    Year Ended December 31,
    -----------------------------------  ---------------------------------  --------------------------
      Pro Forma         Historical        Pro Forma        Historical        Pro Forma    Historical
     ------------  --------------------  ----------  ---------------------  -----------  -------------
         1996        1996        1995       1996         1996       1995        1995         1995
       $152,271    $162,989    $56,405    $170,077     $202,149   $41,666     $14,136       $57,568


(g) EBITDA represents income (loss) before income taxes plus net interest expense and depreciation and amortization. EBITDA is presented and discussed because management believes that EBITDA is a useful adjunct to net income and other measurements under generally accepted accounting principles since it is a meaningful measure of a leveraged company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to (i) net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or (ii) cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity.
(h) 1996 EBITDA includes charges of $142 million and $188 million for the three months and nine months ended September 30, 1996, respectively, related to charges to establish additional reserves for the Damon and other related claims. In October 1996, Corning contributed $119 million to Quest Diagnostics' capital to fund the settlement of billing issues related to Damon and has agreed to indemnify Quest Diagnostics against certain related and similar claims pending at the Distribution Date.
(i) Adjusted EBITDA represents income (loss) before income taxes plus net interest expense, depreciation and amortization and restructuring and other special charges. EBITDA and Adjusted EBITDA include bad debt expense. Adjusted EBITDA is presented and discussed because management believes that Adjusted EBITDA is a useful adjunct to net income and other measurements under generally accepted accounting principles since it is a meaningful measure of a leveraged company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to (i) net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or (ii) cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity.

                                 Risk Factors

Prospective purchasers of the Notes should consider carefully the following factors, as well as the other information set forth or incorporated in this Prospectus, in deciding whether to purchase the Notes.

Subordination; Ranking of the Notes as Unsecured Obligations. The Notes will be unsecured senior subordinated obligations of Quest Diagnostics and will be unconditionally guaranteed on a senior subordinated basis by all of the Restricted Subsidiaries of Quest Diagnostics. The Notes and the Senior Subordinated Guarantees will be subordinated in right of payment to all existing and future Senior Debt (as defined under "Description of the Notes--Certain Definitions") and Senior Guarantees (as defined under "Description of the Notes--Certain Definitions"), respectively, of the Company and the Guarantors, will rank Pari Passu (as defined under "Description of the Notes--Certain Definitions") in right of payment with all unsecured senior subordinated indebtedness and all unsecured senior subordinated guarantees of Quest Diagnostics and the Guarantors, respectively, and will rank senior in right of payment to any future indebtedness or guarantees of Quest Diagnostics and the Guarantors, respectively, that may be subordinated thereto. Upon any payment or distribution of assets of Quest Diagnostics to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of Quest Diagnostics, the holders of Senior Debt will be entitled to receive payment in full of the principal of (and premium, if any) and interest on such Senior Debt, including all amounts due or to become due on all Senior Debt, or provision will be made for payment in cash or cash equivalents or otherwise, before the Holders of Notes are entitled to receive any payments, subject to certain exceptions. See "Description of the Notes--Subordination."

The Notes and the Senior Subordinated Guarantees will be effectively subordinated in right of payment to all existing and future secured indebtedness of Quest Diagnostics and the Guarantors, respectively, to the extent of the collateral securing such indebtedness.

On a pro forma basis, as of September 30, 1996, after giving effect to the Distributions, the sale of the Notes and the application of the proceeds thereof and $350.0 million of borrowings under the Term Loans, there was $367 million of Senior Debt of Quest Diagnostics outstanding. All of the borrowings under the Credit Facility have been guaranteed by the Guarantors on a senior basis. While the Indenture will limit, subject to the certain financial tests, the amount of additional Debt that Quest Diagnostics and its Restricted Subsidiaries can incur, there is no other limitation on the amount of Senior Debt that may be incurred. In addition, Quest Diagnostics may from time to time hereafter incur additional Debt constituting Senior Debt, including $100.0 million under the Working Capital Facility, substantially all of which is anticipated to be available at the Distribution Date.

Substantial Operations at Subsidiary Level; Structural Subordination. Quest Diagnostics holds substantial assets and conducts substantial operations through its Subsidiaries. Quest Diagnostics thus derives a substantial portion of its operating income and cash flow from its Subsidiaries and must rely substantially upon distributions from its Subsidiaries to generate the funds necessary to meet its obligations, including the payment of principal of and interest on the Notes. Although the Indenture generally prohibits Quest Diagnostics from permitting its Restricted Subsidiaries to allow restrictions on their ability to pay dividends and other amounts to Quest Diagnostics, any such restrictions could materially and adversely affect Quest Diagnostics' ability to service and repay its debts, including the Notes.

The Notes are effectively subordinated to all existing and future indebtedness and other liabilities of Quest Diagnostics' Subsidiaries (if any) that are Unrestricted Subsidiaries, and thus not Guarantors, and would be so subordinated to all existing and future indebtedness of the Guarantors if the Senior Subordinated Guarantees were avoided or subordinated in favor of the Guarantors' other creditors. See "--Fraudulent Conveyance." The aggregate net revenues and net loss from the Unrestricted Subsidiaries for the year ended December 31, 1995 were $21.7 million and $0.5 million, respectively. The Unrestricted Subsidiaries had an aggregate net book value of $0.1 million at December 31, 1995. The aggregate net revenues and net income for the Unrestricted Subsidiaries was less than 3% of the Company's net revenues and net income for the nine months ended September 30, 1996. The Unrestricted Subsidiaries had an aggregate net book value of less than 3% of the Company's net book value at September 30, 1996.

The obligation of a Guarantor under its Senior Subordinated Guarantee will be released if (i) such Guarantor ceases to be a Restricted Subsidiary, (ii) such Guarantor ceases to guarantee the Credit Facility, (iii) the Notes are defeased and discharged or (iv) all or substantially all of the assets of such Guarantor or all of the Capital Stock of such Guarantor is sold (including by issuance, merger, consolidation or otherwise) by the Company or any of its Subsidiaries in a transaction complying with the provisions described under "Certain Covenants--Repurchase at the Option of Holders--Asset Dispositions."

Fraudulent Conveyance. The Senior Subordinated Guarantees may be subject to review under federal or state fraudulent transfer law. To the extent that a court were to find that (x) the Senior Subordinated Guarantees were incurred by any Guarantor with intent to hinder, delay or defraud any present or future creditor, or a Guarantor contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others, or (y) any Guarantor did not receive fair consideration or reasonably equivalent value for issuing its Senior Subordinated Guarantees and any Guarantor (i) was insolvent, (ii) was rendered insolvent by reason of the issuance of the Senior Subordinated Guarantees, (iii) was engaged or about to engage in a business or transaction for which the remaining assets of a Guarantor constituted unreasonably small capital to carry on its business or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, a court could avoid or subordinate the Senior Subordinated Guarantees in favor of a Guarantor's creditors. If the Senior Subordinated Guarantees are subordinated, payments of principal and interest on the Notes generally would be subject to the prior payment in full of all indebtedness of the Guarantors. Among other things, a legal challenge of the Senior Subordinated Guarantees on fraudulent conveyance grounds may focus on the benefits, if any, realized by a Guarantor as a result of the issuance by Quest Diagnostics of the Notes. The extent (if any) to which a particular Guarantor may be deemed to have received such benefits may depend on Quest Diagnostics' use of the Offering proceeds, including the extent (if any) to which such proceeds or benefits therefrom benefit the Guarantor. None of the proceeds from the Offering will be contributed to the Restricted Subsidiaries. See "Use of Proceeds." The measure of insolvency for purposes of the foregoing will vary depending on the law of the applicable jurisdiction. Generally, however, an entity would be considered insolvent if the sum of its debts (including contingent or unliquidated debts) is greater than all of its property at a fair valuation or if the present fair saleable value of its assets is less than the amount that will be required to pay its probable liability under its existing debts as such debts become absolute and matured. Based upon financial and other information currently available to it, Quest Diagnostics presently believes that the Senior Subordinated Guarantees are being incurred for proper purposes and in good faith, and that the Guarantors (i) are solvent and will continue to be solvent after issuing the Senior Subordinated Guarantees, (ii) will have sufficient capital for carrying on their business after such issuance and (iii) will be able to pay their debts as they mature. There can be no assurance, however, that a court would necessarily agree with these conclusions, or determine that any particular Guarantor received fair consideration or reasonably equivalent value for issuing its Senior Subordinated Guarantee.

Financial Impact of the Distributions. While Quest Diagnostics has a substantial operating history, it has not operated as an independent company since 1982. As a Corning subsidiary, Quest Diagnostics' working capital requirements have been financed by Corning and Quest Diagnostics' major acquisitions have been financed through the issuance of Corning common stock and borrowings from Corning. Subsequent to the Distributions, Quest Diagnostics' activities will no longer be financed by Corning. In addition, it is anticipated that the rating of Quest Diagnostics' long-term debt will be non-investment grade. This may impact, among other things, Quest Diagnostics' ability to raise capital, fund working capital requirements or expand, through acquisitions or otherwise, and could thereby have an adverse effect on Quest Diagnostics' operating earnings and cash flow.

Substantial Leverage and Debt Service Requirements. After the Distributions and as a result of the incurrence of debt under the Credit Facility and the issuance of Notes, Quest Diagnostics will have substantial debt. At September 30, 1996, after giving effect to the transactions and adjustments described in "Pro Forma Financial Information," Quest Diagnostics would have had $517 million of total debt and total capitalization of $1,131 million, on a pro forma basis, and Quest Diagnostics' total debt as a percentage of total capitalization would have been approximately 46%. In addition to creating significant debt service obligations for Quest Diagnostics, the terms of the Credit Facility will contain customary affirmative and negative covenants that will, among other things, require Quest Diagnostics to maintain certain financial tests and ratios and will restrict Quest Diagnostics' ability to make asset dispositions, incur additional indebtedness, make certain payments and investments, transact with affiliates or enter into mergers or consolidate. See "Description of the Credit Facility."

The degree to which Quest Diagnostics is leveraged could have important consequences to holders of the Notes, including the following: (1) Quest Diagnostics' ability to obtain additional financing in the future for working capital, capital expenditures, product development, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of Quest Diagnostics' and its subsidiaries' cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness; (iii) the Credit Facility will contain certain restrictive financial and operating covenants, including, among others, requirements that Quest Diagnostics satisfy certain financial ratios; (iv) a significant portion of borrowings will be at floating rates of interest, causing Quest Diagnostics to be vulnerable to increases in interest rates; (v) Quest Diagnostics' degree of leverage may make it more vulnerable in a downturn in general economic conditions; and (vi) Quest Diagnostics' financial position may limit its flexibility in responding to changing business and economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of the Credit Facility."

Recent Losses. Quest Diagnostics incurred net losses of $52 million for the year ended December 31, 1995 and $158.9 million for the nine months ended September 30, 1996. The 1995 net loss includes the provision of $33 million for restructuring charges (primarily relating to workforce reduction programs and the cost of exiting a number of leased facilities) and $17.6 million of special charges related to settlements of governmental billing claims. The net loss for the 1996 period reflects the provision of $188 million for additional reserves primarily relating to the investigation of pre-acquisition billing practices of Damon and Nichols and $13.7 million to write off capitalized software as a result of its decision to abandon the billing system which had been intended as a new company-wide billing system. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." There can be no assurance that Quest Diagnostics' operations will be profitable in the future.

Intense Competition. The independent clinical laboratory industry in the United States is intensely competitive. Quest Diagnostics believes that in 1995 approximately 56% of the revenues of the clinical laboratory testing industry was generated by hospital-affiliated laboratories, approximately 36% by independent clinical laboratories and 8% by thousands of individual physicians in their offices and laboratories. Independent clinical laboratories fall into two separate categories: (1) smaller, generally local, laboratories that generally offer fewer tests and services and have less capital than the larger laboratories, and (2) larger laboratories such as Quest Diagnostics that provide a broader range of tests and services. Quest Diagnostics has two major competitors that operate in the national market--SmithKline Beecham Clinical Laboratories, Inc. ("SmithKline") and Laboratory Corporation of America Holdings, Inc. ("LabCorp"). Both SmithKline and LabCorp are affiliated with larger corporations that have greater financial resources than Quest Diagnostics. There are also many independent clinical laboratories that operate regionally and that compete with Quest Diagnostics in these regions. In addition, hospitals are in general both competitors and customers of independent clinical laboratories. The independent clinical laboratory testing industry has experienced intense price competition over the past several years, which has negatively impacted Quest Diagnostics' profitability. The following factors, among others, are often used by health care providers in selecting a laboratory: (i) pricing of the laboratory's testing services; (ii) accuracy, timeliness and consistency in reporting test results; (iii) number and type of tests performed; (iv) service capability and convenience offered by the laboratory; and (v) its reputation in the medical community. See "Business--The Clinical Laboratory Testing Industry" and "Business--Competition."

Role of Managed Care. Managed care organizations play a significant role in the health care industry and their role is expected to increase over the next several years. Managed care organizations typically negotiate capitated payment contracts, whereby a clinical laboratory receives a fixed monthly fee per covered individual, regardless of the number or cost of tests performed during the month (excluding certain tests, such as esoteric tests and anatomic pathology services). Laboratory services agreements with managed care organizations have historically been priced aggressively due to competitive pressure and the expectation that a laboratory would capture not only the volume of testing to be covered under the contract, but also the additional fee-for-service business from patients of participating physicians who are not covered under the managed care plan. However, as the number of patients covered under managed care plans continues to increase, there is less such fee-for-service business and, accordingly, less high margin business to offset the low margin (and often unprofitable) managed care business. Furthermore, increasingly, physicians are affiliated with more than one managed care organization and as a result may be required to refer clinical laboratory tests to different clinical laboratories, depending on the coverage of their patients. As a result, a clinical laboratory might not receive any fee-for-service testing from such physicians. See "Business--Customers and Payors" and "Business--Effect of the Growth of the Managed Care Sector on the Clinical Laboratory Business." During the nine months ended September 30, 1996, services to managed care organizations under capitated rate agreements accounted for approximately 6% of Quest Diagnostics' net revenues from clinical laboratory testing and approximately 15% of the tests performed by Quest Diagnostics. Quest Diagnostics is currently reviewing its pricing structures for agreements with managed care organizations and intends to insure that all of its future agreements with managed care organizations are profitably priced. However, there can be no assurance that Quest Diagnostics will be able to increase the prices charged to managed care organizations or that Quest Diagnostics will not lose market share in the managed care market to other clinical laboratories who continue to aggressively price laboratory services agreements with managed care organizations. Quest Diagnostics may experience declines in per-test revenue as managed care organizations continue to increase their share of the health care insurance market.

Reliance on Medicare/Medicaid Reimbursements. Approximately 23% and 22% of Quest Diagnostics' net revenues for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively, were attributable to tests performed for Medicare and Medicaid beneficiaries. Quest Diagnostics' business and financial results depend substantially on reimbursements paid to Quest Diagnostics under these programs. Quest Diagnostics is legally required to accept the government's reimbursement for most Medicare and Medicaid testing as payment in full. Such reimbursements are generally made pursuant to fee schedules, which are subject to certain limitations the levels of which have declined steadily since late 1984. Congress enacted a phased-in set of reductions in the reimbursement limitations as part of its 1993 budget legislation that reduced the Medicare national limitations in 1994 to 84% of the 1984 national median, in 1995 to 80% of the 1984 national median and in 1996 to 76% of the 1984 national median. In 1995, both houses of Congress passed a bill (the Medicare Preservation Act) that would have reduced the fee cap schedule from 75% to 65% of the 1984 national median, but the bill was vetoed by the President. Effective January 1, 1996, the Health Care Financing Administration ("HCFA") adopted a new policy on reimbursement for chemistry panel tests. As of January 1, 1996, 22 automated tests (rather than 19 tests) became reimbursable by Medicare as part of an automated chemistry profile. An additional allowance of $0.50 per test is authorized when more than 19 tests are billed in a panel. HCFA retains the authority to expand in the future the list of tests included in a panel. Effective as of March 1, 1996, HCFA eliminated its prior policy of permitting payment for all tests contained in an automated chemistry panel when at least one of the tests in the panel is medically necessary. Under the new policy, Medicare payment will not exceed the amount that would be payable if only the tests that are "medically necessary" had been ordered. In addition, since 1995 most Medicare carriers have begun to require clinical laboratories to submit documentation supporting the medical necessity, as judged by ordering physicians, for many commonly ordered tests. Quest Diagnostics expects to incur additional reimbursement reductions and additional costs associated with the implementation of these requirements of HCFA and Medicare carriers. The amount of the reductions in reimbursements and additional costs cannot be determined at this time. These and other proposed changes affecting the reimbursement policy of Medicare and Medicaid programs could have a material adverse effect on the business, financial condition, results of operations or prospects of Quest Diagnostics. See "Business--Regulation and Reimbursement--Regulation of Reimbursement for Clinical Laboratory Services." A failure of Quest Diagnostics to properly and promptly process its bills to Medicare may result in an increase in Quest Diagnostics' bad debt expense. See "Business--Billing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

Billing. Quest Diagnostics' billings have been hampered by both the industry-wide phenomenon of frequently missing or incorrect billing information and increasingly stringent payor requirements, as well as the existence of multiple billing information systems which have resulted in large part from Quest Diagnostics' growth through acquisitions. Quest Diagnostics' standard billing system has been implemented in seven of its 22 billing sites, which seven sites account for 35% of the Company's net revenues. Quest Diagnostics is beginning to convert the remaining non-standard billing systems to the standard SYS system. See "Business--Information Systems" and "--Billing." Standardizing its billing systems presents conversion risk to Quest Diagnostics as key databases and masterfiles are transferred to the SYS system and because the billing workflow is interrupted during the conversion, which may cause backlogs.


Government Investigations and Related Claims. As discussed under "Business--Government Investigations and Related Claims," Quest Diagnostics has settled various government and private claims (i.e., nongovernmental claims such as those by private insurers) totalling approximately $192 million relating primarily to industry-wide billing and marketing practices that had been substantially discontinued by early 1993. Specifically, Quest Diagnostics has entered into, (i) for an aggregate of approximately $180 million, five settlements with the Office of the Inspector General ("OIG") of the Department of Health and Human Services ("HHS") and the DOJ and two settlements and one tentative settlement with state governments with respect to Medicare and Medicaid marketing and billing practices of Quest Diagnostics and certain companies acquired by Quest Diagnostics prior to their acquisition and (ii) twelve completed settlements and one tentative settlement relating to private claims totalling approximately $12 million. In addition, there are pending investigations by the OIG and DOJ into billing and marketing practices at three regional laboratories operated by Nichols prior to its acquisition by Quest Diagnostics. There are no other private claims presently pending other than routine claims that are not material in the aggregate. By issuance of civil subpoenas in August 1993, the government began a formal investigation of Nichols. The investigation of Nichols remains open. Remedies available to the government include exclusion from participation in the Medicare and Medicaid programs, criminal fines, civil recoveries plus civil penalties and asset forfeitures. Although application of such remedies and penalties could materially and adversely affect Quest Diagnostics' business, financial condition, results of operations and prospects, management believes that the possibility of this happening is remote. Quest Diagnostics derived approximately 23% and 22% of its net revenues for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively, from Medicare and Medicaid programs.


In connection with the Distributions, Corning has agreed to indemnify Quest Diagnostics against all monetary penalties, fines or settlements for any governmental claims arising out of alleged violations of applicable federal fraud and health care statutes and relating to billing practices of Quest Diagnostics and its predecessors that have been settled or are pending on the Distribution Date. Corning has also agreed to indemnify Quest Diagnostics for 50% of the aggregate of all judgment or settlement payments made by Quest Diagnostics that are in excess of $42.0 million in respect of claims by private parties (i.e., nongovernmental parties such as private insurers) that relate to indemnified or previously settled governmental claims and that allege overbillings by Quest Diagnostics or any existing subsidiaries of Quest Diagnostics, for services provided prior to the Distribution Date; provided, however, such indemnification will not exceed $25.0 million in the aggregate and all amounts indemnified against by Corning for the benefit of Quest Diagnostics will be calculated on a net after-tax basis. However, such indemnification will not cover (i) any governmental claims that arise after the Distribution Date, (ii) any nongovernmental claims unrelated to the indemnified governmental claims or investigations, (iii) any nongovernmental claims not settled prior to five years after the Distribution Date, (iv) any consequential or incidental damages relating to the billing claims, including losses of revenues and profits as a consequence of exclusion for participation in federal or state health care programs or (v) the fees and expenses of litigation. Quest Diagnostics will control the defense of any governmental claim or investigation unless Corning elects to assume such defense. However, in the case of all nongovernmental claims related to indemnified governmental claims related to alleged over-billings, Quest Diagnostics will control the defense. All disputes under the Transaction Agreement are subject to binding arbitration. See "The Distributions--Transaction Agreement."

Quest Diagnostics' aggregate reserve with respect to all governmental and private claims, including litigation costs of approximately $6.6 million, was $215 million at September 30, 1996 and is estimated to be reduced to $85 million as of the Distribution Date as a result of the payment of settled claims, primarily the Damon settlement of $119 million. Based on information available to management and Quest Diagnostics' experience with past settlements (including the fact that the aggregate amount of the Damon settlement was significantly in excess of established reserves) management has reassessed its reserve levels and believes that its current level of reserves is adequate. However, it is possible that additional information (such as the indication by the government of criminal activity, additional tests being questioned or other changes in the government theories of wrongdoing) may become available which may cause the final resolution of these matters to be in excess of established reserves by an amount which could be material to Quest Diagnostics' results of operations and, for non-indemnified claims, Quest Diagnostics' cash flows in the period in which such claims are settled. While none of the governmental or nongovernmental investigations or claims is covered by insurance Quest Diagnostics does not believe that these matters will have a material adverse effect on the Company's overall financial condition.

Government Regulation. The clinical laboratory industry is subject to extensive governmental regulations at the federal, state and local levels. See "Business--Regulation and Reimbursement."

At the federal level, Quest Diagnostics' laboratories are required to be certified under the Clinical Laboratory Improvement Amendments of 1988 ("CLIA") and approved to participate in the Medicare/Medicaid programs. Currently, all clinical laboratories, including most physician-office laboratories ("POLs"), are required to comply with CLIA. However, the Medicare Preservation Act, passed in 1995 by both Houses of Congress, would have largely exempted POLs from having to comply with CLIA (except with respect to pap smear tests). Although this provision was not maintained by the House-Senate conference and was not included in the subsequent legislation, it could be reintroduced at any time. The exemption of POLs from CLIA would significantly reduce their costs, making them more financially viable and a greater competitive challenge to Quest Diagnostics and would more likely encourage physicians to establish laboratories in their offices.

A wide array of Medicare/Medicaid fraud and abuse provisions apply to clinical laboratories participating in such programs. Penalties for violations of these federal laws include exclusion from participation in the Medicare/Medicaid programs, asset forfeitures, civil and criminal penalties. Civil penalties for a wide range of offenses may be up to $2,000 per item and twice the amount claimed. These penalties will be increased effective January 1, 1997 to up to $10,000 per item plus three times the amount claimed. In the case of certain offenses, exclusion from participation in Medicare and Medicaid is a mandatory administrative penalty. The OIG interprets these fraud and abuse administrative provisions liberally and enforces them aggressively. Provisions in a bill enacted in August 1996 are likely to expand the federal government's involvement in curtailing fraud and abuse due to the establishment of (i) an anti-fraud and abuse trust fund funded through the collection of penalties and fines for violations of such laws and (ii) a health care anti-fraud and abuse task force. See "Business--Regulation and Reimbursement."

Potential Liability under the Spin-Off Tax Indemnification Agreements. Quest Diagnostics will enter into the Corning/Quest Diagnostics Spin-Off Tax Indemnification Agreement (as defined under "The Distributions--Spin-Off Tax Indemnification Agreements") that will prohibit Quest Diagnostics for a period of two years after the Distribution Date from taking certain actions, including a sale of 50% or more of the assets of Quest Diagnostics or engaging in certain equity or financing transactions, that might jeopardize the favorable tax treatment of the Distributions under section 355 of the Internal Revenue Code, as amended (the "Code"), and will provide Corning with certain rights of indemnification against Quest Diagnostics. Quest Diagnostics may also have indemnification obligations under the Corning/Quest Diagnostics Spin-Off Tax Indemnification Agreement in the case of the acquisition of, or tender or purchase offer by another person for, 20% or more of the outstanding Quest Diagnostics Common Stock. The Corning/Quest Diagnostics Spin-Off Tax Indemnification Agreement will also require Quest Diagnostics to take such actions as Corning may reasonably request to preserve the favorable tax treatment provided for in any rulings obtained from the Internal Revenue Service ("IRS") in respect of the Distributions. Quest Diagnostics and Covance will enter into the Covance/Quest Diagnostics Spin-Off Tax Indemnification Agreement (as defined under "The Distributions--Spin-Off Tax Indemnification Agreements") that will be essentially the same as the Corning/Quest Diagnostics Spin-Off Tax Indemnification except that Quest Diagnostics will make representations to and indemnify Covance as opposed to Corning. If obligations of Quest Diagnostics under either agreement were breached and primarily as a result thereof the Distributions do not receive favorable tax treatment under Code section 355, Quest Diagnostics would be required to indemnify Corning or Covance, as the case may be, for Taxes imposed and such indemnification obligations could exceed the net asset value of Quest Diagnostics at such time. See "The Distributions--Spin-Off Tax Indemnification Agreements."


Professional Liability Litigation. As a general matter, providers of clinical laboratory testing services may be subject to lawsuits alleging negligence or other similar legal claims, which suits could involve claims for substantial damages. Damages assessed in connection with, and the costs of defending any such actions could be substantial. Litigation could also have an adverse impact on Quest Diagnostics' client base. Quest Diagnostics maintains liability insurance (subject to maximum limits and self-insured retentions) for professional liability claims. This insurance does not cover liability for any of the investigations described under "--Government Investigations and Related Claims" and "Business--Government Investigations and Related Claims." While there can be no assurance, Quest Diagnostics management believes that the levels of coverage are adequate to cover currently estimated exposures. Although Quest Diagnostics believes that it will be able to obtain adequate insurance coverage in the future at acceptable costs, there can be no assurance that Quest Diagnostics will be able to obtain such coverage or will be able to do so at an acceptable cost or that Quest Diagnostics will not incur significant liabilities in excess of policy limits.

Absence of a Prior Public Market. The Notes are a new issue of securities with no established trading market. The Notes have been approved for listing on the New York Stock Exchange, subject to official notice of issuance. While the Underwriters have informed Quest Diagnostics that they intend to make a market in the Notes, they are not obligated to do so and may discontinue such market making at any time without notice. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Notes.

Dependence on Key Employees. Quest Diagnostics' affairs are managed by a small number of key management personnel, the loss of any of whom could have an adverse impact on Quest Diagnostics. There can be no assurance that Quest Diagnostics can retain its key managerial and technical employees or that it can attract, assimilate or retain other skilled technical personnel in the future. See "Business--Recent Organizational Changes" and "Management."

Certain Antitakeover Effects. Quest Diagnostics' amended and restated certificate of incorporation (the "Certificate") and by-laws (the "By-Laws"), and the Delaware General Corporation Law ("DGCL"), contain several provisions that could have the effect of delaying, deferring or preventing a change in control of Quest Diagnostics in a transaction not approved by the board of directors of Quest Diagnostics (the "Board"), or, in certain circumstances, by the disinterested members of the Board. In addition, an acquisition of certain securities or assets of Quest Diagnostics within two years after the Distribution Date might jeopardize the tax treatment of the Distributions and could result in Quest Diagnostics being required to indemnify Corning and Covance. See "--Potential Liability under the Spin-Off Tax Indemnification Agreements."

                              The Distributions

Overview of and Reasons for the Distributions

The Notes are being offered prior to but in connection with the distributions to holders of common stock with attached preferred share purchase rights (the "Corning Common Stock") of Corning of all of the outstanding common stock with attached preferred stock purchase rights, of (i) Quest Diagnostics, which is and, at the time of such distributions, will be a direct wholly owned subsidiary of Corning, and (ii) Covance, which currently is and, at the time of such distributions, will be a direct wholly owned subsidiary of Quest Diagnostics. The distribution (the "Quest Diagnostics Spin-Off Distribution") of all the outstanding common stock with attached preferred stock purchase rights of Quest Diagnostics (the "Quest Diagnostics Common Stock") to the holders of Corning Common Stock will be immediately followed by the distribution (the "Covance Spin-Off Distribution" and, together with the Quest Diagnostics Spin-Off Distribution, the "Distributions") of all of the outstanding common stock with attached preferred stock purchase rights of Covance (the "Covance Common Stock") to the holders of Quest Diagnostics Common Stock. Since the Covance Spin-Off Distribution will be immediately after (but on the same day as) the Quest Diagnostics Spin-Off Distribution, each holder of Corning Common Stock will, immediately after the Distributions, not only hold shares of Corning Common Stock but also shares of Quest Diagnostics Common Stock and Covance Common Stock. The Distributions will occur at 11:59 p.m. on December 31, 1996 (the "Distribution Date"). The shares of Quest Diagnostics Common Stock and Covance Common Stock have been accepted for listing on the New York Stock Exchange ("NYSE") under the symbols "DGX" and "CVD," respectively, subject to official notice of the Distributions.

The Distributions are subject to the satisfaction of several conditions including the receipt of a favorable IRS ruling (as defined below). Prior to the closing of the Offering, Quest Diagnostics transferred to Corning approximately $350 million of initial borrowings under the Credit Facility in partial repayment of certain intercompany indebtedness owed by Quest Diagnostics to Corning (the "Intercompany Debt"). On the closing date of the Offering, Quest Diagnostics will transfer the approximately $145 million net proceeds from the Offering to Corning in repayment of additional Intercompany Debt. Corning will cancel the Intercompany Debt as a contribution to the capital of Quest Diagnostics. See "Use of Proceeds."


Closing Document Escrow Arrangements

It is currently anticipated that the Offering will close prior to the Distributions. At the time of the closing of the Offering, all of the conditions to the consummation of the Distributions under the Transaction Agreement (as described below under "--Transaction Agreement") will have been satisfied or waived, and all of the operative agreements necessary to effect the Distributions will have been executed and placed in escrow with The Bank of New York, as Escrow Agent (the "Escrow Agent"), pursuant to the terms of an Escrow Agreement, dated the closing date of the Offering (the "Escrow Agreement"), among Quest Diagnostics, Corning, Covance and the Escrow Agent.

The Escrow Agreement will require the Escrow Agent to release the documents placed in escrow on the Distribution Date. If as a result of an event outside the control of Corning, Quest Diagnostics and Covance, the Distributions do not occur prior to March 31, 1997, the Notes will be subject to redemption, as a whole and not in part, at the option of Quest Diagnostics, prior to June 30, 1997, at a redemption price equal to 101% of the principal amount of the Notes plus accrued and unpaid interest at the date fixed for redemption.


Transaction Agreement

Corning, Quest Diagnostics and Covance have entered into the Transaction Agreement (the "Transaction Agreement") providing for, among other things, certain conditions precedent to the Distributions, certain corporate transactions required to effect the Distributions and other arrangements between Corning, Quest Diagnostics and Covance subsequent to the Distributions.

The Transaction Agreement provides for, among other things, assumptions of liabilities and cross-indemnities designed to allocate generally, effective as of the Distribution Date, financial responsibility for the liabilities arising out of or in connection with (i) the clinical laboratory business to Quest Diagnostics and its subsidiaries, (ii) the contract research business to Covance and its subsidiaries and (iii) all other business conducted by Corning prior to the Distribution Date to Corning and its subsidiaries other than Quest Diagnostics and Covance.

The Transaction Agreement provides that Corning, Quest Diagnostics and Covance will use their respective commercially reasonable efforts to achieve an allocation of consolidated indebtedness of Corning and an agreed upon capital structure after the Distributions of Corning, Quest Diagnostics and Covance. In addition to the specific indemnity described below, Corning, Quest Diagnostics and Covance are obligated under the Transaction Agreement to indemnify and hold harmless each other in respect of Indemnifiable Losses (as defined therein) arising out of or otherwise relating to the management or conduct of their respective businesses or the breach of any provision of the Transaction Agreement; provided, however, that Quest Diagnostics will have no obligation to indemnify or hold harmless Corning in respect of Indemnifiable Losses arising out of any governmental claims or investigations described in the next paragraph.

As discussed under "Business--Government Investigations and Related Claims," Quest Diagnostics is subject to several governmental investigations. Any amounts paid by Quest Diagnostics to settle these investigations, or as a result of a judgment relating to these investigations, will be indemnified by Corning under the Transaction Agreement. Under the Transaction Agreement Corning has agreed to indemnify Quest Diagnostics against all monetary penalties, fines or settlements arising out of any governmental criminal, civil or administrative investigations or claims that have been settled prior to or are pending as of the Distribution Date, pursuant to service of subpoena or other notice of such investigation to Quest Diagnostics, as well as any qui tam proceeding for which a complaint was filed prior to the Distribution Date whether or not Quest Diagnostics has been served with such complaint or otherwise been notified of the pendency of such action, to the extent that such investigations or claims arise out of or are related to alleged violations of federal fraud and health care statutes identified in the Transaction Agreement by reason of Quest Diagnostics or any company acquired by Quest Diagnostics billing any federal program or agency for services rendered to beneficiaries of such program or agency. Corning has also agreed to indemnify Quest Diagnostics for 50% of the aggregate of all judgment or settlement payments made by Quest Diagnostics that are in excess of $42.0 million in respect of claims by private parties (i.e., nongovernmental parties such as private insurers) that relate to indemnified or previously settled governmental claims and that allege overbillings by Quest Diagnostics or any existing subsidiaries of Quest Diagnostics for services provided prior to the Distribution Date; provided, however, such indemnification for private claims will terminate five years after the Distribution Date (whether or not settled) and will not exceed $25.0 million in the aggregate (reduced by certain tax benefits as described below). Quest Diagnostics' aggregate reserve with respect to all governmental and private claims, including litigation costs, was $215 million at September 30, 1996 and is estimated to be reduced to $85 million at the Distribution Date and as a result of the payment of settled claims, primarily the Damon settlement of $119 million.

Corning will not indemnify Quest Diagnostics against any governmental claims that arise after the Distribution Date, even though relating to events prior to the Distribution Date, or to any private claims that do not relate to the indemnified or previously settled governmental claims or investigations that relate to post-Distribution Date billings. Corning will not indemnify Quest Diagnostics against consequential or incidental damages relating to the billing claims, including losses of revenues and profits as a consequence of any exclusion from participation in federal or state health care programs or the fees and expenses of the litigation, including attorneys' fees and expenses. All amounts indemnified against by Corning for the benefit of Quest Diagnostics will be calculated on a net after-tax basis by taking into account any deductions and other tax benefits realized by Quest Diagnostics (or a consolidated group of which Quest Diagnostics is a member after the Distributions (the "Quest Diagnostics Group")) in respect of the underlying settlement, judgment payment, or other loss (or portion thereof) indemnified against by Corning generally at the time and to the extent such deductions or tax benefits are deemed to reduce the tax liability of Quest Diagnostics or the Quest Diagnostics Group under the Transaction Agreement.

The Transaction Agreement provides that, in the case of any claims for which Corning, Quest Diagnostics or Covance are entitled to indemnification, the indemnified party will control the defense of any claim unless the indemnifying party elects to assume such defense. However, in the case of all private claims related to indemnified governmental claims related to alleged overbillings, Quest Diagnostics will control the defense. Disputes under the Transaction Agreement are subject to binding arbitration.

The Transaction Agreement also provides that, except as otherwise set forth therein or in any other agreement, all costs or expenses incurred on or prior to the Distribution Date in connection with the Distributions will be allocated among the parties. Except as set forth in the Transaction Agreement or any related agreement, each party shall bear its own costs and expenses incurred after the Distribution Date.


Spin-Off Tax Indemnification Agreements

Corning and Quest Diagnostics will enter into a tax indemnification agreement (the "Corning/Quest Diagnostics Spin-Off Tax Indemnification Agreement") pursuant to which (1) Quest Diagnostics will represent to Corning that, to the best of its knowledge, the materials relating to Quest Diagnostics submitted to the IRS in connection with the request for ruling submitted to the IRS are complete and accurate in all material respects, (2) Quest Diagnostics will represent that it has no present intention to undertake the transactions described in part (3)(iii) hereafter or cease to engage in the active conduct of providing clinical laboratory testing services, (3) Quest Diagnostics will covenant and agree that for a period of two years following the Distribution Date (the "Restricted Period"), (i) Quest Diagnostics will continue to engage in the clinical laboratory testing business, (ii) Quest Diagnostics will continue to manage and own at least 50% of the assets which it owns directly and indirectly immediately after the Distribution Date and
(iii) neither Quest Diagnostics, nor any related corporation nor any of their respective directors, officers or other representatives will undertake, authorize, approve, recommend, permit, facilitate, or enter into any contract, or consummate any transaction with respect to: (A) the issuance of Quest Diagnostics Common Stock (including options and other instruments convertible into Quest Diagnostics Common Stock) which would exceed fifty percent (50%) of the outstanding shares of Quest Diagnostics Common Stock immediately after the Distribution Date; (B) the issuance of any other instrument that would constitute equity for federal tax purposes ("Disqualified Quest Diagnostics Stock"); (C) the issuance of options and other instruments convertible into Disqualified Quest Diagnostics Stock; (D) any repurchases of Quest Diagnostics Common Stock, unless such repurchases satisfy certain requirements; (E) the dissolution, merger, or complete or partial liquidation of Quest Diagnostics or any announcement of such action; or (F) the waiver, amendment, termination or modification of any provision of the Quest Diagnostics Rights Plan (as defined therein) in connection with, or in order to permit or facilitate, any acquisition of Quest Diagnostics Common Stock or other equity interest in Quest Diagnostics, and (4) Quest Diagnostics will agree to indemnify Corning for Taxes (as defined below) arising from violations of (1), (2) or (3) above and for Taxes arising as a result of (A) an acquisition of 20% or more of the stock of Quest Diagnostics by a person or related persons during the Restricted Period or (B) the commencement of a tender or purchase offer by a third party for 20% or more of Quest Diagnostics stock. If obligations of Quest Diagnostics under this agreement were breached and as a result thereof one or both of the Distributions do not qualify for the treatment stated in the ruling Corning requested from the IRS (the "IRS Ruling"), Quest Diagnostics would be required to indemnify Corning for Taxes imposed and such indemnification obligations could exceed the net asset value of Quest Diagnostics at such time.

Corning and Covance will enter into a tax indemnification agreement (the "Corning/Covance Spin-Off Tax Indemnification Agreement") pursuant to which
(1) Covance will represent to Corning that to the best of its knowledge, the materials relating to Covance submitted to the IRS in connection with the request for ruling submitted to the IRS are complete and accurate in all material respects, (2) Covance will represent that it has no present intention to undertake the transactions described in part (3)(iii) hereafter or to cease to engage in the active conduct of providing contract research services, (3) Covance will covenant and agree that during the Restricted Period, (i) Covance will continue to engage in the contract research business, (ii) Covance will continue to manage and own at least 50% of the assets which it owns directly and indirectly immediately after the Distribution Date and (iii) neither Covance, nor any related corporations nor any of their respective directors, officers or other representatives will undertake, authorize, approve, recommend, permit, facilitate, or enter into any contract, or consummate any transaction with respect to: (A) the issuance of Covance Common Stock (including options and other instruments convertible into Covance Common Stock) which would exceed fifty percent (50%) of the outstanding shares of Covance Common Stock immediately after the Distribution Date; (B) the issuance of any other instrument that would constitute equity for federal tax purposes ("Disqualified Covance Stock"); (C) the issuance of options and other instruments convertible into Disqualified Covance Stock;
(D) any repurchases of Covance Common Stock, unless such repurchases satisfy certain requirements; (E) the dissolution, merger, or complete or partial liquidation of Covance or any announcement of such action; or (F) the waiver, amendment, termination or modification of any provision of the Covance Rights Plan (as defined therein) in connection with, or in order to permit or facilitate, any acquisition of Covance Common Stock or other equity interest in Covance and (4) Covance will agree to indemnify Corning for Taxes arising from violations of (1), (2) or (3) above and for Taxes arising as a result of
(A) an acquisition of 20% or more of the stock of Covance by a person or related persons during the Restricted Period or (B) the commencement of a tender or purchase offer by a third party for 20% or more of Quest Diagnostics stock. If obligations of Covance under this agreement were breached and as a result thereof one or both of the Distributions do not qualify for the treatment stated in the IRS Ruling, Covance would be required to indemnify Corning for Taxes imposed and such indemnification obligations could exceed the net asset value of Covance at such time.

Quest Diagnostics and Covance will enter into a second tax indemnification agreement (the "Covance/Quest Diagnostics Spin-Off Tax Indemnification Agreement") which will be essentially the same as the Corning/Quest Diagnostics Spin-Off Tax Indemnification Agreement except that Quest Diagnostics will make representations to and indemnify Covance as opposed to Corning. If obligations of Quest Diagnostics under this agreement were breached and as a result thereof one or both of the Distributions do not qualify for the treatment stated in the IRS Ruling, Quest Diagnostics would be required to indemnify Covance for Taxes imposed and such indemnification obligations could exceed the net asset value of Quest Diagnostics at such time. Quest Diagnostics and Covance will enter into a tax indemnification agreement (the "Quest Diagnostics/Covance Spin-Off Tax Indemnification Agreement") which will be essentially the same as the Corning/Covance Spin-Off Tax Indemnification Agreement except that Covance will make representations to and indemnify Quest Diagnostics as opposed to Corning. If obligations of Covance under this agreement were breached and as a result thereof one or both of the Distributions do not qualify for the treatment stated in the IRS Ruling, Covance would be required to indemnify Quest Diagnostics for Taxes imposed and such indemnification obligations could exceed the net asset value of Covance at such time.

The Spin-Off Tax Indemnification Agreements will also require (i) Quest Diagnostics to take such actions as Corning may reasonably request and (ii) Covance to take such actions as Corning and Quest Diagnostics may reasonably request to preserve the favorable tax treatment provided for in any rulings obtained from the IRS in respect of the Distributions.

Tax Sharing Agreement

Corning, Quest Diagnostics and Covance will enter into a tax sharing agreement (the "Tax Sharing Agreement") which will allocate responsibility for federal income and various other taxes ("Taxes") among the three companies. The Tax Sharing Agreement provides that, except for Taxes arising as a result of the failure of either or both of the Distributions to qualify for the treatment stated in the IRS Ruling (which Taxes are allocated either pursuant to the Spin-Off Tax Indemnification Agreements or as described below), Corning is liable for and will pay the federal income taxes of the consolidated group that includes Quest Diagnostics and Covance and their subsidiaries, provided, however, that Quest Diagnostics and Covance are required to reimburse Corning for taxes for periods beginning after December 31, 1995 in which they are members of the Corning consolidated group and for which tax returns have not been filed as of the Distribution Date. This reimbursement obligation is based on the hypothetical separate federal tax liability of Quest Diagnostics and Covance, including their respective subsidiaries, calculated on a separate consolidated basis, subject to certain adjustments. Under the Tax Sharing Agreement, in the case of adjustments by a taxing authority of a consolidated federal income tax or certain other tax returns prepared by Corning which includes Quest Diagnostics or Covance, then, subject to certain exceptions, Corning is liable for and will pay any tax assessments, and is entitled to any tax refunds, resulting from such audit.

The Tax Sharing Agreement further provides that, if either of the Distributions fails to qualify for the tax treatment stated in the IRS Ruling (for reasons other than those indemnified against under one or more of the Spin-Off Tax Indemnification Agreements), Taxes imposed upon or incurred by Corning, Quest Diagnostics or Covance as a result of such failure are to be allocated among Corning, Quest Diagnostics and Covance in such a manner as will take into account the extent to which the actions or inactions of each may have contributed to such failure, and Corning, Quest Diagnostics and Covance each will indemnify and hold harmless the other from and against the taxes so allocated. If it is determined that none of the companies contributed to the failure of such distribution to qualify for the tax treatment stated in the IRS Ruling, the liability for taxes will be borne by each in proportion to its relative average market capitalization as determined by the average closing price for the common stock of each during the 20 trading-day period immediately following the Distribution Date. In the event that either of the Distributions fails to qualify for the tax treatment stated in the IRS Ruling and the liability for taxes as a result of such failure is allocated among Corning, Quest Diagnostics and Covance, the liability so allocated to Quest Diagnostics or Covance could exceed the net asset value of Quest Diagnostics or Covance, respectively.

                               Use of Proceeds

The net proceeds to Quest Diagnostics from the Offering are estimated to be approximately $145 million. The net proceeds from the Offering, together with approximately $350 million of borrowings under the Term Loans of the Credit Facility, will be used to repay approximately $495 million of Intercompany Debt owed to Corning. Corning will contribute to the equity capital of Quest Diagnostics any Intercompany Debt owed in excess of the approximately $495 million of Intercompany Debt being repaid. After completion of the foregoing transactions, Quest Diagnostics will not owe any Intercompany Debt to Corning. The Intercompany Debt currently bears interest at a weighted average interest rate of approximately 7% per annum and matures at various dates through 2024.

                                Capitalization

The following table sets forth Quest Diagnostics' capitalization as of September 30, 1996 giving effect to (i) the consummation of the Offering and the estimated initial borrowings under the Credit Facility, (ii) the Distributions and (iii) the Accounting Policy Change (as defined below), as if such transactions occurred on such date. This table should be read in conjunction with the Financial Statements and notes thereto and the Pro Forma Financial Information (as defined below) and notes thereto included elsewhere herein. Historical combined and pro forma combined financial information may not be indicative of Quest Diagnostics' future capitalization as an independent company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."


                                                        Pro Forma
                                         Historical    Adjustments      Pro Forma
                                       ------------- ---------------  --------------
                                                      (in thousands)
Cash                                     $   48,319     $   (8,319)(a) $   40,000
                                       ============= ===============  ==============
Short-term Debt:
 Current portion of long-term debt       $   11,885     $  (10,000)(b) $    1,885(h)
 Revolving credit facility                                         (c)
                                       ------------- ---------------  --------------
  Total Short-term Debt                  $   11,885     $  (10,000)    $    1,885
                                       ============= ===============  ==============
Long-term Debt:
 Term loans                              $   15,494     $  350,000 (b) $  365,494(h)
 Notes                                                     150,000 (b)    150,000
 Payable to Corning                       1,204,406         (8,319)(a)
                                                          (442,744)(b)
                                                          (753,343)(d)
                                       ------------- ---------------  --------------
  Total Long-term Debt                    1,219,900       (704,406)       515,494
                                       ------------- ---------------  --------------
Stockholder's Equity:
 Contributed capital                        297,823          6,000 (b)
                                                           753,343 (d)
                                                            11,250 (e)
                                                           150,000 (f)  1,218,416
 Accumulated deficit                       (163,158)       (13,239)(e)
                                                          (425,000)(g)   (601,397)
 Cumulative translation adjustment            1,801                         1,801
 Market valuation adjustment                 (3,796)                       (3,796)
                                       ------------- ---------------  --------------
  Total Stockholder's Equity                132,670        482,354        615,024
                                       ------------- ---------------  --------------
Total Capitalization                     $1,352,570     $ (222,052)    $1,130,518
                                       ============= ===============  ==============

(a) Historically, Quest Diagnostics has participated in Corning's centralized treasury and cash management processes. Cash received from operations was generally transferred to Corning on a daily basis. Cash disbursements for operations and investments were funded as needed from Corning. The cash balance at the Distribution Date will range from $30 million to $40 million. The pro forma adjustment to cash and payable to Corning represents the reduction to bring cash to the Distribution Date range.

(b) The pro forma adjustment to current portion of long-term debt, term loans, Notes, payable to Corning and contributed capital reflects borrowings by Quest Diagnostics, immediately prior to the Quest Diagnostics Spin-Off Distribution, to repay Corning for certain income tax liabilities and intercompany borrowings. The assumed interest rates on these borrowings are 7.50% and 10.75% for the Credit Facility and the Notes, respectively. $6 million of debt financing costs were paid by Corning and are reflected as a capital contribution.
(c) The Credit Facility will include a revolving credit facility of $100 million which can be used to fund working capital and investment activities. Quest Diagnostics management believes that substantially all of the revolving credit facility will be available at the Distribution Date.
(d) The pro forma adjustment to payable to Corning and contributed capital of $753.3 million reflects Corning's capital contribution to Quest
    Diagnostics of the estimated remaining intercompany borrowings.
(e) The pro forma adjustment to contributed capital and accumulated deficit represents costs directly related to the Quest Diagnostics Spin-Off Distribution that Quest Diagnostics expects to record coincident with the Quest Diagnostics Spin-Off Distribution. These costs, which are estimated at $20.2 million ($13.2 million after tax), include approximately $9.0 million related to professional advisory fees and $11.2 million related to the establishment of an employee stock ownership plan. This amount is subject to change based on the market price of the Quest Diagnostics Common Stock on the Distribution Date.

(f) The pro forma adjustment to contributed capital represents the estimated capital contribution related to Corning's indemnification under the Transaction Agreement. See "The Distributions--Transaction Agreement." As a result of funding settled claims, primarily the Damon settlement of $119 million, the receivable from Corning is estimated to approximate $25 million at the Distribution Date.
(g) Coincident with the Quest Diagnostics Spin-Off Distribution, Quest Diagnostics will adopt a new accounting policy for evaluating and measuring the recoverability of intangible assets based on a fair value approach (the "Accounting Policy Change"). The pro forma adjustment to accumulated deficit represents the estimated impact of the Accounting Policy Change. Quest Diagnostics management estimates the charge to reduce the carrying value of intangible assets to fair value will be in the range of $400 million to $450 million. The midpoint of the range has been utilized for the preparation of the Unaudited Pro Forma Combined Balance Sheet.
(h) The current portion of long-term debt and the term loans, exclusive of the pro forma adjustment, consists primarily of a mortgage note payable and capital lease obligations.

                      Selected Historical Financial Data

The following table presents selected historical financial data of Quest Diagnostics at the dates and for each of the periods indicated. The selected financial data as of and for each of the years ended December 31, 1995, 1994 and 1993 have been derived from the Audited Financial Statements and the notes thereto included elsewhere herein. The selected financial data as of and for the three and nine months ended September 30, 1996 and 1995 (the "Interim Financial Statements" and, together with the Audited Financial Statements, the "Financial Statements") and the years ended December 31, 1992 and 1991 have been derived from the unaudited combined financial statements of Quest Diagnostics. In the opinion of management, the unaudited combined financial statements include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the financial position and results of operations for these periods. The unaudited interim results of operations for the three and nine months ended September 30, 1996 are not necessarily indicative of the results for the entire year ending December 31, 1996.

The selected financial data should be read in conjunction with the Financial Statements and notes thereto, and the Pro Forma Financial Information and notes thereto included elsewhere herein. Historical combined financial data may not be indicative of Quest Diagnostics' future performance as an independent company. See the Financial Statements and notes thereto and Pro Forma Financial Information. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                                                    Three Months Ended               Nine Months Ended
                                                       September 30,                   September 30,
                                              -------------------------------  ------------------------------
                                                    1996            1995           1996            1995
                                              ---------------- -------------- ---------------  --------------
                                                          (in thousands, except percentage data)
Statement of Operations Data:
Net revenues                                     $  405,352      $  399,959     $1,231,290     $1,239,474
Costs and expenses:
 Cost of services                                   255,390         240,868        768,809        735,984
 Selling, general and administrative                125,190         181,346(b)     371,439        399,635  (b)
 Provision for restructuring and other
   special charges(c)                               155,730                        201,730         45,885
 Interest expense, net                               19,866          20,927         59,887         61,529
 Amortization of intangible assets                   10,328          11,293         31,772         33,678
 Other, net                                           1,837           1,930           (198)         4,429
                                              ---------------- -------------- ---------------  --------------
  Total                                             568,341         456,364      1,433,439      1,281,140
                                              ---------------- -------------- ---------------  --------------
Income (loss) before taxes                         (162,989)        (56,405)      (202,149)       (41,666)
Income tax expense (benefit)                        (43,553)        (17,810)       (43,280)        (3,642)
                                              ---------------- -------------- ---------------  --------------
Income (loss) before cumulative effect of
  change in accounting principle                   (119,436)        (38,595)      (158,869)       (38,024)
Cumulative effect of change in accounting
  principle
                                              ---------------- -------------- ---------------  --------------
Net income (loss)                                $ (119,436)     $  (38,595)    $ (158,869)    $  (38,024)
                                              ================ ============== ===============  ==============

Balance Sheet Data (at end of period):
 Cash                                            $   48,319      $   46,908     $   48,319     $   46,908
 Working capital                                    114,718         129,319        114,718        129,319
 Total assets                                     1,886,378       1,896,058      1,886,378      1,896,058
 Long-term debt                                   1,219,900       1,114,367      1,219,900      1,114,367
 Total debt                                       1,231,785       1,226,211      1,231,785      1,226,211
 Stockholder's equity                               132,670         320,576        132,670        320,576

Ratio of earnings to fixed charges                      -- (d)          -- (d)         -- (d)         --   (d)

Supplemental Data:
 Net cash provided by operating activities       $   25,236      $   38,202     $   41,937     $   53,789
 Net cash used in investing activities               (7,904)        (17,044)       (53,097)       (77,911)
 Net cash provided by (used in) financing
  activities                                         (6,618)        (18,006)        23,033         32,311
 EBITDA(e)                                       $ (118,123)(f)  $   (9,910)(b) $  (67,030)(f) $   95,899  (b)
 EBITDA as a % of net revenues                        (29.1)%          (2.5)%         (5.4)%          7.7%
 Adjusted EBITDA(g)                              $   37,607      $   (9,910)(b) $  134,700     $  141,784  (b)
 Adjusted EBITDA as a % of net revenues                 9.3%           (2.5)%         10.9%          11.4%


(Footnotes on page 30)

                                                                    Year Ended December 31,
                                              --------------------------------------------------------------------
                                                   1995         1994(a)        1993          1992         1991
                                              -------------- ------------- -------------------------- -----------
                                                             (in thousands, except percentage data)
Statement of Operations Data:
Net revenues                                    $1,629,388   $1,633,699    $1,416,338    $1,228,964    $941,116
Costs and expenses:
 Cost of services                                  980,232      969,844       805,729       657,354     553,810
 Selling, general and administrative               523,271(b)    411,939      363,579       334,665     193,934
 Provision for restructuring and other
   special charges(c)                               50,560       79,814        99,600        13,000
 Interest expense, net                              82,016       63,295        41,898        31,775      14,205
 Amortization of intangible assets                  44,656       42,588        28,421        21,359      16,556
 Other, net                                          6,221        3,464         6,423        16,300       6,636
                                              -------------- ------------- -------------------------- -----------
  Total                                          1,686,956    1,570,944     1,345,650     1,074,453     785,141
                                              -------------- ------------- -------------------------- -----------
Income (loss) before taxes                         (57,568)      62,755        70,688       154,511     155,975
Income tax expense (benefit)                        (5,516)      34,410        25,929        52,115      52,128
                                              -------------- ------------- -------------------------- -----------
Income (loss) before cumulative effect of
  change in accounting principle                   (52,052)      28,345        44,759       102,396     103,847
Cumulative effect of change in accounting
  principle                                                                   (10,562)
                                              -------------- ------------- -------------------------- -----------
Net income (loss)                               $  (52,052)  $   28,345    $   34,197    $  102,396    $103,847
                                              ============== ============= ========================== ===========

Balance Sheet Data (at end of period):
 Cash                                           $   36,446   $   38,719    $   39,410    $   20,528    $ 24,068
 Working capital                                   200,740      214,358       139,771       161,759     126,406
 Total assets                                    1,853,385    1,882,663     1,861,162     1,024,806     764,087
 Long-term debt                                  1,195,566    1,153,054     1,025,787       431,624     270,682
 Total debt                                      1,207,714    1,165,626     1,123,307       474,175     287,973
 Stockholder's equity                              295,801      386,812       395,509       408,149     291,973

Ratio of earnings to fixed charges                      --(d)      1.77(d)       2.20(d)       4.44(d)     5.83(d)

Supplemental Data:
 Net cash provided by operating
    activities                                  $   85,828   $   37,963    $   99,614    $  101,077        $ -- (h)
 Net cash used in investing activities             (93,087)     (46,186)     (473,687)     (203,884)         -- (h)
 Net cash provided by (used in) financing
  activities                                         4,986        7,532       392,956        99,267          -- (h)
 EBITDA(e)                                      $  125,961(b) $  215,567   $  179,065    $  242,527    $213,593
 EBITDA as a % of net revenues                         7.7%         13.2%        12.6%         19.7%       22.7%
 Adjusted EBITDA(g)                             $  176,521(b) $  295,381   $  278,665    $  255,527    $213,593
 Adjusted EBITDA as a % of net revenues               10.8%         18.1%        19.7%         20.8%       22.7%


(Footnotes on page 30)

(Footnotes for preceding pages)


(a) In August 1993, Quest Diagnostics acquired Damon, a national clinical-testing laboratory with approximately $280 million in annualized revenues, excluding Damon's California-based laboratories, which were sold in April 1994. In November 1993, Quest Diagnostics acquired certain clinical-testing laboratories of Unilab, with approximately $90 million in annualized revenues. The Damon and Unilab acquisitions were accounted for as purchases. Quest Diagnostics acquired MML, Nichols and Bioran Medical Laboratory ("Bioran") in June, August and October 1994, respectively, and accounted for these acquisitions as poolings of interest. Results presented include the results of Quest Diagnostics, MML, Nichols and Bioran on a pooled basis. The increase in 1994 net revenues compared to 1993 net revenues was primarily due to the Damon and Unilab acquisitions.

(b) Includes a third quarter 1995 charge of $62.0 million to increase the reserve for doubtful accounts and allowances resulting from billing systems implementation and integration problems at certain laboratories and increased regulatory requirements.

(c) Provision for restructuring and other special charges includes charges for restructurings primarily for work force reduction programs, the write-off of fixed assets and the costs of exiting a number of leased facilities. Other special charges is primarily comprised of settlement reserves for claims related to billing practices. See Note 5 to the Audited Financial Statements and Notes 2 and 3 to the Interim Financial Statements.

(d) For purposes of this calculation, earnings consist of pretax income from continuing operations plus fixed charges. Fixed charges consist of interest expense and one-third of rental expense, representing that portion of rental expense deemed representative of the interest factor. Earnings were insufficient to cover fixed charges by the following amounts (in thousands):

             Three months Ended September 30,                 Nine months Ended September 30,         Year Ended December 31,
      ----------------------------------------------- -----------------------------------------------  -----------------------
               1996                    1995                     1996                    1995                    1995
             $162,989                 $56,405                 $202,149                $41,666                 $57,568



(e) EBITDA represents income (loss) before income taxes plus net interest expense, depreciation and amortization. EBITDA is presented and discussed because management believes that EBITDA is a useful adjunct to net income and other measurements under generally accepted accounting principles since it is a meaningful measure of a leveraged company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to (i) net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or (ii) cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity.

(f) 1996 EBITDA includes charges of $142 million and $188 million for the three months and nine months ended September 30, 1996, respectively, related to charges to establish additional reserves for settlement issues. In October 1996, Corning contributed $119 million to Quest Diagnostics' capital to fund the settlement of billing issues related to Damon and has agreed to indemnify Quest Diagnostics against certain related and similar claims pending at the Distribution Date.

(g) Adjusted EBITDA represents income (loss) before income taxes plus net interest expense, depreciation and amortization and restructuring and other special charges. EBITDA and Adjusted EBITDA include bad debt expense. Adjusted EBITDA is presented and discussed because management believes that Adjusted EBITDA is a useful adjunct to net income and other measurements under generally accepted accounting principles since it is a meaningful measure of a leveraged company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to (i) net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or (ii) cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity.

(h) 1991 cash flow data, on a basis restated for poolings, is not available.

                       Pro Forma Financial Information


The unaudited pro forma combined statements of operations for the three and nine months ended September 30, 1996 and for the year ended December 31, 1995 present the results of operations of Quest Diagnostics assuming that the Distributions and the Accounting Policy Change had been completed as of January 1, 1995. The unaudited pro forma combined balance sheet as of September 30, 1996 presents the combined financial position of Quest Diagnostics assuming that the Distributions and the Accounting Policy Change had been completed on that date. In the opinion of Quest Diagnostics management, the unaudited pro forma combined financial information for the year ended December 31, 1995 and the three and nine months ended September 30, 1996 (the "Pro Forma Financial Information") includes all material adjustments necessary to restate Quest Diagnostics' historical results. The adjustments required to reflect such assumptions are described in the Notes to the Pro Forma Financial Information and are set forth in the "Pro Forma Adjustments" column.

The Pro Forma Financial Information should be read in conjunction with the Financial Statements and notes thereto included elsewhere herein. The Pro Forma Financial Information presented is for informational purposes only and may not necessarily reflect the future results of operations or financial position or what the results of operations or financial position would have been had the Distributions and the Accounting Policy Change occurred as assumed herein, or had Quest Diagnostics been operated as an independent company during the periods shown.

                        Quest Diagnostics Incorporated
             Unaudited Pro Forma Combined Statement of Operations
                    Three Months Ended September 30, 1996


                                                                                      Pro Forma
                                                                 Historical          Adjustments          Pro Forma
                                                             -------------------  ------------------- -------------------
                                                                   (in thousands, except share and per share data)
Net revenues                                                     $ 405,352           $                 $     405,352
Costs and expenses
 Cost of services                                                  255,390                                   255,390
 Selling, general and administrative                               125,190                  0 (a)            125,190
 Provision for restructuring and other special charges             155,730                                   155,730
 Interest expense, net                                              19,866             (8,062)(b)             11,804
 Amortization of intangible assets                                  10,328             (2,656)(c)              7,672
 Other, net                                                          1,837                                     1,837
                                                             -------------------  ------------------- -------------------
Loss before taxes                                                 (162,989)            10,718               (152,271)
Income tax (benefit) provision                                     (43,553)             3,184 (d)            (40,369)
                                                             -------------------  ------------------- -------------------
Net loss                                                         $(119,436)          $  7,534          $    (111,902)
                                                             ===================  =================== ===================
Pro forma shares outstanding                                                                              28,901,735 (e)
                                                                                                      ===================
Pro forma net loss per share                                                                           $       (3.87)(f)
                                                                                                      ===================


The accompanying notes to unaudited pro forma combined financial information are an integral part hereof.

                        Quest Diagnostics Incorporated
             Unaudited Pro Forma Combined Statement of Operations
                     Nine Months Ended September 30, 1996


                                                                             Pro Forma
                                                        Historical          Adjustments          Pro Forma
                                                    ------------------- -------------------  -------------------
                                                          (in thousands, except share and per share data)
Net revenues                                            $1,231,290          $                  $ 1,231,290
Costs and expenses
 Cost of services                                          768,809                                 768,809
 Selling, general and administrative                       371,439                 0 (a)           371,439
 Provision for restructuring and other special
   charges                                                 201,730                                 201,730
 Interest expense, net                                      59,887           (24,103)(b)            35,784
 Amortization of intangible assets                          31,772            (7,969)(c)            23,803
 Other, net                                                   (198)                                   (198)
                                                    ------------------- -------------------  -------------------
Loss before taxes                                         (202,149)           32,072              (170,077)
Income tax (benefit) provision                             (43,280)            9,521 (d)           (33,759)
                                                    ------------------- -------------------  -------------------
Net loss                                                $ (158,869)         $ 22,551           $  (136,318)
                                                    =================== ===================  ===================
Pro forma shares outstanding                                                                    28,901,735 (e)
                                                                                             ===================
Pro forma net loss per share                                                                   $     (4.72)(f)
                                                                                             ===================


The accompanying notes to unaudited pro forma combined financial information are an integral part hereof.

                        Quest Diagnostics Incorporated
             Unaudited Pro Forma Combined Statement of Operations
                         Year Ended December 31, 1995


                                                                     Pro Forma
                                                     Historical     Adjustments       Pro Forma
                                                   --------------- --------------  ----------------
                                                   (in thousands, except share and per share data)
Net revenues                                         $1,629,388     $                $ 1,629,388
Costs and expenses
 Cost of services                                       980,232                          980,232
 Selling, general and administrative                    523,271            0 (a)         523,271
 Provision for restructuring and other special
   charges                                               50,560                           50,560
 Interest expense, net                                   82,016      (32,807)(b)          49,209
 Amortization of intangible assets                       44,656      (10,625)(c)          34,031
 Other, net                                               6,221                            6,221
                                                   --------------- --------------  ----------------
Loss before taxes                                       (57,568)      43,432             (14,136)
Income tax (benefit) provision                           (5,516)      12,959 (d)           7,443
                                                   --------------- --------------  ----------------
Net loss                                             $  (52,052)    $ 30,473         $   (21,579)
                                                   =============== ==============  ================
Pro forma shares outstanding                                                          28,901,735 (e)
                                                                                   ================
Pro forma net loss per share                                                         $     (0.75)(f)
                                                                                   ================


The accompanying notes to unaudited pro forma combined financial information are an integral part hereof.

                        Quest Diagnostics Incorporated
                  Unaudited Pro Forma Combined Balance Sheet
                              September 30, 1996

                                                                  Pro Forma
                                                  Historical     Adjustments     Pro Forma
                                                 ------------- ---------------  -------------
                                                                (in thousands)
Assets

Current Assets:
 Cash and cash equivalents                        $   48,319     $   (8,319)(g)  $   40,000
 Accounts receivable                                 323,171                        323,171
 Inventories                                          25,559                         25,559
 Deferred taxes on income                            126,906          9,400 (h)     136,306
 Due from Corning Incorporated                                      150,000 (i)     150,000
 Prepaid expenses and other assets                    25,217                         25,217
                                                 ------------- ---------------  -------------
 Total current assets                                549,172        151,081         700,253
Property, plant and equipment, net                   293,490                        293,490
Intangible assets, net                             1,001,500       (425,000)(j)     576,500
Other assets                                          42,216         10,925 (h)      53,141
                                                 ------------- ---------------  -------------
Total Assets                                      $1,886,378     $ (262,994)     $1,623,384
                                                 ============= ===============  =============

Liabilities and Stockholder's Equity

Current Liabilities:
 Accounts payable and accrued expenses            $  374,058     $    9,000 (k)  $  383,058
 Current portion of long-term debt                    11,885        (10,000)(h)       1,885
 Income taxes payable                                 34,212        (18,632)(h)
                                                                     (7,011)(k)       8,569
 Due to Corning Incorporated and affiliates           14,299        (14,299)(h)
                                                 ------------- ---------------  -------------
 Total current liabilities                           434,454        (40,942)        393,512
Long-term debt, third-party                           15,494        500,000 (h)     515,494
Payable to Corning                                 1,204,406         (8,319)(g)
                                                                   (442,744)(h)
                                                                   (753,343)(l)
Other liabilities                                     99,354                         99,354
                                                 ------------- ---------------  -------------
 Total liabilities                                 1,753,708       (745,348)      1,008,360
                                                 ------------- ---------------  -------------
Stockholder's Equity:
 Contributed capital                                 297,823          6,000 (h)
                                                                    150,000 (i)
                                                                     11,250 (k)
                                                                    753,343 (l)   1,218,416
Accumulated deficit                                (163,158)       (425,000)(j)
                                                                    (13,239)(k)    (601,397)
 Cumulative translation adjustment                     1,801                          1,801
 Market valuation adjustment                          (3,796)                        (3,796)
                                                 ------------- ---------------  -------------
 Total stockholder's equity                          132,670        482,354         615,024
                                                 ------------- ---------------  -------------
Total Liabilities and Stockholder's Equity        $1,886,378     $ (262,994)     $1,623,384
                                                 ============= ===============  =============


The accompanying notes to unaudited pro forma combined financial information are an integral part hereof.

                        Quest Diagnostics Incorporated
         Notes to Unaudited Pro Forma Combined Financial Information

Statements of Operations

(a) The historical financial statements include substantially all of the costs incurred by Corning on Quest Diagnostics' behalf and reflect all of its costs of doing business. Quest Diagnostics management does not expect administrative costs to increase as a result of being an independent, public company.

(b) The pro forma adjustment to interest expense, net represents the difference between historical intercompany interest expense and interest expense on the third party debt to be incurred in connection with the Quest Diagnostics Spin-Off Distribution. Quest Diagnostics will borrow, immediately prior to the Quest Diagnostics Spin-Off Distribution, approximately $500 million in long-term debt to repay Corning for certain intercompany borrowings. The debt is assumed to consist of $350 million of borrowings under the Credit Facility and $150 million of Notes. The assumed interest rates on these new borrowings are 7.50% and 10.75% for the Credit Facility and the Notes, respectively. If the interest rate on the Credit Facility fluctuates by 1/8%, interest expense fluctuates by approximately $440,000 annually.

(c) The pro forma adjustment to amortization of intangible assets represents the estimated reduction of amortization expense due to the Accounting Policy Change. Most of Quest Diagnostics' intangible assets resulted from business combinations in 1993 accounted for as purchases. Significant changes in the clinical laboratory and health care industries subsequent to 1993 have caused the fair value of Quest Diagnostics' intangible assets to be significantly less than their carrying value. Quest Diagnostics management believes that a valuation of intangible assets based on the amount for which each regional laboratory could be sold in an arm's-length transaction is preferable to using projected undiscounted pre-tax cash flows. Quest Diagnostics believes fair value is a better indicator of the extent to which the intangible assets may be recoverable and therefore may be impaired. Quest Diagnostics management estimates that the reduction of amortization expense will approximate between $10.0 million and $11.3 million annually and $2.5 million and $2.8 million quarterly. The midpoint of the range has been utilized for the preparation of the Unaudited Pro Forma Combined Statements of Operations.
(d) The pro forma adjustment to income tax (benefit) provision represents the estimated income tax impact of the pro forma reduction in interest expense at the incremental tax rate of 39.5%. The pro forma amortization expense reduction will not impact income taxes as the amortization is not deductible for tax purposes.
(e) The pro forma common shares outstanding represents Quest Diagnostics management's current estimate of the number of shares to be outstanding after the Quest Diagnostics Spin-Off Distribution. Management's estimate includes (a) the issuance of approximately 28.0 million shares of Quest Diagnostics Common Stock at an exchange ratio of one share of Quest Diagnostics Common Stock issued for every eight shares of Corning Common Stock outstanding at September 30, 1996 and (b) the issuance of an estimated 900,000 shares into the employee stock ownership plan. Quest Diagnostics management's estimate of shares outstanding is subject to change as the result of normal issuances and repurchases of Corning Common Stock prior to the date of the Quest Diagnostics Spin-Off Distribution and finalization of the proposed structure of the employee stock ownership plan.
(f) Pro forma net loss per share is computed by dividing net loss by the pro forma shares outstanding during each period. Common stock equivalents are not included in the loss per share computation because they do not result in material dilution. Historical net loss per share data is not presented as Quest Diagnostics' historical capital structure is not comparable to periods subsequent to the Quest Diagnostics Spin-Off Distribution.

Balance Sheet

(g) Historically, Quest Diagnostics has participated in Corning's centralized treasury and cash management processes. Cash received from operations was generally transferred to Corning on a daily basis. Cash disbursements for operations and investments were funded as needed from Corning. The cash balance at the Distribution Date will range from $30 million to $40 million. The pro forma adjustment to cash and payable to Corning represents the reduction to bring cash to the Distribution Date range.

(h) The pro forma adjustment to deferred taxes on income, other assets, current portion of long-term debt, income taxes payable, due to Corning Incorporated and affiliates, long-term debt third party, payable to Corning and contributed capital reflects borrowings, and related debt financing costs, by Quest Diagnostics, immediately prior to the Quest Diagnostics Spin-Off Distribution, to repay Corning for certain income tax liabilities and intercompany borrowings. The debt is assumed to consist of $350 million of bank borrowings under the Credit Facility and $150 million of Notes. $6 million of the debt financing costs were paid by Corning and are reflected as a capital contribution.

(i) The pro forma adjustment to due from Corning Incorporated and contributed capital represents the estimated receivable from Corning and capital contribution related to Corning's indemnification obligations relating to governmental claims under the Transaction Agreement. The receivable from Corning is estimated to approximate $25 million at the Distribution Date. The reduction from $150 million at September 30, 1996 to $25 million at the Distribution Date is due to the fund-ing by Corning of indemnified claims, primarily the Damon settlement of $119 million, subsequent to September 30, 1996 and before the Distribution Date. The remaining receivable will be paid by Corning upon the settlement of the underlying, indemnified claims which is expected to occur within the next twelve months.

(j) The pro forma adjustment to intangible assets, net and accumulated deficit represents the estimated impact of the Accounting Policy Change. Quest Diagnostics management estimates the charge to reduce the carrying value of intangible assets to fair value will be in the range of $400 million to $450 million. The midpoint of the range has been utilized for the preparation of the Unaudited Pro Forma Combined Balance Sheet. This charge has not been reflected in the Unaudited Pro Forma Combined Statements of Operations because it is non-recurring. See additional discussion on Quest Diagnostics' planned change in accounting policy in note (c) above.


(k) The pro forma adjustment to accounts payable and accrued expenses, income taxes payable, contributed capital and accumulated deficit represents costs directly related to the Quest Diagnostics Spin-Off Distribution that Quest Diagnostics expects to record coincident with the Quest Diagnostics Spin-Off Distribution. These costs, which are estimated at $20.2 million ($13.2 million after tax), include approximately $9 million related to professional advisory fees and $11.2 million related to the establishment of an employee stock ownership plan. This amount is subject to change based on the market price of the Quest Diagnostics Common Stock on the Distribution Date. This charge has not been reflected in the Unaudited Pro Forma Statements of Operations because it is nonrecurring.

(l) The pro forma adjustment to payable to Corning and contributed capital of $753.3 million reflects Corning's capital contribution to Quest Diagnostics of the estimated remaining intercompany borrowings.

                   Management's Discussion and Analysis of
                Financial Condition and Results of Operations

Overview

In the last several years, Quest Diagnostics' business has been affected by significant government regulation, price competition and rapid change resulting from payors' efforts to control cost, utilization and delivery of health care services. As a result of these factors, Quest Diagnostics' profitability has been impacted by changes in the volume of testing, the prices and costs of its services, the mix of payors and the level of bad debt expense.

Payments for clinical laboratory services are made by government, managed care organizations, insurance companies, physicians and patients. Increased government regulation focusing on health care cost containment has reduced prices and added costs for the clinical laboratory industry by increasing complexity and adding new regulatory requirements. Also, in recent years there has been a significant shift away from traditional fee-for-service health care to managed health care, as employers and other payors of health care costs aggressively move the populations they control into lower cost plans. Managed care organizations typically negotiate capitated payment contracts whereby Quest Diagnostics receives a fixed monthly fee per covered individual for all services included under the contract. Capitated contract arrangements shift the risks of additional routine testing beyond that covered by the capitated payment to the clinical laboratory. The managed care industry is growing as well as undergoing rapid consolidation which has created large managed care companies that control the delivery of health care services for millions of people, and have significant bargaining power in negotiating fees with providers, including clinical laboratories. These market factors have had a significant adverse impact on prices in the clinical laboratory industry, and are major contributors to Quest Diagnostics' decline in profitability over the last two years. This growth of managed care and use of capitated agreements are expected to continue for the foreseeable future. See "Risk Factors--Role of Managed Care" and "Business--Effect of the Growth of the Managed Care Sector on the Clinical Laboratory Business."

A substantial portion of Quest Diagnostics' growth has come from acquisitions in the last four years. The largest of these acquisitions were the purchases of Damon and certain operations of Unilab in 1993 and the acquisitions of MML, Nichols Institute and Bioran in 1994. As a result of these acquisitions, Quest Diagnostics has recorded a number of special charges for restructuring and integration costs since 1993. See Note 5 to the Audited Financial Statements and Notes 2 and 3 to the Interim Financial Statements.

The MML, Nichols Institute and Bioran transactions were accounted for as poolings of interests. The accompanying financial statements of Quest Diagnostics have been restated to include the results of operations of these pooled entities on a combined basis for all periods presented. The results of operations for Damon and Unilab, as well as all other acquisitions accounted for as purchases, have been included since their respective dates of acquisition. Acquisitions accounted for as purchases have generated large amounts of goodwill which are not deductible for tax purposes, giving rise to a high effective income tax rate and increased sensitivity of the income tax rate to changes in pre-tax income. See Note 4 to the Audited Financial Statements.

The clinical laboratory industry is subject to seasonal fluctuations in operating results. Quest Diagnostics' cash flows are influenced by seasonal factors. During the summer months, year-end holiday periods and other major holidays, volume of testing declines, reducing net revenues and resulting cash flows below annual averages during the third and fourth quarters of the year. Winter months are also subject to declines in testing volume due to inclement weather, which varies in severity from year to year.

The clinical laboratory industry is labor intensive. Approximately half of Quest Diagnostics' total costs and expenses are associated with employee compensation and benefits. Cost of services, which have approximated sixty percent of net revenues over the past several years, consists principally of costs for obtaining, transporting and testing specimens. Selling, general and administrative expenses consist principally of the cost of the sales force, billing operations (including bad debt expense), and general management and administrative support.

Results of Operations

Three Months Ended September 30, 1996 Compared with Three Months Ended September 30, 1995. Earnings for the third quarter of 1996 were significantly below those for the prior year due principally to the impact of special charges. Before special charges, earnings were significantly above the prior year level, which included a $62 million charge to operations to increase accounts receivable reserves.

   Net Revenues

Net revenues increased by $5.4 million, or 1.3%, over the three months ended September 30, 1995 due to increased revenues from Quest Diagnostics' nonclinical testing businesses. Volume of clinical testing increased by 1.8% but was offset by average price declines of 1.7%. The majority of the price decline resulted from changes in reimbursement policies of various third-party payors, shifts in volume to lower-priced managed care business and intense price competition in the industry. Also contributing to the price decline was a reduction in Medicare fee schedules effective January 1, 1996, which accounted for approximately a 1% decrease in net revenues.

   Costs and Expenses

Cost of services increased by $14.5 million from the prior period and as a percentage of net revenues increased to 63.0% in 1996 from 60.2% in 1995. These increases were due principally to the effects of declining prices and increases in salaries and wages associated with improving customer service levels, and wage adjustments.

Selling, general and administrative expense decreased by $56.2 million from the prior period and as a percentage of revenues decreased to 30.9% in 1996 from 45.3% in 1995. These decreases were due principally to a reduction in bad debt expense, which decreased by $55.3 million, from $85.8 million to $30.5 million, and as a percentage of net revenues decreased from 21.5% to 7.5%. The reduction in bad debt expense results primarily from the unusually high level of bad debt expense in the prior year, which included a charge of $62.0 million to increase receivables reserves. Quest Diagnostics has established, and maintains, rigorous programs to improve the effectiveness of Quest Diagnostics' billing and collection operations. The established programs include standard policies and procedures, employee training programs and regular reporting and tracking of key measures by senior management. The implementation of these programs during the fourth quarter of 1995 has aided in reducing bad debt expense. However, additional requirements to provide documentation of the "medical necessity" of testing have added to the backlog of unbilled receivables and caused third quarter 1996 bad debt expense as a percentage of revenues to increase above the rate Quest Diagnostics had experienced during the first two quarters of 1996. Additional efforts to collect medical necessity documentation are currently being made and are expected to lower bad debt expense below the 1996 third quarter rate during 1997.*

During the third quarter of 1996, Quest Diagnostics recorded a $142.0 million charge to establish additional reserves associated with government and other claims primarily related to billing practices at certain laboratories of Damon and Nichols prior to their acquisition by Quest Diagnostics. Subsequent to the third quarter, Quest Diagnostics entered into an agreement with the DOJ to pay $119.0 million to settle all federal and Medicaid claims related to the billing by Damon of certain blood test series for federally sponsored health care programs. This payment was fully reserved as part of the third quarter charge. Quest Diagnostics' aggregate reserve with respect to all governmental and nongovernmental claims, including litigation costs, was $215 million at September 30, 1996, and is estimated to be reduced to $85 million at the Distribution Date as a result of the payment of settled claims, primarily the Damon settlement of $119.0 million. Although management believes that established reserves for both indemnified and non-indemnified claims are sufficient, it is possible that the final resolution of these matters could be in excess of established reserves by an amount which could be material to Quest Diagnostics' results of operation and, for non-indemnified claims, Quest Diagnostics' cash flows in the periods in which such claims are settled. Quest Diagnostics does not believe that these matters will have a material adverse effect on Quest Diagnostics' overall financial condition. See "Risk Factors--Government Investigations and Related Claims" and "Business--Government Investigations and Related Claims."

Additionally, in the third quarter Quest Diagnostics recorded a charge of $13.7 million to write off capitalized software as a result of its decision to abandon the billing system which had been intended as its company-wide billing system. Management now plans to standardize billing systems using a system already implemented in seven of its sites. See "Risk Factors--Billing," "Business--Information Systems" and "Business--Billing" and Note 3 to the Interim Financial Statements.

Net interest expense declined from the prior year's level due to lower average borrowings during 1996. Amortization of intangible assets decreased below the prior year's level due to certain intangible assets having been fully amortized.

Quest Diagnostics' effective tax rate is significantly impacted by goodwill amortization which is not deductible for tax purposes and which had the effect of decreasing the tax benefit rate for the third quarter of 1996.

Nine Months Ended September 30, 1996 Compared with Nine Months Ended September 30, 1995. Earnings were substantially below those for the prior year due principally to special charges, price declines, increases in salaries and wages, higher bad debt expense, and unusually severe winter weather experienced during the first quarter of 1996.

   Net Revenues

Net revenues decreased by $8.2 million, or .7%, from the prior period, principally due to average price declines of approximately 3.4%, partially offset by an increase in clinical testing of 1.2% and increased revenues from Quest Diagnostics' nonclinical testing businesses. Adversely affecting the volume growth was unusually severe winter weather in the northeastern and central parts of the United States during the first quarter of 1996. The majority of the price declines resulted from changes in reimbursement policies of various third-party payors, shifts in volume to lower-priced managed care business, and intense price competition in the industry. Also contributing to the price declines was a reduction in Medicare fee schedules effective January 1, 1996, which accounted for approximately a 1% decrease in net revenues.

* This is a forward looking statement and is based on current expectations. Actual results may vary materially from those projected. See
  "Business--Important Factors Regarding Forward Looking Statements." In particular see factors (c), (d), (j) and (k).

   Costs and Expenses

Cost of services increased by $32.8 million from the prior period and as a percentage of net revenues increased to 62.4% in 1996 from 59.4% in 1995. These increases were due principally to the effects of declining prices and increases in salaries and wages associated with improving customer service levels, and wage adjustments.

Selling, general and administrative expense decreased by $28.2 million from the prior period and as a percentage of net revenues decreased to 30.2% in 1996 from 32.2% in 1995. These decreases were due principally to a reduction in bad debt expense, which decreased, by $45.4 million, from $127.3 million to $81.9 million, and as a percentage of net revenues decreased from 10.3% to 6.7%, partially offset by costs associated with developing and implementing strategic action plans and operating improvement plans. The reduction in bad debt expense results primarily from the unusually high level of bad debt expense in the prior year, which included a charge of $62.0 million to increase receivables reserves. Quest Diagnostics has established, and maintains, rigorous programs to improve the effectiveness of Quest Diagnostics' billing and collection operations. The established programs include standard policies and procedures, employee training programs and regular reporting and tracking of key measures by senior management. The implementation of these programs during the fourth quarter of 1995 has aided in reducing bad debt expense. However, additional requirements to provide documentation of the "medical necessity" of testing have added to the backlog of unbilled receivables and caused third quarter 1996 bad debt expense as a percentage of revenues to increase above the rate Quest Diagnostics had experienced during the first two quarters of 1996. Additional efforts to collect medical necessity documentation are currently being made and are expected to lower bad debt expense below the 1996 third quarter rate during 1997.*

In the second quarter of 1996, as a consequence of an investigation begun in 1993, the DOJ notified Quest Diagnostics that it has taken issue with payments related to certain tests received by Damon from federally funded health care programs prior to the acquisition of Damon by Quest Diagnostics. Quest Diagnostics management met with the DOJ several times to evaluate the substance of the government's allegations. A special charge of $46.0 million was recorded in the second quarter of 1996 to establish additional reserves equal to management's estimate, at that time, of the low end of the range of potential amounts which could be required to satisfy the government's claims. During the third quarter of 1996 Quest Diagnostics recorded a $142.0 million charge to establish additional reserves associated with government and other claims primarily related to billing practices at certain laboratories of Damon and Nichols prior to their acquisition by Quest Diagnostics. Subsequent to the third quarter, Quest Diagnostics entered into an agreement with the DOJ to pay $119.0 million to settle all federal and Medicaid claims related to the billing by Damon of certain blood test series for federally sponsored health care programs. This payment was fully reserved as part of the third quarter charge. Quest Diagnostics' aggregate reserve with respect to all governmental and nongovernmental claims, including litigation costs, was $215 million at September 30, 1996, and is estimated to be reduced to $85 million at the Distribution Date as a result of the payment of settled claims, primarily the Damon settlement of $119.0 million. Although management believes that established reserves for both indemnified and non-indemnified claims are sufficient, it is possible that the final resolution of these matters could be in excess of established reserves by an amount which could be material to Quest Diagnostics' results of operations and, for non-indemnified claims, Quest Diagnostics' cash flows in the periods in which such claims are settled. Quest Diagnostics does not believe that these matters will have a material adverse effect on Quest Diagnostics' overall financial condition. See "Risk Factors--Government Investigations and Related Claims" and "Business--Government Investigations and Related Claims."

In the third quarter Quest Diagnostics recorded a charge of $13.7 million to write off capitalized software as a result of its decision to abandon the billing system which had been intended as its company-wide billing system. Management now plans to standardize billing systems using a system already implemented in seven of its sites. See "Risk Factors--Billing," "Business--Information Systems" and "Business--Billing" and Notes 3 to the Interim Financial Statements.

In the second quarter of 1995, Quest Diagnostics recorded a provision for restructuring totalling $33 million primarily for work force reduction programs and the costs of exiting a number of leased facilities. Additionally, in the first quarter of 1995 Quest Diagnostics recorded a special charge of $12.8 million for the settlement of claims related to the inadvertent billing errors of certain laboratory tests that were not completely and/or successfully performed or reported due to insufficient samples and/or invalid results.

Net interest expense remained relatively unchanged from the prior year level. Amortization of intangible assets decreased below the prior year level due to certain intangible assets having been fully amortized. A gain on the sale of several small investments and the favorable settlement of a contractual obligation, both of which occurred in 1996, accounted for the majority of the change in "other, net" compared to the prior year.

* This is a forward looking statement and is based on current expectations. Actual results may vary materially from those projected. See
  "Business--Important Factors Regarding Forward Looking Statements." In particular see factors (c), (d), (j) and (k).

Quest Diagnostics' effective tax rate is significantly impacted by goodwill amortization which is not deductible for tax purposes. This had the effect of reducing the tax benefit rate of Quest Diagnostics in both 1996 and 1995. The effect of this non-deductibility is particularly apparent when amortization increases in proportion to pre-tax earnings, as was the case in 1995.

Year Ended December 31, 1995 Compared with Year Ended December 31,
1994. Earnings for 1995 were significantly below those for the prior year as a result of price declines, higher bad debt expense, and the impact of restructuring and other special charges. The 1995 bad debt expense included a $62.0 million charge to increase accounts receivable reserves in the third quarter.

   Net Revenues

Net revenues of $1.6 billion in fiscal 1995 remained essentially unchanged from the prior year. Average price declines, estimated to be 3.7%, were offset by estimated growth of approximately 4% in requisition volume. The majority of the price declines resulted from changes in reimbursement policies of various third-party payors, an accelerated shift in volume to lower-priced managed care business, and intense price competition in the industry. Also contributing to the price declines was a reduction in Medicare fee schedules effective January 1, 1995 which accounted for approximately a 1% decrease in net revenues.

   Costs and Expenses

Cost of services increased $10.4 million from 1994 and as a percentage of net revenues increased to 60.2% in 1995 from 59.4% in 1994. These increases were due principally to the impact of price declines and the added cost of doing business in an increasingly complex environment. Partially offsetting these factors were synergies associated with the elimination of duplicate facilities, personnel and administrative functions of acquired entities, including Damon, MML and Nichols.

Selling, general and administrative expense increased $111.3 million from 1994 and as a percentage of net revenues increased to 32.1% in 1995 from 25.2% in 1994. These increases resulted primarily from a higher level of bad debt expense during 1995. Excluding bad debt expense, selling, general and administrative expenses as a percentage of net revenues were approximately 22.7% as compared to 21.6% in 1994.

Bad debt expense increased to $152.6 million or 9.4% of net revenues in 1995 from $59.5 million or 3.6% of net revenues in 1994. This increase resulted from an increase in ongoing bad debt expense of $31.1 million throughout 1995 and a $62.0 million charge to increase bad debt reserves in the third quarter of 1995.

During 1995, ongoing bad debt expense increased from 4.4% of net revenues in the first quarter to 6.5% of net revenues in the fourth quarter. This increase is due principally to four developments that have complicated the billing process:
(1) increased complexity in the health care system; (2) increased requirements in complying with fraud and abuse regulations; (3) deterioration in reimbursement as the payor mix shifts; and (4) changes in Medicare reimbursement policies. These four factors have placed additional requirements on the billing process, including the need for specific test coding, additional research on processing rejected claims that comply with prior practices, increased audits for compliance, and management of a large number of contracts which have very different information requirements for pricing and reimbursement.

In addition to the changes in the billing process, in mid-1995, Quest Diagnostics experienced problems integrating billing operations from recent acquisitions into existing billing operations and experienced significant problems implementing a new billing system at its largest facility in Teterboro, New Jersey. These factors, along with the significant changes in the billing process discussed in the preceding paragraph, contributed to a significant increase in the backlog of unbilled receivables and a significant deterioration in the collection of receivables during the third quarter of 1995. As a result, Quest Diagnostics recorded a charge of $62 million in the third quarter to increase accounts receivable reserves. Quest Diagnostics has put in place a rigorous program to improve the effectiveness of its billing and collection operations and has stabilized the current billing system in Teterboro. See "Risk Factors--Billing" and "Business--Information Systems" and "Business--Billing."

In the second quarter of 1995, Quest Diagnostics recorded a provision for restructuring totalling $33.0 million, consisting primarily of costs for work force reduction programs and exiting a number of leased facilities. In the first quarter of 1995, Quest Diagnostics recorded a special charge of $12.8 million for the settlement of claims related to inadvertent billing errors of certain laboratory tests that were not completely and/or successfully performed or reported due to insufficient samples and/or invalid results. In the third quarter of 1994, Quest Diagnostics recorded a provision for restructuring and other special charges totalling $79.8 million which included $48.2 million of integration costs, $21.6 million of transaction expenses, and $10.0 million of other reserves primarily related to the Nichols Institute, MML and Bioran acquisitions. See Note 5 to the Audited Financial Statements.

Net interest expense increased by $18.7 million over the 1994 level due to an increase in average debt levels, resulting principally from funding investing activities and cash requirements associated with restructuring and other special charges.

Amortization expense increased principally due to additional intangible assets arising from acquisitions completed in 1994 and 1995. Quest Diagnostics' effective tax rate is significantly impacted by goodwill amortization which is not deductible for tax purposes. This had the effect of reducing the tax benefit rate to Quest Diagnostics in 1995 while increasing the overall tax rate in 1994. See Note 4 to the Audited Financial Statements.

Year Ended December 31, 1994 Compared with Year Ended December 31,
1993. Earnings for 1994 were below those for the prior year due principally to price declines, which outpaced the cost efficiencies realized from the integration of acquisitions and other activities to reduce costs.

   Net Revenues

Net revenues increased by $217.4 million, or 15.3%, over the prior year, due principally to the net impact of acquisitions and dispositions which increased net revenues by approximately $240 million. The net effect of average price declines, estimated at 4%, offset by an increase in requisition volume, estimated at 3%, accounted for the remaining change in net revenues. The majority of the price declines resulted from a shift in volume to lower-priced managed care business, changes in reimbursement policies of various third-party payors, and intense price competition. Also contributing to the price declines was a reduction in Medicare fee schedules effective January 1, 1994 which accounted for approximately a 1% decrease in net revenues.

   Costs and Expenses

Cost of services increased $164.1 million over 1993 and as a percentage of net revenues increased to 59.4% in 1994 from 56.9% in 1993. These increases were due principally to the impact of price declines and the added cost of doing business in an increasingly complex environment. Partially offsetting these factors were synergies realized from integration of acquisitions.

Selling, general and administrative expense increased $48.4 million over 1993 and as a percentage of net revenues decreased slightly from 25.7% in the prior year to 25.2%. Synergies associated with the elimination of duplicate facilities, personnel and administrative functions of acquired entities, primarily Damon, MML and Nichols, with those of Quest Diagnostics were partially offset by an increase in bad debt expense, which increased by $12.3 million, from $47.2 million to $59.5 million, and increased from 3.3% of net revenues in 1993 to 3.6% in 1994.

In the third quarter of 1994, Quest Diagnostics recorded a provision for restructuring and other special charges totalling $79.8 million, which included $48.2 million of integration costs, $21.6 million of transaction expenses, and $10.0 million of other reserves primarily related to the Nichols Institute, MML and Bioran acquisitions. Integration costs represented the expected costs for closing clinical laboratories in certain markets where duplicate Quest Diagnostics and Nichols Institute, MML or Bioran facilities existed at the time of the acquisitions. In the third quarter of 1993, Quest Diagnostics recorded a provision for restructuring costs and other special charges totalling $99.6 million. The restructuring component of this special charge aggregated $56.6 million related principally to the integration of Quest Diagnostics' operations with those acquired in the Damon acquisition. The special charge consisted primarily of a $36.5 million charge to reflect the settlement and related legal expenses associated with a compromise agreement with the DOJ to settle claims brought on behalf of the OIG. In making the settlement, Quest Diagnostics did not admit any wrongdoing in connection with its marketing or business practices. See "Risk Factors--Government Investigations and Related Claims," "Business--Government Investigations and Related Claims" and Note 5 to the Audited Financial Statements.

Net interest expense increased by $21.4 million over the prior year, due principally to increased borrowings associated with financing acquisitions and, to a lesser degree, increased borrowing rates. Amortization of intangibles increased due to additional intangible assets arising from acquisitions completed in 1993 and 1994.

Quest Diagnostics' effective tax rate is significantly impacted by goodwill amortization which is not deductible for tax purposes, and has the effect of increasing the overall tax rate, particularly when amortization increases in proportion to pre-tax earnings. This situation was the principal contributor to the increase in the 1994 effective tax rate over the prior year. See Note 4 to the Audited Financial Statements.

Liquidity and Capital Resources

   After the Distributions


Concurrently with the Quest Diagnostics Spin-Off Distribution, Quest Diagnostics' debt will be restructured and equity recapitalized. Quest Diagnostics plans to complete the Offering and incur approximately $350 million of borrowings under the Credit Facility. The proceeds from these borrowings will be used to repay amounts owed to Corning. Amounts owed to Corning in excess of the proceeds from these borrowings will be contributed by Corning to Quest Diagnostics' capital. As a result of these actions, management estimates that Quest Diagnostics' long-term debt will be reduced by approximately $704 million to approximately $515 million, and annual interest expense will be reduced by approximately $33 million. The Credit Facility will include a revolving credit facility of $100 million, substantially all of which is expected to be available for borrowing at the time of the Distributions.


Quest Diagnostics estimates that it will invest approximately $20 million during the fourth quarter of 1996 for capital expenditures, principally related to facility upgrades and investments in information technology. Capital expenditures in 1997 are estimated to be approximately $95 million, of which approximately $10 to $15 million relates to the conversion of billing and laboratory systems to Quest Diagnostics' standard systems (see "Business--Information Systems"). Quest Diagnostics expects to expand its operations principally through internal growth and accelerated growth in strategic markets and related lines of business. Quest Diagnostics expects such activities will be funded from existing cash and cash equivalents, cash flow from operations, and borrowings under the revolving credit facility. Quest Diagnostics believes that the revolving credit facility will be sufficient to meet both its short-term and its long-term financing needs. As a result, Quest Diagnostics believes it has sufficient financial flexibility and sufficient access to funds to meet seasonal working capital requirements, capital expenditures and growth opportunities.

Quest Diagnostics does not anticipate paying dividends on the Quest Diagnostics Common Stock in the foreseeable future. In addition, the Credit Facility prohibits Quest Diagnostics from paying cash dividends on the Quest Diagnostics Common Stock. Further, the Indenture under which the Notes will be issued will restrict Quest Diagnostics' ability to pay cash dividends on the Quest Diagnostics Common Stock based on a percentage of Quest Diagnostics' cash flow.

Coincident with the Distributions, Quest Diagnostics plans to record a non-recurring charge of approximately $20 million associated with the Distributions. The largest component of the charge will be the cost of establishing an employee stock ownership plan. The remainder of the charge will consist principally of the costs for advisors and other fees associated with establishing Quest Diagnostics as a separate publicly traded entity. The amount of the charge is subject to change based on the price of the Quest Diagnostics Common Stock on the Distribution Date.

Although Quest Diagnostics has no present acquisition agreements or arrangements, there may be acquisitions or other growth opportunities which will require additional external financing, and Quest Diagnostics may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to Quest Diagnostics. See "Risk Factors--Potential Liability under the Spin-Off Tax Indemnification Agreements" and "The Distributions--Spin-Off Tax Indemnification Agreements."

Quest Diagnostics management believes that the recapitalization of Quest Diagnostics and the indemnification by Corning against monetary fines, penalties or losses from outstanding government claims, together with the successful implementation of its business strategy, will generate more predictable and improved cash flows.* Additionally, Quest Diagnostics management believes that these actions, together with Quest Diagnostics' leading market position or low cost provider status in a number of geographic regions accounting for the majority of its net revenues, will aid Quest Diagnostics in meeting the ongoing challenges in the clinical laboratory industry brought on by growth in managed care and increased regulatory complexity.*

   Prior to the Distributions

Historically, Quest Diagnostics has financed its operations and growth with cash flow from operations, borrowings from Corning, and stock issued by Corning to finance certain acquisitions on behalf of Quest Diagnostics. Investing activities have included business acquisitions and capital expenditures for facility expansions and upgrades and information systems improvements. Replacement of laboratory equipment has typically been financed through operating leases.

Net cash provided by operating activities for the nine months ended September 30, 1996 was below the level for the comparable period of the prior year, as a result of reduced earnings, partially offset by an improved collection rate of accounts receivable and a reduction in restructuring spending. This improvement in accounts receivable is a direct result of specific programs initiated in the fourth quarter of 1995 to improve billing operations. Although these programs are continuing, additional requirements of customers to provide documentation of the "medical necessity" of testing are expected to increase receivable levels in the future. The number of days sales outstanding in accounts receivable ("DSOs") for the clinical testing business is one measure used by Quest Diagnostics to monitor the effectiveness of its billing operations. DSOs were 74 days at September 30, 1996 and December 31, 1995, 81 days at December 31, 1994, and 90 days at December 31, 1993.

* This is a forward looking statement and is based on current expectations. Actual results may vary materially from those projected. See
  "Business--Important Factors Regarding Forward Looking Statements." In particular see factors (a), (b), (c), (d), (e) and (j).

Net cash provided by operating activities during 1995 increased above the prior year despite reduced earnings, due primarily to changes in accounts payable and accrued expenses and reduced spending for restructuring integration and other special charges. Net cash provided by operating activities in 1994 declined from the 1993 level principally due to larger increases in accounts receivables and higher levels of spending for restructuring, integration and other special charges during 1994.

Cash used for investing activities for the nine months ended September 30, 1996 was below the prior year level due to reduced acquisition activity and the sale of several small investments during 1996. Investing activities during 1995, 1994 and 1993 were funded principally by cash flow from operations and borrowings from Corning, and were principally for capital expenditures and acquisitions. Cash used in investing activities in 1995 exceeded the prior year level due principally to cash proceeds generated from the sale of certain California operations in 1994. See Note 3 to the Audited Financial Statements.

Net cash provided by financing activities for the nine months ended September 30, 1996 was below the prior year level due primarily to reduced acquisition activity during 1996. Financing activities in 1995, 1994 and 1993 consisted principally of dividend payments to and net borrowing activities with Corning.

   Adjusted EBITDA

Adjusted EBITDA represents income (loss) before income taxes plus net interest expense, depreciation and amortization and restructuring and other special charges. EBITDA and Adjusted EBITDA include bad debt expense. Adjusted EBITDA is presented and discussed because management believes that Adjusted EBITDA is a useful adjunct to net income and other measurements under generally accepted accounting principles since it is a meaningful measure of a leveraged company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to (i) net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or (ii) cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity.

Adjusted EBITDA for the third quarter of 1996 was $37.6 million, or 9.3% of net revenues. Adjusted EBITDA in the prior year period was ($9.9) million. The improvement in Adjusted EBITDA was principally due to a decrease in selling, general and administrative expense (which decreased $56.2 million) and an increase in net revenues of $5.4 million, partially offset by an increase in cost of services (which increased $14.5 million).

Adjusted EBITDA for the nine months ended September 30, 1996 was $134.7 million, or 10.9% of net revenues. Adjusted EBITDA in the prior year period was $141.8 million, or 11.4% of net revenues. The decline in Adjusted EBITDA was principally due to a decrease in net revenues of $8.2 million and an increase in cost of services (which increased $32.8 million), partially offset by a decrease in selling, general and administrative expense (which decreased $28.2 million).

Adjusted EBITDA for 1995 was $176.5 million, or 10.8% of net revenues. Adjusted EBITDA for the prior year period was $295.4 million, or 18.1% of net revenues. The decline in Adjusted EBITDA was principally due to an increase in cost of services (which increased $10.4 million) and an increase in selling, general and administrative expense (which increased $111.3 million).

Adjusted EBITDA for 1994 was $295.4 million, or 18.1% of net revenues. Adjusted EBITDA in the prior year period was $278.7 million, or 19.7% of net revenues. The increase in Adjusted EBITDA was principally due to an increase in revenues (which increased $217.4 million), partially offset by an increase in cost of services (which increased $164.1 million) and an increase in selling, general and administrative expenses (which increased $48.4 million).

Changes in Accounting Policies

Coincident with the Quest Diagnostics Spin-Off Distribution, Quest Diagnostics management will adopt a new accounting policy for evaluating the recoverability of intangible assets and measuring possible impairment under Statement of the Accounting Principles Board No. 17. Most of Quest Diagnostics' intangible assets resulted from purchase business combinations in 1993. Significant changes in the clinical laboratory and health care industries subsequent to 1993, including increased government regulation and movement from traditional fee-for-service care to managed cost health care, have caused the fair value of Quest Diagnostics' intangible assets to be significantly less than carrying value. Quest Diagnostics management believes that a valuation of intangible assets based on the amount for which each regional laboratory could be sold in an arm's-length transaction is preferable to using projected undiscounted pre-tax cash flows. Quest Diagnostics believes fair value is a better indicator of the extent to which the intangible assets may be recoverable and therefore, may be impaired. This change in method of evaluating the recoverability of intangible assets will result in Quest Diagnostics recording a charge of between $400 million and $450 million coincident with the Quest Diagnostics Spin-Off Distribution to reflect the impairment of intangible assets. This will result in a reduction of amortization expense of approximately $10 million to $11.3 million annually and $2.5 million to $2.8 million quarterly.

Upon adopting the new policy, management anticipates that the aggregate market capitalization for Quest Diagnostics will be significantly less that its net book value. While the market capitalization ascribes a value to Quest Diagnostics as a whole, Quest Diagnostics' policy values individual laboratories on a case by case basis, based on the estimated amount for which each regional laboratory could be sold in an arm's-length transaction. Management believes that the overall valuation of Quest Diagnostics represented by its market capitalization ascribes a value to certain underperforming laboratories which is lower than Quest Diagnostics used in assessing intangible asset recovery. The higher value ascribed by Quest Diagnostics is principally associated with management's assumption that a buyer within the industry will value these businesses based on a multiple of revenues, versus a multiple of current cash flows, due to the synergy opportunities which exist. While management believes these estimation methods are reasonable and reflective of common valuation practices, there can be no assurance that a sale to a buyer for the estimated value ascribed to a regional laboratory could be completed. Additional factors which management believes give rise to the difference between Quest Diagnostics' anticipated market capitalization and net book value are market uncertainty around the impact of increased government regulation and enforcement and growth in managed care. These factors, as well as recent highly-publicized government settlements, have created a negative sentiment in the market which management believes is temporarily depressing the market value for publicly-traded clinical laboratory companies. See Note 15 to the Audited Financial Statements.

In October 1995, the Financial Accounting Standards Board issued Statement
No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). This statement defines a fair value-based method of accounting for employee stock options and similar equity investments and encourages adoption of that method of accounting for employee stock compensation plans. However, it also allows entities to continue to measure compensation cost for employee stock compensation plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Entities which elect to continue accounting for stock compensation plans utilizing APB 25 are required to disclose pro forma net income and earnings per share, as if the fair value-based method of accounting under SFAS 123 had been applied. Quest Diagnostics intends to account for stock compensation plans pursuant to APB 25 and, as such, will include the pro forma disclosures required by SFAS 123 in the financial statements beginning in 1996.

Inflation

Quest Diagnostics believes that inflation generally does not have a material adverse effect on its operations or financial condition because substantially all of its contracts are short-term.

                                   Business

Overview

Quest Diagnostics is one of the largest clinical laboratory testing companies in the United States, offering a broad range of routine and esoteric testing services used by the medical profession in the diagnosis, monitoring and treatment of disease and other medical conditions. Quest Diagnostics currently processes approximately 60 million requisitions each year.

Quest Diagnostics is the successor by merger to MetPath, a New York corporation organized in 1967. Corning acquired MetPath in 1982 and in 1992 merged MetPath into Quest Diagnostics, which had been organized in 1990 as a holding company for the clinical laboratory testing business and contract research business. In 1994, Quest Diagnostics expanded its presence in the esoteric testing market through the acquisition of Nichols Institute, now known as Corning Nichols Institute ("Nichols"), which is one of the leading esoteric clinical laboratories in the world. Upon the consummation of the Distributions, Corning Clinical Laboratories Inc. will adopt the name Quest Diagnostics Incorporated.

Since its founding in 1967, Quest Diagnostics' clinical laboratory testing business has grown into a network of 17 regional laboratories across the United States, the Nichols esoteric testing laboratory in San Juan Capistrano, California and one branch laboratory in Mexico City. In addition, Quest Diagnostics has 14 smaller branch laboratories, approximately 200 "STAT" laboratories and approximately 850 patient service centers located throughout the United States. A substantial portion of this growth has resulted from acquisitions. See "--Acquisitions and Dispositions."

The principal executive offices of Quest Diagnostics are located at One Malcolm Avenue, Teterboro, New Jersey 07608, telephone number: (201) 393-5000.

Recent Organizational Changes

Between 1990 and 1995, Corning tripled the size of its clinical laboratory testing business, principally through acquisitions. Historically, prior management pursued a strategy of growth through acquisitions, including diversification outside of the clinical laboratory testing business. As a result of difficult integrations and increased pricing pressures and regulatory complexity in the clinical testing industry, a new strategy was needed. In May 1995, Corning responded by appointing Kenneth Freeman, then an Executive Vice President of Corning, as President and Chief Executive Officer of Quest Diagnostics, who was charged with the responsibility to formulate a new strategy. Mr. Freeman has over 24 years of key financial and managerial experiences at Corning, including serving as the general manager of Corning's science products division and the President and Chief Executive Officer of Corning Asahi Video Products Company. Under Mr. Freeman's leadership, profitability of these operations increased.

Mr. Freeman immediately suspended Quest Diagnostics' acquisition program. Under his direction, Quest Diagnostics began to refocus on its core clinical laboratory testing business and reorganize its senior management team. As a result, Quest Diagnostics is implementing the best practices in each region throughout Quest Diagnostics; standardizing processes and systems; analyzing the cost of serving various customers; intensifying efforts to correct persistent billing errors to both enhance customer satisfaction and reduce the cost of billing operations; enhancing its compliance program to audit and correct system defaults and to better train employees in the laws and rules governing the industry; and improving communications with employees by improving systems and the kind and amount of current information available to employees.

Mr. Freeman revamped the senior management team by appointing four new senior executives and changing the responsibilities of five other senior executives. Additionally, approximately one-half of the existing laboratory facility general managers were replaced.

Mr. Freeman also changed the management structure, appointing three of the senior executives to newly created key positions--Douglas VanOort, who will focus exclusively on laboratory operations, Don Hardison, who will focus on commercial activities, and Dr. Gregory Critchfield, who will lead the efforts in the science and medical areas and pursue innovations. All three report directly to Mr. Freeman. See "Management--Executive Officers." Quest Diagnostics believes that this new management structure will greatly enhance Quest Diagnostics' ability to pursue its business strategy. Mr. VanOort and the regional and facility operations leaders who report to him will focus their primary attention on laboratory operations, efficiencies and standardization. Mr. Hardison and the regional and local commercial leaders who report to him will develop and coordinate national, regional and local sales and marketing efforts, and will cultivate national and regional client relationships and provider alliances. Dr. Critchfield will pursue scientific excellence in the laboratory as well as seek out, develop and assimilate those new tests and technologies that will differentiate Quest Diagnostics and propel its growth in the future.

This three-prong management structure is designed to implement Quest Diagnostics' business strategy to make Quest Diagnostics the best supplier (i.e., lowest-cost, highest quality) of quality testing services; the preferred provider of fairly priced and useful health care services and information; and the industry's leading innovator of new clinical tests, methodologies and services.

Business Strategy

Quest Diagnostics' overall goal is to be recognized by its customers, employees and competitors as the best provider of comprehensive and innovative clinical testing, information and services. To achieve this, Quest Diagnostics has set several strategic goals and put in place organizational structures to implement them.

Best Supplier. Quest Diagnostics seeks to be the best supplier of the highest quality and the lowest-cost testing services. Health care providers and patients expect accurate, timely and consistent laboratory test results at a fair price.

(bullet) Lowest Cost Provider. Currently, approximately 27% of Quest
         Diagnostics' net revenues are from laboratories that Quest Diagnostics believes are the lowest-cost providers in their respective markets. Management believes that these laboratories are the lowest cost providers in their respective markets based on its knowledge of such markets and information obtained in acquiring other laboratories. Quest Diagnostics currently receives approximately 60 million requisitions for testing each year. Currently, Quest Diagnostics' average cost per requisition varies significantly among its regional laboratories: an approximately $7.00 difference in cost per requisition between the most efficient regional laboratory and the average and an approximately $13.00 difference in cost per requisition between the most and the least efficient regional laboratories. In many cases, these variations do not relate to testing volumes or mixes, space costs, service requirements or regional labor cost differences. To reduce costs, Quest Diagnostics has begun to replicate the best practices from each region throughout its national network. Standardization of equipment and supplies, as well as leveraging of Quest Diagnostics' purchasing power, is also part of this strategy. While Quest Diagnostics' overall program of standardization is in a preliminary stage, Quest Diagnostics has already selected its standard clinical instruments and has selected its national vendors for laboratory supplies, temporary services and personal computers. Management expects to achieve significant cost savings within the next three years as these programs are fully implemented, the majority of which are expected to be achieved by the end of 1998.*

(bullet) Highest Quality Provider. Quest Diagnostics is dedicated to providing accurate and timely testing results and to being viewed by its customers as the highest quality provider of clinical testing services. Quest Diagnostics believes that implementation of best practices already developed in certain regions will permit Quest Diagnostics to be viewed by its customers as the highest quality provider of clinical testing services. For example, as part of its best practices policy, Quest Diagnostics is identifying the most common service failures in each regional laboratory and establishing procedures to substantially reduce these service failures. Management believes that implementing these best practices will increase the level of quality while lowering costs.** Historically, Quest Diagnostics' experience has been that the regions with the highest quality of services have also had the lowest costs.

Preferred Provider. Quest Diagnostics seeks to be the preferred provider of laboratory testing services to existing and new health care networks on a selective basis determined by profitability of accounts. Quest Diagnostics believes that it will become the preferred provider to these networks as (1) large networks typically prefer to utilize large independent clinical laboratories that can service them on a national or regional basis and (2) Quest Diagnostics continues to pursue its primary strategy of becoming the highest quality, lowest cost provider. To achieve this, Quest Diagnostics will employ a rigorous national and regional process to identify prospective customers and to efficiently allocate resources to support these efforts. Quest Diagnostics will also pursue innovative alliances and seek to assist its partners in achieving their business objectives.

(bullet) Account Profitability. Quest Diagnostics intends to refocus its sales efforts on pursuing and keeping profitable accounts. Quest Diagnostics is engaging in an active program with current accounts, including those with managed care organizations, to evaluate their profitability and either increase pricing or eliminate accounts that cannot be serviced profitably. Throughout the independent clinical laboratory industry, there are substantial differences in pricing among, as well as the cost of serving, various categories of payors and health care providers. Quest Diagnostics is beginning to provide clear pricing guidelines to its sales force and changing its commission structure so that compensation is tied to the profitability of (rather than revenues from) new business. Management expects to achieve significant benefits from these programs within the next three years, the majority of which are expected to be achieved by the end of 1998.***

  * This is a forward looking statement and is based on current expectations. Actual results may vary materially from those projected. See "--Important Factors Regarding Forward Looking Statements." In particular see factors
    (c), (d), (g) and (j).
 ** This is a forward looking statement and is based on current expectations.
    Actual results may vary materially from those projected. See "--Important Factors Regarding Forward Looking Statements." In particular see factors
    (b), (c), (d), (f) and (j).
*** This is a forward looking statement and is based on current expectations.
    Actual results may vary materially from those projected. See "--Important Factors Regarding Forward Looking Statements." In particular see factors
    (a), (b), (c), (d), (f) and (i).

(bullet) Regional Profitability. Quest Diagnostics presently believes that it has the leading market share among independent clinical laboratories in most routine testing markets of the northeast, mid-Atlantic and midwest regions. Approximately 66% of Quest Diagnostics' revenues and almost all of its EBITDA is generated from markets in which Quest Diagnostics believes that it has the leading market share. In most of these markets, Quest Diagnostics believes that it also is the lowest cost provider. Quest Diagnostics is evaluating its strategic alternatives relative to units whose profitability does not meet its internal goals. These alternatives may include joint ventures, alliances, or dispositions. Quest Diagnostics believes that, while the clinical laboratory industry is becoming national in scope, Quest Diagnostics can subcontract with other clinical laboratories to perform testing for national accounts in any markets in which Quest Diagnostics chooses not to compete. Quest Diagnostics may also make selected local acquisitions where appropriate.

Leading Innovator. Quest Diagnostics intends to remain a leading innovator in the clinical laboratory industry by continuing to introduce new tests, technology and services. Through its relationship with the academic community and pharmaceutical and biotechnology firms and a research and development budget exceeding $15 million per year, Quest Diagnostics believes it is one of the leaders in transferring innovation from academic biotechnology laboratories to the market. For example, Quest Diagnostics (through its subsidiary Nichols) has been informed by its licensors that it is currently the only independent clinical laboratory that is using both molecular signal amplification (branched
DNA) and polymerase chain reaction (PCR) technologies for HIV testing. These technologies permit the detection of lower levels of HIV than can be achieved using other technologies, which in turn permits health care providers to better tailor drug therapies for HIV-infected patients. Nichols continues to be one of the leading esoteric testing laboratories in the world. Nichols serves approximately 2,000 of the country's estimated 6,400 hospitals and counts among its largest customers both LabCorp and SmithKline. Quest Diagnostics hopes to leverage Nichols' existing relationships with hospitals into increased routine testing to hospitals, which continue to perform over half of the clinical laboratory testing in the United States.

The Clinical Laboratory Testing Industry

Clinical testing is a critical component in the delivery of quality health care service to patients. Currently, clinical laboratory testing is the first step in determining how a significant amount of all health care dollars are spent. Laboratory tests and procedures are used generally by physicians and other health care providers to assist in the diagnosis, evaluation, monitoring and treatment of diseases and other medical conditions through the measurement and analysis of chemical and cellular components in blood, tissues and other specimens. Clinical laboratory testing is generally categorized as either clinical testing, which is performed on body fluids such as blood and urine, or anatomical pathology testing, which is performed on tissue and other samples, including human cells. Clinical and anatomical pathology procedures are frequently ordered as part of regular physician office visits and hospital admissions. Most clinical laboratory tests ordered by health care providers are considered "routine" and can be performed by most independent clinical laboratories, while "esoteric" tests (which generally require more sophisticated equipment, materials and personnel) are generally referred to laboratories, such as the Nichols facility in San Juan Capistrano, that specialize in such tests.

Quest Diagnostics believes that in 1995 the entire United States clinical laboratory industry had revenues exceeding $30 billion. The clinical laboratory industry consists primarily of three types of providers: hospital-affiliated laboratories, independent clinical laboratories, such as those owned by Quest Diagnostics, and physician-office laboratories. Quest Diagnostics believes that in 1995 approximately 56% of the clinical testing revenues in the United States were attributable to hospital-affiliated laboratories, approximately 36% were attributable to independent clinical laboratories and approximately 8% were attributable to physicians in their offices and laboratories.

Quest Diagnostics believes that consolidation will continue in the clinical laboratory testing business. In addition, Quest Diagnostics believes that it and the other large independent clinical laboratory testing companies may have the opportunity to increase their share of the overall clinical laboratories testing market due to a number of external factors including cost efficiencies afforded by large-scale automated testing, Medicare reimbursement reductions and the growth of managed health care entities which require low-cost testing services and large service networks. In addition, legal restrictions on physician referrals and the ownership of laboratories as well as increased regulation of laboratories are expected to contribute to the continuing consolidation of the industry.

Quest Diagnostics believes that a number of factors are likely to positively influence the volume of clinical laboratory testing performed in the United States in the future, including (1) the general aging of the population in the United States; (2) an expanded base of scientific knowledge which has led to the development of more sophisticated specialized tests and an increase in the awareness of physicians of the value of clinical laboratory testing as a cost-effective means of early detection of disease and monitoring of treatment;
(3) an increase in the number and types of tests which are, due to advances in technology and increased cost efficiencies, readily available on a more affordable basis to physicians; (4) expanded substance-abuse testing by corporations and governmental agencies; and (5) increased testing for sexually transmitted diseases such as AIDS. The impact of these factors is expected to be offset in part by increased controls over the utilization of clinical laboratory tests by both Medicare and the private sector, particularly managed care organizations.

Quest Diagnostics believes that the clinical laboratory industry will continue to be subject to pricing pressures as a result of (1) continued growth of the managed care sector; (2) a shift toward capitated payment contracts within the managed care sector; and (3) decreases in Medicare reimbursement rates. In addition, increased regulatory requirements in the billing of Medicare are expected to result in reimbursement reductions and additional costs to clinical laboratory testing companies in the United States. Quest Diagnostics has formulated strategies to address these challenges. See "--Business Strategy."

Services

Quest Diagnostics' laboratory business is comprised of routine testing, which Quest Diagnostics management estimates currently generates approximately 88% of Quest Diagnostics' net revenues; and esoteric testing, which is performed at the Nichols facility in San Juan Capistrano and which Quest Diagnostics management estimates generates approximately 10% of Quest Diagnostics' net revenues. The balance of Quest Diagnostics' net revenues is derived principally from the manufacture of clinical laboratory test kits.

Routine Testing Services and Operations. Routine tests, which are performed at Quest Diagnostics' regional laboratories, include procedures in the area of blood chemistry, hematology, urine chemistry, virology, tissue pathology and cytology. Commonly ordered individual tests include red and white blood cell counts, Pap smears, blood cholesterol level tests, AIDS-related tests, urinalyses, pregnancy tests, and alcohol and other substance-abuse tests. Routine test groups include tests to determine the function of the kidney, heart, liver and thyroid, as well as other organs, and several health screens that measure various important bodily health parameters.

Quest Diagnostics provides services through 17 regional laboratories located in major metropolitan areas throughout the United States, as well as 14 branch laboratories, approximately 200 STAT laboratories and 850 patient service centers. Quest Diagnostics also operates a branch laboratory in Mexico. Regional laboratories offer a full line of routine clinical testing procedures. "STAT" laboratories are local laboratory facilities where Quest Diagnostics can quickly perform and report results of certain routine tests for customers that require such emergency testing services. "Branch laboratories" have a test menu that is smaller than that of regional laboratories but larger than that of STAT laboratories. A "patient service center" is a facility maintained by Quest Diagnostics, typically in or near a medical professional building, to which patients can be referred by physicians for specimen collection.

Quest Diagnostics operates 24 hours a day, 365 days a year, utilizing a fully integrated collection and processing system. Quest Diagnostics generally performs and reports most routine procedures within 24 hours, employing a variety of sophisticated and computerized laboratory testing instruments. On an average work day, Quest Diagnostics processes approximately 220,000 requisitions. Quest Diagnostics provides daily pickup of specimens from most customers principally through an in-house courier system. The specimens are sent to one of Quest Diagnostics' laboratories (generally a regional or branch laboratory) where one or more tests are performed.

Each patient specimen is accompanied by a test requisition form, which is completed by the customer, that indicates the tests to be performed and provides the necessary billing information. Each specimen and related requisition form is checked for completeness and then given a unique bar-coded identification number. The unique identification number assigned to each specimen helps to assure that the results are attributed to the correct patient. The requisition form is sent to a data entry department where a file is established for each patient and the necessary testing and billing information is entered. Once this information is entered into the computer system, the tests are performed and the results are entered, primarily through computer interface or manually, depending upon the type of testing equipment involved. Most of Quest Diagnostics' computerized testing equipment is directly linked with Quest Diagnostics' information systems. Most routine testing is performed and completed during the evening following receipt of the specimens to be tested, and test results are readied for distribution the following morning either electronically or by service representatives. Many customers have local printer capability enabling laboratory medical reports to be printed in their offices. Customers who request that they be called with a result are so notified in the morning. It is Quest Diagnostics' policy to notify the customer immediately if a life-threatening result is found at any point during the course of the testing process.

Esoteric Testing Services and Operations. Through Nichols, Quest Diagnostics operates one of the leading esoteric clinical testing laboratories in the world. Esoteric tests are performed in cases where the information provided by routine tests is not specific enough or is inconclusive as to the existence or absence of disease or when a physician requires more information. Typically, unlike routine testing, only one test is performed per requisition. The logistics for esoteric testing are similar to that for routine testing except that, due to the complexity of the testing, approximately 60% of the tests are performed within 24 hours, with almost all of the rest being performed within one week. During 1995 Nichols performed approximately 3.9 million esoteric tests, of which 77% were referred by sources other than Quest Diagnostics regional laboratories. Esoteric tests generally require more sophisticated equipment and materials as well as more highly skilled personnel to perform test procedures and analyze results than what is required for routine testing. Consequently, esoteric tests are generally priced substantially higher than routine tests. New medical discoveries lead to the development of new esoteric tests. However, over time esoteric tests may become routine tests as a result of improved technology or increased volume. The volume of esoteric tests required by most health care providers, including hospitals, is relatively low compared to the volume of routine tests. Because it is generally not cost effective for such health care providers to perform the low volume of esoteric tests in-house, a significant portion of esoteric tests are referred to clinical laboratories like Nichols that specialize in such tests. Some examples of esoteric testing procedures include capillary electrophoresis, cell culture technology, chemiluminescent immunoassays, certain enzyme immunoassays, flow cytometry, fluorescent in situ hybridization (FISH), inductively coupled plasma mass spectroscopy (ICPMS), molecular tissue pathology, molecular signal amplification (branched DNA), and polymerase chain reaction (PCR) technologies.

Nichols's laboratory is comprised of 18 individual laboratory departments, which in the aggregate offer approximately 1,400 individual tests or "assays" in such fields as endocrinology, genetics, immunology, microbiology, molecular biology, oncology, serology, special chemistry and toxicology. Nichols believes that it has been one of the leaders in transferring technological innovation from academic biotechnology laboratories to the marketplace. Nichols was the first to introduce a number of esoteric tests, including immunoassay methods for measurement of circulating hormone levels and sensitive tests to predict breast cancer prognosis. Among more recent developments have been tests to detect a variety of tumor types, a common form of mental retardation, leukemia, cystic fibrosis, osteoporosis, hepatitis and neurological disorder and to monitor success of therapy in cancer and AIDS. The branched DNA and PCR technologies can be applied to a variety of infectious agents and permit the detection of lower levels of HIV than can be achieved under other technologies. The ability to measure the amount of HIV permits health care providers to better tailor drug therapies for HIV-infected patients. As part of its research and development efforts, Nichols maintains a relationship with the academic community through its Academic Associates program, under which approximately sixty scientists from academia and biotechnology firms work directly with Nichols's staff scientists to monitor and consult on existing test procedures and develop new esoteric test methods. In addition, Nichols relies on internal resources for the development of new tests as well as on license arrangements and co-development agreements with biotechnology companies and academic medical centers.

Nichols also provides clinical laboratory testing in connection with pre-marketing clinical trials of pharmaceutical drugs. This testing is competitive with the testing performed by a subsidiary of Covance and is expected to continue in the future. Quest Diagnostics management estimates that net revenues from such testing accounted for less than 1% of Quest Diagnostics' net revenues in 1995.

Diagnostics. Through its Nichols Institute Diagnostics ("NID") subsidiaries, which were acquired as a result of the acquisition of Nichols Institute in August 1994, Quest Diagnostics manufactures and markets clinical laboratory kits primarily for esoteric testing. Test kits are sold principally to hospital and clinical laboratories.

Customers and Payors

Quest Diagnostics provides testing services to a broad range of health care providers. The primary types of customers served by Quest Diagnostics are as follows:

Independent Physicians and Physician Groups. Physicians requesting testing for their patients who are unaffiliated with a managed care plan remain the principal source of Quest Diagnostics' clinical laboratory business. Fees for clinical laboratory testing services rendered for these physicians are billed either to the physician, to the patient, or to the patient's third-party payor such as insurance companies, Medicare and Medicaid. In four states, including New York and Michigan, Quest Diagnostics is required to bill patients directly. The clinical laboratory industry is supporting legislative efforts to expand direct patient billing. Billings are typically on a fee-for-service basis. If the billings are to the physician, they are based on the laboratory's wholesale or customer fee schedule and are typically subject to negotiation. Otherwise, the billings are based on the laboratory's retail or patient fee schedule, subject to limitations on fees imposed by third parties and to negotiation by physicians on behalf of their patients. Medicare and Medicaid billings are based on fee schedules set by governmental authorities. See "--Regulation and Reimbursement."

HMOs and Other Managed Care Groups. HMOs and other managed care organizations typically contract with a limited number of clinical laboratories and then designate the laboratory or laboratories to be used for tests ordered by their participating physicians. In an effort to control costs, the managed care groups generally negotiate discounts to the fees usually charged by such laboratories. Most testing for managed care organizations is being performed on a capitated basis. Under a capitated payment contract, the clinical laboratory and the managed care organization agree to a monthly payment per covered individual to cover all laboratory tests during the month, regardless of the number or cost of tests actually performed. Such contracts shift the risks of additional routine testing beyond that covered by the capitated payment to the clinical laboratory. In certain cases, however, the monthly payment may be subject to prospective or retroactive adjustment if the number of tests performed exceeds (or is less than) certain thresholds. The types of tests covered by capitated contracts are negotiated for each contract, with esoteric tests and anatomic pathology services generally not being covered under the capitation rate. Large regional and national HMOs and preferred provider organization networks typically prefer to utilize large independent clinical laboratories such as Quest Diagnostics that can service the managed care groups on a national or regional basis. See "--Effect of the Growth of the Managed Care Sector on the Clinical Laboratory Business."

Hospitals. Quest Diagnostics serves approximately 3,000 hospitals with services that vary from providing esoteric testing to management contracts, where Quest Diagnostics manages the hospital's laboratory for a fee. Hospitals generally maintain an on-site laboratory to perform testing on patients receiving care and refer less frequently needed procedures to outside laboratories. Hospitals are typically charged for such tests a negotiated fee-for-service which is based on the laboratory's customer fee schedule. Some hospitals actively encourage community physicians to send their testing to the hospital's laboratory. In addition, some hospitals have been purchasing physician practices and requiring that the physicians/employees send their testing to the hospital's affiliated laboratory. As a result, hospital-affiliated laboratories can be both a customer and a competitor for independent clinical laboratories such as Quest Diagnostics.

Other Institutions. Quest Diagnostics also serves other institutions, including governmental agencies, such as the Department of Defense and prison systems, large employers and independent clinical laboratories that do not have the full range of Quest Diagnostics' testing capabilities. These institutions are typically charged on a negotiated or bid fee-for-service basis. Quest Diagnostics' services to employers principally involve the provision of substance abuse testing services.

In 1995, no single customer or affiliated group of customers accounted for more than 2% of Quest Diagnostics' net revenues. Quest Diagnostics believes that the loss of any one of its customers would not have a material adverse effect on Quest Diagnostics' results of operations or cash flows.

Payors. Most clinical laboratory testing is billed to a party other than the "customer" that ordered the test. Tests performed for various patients of a single physician may be billed to different payors besides the ordering physician, including third-party payors (generally an insurance company or managed care organization), Medicare, Medicaid or the patient.

The following table sets forth current estimates of the breakdown by payor of Quest Diagnostics' total volume of requisitions and average approximate revenues per requisition:

                                             Requisition Volume as
                                                  % of Total        Revenue Per Requisition
                                             --------------------- -------------------------
Patient                                                5%-10%               $60-$80
Medicare & Medicaid                                   20%-25%               $20-$25
Monthly Bill
 (Physician, Hospital, Employer, Other)               35%-40%               $15-$35
Third Party Fee-For-Service                           15%-20%               $30-$40
Managed Care--Capitated                               15%-20%               $ 5-$15

For a discussion of the mix shift and the impact of the managed care sector on volume and price trends, see "--Effect of the Growth of the Managed Care Sector on the Clinical Laboratory Business."

Average Revenue per Requisition Trends. Since the fourth quarter of 1995, declines in Quest Diagnostics' average revenue per requisition have moderated. Average revenue per requisition for the quarter ended September 30, 1996 was approximately 1.7% below the comparable period in 1995. This decline in revenue per requisition was smaller than the approximate 4.8% and 3.6% decline experienced in the first and second quarters of 1996, respectively. Since August of 1995, the company-wide average revenue per requisition has remained relatively stable and is effectively unchanged during the first three quarters of 1996. This trend is illustrated by the following chart:


[REPRESENTATION OF A LINE CHART GRAPHIC]

Average Revenue per Requisition as a Percentage of December 1994 Revenue per Requisition

Q1/95  98.6
Q2/95  97.6
Q3/95  95.8
Q4/95  95.1
Q1/96  93.9
Q2/96  94.1
Q3/96  94.2

Sales and Marketing

Quest Diagnostics markets and services its customers through its direct sales force of approximately 430 sales representatives, 300 account representatives and 2,200 couriers.

Most sales representatives market the mainstream or traditional routine laboratory services primarily to physicians, while others concentrate on individual market segments, such as hospitals or managed care organizations, or on testing niches, such as substance abuse testing. Quest Diagnostics' sales representatives are compensated through a combination of salaries, commissions and bonuses, at levels commensurate with each individual's qualifications and responsibilities. Commissions are based primarily upon the individual's results in generating new business for Quest Diagnostics. Quest Diagnostics is currently changing its commission structure so that compensation is tied to the profitability of (rather than revenues from) new business. See "--Business Strategy--Preferred Provider."

Quest Diagnostics' account representatives interact with customers on an ongoing basis. Account representatives monitor the status of services being provided to customers, act as problem-solvers, provide information on new testing developments and serve as the customer's regular point of contact with Quest Diagnostics. Account representatives are compensated with a combination of salaries and bonuses commensurate with each individual's qualifications and responsibilities.

Quest Diagnostics believes that the clinical laboratory service business is shifting away from the traditional direct sales structure and into one in which the purchasing decisions for laboratory services are increasingly made by managed care organizations, integrated health delivery systems, insurance plans, employers and by patients themselves. In view of these changes, Quest Diagnostics has completed a rigorous regional market strategy process and has reorganized its sales and marketing organization structure to support these strategies and emerging customers.

Quest Diagnostics believes that, given the increasing regulation and complexity of the clinical laboratory marketplace, training of its sales force is of paramount importance. With this goal in mind, during 1995 Quest Diagnostics enhanced its comprehensive sales training program and compliance training. See "--Compliance Program."

Effect of the Growth of the Managed Care Sector on the Clinical Laboratory Business

The managed care industry is growing as well as undergoing rapid consolidation which has created large managed care companies that control the delivery of health care services for millions of people, and have significant bargaining power in negotiating fees with health care providers, including clinical laboratories. Quest Diagnostics believes that there are potential opportunities for large, low-cost, clinical laboratories such as Quest Diagnostics to capture additional testing volume from managed care organizations. The larger regional and national managed care organizations typically prefer to utilize large independent clinical laboratories, like Quest Diagnostics, that can service their organizations on a national or a regional basis. In addition, smaller laboratories are unlikely to be able to achieve the low cost structures necessary to profitably service managed care organizations.

The growth of the managed care sector presents various challenges to independent clinical laboratories, including Quest Diagnostics. Managed care organizations typically negotiate capitated payment contracts, whereby the clinical laboratory receives a monthly fee per covered individual. The fixed monthly payment generally covers all laboratory tests (excluding certain tests, such as esoteric tests and anatomic pathology services) performed during the month, regardless of the number or cost of the tests performed. Unlike fee-for-service indemnity insurance, such contracts shift the risks of additional routine testing beyond that covered by the capitated payment to the clinical laboratory. In certain cases, however, the monthly payment may be subject to prospective or retroactive adjustment if the number of tests performed exceeds (or is less than) certain thresholds. Quest Diagnostics expects the amount of clinical laboratory testing performed for managed care organizations under capitated rate agreements to continue to grow.

Laboratory services agreements with managed care organizations have historically been priced aggressively due to competitive pressures and the expectation that a laboratory would capture not only the volume of testing to be covered under the contract, but also the additional fee-for-service business from patients of participating physicians who are not covered under the managed care plan. However, as the number of patients covered under managed care plans continues to increase, there is less such fee-for-service business and, accordingly, less high margin business to offset the low margin (and often unprofitable) managed care business. Furthermore, increasingly, physicians are affiliated with more than one managed care organization and as a result may be required to refer clinical laboratory tests to different clinical laboratories, depending on the coverage of their patients. As a result, a clinical laboratory might not receive any fee-for-service testing from such physicians. The level of pricing charged to managed care organizations, including under capitated payment contracts, if continued, may adversely affect the pricing of the clinical laboratory industry.

During the nine months ended September 30, 1996, services to managed care organizations under capitated rate agreements accounted for approximately 6% of Quest Diagnostics' net revenues from clinical laboratory testing and approximately 15% of the number of tests performed by Quest Diagnostics. Quest Diagnostics believes that the prices charged by the independent clinical laboratory testing companies to managed care organizations can and must be increased. Quest Diagnostics is currently reviewing its pricing structures for agreements with managed care organizations and intends to insure that all such agreements are profitably priced. However, there can be no assurance that Quest Diagnostics will be able to increase the prices charged to managed care organizations or that Quest Diagnostics will not lose market share in the managed care market to other clinical laboratories who continue to aggressively price laboratory services agreements with managed care organizations. Quest Diagnostics believes that the growth of the managed care sector presents both challenges and opportunities. Quest Diagnostics, as part of its preferred provider strategy, will seek to capitalize on the opportunity and meet the challenge by seeking to secure large-volume, profitable managed care contracts through providing low cost, high quality testing services at rational prices.

Expansion Opportunities

Quest Diagnostics believes that there are several expansion opportunities. Quest Diagnostics believes that it can take advantage of these opportunities without incurring significant capital expenditures or deploying significant resources.

Hospital Alliances. In response to the growth of the managed care sector and the developments described under "--Effect of the Growth of the Managed Care Sector on the Clinical Laboratory Business," many health care providers have established new alliances. Hospital-physician networks are emerging in many markets in order to offer comprehensive, integrated service capabilities, either to managed care plans or directly to employers.

Since Quest Diagnostics has traditionally derived a substantial portion of its esoteric testing revenues from referrals from hospitals, which perform approximately half of all clinical laboratory tests in the United States, Quest Diagnostics established a hospital business venture group whose primary goal is to develop additional nontraditional hospital arrangements, including management and consulting agreements, shared service arrangements and joint ventures.

Under federal cost containment legislation enacted in 1985, treatment provided to hospital inpatients covered by Medicare is classified into diagnosis-related groups ("DRGs") which prescribe the maximum reimbursable payments for all services, including laboratory testing services, provided on behalf of an inpatient under each DRG. As a result of this payment structure, and similar price constraints from managed care organizations and other third-party payors, hospitals have an economic incentive to seek the most cost-effective laboratory testing services for their patients. Quest Diagnostics believes that in many cases, by managing a hospital laboratory or entering into a joint venture with a hospital, Quest Diagnostics can improve a hospital laboratory's economic structure and preserve hospital capital that would be required for needed laboratory improvements while providing accurate and timely testing services due to greater economies of scale, increased utilization of expensive testing and data processing equipment through optimization of the mix between on-site and off-site testing and more efficient use of laboratory employees. Quest Diagnostics has several such arrangements with hospitals, including a joint venture with two hospitals in Erie, Pennsylvania that performs outreach testing and a management agreement with a group of approximately 25 hospitals in eastern Nebraska and Sioux City, Iowa. These two laboratory arrangements, which provide testing for both the hospitals and the commercial outreach markets in their geographical areas, serve as two of Quest Diagnostics' laboratory facilities. Quest Diagnostics also manages the laboratories at several hospitals in the eastern United States. However, despite the potential cost savings and additional revenues available to hospitals through such arrangements, Quest Diagnostics believes that only a small percentage of the hospitals in the United States have entered into such arrangements with independent clinical laboratories. Nonetheless, Quest Diagnostics expects to enter into alliances with various hospitals in the future and believes that this market has potential. Quest Diagnostics recently signed a letter of intent with the University of Pittsburgh Medical Center to explore a potential relationship, including the possibility of an equity or non-equity partnership. As an alternative service for hospitals that are entering into integrated delivery systems, Quest Diagnostics is beginning to market consulting support and technical solutions for integrating diverse laboratory infrastructures, systems and data.

Employer Market. Quest Diagnostics is considering expanding its business in the employer market to include the provision of laboratory services to large employers on a basis comparable to that offered to managed care organizations, whereby laboratory services paid under self-insured indemnity plans may be relatively fixed (rather than on a fee-for-service basis). These services could be offered in alliance with other service providers, including pharmaceutical benefits and diagnostic imaging services. Quest Diagnostics recently organized National Imaging Associates Inc. ("NIA"), a company offering diagnostic imaging benefit management services to employers, payors and managed care organizations. NIA seeks to carve out the imaging component of a health care plan service offering and manage it at lower cost through utilization controls and provider price concessions.

Medical Information. The market need for medical information, particularly disease-specific information about provider practices and patient care, is growing rapidly. Large customers of clinical laboratories are increasingly interested in using infor-mation from clinical laboratory data on their covered population to answer financial, marketing and quality related questions. Integrated data from clinical laboratories and other health encounters provides additional insights to these questions. To meet these emerging needs, Quest Diagnostics created the Medical Informatics ("Medical Informatics") division which focuses solely on the medical information needs of managed care organizations, integrated healthcare delivery networks and other large customers. Through internal development, Quest Diagnostics now has a portfolio of information products based primarily upon its extensive database. A combination of advanced information technology and experienced analytical and data integration skills provides the platform for delivery of these products.

As market interest has increased, the Medical Informatics division has devoted experienced account executives to work with customers to meet their information needs. Current information products include provider profiles and benchmarks, high-risk patient registries based on customer disease management initiatives, normative comparisons with other populations, and quantitative clinical outcomes based on laboratory measures. Quest Diagnostics believes that health care customers will increasingly see value in the information obtained from clinical laboratory results.

Information Systems

The need for information systems to support laboratory, billing, customer service, logistics, medical data, and other business requirements is significant and will continue to place high demands on Quest Diagnostics' information systems staff. Quest Diagnostics has historically not standardized the billing, laboratory and other information systems at laboratories that it has acquired. As a result, Quest Diagnostics has numerous different information systems to handle billing, test result reporting and financial data and transactions. Quest Diagnostics believes that the efficient handling of information involving customers, patients, payors, and other parties will be critical to Quest Diagnostics' future success.

To this end, Quest Diagnostics has chosen standard billing and laboratory systems. During the third quarter of 1996, Quest Diagnostics recorded a charge of $13.7 million to write off capitalized software as a result of its decision to abandon the billing system which had been intended as its company-wide billing system. Management now plans to standardize using a SYS billing system which has already been implemented in seven of its 22 billing sites, which seven sites account for 35% of Quest Diagnostics' net revenues. The standard laboratory system is already operational in nine of its 22 billing sites, which account for 30% of Quest Diagnostics' net revenues. Such sites are not necessarily the same sites as those with standard billing systems. Quest Diagnostics is beginning to convert the remaining nonstandard billing and laboratory systems to the standard systems, prioritized on an impact basis. The most critical conversions will be completed within three years. The New York/New Jersey (Teterboro) laboratory is the first priority and is expected to be converted by 1998. The conversion costs are expected to average approximately $3 million per billing system and $1 million to $3 million per laboratory system. As more billing sites are converted to the standard billing system, consolidation of billing sites is expected to occur, which will reduce overall conversion costs and improve billing efficiencies. Quest Diagnostics anticipates that the cost of converting all billing and laboratory systems to the standard systems over the next several years will cost between approximately $55 million and $85 million, depending on the number of billing consolidations that occur.* Quest Diagnostics does not anticipate that the conversion costs will result in a significant increase in capital expenditures over the levels spent during the last several years.

Quest Diagnostics is developing systems that will permit managed care organizations and other providers to have electronic access to test orders and results for participating physicians, which will permit managed care organizations to better monitor and control the utilization of testing services.

Billing

Billing for laboratory services is a complicated process. Laboratories must bill different payors such as doctors, patients, insurance companies, Medicare, Medicaid and employer groups, all of whom have different billing requirements. Quest Diagnostics believes that less than 30% of its bad debt expense is attributable to specific credit or payment issues of its customers. The remainder of the bad debt expense is the result of many non-credit related issues which slow the billing process, create backlogs of unbilled requisitions and generally increase the aging of accounts receivable. A primary cause of bad debt expense is missing or incorrect billing information on requisitions. Typically approximately one-third of the requisitions that Quest Diagnostics receives either do not provide all the necessary data or provide incorrect data. Quest Diagnostics believes that this experience is similar to that of its primary competitors. Quest Diagnostics performs the requested tests and reports back the test results regardless of whether billing information has been provided at all or has been provided incorrectly. Quest Diagnostics subsequently attempts to obtain any missing information or rectify any incorrect billing information received from the health care provider. Among the many other factors complicating the billing pro-

* This is a forward looking statement and is based on current expectations. Actual results may vary materially from those projected. See "--Important Factors Regarding Forward Looking Statements." In particular see factors
  (d), (j) and (k).

cess are pricing differences between the fee schedules of Quest Diagnostics and the payor, disputes between payors as to the party responsible for payment of the bill and auditing for specific compliance issues. Ultimately, if all issues are not resolved in a timely manner, the related receivables are written off to bad debt expense.

Quest Diagnostics' bad debt expense has increased each year since 1993 due principally to four developments that have further complicated the billing process: (1) increased complexity in the health care system; (2) increased requirements in complying with fraud and abuse regulations; (3) deterioration in reimbursement as the payor mix shifts; and (4) changes in Medicare reimbursement policies. These four factors have placed additional requirements on the billing process, including the need for specific test coding, additional research on processing rejected claims that comply with prior practices, increased audits for compliance, and management of a large number of contracts which have very different information requirements for pricing and reimbursement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Quest Diagnostics' billing has also been hampered by the existence of multiple billing information systems. In 1995 Quest Diagnostics had severe billing problems at its largest laboratory site in Teterboro, New Jersey. A new billing information system developed with outside consultants experienced significant implementation problems, including excessive downtime, which severely impacted Quest Diagnostics' ability to efficiently bill for its services from the Teterboro location. The problem was compounded by a lack of experienced staff as the result of work force reductions made to meet cost reduction initiatives undertaken in anticipation of greater efficiencies from the new billing information system. As a result of all of these factors, Quest Diagnostics recorded a charge to bad debt of $62 million in the third quarter of 1995. Of this amount, approximately $35 million was attributable to the Teterboro location. At the time of charge, the backlog of unbilled requisitions was estimated at over 2 million requisitions and DSOs for the clinical testing business were 90 days. In addition, significant backlogs existed in (1) reconciling cash received to payment of specific bills, (2) rejected claims that needed to be researched and (3) correspondence from customers attempting to resolve billing problems.

Integration of a standardized billing system is a priority of Quest Diagnostics and Quest Diagnostics is in the process of integrating a billing system with proven reliability throughout its network. The SYS system is in use at seven of Quest Diagnostics' laboratories. Its reliability is evidenced by both the improvement in the laboratories' bad debt experience after SYS was implemented and the improved capability to handle new billing requirements as compared with non-SYS laboratories, such as Teterboro. For example, bad debt expense for the nine months ended September 30, 1996 for the combined SYS laboratories is 6.4% of sales, versus 7.1% for all other laboratories combined. The use of a standard system will also provide for operational efficiencies as redundant programming efforts are eliminated and the ability to consolidate billing sites will become more feasible. See "--Information Systems." Standardizing billing systems presents conversion risk to Quest Diagnostics as key databases and masterfiles are transferred to the SYS system and because the billing workflow is interrupted during the conversion, which may cause backlogs. Quest Diagnostics, however, has already completed seven conversions to this system and has retained key people who have been involved in those conversions.

Quest Diagnostics has focused on improving its billing operations in the last year. Over the last twelve months, the backlog of unbilled requisitions has been reduced by approximately 30%, DSOs for the clinical testing business have been reduced to 74 days, bad debt expense as a percentage of net revenues has decreased, the percentage of requisitions received with missing billing information has been reduced by approximately 30% and backlogs in rejected claims, unapplied cash and customer correspondence have been significantly reduced. These improvements were achieved in spite of a higher level of information requirements necessary for correct billing, especially those bills relating to Medicare. However, additional requirements to provide documentation of the "medical necessity" of testing have added to the backlog of unbilled receivables and caused third quarter 1996 bad debt expense as a percentage of revenues to increase above the rate Quest Diagnostics had experienced during the first two quarters of 1996. See "--Regulation and Reimbursement--Regulation of Reimbursement for Clinical Laboratory Services."

Acquisitions and Dispositions

MetPath, Quest Diagnostics' predecessor, originally commenced operations in 1967 with laboratories only in the New York metropolitan area. Most of Quest Diagnostics' other regional laboratories have been added through acquisitions. Principally as the result of the acquisitions discussed below that were completed in 1993 and 1994, Quest Diagnostics' revenues have almost tripled since 1991. However, this increase in revenues is not reflected in the Financial Statements because several of the major acquisitions are accounted for as a pooling of interests. Acquisition activity has diminished significantly since May 1995, in part so that Quest Diagnostics could concentrate on the integration of the laboratory networks that had been acquired in 1993 and 1994. Quest Diagnostics may resume making acquisitions in the future, most likely focusing on acquisitions of smaller laboratories that can be folded into existing laboratories where Quest Diagnostics can expect to achieve significant cost savings and other benefits resulting from the elimination of redundant facilities and equipment and reductions in staffing or personnel.

Quest Diagnostics is evaluating its strategic alternatives relative to units whose profitability does not meet its internal goals. These alternatives may include joint ventures, alliances or dispositions. However, there are no negotiations or definitive plans with respect to any such dispositions.

During 1994 Corning acquired three large clinical laboratory testing companies, each of which was accounted for as a pooling of interests. In June 1994, Corning acquired Maryland Medical Laboratory, Inc. ("MML"), a regional laboratory based in Baltimore, Maryland with approximately $90 million in annual revenues. In August 1994, Corning acquired the stock of Nichols Institute, a national esoteric clinical laboratory with approximately $280 million in annual revenues. In October 1994, Corning acquired Bioran, a regional laboratory based in Cambridge, Massachusetts with approximately $65 million in annual revenues.

In August 1993, Corning acquired Damon, a national clinical testing laboratory with approximately $330 million in annualized revenue. The acquisition was accounted for as a purchase. The assets of Damon's California-based laboratories were sold in April 1994 to Physicians Clinical Laboratory Inc. In November 1993, Quest Diagnostics acquired the clinical testing laboratories of Unilab in Dallas, Denver and Phoenix, in exchange for Quest Diagnostics' then 43% ownership of Unilab and the assumption of approximately $70 million of indebtedness of Unilab. In a separate transaction, Quest Diagnostics transferred to Unilab Quest Diagnostics' investment in J.S. Pathology PLC, a clinical testing laboratory based in the United Kingdom, in exchange for a small equity interest in Unilab. Quest Diagnostics currently owns approximately 4% of Unilab's outstanding common stock. In May 1993, Corning acquired and contributed to Quest Diagnostics DeYor Laboratory Inc., a regional laboratory based in Ohio, Pennsylvania and Tennessee with approximately $20 million of annual revenues. This transaction was accounted for under the pooling of interests method, although Quest Diagnostics' consolidated financial statements for prior periods have not been restated since this acquisition is not material. See Note 3 to the Audited Financial Statements. In addition to the acquisitions discussed above, since January 1993 Quest Diagnostics has acquired approximately 25 other smaller clinical laboratories and customer lists, principally in assets acquisitions. Only one such acquisition has been completed since May 1995.

Competition

The clinical laboratory testing business is intensely competitive. Quest Diagnostics believes that in 1995 the entire United States clinical laboratory testing industry had revenues exceeding $30 billion; approximately 56% of such revenues were attributable to hospital-affiliated laboratories, approximately 36% were attributable to independent clinical laboratories and approximately 8% were attributable to physicians in their offices and laboratories. As recently as 1993, there were seven laboratories that provided clinical laboratory testing services on a national basis: Quest Diagnostics, SmithKline, National Health Laboratories Inc. ("NHL"), Roche Biomedical Laboratories Inc. ("Roche"), Damon, Allied Clinical Laboratories Inc. ("Allied") and Nichols Institute. In April 1995 Roche merged into NHL (under the name LabCorp), which had acquired Allied in June 1994. Quest Diagnostics acquired Nichols Institute in August 1994 and Damon in August 1993. In addition, in the last several years a number of large regional laboratories have been acquired by national clinical laboratories. There are presently three national independent clinical laboratories: Quest Diagnostics, which had approximately $1.63 billion in revenues from clinical laboratory testing in 1995; LabCorp, which had approximately $1.68 billion in revenues from clinical laboratory testing in 1995 on a pro forma basis, after giving effect to the April 1995 merger of Roche into NHL; and SmithKline, which had approximately $1.29 billion in revenues from clinical laboratory testing in 1995. Both LabCorp and SmithKline are affiliated with large corporations that have greater financial resources than Quest Diagnostics. SmithKline is wholly owned by SmithKline Beecham Ltd. and F. Hoffman La Roche Ltd. beneficially owns approximately 49.9% of the outstanding capital stock of LabCorp.

In addition to the three national clinical laboratories, Quest Diagnostics competes on a regional basis with many smaller regional independent clinical laboratories as well as laboratories owned by hospitals and physicians. Quest Diagnostics has the leading market share in most of the northeast, mid-Atlantic and midwest routine testing markets, while its market share is much lower in the routine testing market in the rest of the country. Approximately 66% of Quest Diagnostics' net revenues and almost all of its EBITDA currently is generated from markets in which Quest Diagnostics believes that it has the largest market share. In most of these markets Quest Diagnostics believes that it also is the lowest cost provider. Quest Diagnostics does not generally compete in the California routine testing market other than in the San Diego metropolitan area.

Quest Diagnostics believes that the following factors, among others, are often used by health care providers in selecting a laboratory: (i) pricing of the laboratory's testing services; (ii) accuracy, timeliness and consistency in reporting test results; (iii) number and type of tests performed; (iv) service capability and convenience offered by the laboratory; and (v) its reputation in the medical community. Quest Diagnostics believes that it competes favorably with its principal competitors in each of these areas and is currently implementing strategies to improve its competitive position. See "--Business Strategy."

Quest Diagnostics believes that consolidation will continue in the clinical laboratory testing business. In addition, Quest Diagnostics believes that it and the other large independent clinical laboratory testing companies will be able to increase their share of the overall clinical laboratories testing market due to a number of external factors including cost efficiencies afforded by large-scale automated testing, Medicare reimbursement reductions and the growth of managed health care entities which require low-cost testing services and large service networks. In addition, legal restrictions on physician referrals and the ownership of laboratories as well as increased regulation of laboratories are expected to contribute to the continuing consolidation of the industry.

Quality Assurance

Quest Diagnostics maintains a comprehensive quality assurance program for all of its laboratories and patient service centers. The goal is to ensure optimal patient care by continually improving the processes used for collection, storage and transportation of patient specimens, as well as the precision and accuracy of analysis and result reporting.

The Quest Diagnostics quality assurance efforts focus on: proficiency testing, process audits, statistical process control, credentialing and personnel training.

Internal Quality Control and Audits. Quality control samples are processed in parallel with the analysis of patient specimens. The results of tests on such samples are then monitored to identify drift, shift or imprecision in the analytical processes. In addition, Quest Diagnostics administers an extensive internal program of "blind" proficiency testing. These samples are processed through the Quest Diagnostics system as routine patient samples, unknown to the laboratory as quality control samples. Samples are then handled, processed and reported with patient specimens. This provides a system to assure accuracy of the entire pre-and post-analytical testing process. Another element of the Quest Diagnostics comprehensive quality assurance program includes performance of internal process audits.

External Proficiency Testing and Accreditation. All Quest Diagnostics laboratories participate in numerous externally conducted, blind sample quality surveillance programs. These include proficiency testing programs administered by the College of American Pathologists ("CAP"), as well as many state agencies. These programs supplement all other quality assurance procedures.

All Quest Diagnostics laboratories are accredited by CAP. Accreditation includes on-site inspections and participation in the CAP Proficiency Test Program. CAP is an independent nongovernmental organization of board certified pathologists that offers an accreditation program to which laboratories may voluntarily subscribe. CAP is approved by HCFA to inspect clinical laboratories to determine compliance with the standards required by the Clinical Laboratory Improvement Amendments of 1988 ("CLIA").

Regulation and Reimbursement

Overview. The clinical laboratory industry is subject to significant governmental regulation at the federal and state levels. All Quest Diagnostics laboratories and patient service centers are appropriately licensed and accredited by various state and federal agencies.

The health care industry is undergoing significant change as third-party payors, such as Medicare (which principally serves patients 65 and older), Medicaid (which principally serves indigent patients), private insurers and large employers increase their efforts to control the cost, utilization and delivery of health care services. In an effort to address the problem of increasing health care costs, legislation has been proposed or enacted at both the federal and state levels to regulate health care delivery in general and clinical laboratories in particular. Some of the proposals include managed competition, global budgeting and price controls. Although the Clinton Administration's health care reform proposal, initially advanced in 1994, was not enacted, such proposal or other proposals may be considered in the future. In particular, Quest Diagnostics believes that reductions in reimbursement for Medicare services will continue to be implemented from time to time. Reductions in the reimbursement rates of other third-party payors are likely to occur as well. Quest Diagnostics cannot predict the effect health care reform, if enacted, would have on its business, and there can be no assurance that such reforms, if enacted, would not have a material adverse effect on Quest Diagnostics' business and operations.

Regulation of Clinical Laboratory Operations. The CLIA standards were designed to ensure that all clinical laboratory testing services are uniformly accurate and of high quality by using a single set of requirements. On February 28, 1992, the final rules implementing CLIA were published in the Federal Register. These regulations extended federal oversight, with few exceptions, to virtually all clinical laboratories regardless of size, type, location or ownership of the laboratory. The regulations generally became effective in 1992. However, certain quality control and proficiency testing requirements are still being phased in. The standards for laboratory personnel, quality control, quality assurance and patient test management are based on complexity and risk factors. Laboratories categorized as "high" complexity are required to meet more stringent requirements than either "moderate" or "waived" (tests regarded as having a low potential for error and requiring little or no oversight) laboratories.

Most of the Quest Diagnostics laboratories are categorized as high complexity and these laboratories are in compliance with the more stringent standards for personnel, quality control, quality assurance and patient test management. A few Quest Diagnostics laboratories are categorized as moderate complexity (some STAT laboratories) or waived (only patient service centers).

The sanction for failure to comply with these regulations may be suspension, revocation or limitation of a laboratory's CLIA certificate necessary to conduct business, significant fines or criminal penalties. The loss of a license, imposition of a fine or future changes in such federal, state and local laws and regulations (or in the interpretation of current laws and regulations) could have a material adverse effect on Quest Diagnostics.

Quest Diagnostics is also subject to state regulation. CLIA permits states to adopt regulations that are more stringent than federal law. For example, state law may require that laboratory personnel meet certain more stringent qualifications, specify certain quality control standards, maintain certain records and undergo additional proficiency testing. For example, certain of Quest Diagnostics' laboratories are subject to the State of New York's clinical laboratory regulations, which contain provisions that are significantly more stringent than federal law.

Quest Diagnostics believes it is in material compliance with the foregoing standards. See "--Compliance Program."

Drug Testing. Drug testing for public sector employees is regulated by the Substance Abuse and Mental Health Services Administration ("SAMHSA") (formerly the National Institute on Drug Abuse), which has established detailed performance and quality standards that laboratories must meet in order to be approved to perform drug testing on employees of federal government contractors and certain other entities. To the extent that Quest Diagnostics' laboratories perform such testing, each must be certified by HHS as meeting SAMHSA standards. Seven of Quest Diagnostics' laboratories are SAMHSA certified.

Controlled Substances. The use of controlled substances in testing for drug abuse is regulated by the federal Drug Enforcement Administration ("DEA"). All Quest Diagnostics laboratories using controlled substances for testing purposes are licensed by the DEA.

Medical Wastes and Radioactive Materials. Quest Diagnostics is subject to licensing and regulation under federal, state and local laws relating to the handling and disposal of medical specimens and hazardous waste and radioactive materials as well as to the safety and health of laboratory employees. All Quest Diagnostics laboratories are operated in material compliance with applicable federal and state laws and regulations relating to disposal of all laboratory specimens. Quest Diagnostics utilizes outside vendors for disposal of specimens. Although Quest Diagnostics believes that it is currently in compliance in all material respects with such federal, state and local laws, failure to comply could subject Quest Diagnostics to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

Occupational Safety. In addition to its comprehensive regulation of safety in the workplace, the federal Occupational Safety and Health Administration ("OSHA") has established extensive requirements relating to workplace safety for health care employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to chemicals and transmission of blood-borne and airborne pathogens.

Specimen Transportation. Regulations of the Department of Transportation, the Public Health Service and the Postal Service apply to the surface and air transportation of clinical laboratory specimens.

Regulation of Reimbursement for Clinical Laboratory Services. Containment of health care costs, including reimbursement for clinical laboratory services, has been a focus of ongoing governmental activity. In 1984, Congress established a Medicare fee schedule for clinical laboratory services performed for patients covered under Part B of the Medicare program. Subsequently, Congress imposed a national ceiling on the amount that would be paid under the Medicare fee schedule. Laboratories must bill the program directly and must accept the scheduled amount as payment in full for most tests performed on behalf of Medicare beneficiaries. In addition, state Medicaid programs are prohibited from paying more (and in most instances, pay significantly less) than the Medicare fee schedule for clinical laboratory testing services furnished to Medicaid recipients. In 1995, Quest Diagnostics derived approximately 20% and 3% of its net revenues from tests performed for beneficiaries of Medicare and Medicaid programs, respectively. Since 1984, Congress has periodically reduced the ceilings on Medicare reimbursement to clinical laboratories from previously authorized levels. In 1993, pursuant to the Omnibus Budget and Reconciliation Act of 1993 ("OBRA '93"), Congress reduced, effective January 1, 1994, the Medicare national fee schedule limitations from 88% of the 1984 national median to 76% of the 1984 national median, which reductions were phased in from 1994 through 1996 (to 84% in 1994, 80% in 1995 and 76% in 1996, in each case as a percentage of the 1984 national median). The 1996 reduction to 76% was implemented as scheduled on January 1, 1996. OBRA '93 also eliminated the provision for annual fee schedule increases based upon the consumer price index for 1994 and 1995. Medicare reimbursement reductions have a direct adverse effect on Quest Diagnostics' net earnings and cash flows. Quest Diagnostics cannot predict if additional Medicare reductions will be implemented. The Senate and House Medicare proposal (the Medicare Preservation Act of 1995) passed in October 1995 would have reduced the national limitation to 65% beginning in 1997 and would have eliminated all annual consumer price index adjustments through 2002. This reduction in laboratory reimbursement rates was retained in the House-Senate conference report agreed upon in November 1995. The President vetoed this bill in December 1995.

Effective January 1, 1996, HCFA adopted a new policy on reimbursement for chemistry panel tests. As of January 1, 1996, 22 automated tests (rather than 19 tests) became reimbursable by Medicare as part of an automated chemistry profile. An additional allowance of $0.50 per test is authorized when more than 19 tests are billed in a panel. HCFA retains the authority to expand in the future the list of tests included in a panel. Effective as of March 1, 1996, HCFA eliminated its prior policy of permitting payment for all tests contained in an automated chemistry panel when at least one of the tests in the panel is medically necessary. Under the new policy, Medicare payment will not exceed the amount that would be payable if only the tests that are "medically necessary" had been ordered. In addition, since 1995 most Medicare carriers have begun to require clinical laboratories to submit documentation supporting the medical necessity, as judged by ordering physicians, for many commonly ordered tests. Quest Diagnostics expects to incur additional reimbursement reductions and additional costs associated with the implementation of these requirements of HCFA and Medicare carriers. The amount of the reductions in reimbursements and additional costs cannot be determined at this time. See "--Billing."

Major clinical laboratories, including Quest Diagnostics, use dual fee schedules: "client" fees charged to physicians, hospitals, and institutions with which a laboratory deals on a bulk basis and "patient" fees charged to individual patients and third-party payors, including Medicare and Medicaid, who generally require separate bills or claims for each requisition. Medicare and other third party payors also set maximum fees that they will pay which are substantially lower than the patient fees otherwise charged by Quest Diagnostics, but are generally higher than Quest Diagnostics' client fees, which may be subject to negotiation or discount. Federal and some state regulatory programs prohibit clinical laboratories from charging government programs more than certain charges to other customers. During 1992, in issuing final regulations implementing the federal statutory prohibition against charging Medicare substantially in excess of a provider's usual charge, the OIG declined to provide any guidance concerning the interpretation of this legislation, including whether or not discounting or the dual fee structure employed by clinical laboratories might raise issues under the provision.

Medicare budget proposals developed by the Clinton Administration in 1993 and 1994, along with proposals incorporated in many major health reform bills considered by Congress in 1994, called for the reinstatement of 20% Medicare clinical laboratory co-insurance (which was last in effect in 1984). While co-insurance was in effect, clinical laboratories received from Medicare carriers only 80% of their Medicare reimbursement rates and were required to bill Medicare beneficiaries for the balance of the charges. A co-insurance proposal was not included in any of the Congressional Medicare reform packages considered to date in the 1995 and 1996 legislative sessions. However, it is still possible a co-insurance provision will be proposed in the future and, if enacted, such a proposal could materially adversely affect the revenues and costs of the clinical laboratory industry, including Quest Diagnostics, by exposing the testing laboratory to the credit of individuals and by increasing the number of bills. In addition, a laboratory could be subject to potential fraud and abuse violations if adequate procedures to bill and collect the co-insurance payments are not established and followed.

Proposals have also been developed to procure Medicare and Medicaid laboratory testing services through competitive bidding mechanisms. To date, none of the Congressional Medicare reform packages introduced in the 1995 and 1996 legislative sessions have included a competitive bidding provision for clinical laboratory tests. However, President Clinton's Medicare reform proposal would have established competitive bidding for clinical laboratory services. If competitive bidding were implemented, such action could materially adversely affect the revenues of the clinical laboratory industry, including Quest Diagnostics. HCFA is currently developing a demonstration project to determine whether competitive bidding can be used to provide quality laboratory services at prices below current Medicare reimbursement rates. The demonstration is expected to be conducted in Kentucky and to commence in 1997.

Future changes in federal, state and local regulations (or in the interpretation of current regulations) affecting governmental reimbursement for clinical laboratory testing could have a material adverse effect on Quest Diagnostics. Quest Diagnostics is unable to predict, however, whether and what type of legislation will be enacted into law.

Fraud and Abuse Regulations. The Medicare and Medicaid anti-kickback laws prohibit clinical laboratories from, among other things, making payments or furnishing other benefits to influence the referral of tests billed to Medicare, Medicaid or other federal programs. Penalties for violations of these federal laws include exclusion from participation in the Medicare/ Medicaid programs, assets forfeitures, and civil and criminal penalties. Civil administrative penalties for a wide range of offenses may be up to $2,000 per item and twice the amount claimed. Under the Health Insurance Portability and Accountability Act of 1996 (the "Health Insurance Act"), the penalties will be increased, effective January 1, 1997 to up to $10,000 per item plus three times the amount claimed. In the case of certain offenses, exclusion from participation in Medicare and Medicaid is a mandatory penalty.

The fraud and abuse provisions are interpreted liberally and enforced aggressively by various enforcing agencies of the federal government, including the Federal Bureau of Investigation ("FBI") and the OIG. According to public statements by the DOJ, health care fraud has been elevated to the second-highest priority of the DOJ, and FBI agents have been transferred from investigating counterintelligence activities to health care provider fraud.
The OIG also is involved in such investigations and has, according to recent workplans, targeted certain laboratory practices for study, investigation and prosecution. The federal government's involvement in curtailing fraud and abuse is likely to increase as a result of the enactment in August 1996 of the Health Insurance Act which will require, by January 1, 1997, the U.S. Attorney General and the OIG to jointly establish a program to (a) coordinate federal, state and local enforcement programs to control fraud and abuse with respect to health care, (b) conduct investigations, audits, evaluations and inspections relating to the delivery and payment for health care, (c) facilitate the enforcement of the health care fraud and abuse laws,
(d) provide for the modification and establishment of safe harbors and to issue advisory opinions and Special Fraud Alerts and (e) provide for a data collection system for the reporting and disclosure of adverse actions taken against health care providers. The Health Insurance Act also authorizes the establishment of an anti-fraud and abuse trust fund funded through the collection of penalties and fines for violations of the health care anti-fraud laws as well as amounts authorized therefor by Congress. The Health Insurance Act also requires HHS to establish a program to encourage Medicare beneficiaries and others to report violations of the health care anti-fraud laws, including by paying to the reporting person a portion of any fines and penalties collected.

In October 1994, the OIG issued a Special Fraud Alert, which set forth a number of practices allegedly engaged in by clinical laboratories and health care providers that the OIG believes violate the anti-kickback laws. These practices include providing employees to collect patient samples at physician offices if the employees perform additional services for physicians that are typically the responsibility of the physicians' staff; selling laboratory services to renal dialysis centers at prices that are below fair market value in return for referrals of Medicare tests which are billed to Medicare at higher rates; providing free testing to a physician's HMO patients in situations where the referring physicians benefit from lower utilization; providing free pickup and disposal of bio-hazardous waste for physicians for items unrelated to a laboratory's testing services; providing facsimile machines or computers to physicians that are not exclusively used in connection with the laboratory services performed; and providing free testing for health care providers, their families and their employees (professional courtesy testing). The OIG stressed in the Special Fraud Alert that when one purpose of the arrangements is to induce referral of program-reimbursed laboratory testing, both the clinical laboratory and the health care provider or physician may be liable under the anti-kickback laws and may be subject to criminal prosecution and exclusion from participation in the Medicare and Medicaid programs. The Special Fraud Alert was issued in part at the request of the American Clinical Laboratory Association, which requested clarification of certain of these rules. Quest Diagnostics does not believe that it has been negatively affected by the issuance of the Special Fraud Alert.

Many of these statutes and regulations, including those relating to joint ventures and alliances, are vague or indefinite and have not been interpreted by the courts. In addition, regulators have generally offered little guidance to the clinical laboratory industry. Despite requests from the American Clinical Laboratory Association for clarification of the anti-fraud and abuse rules, since 1992, OIG has issued only two fraud alerts specifically with regard to clinical laboratory practices and has insisted that it lacked statutory authority to issue advisory opinions. Legislation requiring OIG to issue fraud alerts and advisory opinions was enacted in August 1996, and as a result Quest Diagnostics is hopeful that additional regulatory guidance will be given to the clinical laboratory industry.

According to the 1995 work plan of the OIG, its recently established Office of Civil Fraud and Administrative Adjudication ("OCFAA") will be responsible for protecting the government-funded health care programs and deterring fraudulent conduct by health care providers through the negotiation and imposition of civil monetary penalties, assessments and program exclusions. The OCFAA works very closely with the DOJ, the Office of General Counsel of HHS and the OIG investigative and audit offices in combating fraud and abuse. In addition, the OIG stated in its 1995 work plan that it will determine the extent to which laboratories supply physicians' offices with phlebotomists (blood-drawing technicians), offer management services or medical waste pick-up to physicians, provide training to physicians or engage in other financial arrangements with purchasers of laboratories' services. The OIG will assess the potential benefits of such arrangements as well as the extent to which such arrangements might be unlawful.

A federal "self-referral" law commonly known as the "Stark" law has, since 1992, generally prohibited (with certain exceptions) Medicare payments for laboratory tests referred by physicians who have (personally or through a family member) an investment interest in, or a compensation arrangement with, the testing laboratory. Since January 1995, these restrictions apply to Medicaid-covered services as well. Physicians may, however, be reimbursed by Medicare and Medicaid for testing performed by or under the supervision of the physician or the group practice to which the physician belongs. In addition, a physician may refer specimens to a laboratory owned by a company, such as Quest Diagnostics, whose stock is traded on a public exchange and which has stockholders' equity exceeding $75 million even if the physician owns stock of that company. An amendment to the Stark law in August 1993 makes it clear that ordinary day-to-day transactions between laboratories and their customers, including, but not limited to, discounts granted by laboratories to their customers, are not covered by the compensation arrangement provisions of the Medicare statute. Sanctions for laboratory violations of the prohibition include denial of Medicare pay-ments, refunds, civil money penalties of up to $15,000 for each service billed in violation of the prohibition and exclusion from the Medicare and Medicaid programs.

The 1995 House Medicare reform proposal contained, and the House-Senate report adopted, provisions that would significantly narrow the scope of the Stark anti-referral laws. That proposal would, among other changes, have ended the ban on physician referrals to laboratories based on any "compensation arrangements" between the laboratory and the physician. The President vetoed this bill on December 6, 1995.

Government Investigations and Related Claims


Quest Diagnostics has settled various government and private claims (i.e., nongovernmental claims such as those by private insurers) totalling approximately $192 million relating primarily to industry-wide billing and marketing practices that had been substantially discontinued by early 1993. Specifically, Quest Diagnostics has entered into, (i) for an aggregate of approximately $180 million, five settlements with the OIG and the DOJ (including, the MetPath and the Damon settlements discussed below) and two settlements with state governments with respect to Medicare and Medicaid marketing and billing practices of Quest Diagnostics and certain companies acquired by Quest Diagnostics prior to their acquisition and (ii) twelve completed settlements and one tentative settlement relating to private claims totalling approximately $12 million. In addition, there are pending investigations by the OIG and DOJ into billing and marketing practices at three regional laboratories operated by Nichols prior to its acquisition by Quest Diagnostics. There are no other private claims presently pending other than routine claims that are not material in the aggregate.


Government Settlements

The MetPath Settlement. In September 1993, Quest Diagnostics (under the name MetPath Inc.) entered into an agreement with the DOJ and the OIG pursuant to which Quest Diagnostics paid a total of approximately $36 million in settlement of civil claims by the United States that the company had wrongfully induced physicians to order certain laboratory tests without their realizing that such tests would be billed to Medicare at rates higher than those the physicians believed were applicable.

The Damon Settlement. By issuance of a civil subpoena in August 1993, the government began a formal investigation of Damon, a company acquired by Corning in August 1993. Subsequent to September 1993, several additional subpoenas were issued. By a plea agreement and civil settlement agreement and release dated October 9, 1996, between DOJ and Damon, all federal criminal matters within the scope of the various federal investigations against Damon, and all claims included in the civil qui tam cases underlying the civil investigations, were settled for an aggregate of $119 million, which sum was reimbursed to Quest Diagnostics by Corning. The settlement included base recoupments of approximately $40 million (which did not differ materially from management's estimate at June 30, 1996) and total criminal and civil payments in excess of base recoupments of approximately $80 million. At the time Quest Diagnostics began its settlement negotiations with DOJ in April 1996, it believed it had meritorious defenses to a number of charges and claims made by the government. Reserves established for such settlements in the second quarter of 1996 were based on Quest Diagnostics' and its counsel's belief that the merits of its factual and legal arguments would be given more weight by the government. Certain of these positions were ultimately rejected by criminal and civil prosecutors in the final rounds of negotiations which occurred in late September 1996, resulting in a total settlement substantially in excess of what had earlier been anticipated. The Damon settlement does not exclude Quest Diagnostics from future participation in any federal health care programs on account of Damon's practices. For further information regarding the Damon Settlement, see Note 13 to the Audited Quest Diagnostics Financial Statements and Note 2 to the Quest Diagnostics Interim Financial Statements.

Other Governmental Settlements. In addition to the MetPath settlement and the Damon settlement, since 1992 Quest Diagnostics has settled five other federal and state billing-related claims for a total of approximately $25 million.

Ongoing Government Investigations

The Nichols Investigation. By issuance of a civil subpoena in August 1993, the government began a formal investigation of Nichols, a company acquired by Corning in August 1994. The investigation of Nichols remains open. While Quest Diagnostics has established reserves in respect of the Nichols investigations, at present there are no settlement discussions pending between DOJ and Quest Diagnostics regarding Nichols, and it is too early to predict the outcome of this investigation. Remedies available to the government include exclusion from participation in the Medicare and Medicaid programs, criminal fines, civil recoveries plus civil penalties and asset forfeitures. Although application of such remedies and penalties could materially and adversely affect Quest Diagnostics' business, financial condition, results of operations and prospects, management believes that the possibility of this happening is remote. Quest Diagnostics derived approximately 23% and 22% of its net revenues for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively, from Medicare and Medicaid programs. However, in light of the Corporate Integrity Agreement referred to below entered into between Quest Diagnostics and the OIG in connection with the Damon settlement, the fact that the matters being investigated were corrected with or before Quest Diagnostics' acquisition of Nichols and Quest Diagnostics' cooperation in this investigation, Quest Diagnostics believes the prospect of such exclusion on account of the investigation is remote.

As discussed below, Corning has agreed to indemnify Quest Diagnostics against any monetary penalties, fines or settlements for any governmental claims that may arise as a result of the Nichols investigations.

The Damon Officer Investigations. Quest Diagnostics understands that the Boston United States Attorney's Office has designated several former officers and employees of Damon as targets of its criminal investigation, and will seek indictments against them. Under the agreement and plan of merger under which Damon was acquired by Corning, Quest Diagnostics is obligated to indemnify former officers and directors of Damon to the fullest extent permitted by Delaware law with respect to this investigation. These obligations will remain those of Quest Diagnostics and will not be indemnified by Corning. In addition, as part of the Damon settlement, Corning agreed to cooperate with DOJ in its continuing investigation of individuals formerly associated with Damon and, in connection therewith, Quest Diagnostics is providing additional information pursuant to several subpoenas.

Other Government Investigations. In December 1995, Quest Diagnostics received a subpoena from the OIG seeking information as to Quest Diagnostics' policies in instances in which specimens were received and tested by a laboratory without first receiving or verifying specific test requisitions. While compliance with the subpoena is ongoing, Quest Diagnostics has concluded the occurrence of this practice was relatively rare and was engaged in primarily to preserve the integrity of test results from specimens subject to rapid deterioration. During 1996, Quest Diagnostics voluntarily self-reported (or intends to self-report prior to the Distribution Date) to the government a few isolated events, involving billings of approximately $16 million, that may have resulted in overpayment by Medicare and Medicaid to Quest Diagnostics. It is Quest Diagnostics' policy to internally investigate all such incidents and to self-report and reimburse payors as appropriate. Although Quest Diagnostics has commenced internal investigations to quantify the amounts that may be recouped by the government and corrective action has been taken as to each such event, it is too early to predict the outcome of these disclosures to the government. As discussed below, Corning has agreed to indemnify Quest Diagnostics against any monetary penalties, fines or settlements for any governmental claims that may arise as a result of the investigations described in this paragraph.

Outlook for Future Government Investigations

The Damon settlement involved, and a settlement regarding Nichols is expected to involve, only matters predating Corning's acquisition of both such companies, and turned on, or will turn on, facts unique to those companies and other factors individual government enforcement personnel may take into account. However, recent experience in Quest Diagnostics' settlement of the Damon case and public announcements by various government officials indicate that the government's position on health care fraud is still hardening and collections of amounts greatly in excess of mere recoupment of overcharges from laboratories and other providers will be more prevalent. In addition, the newly adopted Health Insurance Act includes provisions to combat health care fraud and abuse will give federal enforcement personnel substantially increased funding, powers and remedies to pursue suspected fraud and abuse. In connection with the Damon settlement, Quest Diagnostics signed a Corporate Integrity Agreement pursuant to which Quest Diagnostics will maintain its corporate compliance program, modify certain of its marketing materials, make periodic reports to the OIG and take certain other steps to demonstrate Quest Diagnostics' integrity as a provider of services to federally sponsored health care programs. This agreement also includes an obligation to self-report instances of noncompliance that are uncovered by Quest Diagnostics, but also gives Quest Diagnostics the opportunity to obtain clearer guidance on matters of compliance and to resolve compliance issues directly with OIG. Importantly, the agreement gives Quest Diagnostics the opportunity to cure any asserted breaches and to otherwise initiate corrective actions, which Quest Diagnostics believes should help to avoid enforcement actions outside of the process provided in the agreement. See "--Compliance Program."

Private Settlements and Claims

Since 1992 Quest Diagnostics has settled thirteen private actions relating to the governmental settlements described above for an aggregate of approximately $12 million. There are no other private claims presently pending other than routine claims that are not material in the aggregate.

Corning Indemnity

In connection with the Distributions, Corning has agreed to indemnify Quest Diagnostics against all monetary penalties, fines or settlements for any governmental claims arising out of alleged violations of applicable federal fraud and health care statutes and relating to billing practices of Quest Diagnostics and its predecessors that have been settled or are pending on the Distribution Date. This includes the settlements described under "--Government Settlements" above and the claims described under "--Ongoing Government Investigations--The Nichols Investigation" and "--Other Government Investigations." Corning has also agreed to indemnify Quest Diagnostics for 50% of the aggregate of all judgment or settlement payments made by Quest Diagnostics that are in excess of $42.0 million in respect of claims by private parties (i.e., nongovernmental parties such as private insurers) that relate to indemnified or previously settled governmental claims (such as the Damon settlement) and that allege overbillings by Quest Diagnostics or any existing subsidiaries of Quest Diagnostics, for services provided prior to the Distribution Date; provided, however, such indemnification will not exceed $25.0 million in the aggregate and that all amounts indemnified against by Corning for the benefit of Quest Diagnostics will be calculated on a net after-tax basis by taking into account any deductions and other tax ben-efits realized by Quest Diagnostics (or a consolidated group of which Quest Diagnostics is a member after the Distributions (the "Quest Diagnostics Group")) in respect of the underlying settlement, judgment payment, or other loss (or portion thereof) indemnified against by Corning generally at the time and to the extent such deductions or tax benefits are deemed to reduce the tax liability of Quest Diagnostics or the Quest Diagnostics Group.

Corning will not indemnify Quest Diagnostics against (i) any governmental claims that arise after the Distribution Date pursuant to service of subpoena or other notice of such investigation after the Distribution Date, (ii) any nongovernmental claims unrelated to the indemnified governmental claims or investigations, (iii) any nongovernmental claims not settled prior to five years after the Distribution Date, (iv) any consequential or incidental damages relating to the billing claims, including losses of revenues and profits as a consequence of exclusion for participation in federal or state health care programs or (v) the fees and expenses of litigation. Quest Diagnostics will control the defense of any governmental claim or investigation unless Corning elects to assume such defense. However, in the case of all nongovernmental claims related to indemnified governmental claims related to alleged overbillings, Quest Diagnostics will control the defense. All disputes under the Transaction Agreement are subject to binding arbitration. See "The Distributions--Transaction Agreement."

Quest Diagnostics' Reserves

Quest Diagnostics' aggregate reserve with respect to all governmental and private claims, including litigation costs of approximately $6.6 million, was $215 million at September 30, 1996 and is estimated to be $85 million at the Distribution Date. The approximately $130 million reduction in the reserve is due to the subsequent payment of the Damon settlement ($119 million), the settlement of an investigation into billing of certain hematology indices (reserved at $7 million) and the settlement of a private claim (reserved at $6 million). These settlements have been or will be funded by contributions to Quest Diagnostics' capital by Corning. The $85 million reserve represents amounts for future government and private settlements of matters which are either presently pending or anticipated as a consequence of the government and private settlements and self-reported matters described above. Based on information available to management and Quest Diagnostics' experience with past settlements, especially the Damon settlement, and the fact that the aggregate amount of such settlement was significantly in excess of established reserves, management has reassessed its reserve levels and believes that its current level of reserves is adequate. However, it is possible that the additional information may become available (such as the indication by the government of criminal activity, additional tests being questioned or other changes in the government's theories of wrongdoing) which may cause the final resolution of these matters to be in excess of established reserves by an amount which could be material to Quest Diagnostics' results of operations and, for non-indemnified claims, Quest Diagnostics' cash flows in the period in which such claims are settled. While none of the governmental or nongovernmental investigations or claims is covered by insurance, Quest Diagnostics does not believe that these matters will have a material adverse effect on Quest Diagnostics' overall financial condition.

Compliance Program

Because of evolving interpretations of regulations and the national debate over health care, compliance with all Medicare, Medicaid and other government-established rules and regulations has become a significant concern throughout the clinical laboratory industry. Quest Diagnostics began the implementation of a compliance program early in 1993. The objective of the program is to develop aggressive and reliable compliance safeguards. Emphasis is placed on developing training programs for personnel intended to assure the strict implementation and observance of all applicable rules and regulations. Further, in-depth reviews of procedures, personnel and facilities are conducted to assure regulatory compliance throughout Quest Diagnostics. Quest Diagnostics' current compliance plan establishes a Compliance Committee of the Board and requires periodic reporting of compliance operations by management to the Compliance Committee. Such sharpened focus on regulatory standards and procedures will continue to be a priority for Quest Diagnostics in the future.

Quest Diagnostics has established a comprehensive program designed to ensure that it is in compliance in all material respects with all statutes, regulations and other requirements applicable to its clinical laboratory operations. This program was publicly cited with approval by government officials at the time the Damon settlement was announced and characterized as a "model" for the industry. In addition, the government advised Quest Diagnostics representatives that Quest Diagnostics' compliance program, coupled with corrective action taken by Quest Diagnostics after its acquisition of Damon, greatly reduced the amounts of fines and penalties, and was influential in causing the OIG not to seek exclusion of Quest Diagnostics from future participation in governmental health care programs. Pursuant to the Damon settlement, Quest Diagnostics signed a five year Corporate Integrity Agreement with the OIG pursuant to which Quest Diagnostics will, among other things, maintain its corporate compliance program, make certain changes to its test order forms, provide certain additional notices to ordering physicians, provide to the OIG data on certain test ordering patterns, adopt certain pricing guidelines, audit laboratory operations, deliver annual reports on compliance activities, and investigate and report instances of noncompliance, including any corrective actions and disciplinary steps. Importantly, the agreement gives Quest Diagnostics the opportunity to cure any asserted breaches and to otherwise initiate corrective actions, which Quest Diagnostics believes should help to avoid enforcement actions outside of the process provided in the agreement. The agreement gives Quest Diagnostics the opportunity to obtain clearer guidance on matters of compliance and to resolve compliance issues directly with the OIG. Quest

Diagnostics has been advised that its principal competitors will be obliged to execute similar agreements at the conclusion of investigations pending against them and that the OIG will likely publish to the clinical laboratory testing industry a guideline on the essential elements of a satisfactory compliance program. This latter step may help create a fairer competitive environment for Quest Diagnostics. None of the undertakings included in the agreement is expected to have any material adverse affect on Quest Diagnostics' business, financial condition, results of operations and prospects. The clinical laboratory testing industry is, however, subject to extensive regulation. Quest Diagnostics believes that it is in all material respects in compliance with all applicable statutes and regulations. However, there can be no assurance that any statutes or regulations might not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect Quest Diagnostics. Potential sanctions for violation of these statutes and regulations include significant fines and the loss of various licenses, certificates and authorizations.

Insurance

Quest Diagnostics maintains liability insurance (subject to maximum limits and self-insured retentions) for claims, which may be substantial, that could result from providing or failing to provide clinical laboratory testing services, including inaccurate testing results. While there can be no assurance that coverage will be adequate to cover all future exposure, management believes that the present levels of coverage are adequate to cover currently estimated exposures. Although Quest Diagnostics believes that it will be able to obtain adequate insurance coverage in the future at acceptable costs, there can be no assurance that Quest Diagnostics will be able to obtain such coverage or will be able to do so at an acceptable cost or that Quest Diagnostics will not incur significant liabilities in excess of policy limits.

Employees

At September 30, 1996, Quest Diagnostics employed approximately 18,700 people. These include approximately 16,500 full-time employees and approximately 2,200 part-time employees. Quest Diagnostics has no collective bargaining agreements with any unions and believes that its overall relations with its employees are good.

Seasonality

During the summer months, year-end holiday periods and other major holidays, volume of testing declines, reducing net revenues and resulting cash flows below annual averages during the third and fourth quarters each year. Winter months are also subject to declines in testing volume due to inclement weather. As a result, comparisons of the results of successive quarters may not accurately reflect trends or results for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

Properties

Quest Diagnostics' principal laboratories (listed alphabetically by state) are located in the following metropolitan areas:

Location                                          Type of Laboratory              Leased or Owned
--------                                          ------------------              ---------------
Phoenix, Arizona                                     Regional                          Leased
San Diego, California                                Regional                          Leased
San Juan Capistrano, California                      Esoteric                           Owned
Denver, Colorado                                     Regional                          Leased
New Haven, Connecticut                               Regional                           Owned
Miami, Florida                                       Branch                            Leased
Tampa, Florida                                       Regional                          Leased
Atlanta, Georgia                                     Regional                          Leased
Chicago, Illinois                                    Regional                          Leased
Indianapolis, Indiana                                Branch                            Leased
Baltimore, Maryland                                  Regional                           Owned
Boston, Massachusetts                                Regional                 Owned subject to put/call
                                                                                with option to lease
Detroit, Michigan                                    Regional                          Leased
Grand Rapids, Michigan                               Branch                            Leased
Kansas City, Missouri                                Branch                            Leased
St. Louis, Missouri                                  Regional                          Leased
Billings, Montana                                    Branch                            Leased
Lincoln, Nebraska                                    Regional                    Managed (hospital)
Teterboro, New Jersey/New York, New York             Regional                           Owned
Albuquerque, New Mexico                              Branch                            Leased
Buffalo, New York                                    Branch                             Owned
Long Island, New York                                Branch                            Leased
Cleveland, Ohio                                      Branch                             Owned
Columbus, Ohio                                       Branch                            Leased
Portland, Oregon                                     Regional                          Leased
Erie, Pennsylvania                                   Branch                    Leased by joint venture
Philadelphia, Pennsylvania                           Regional                          Leased

                                      64

Location                                          Type of Laboratory              Leased or Owned
--------                                          ------------------              ---------------
Pittsburgh, Pennsylvania                             Regional                          Leased
Nashville, Tennessee                                 Branch                             Owned
Dallas, Texas                                        Regional                          Leased
El Paso, Texas                                       Branch                            Leased
Salt Lake City, Utah                                 Branch                            Leased

Quest Diagnostics executive offices are located in Teterboro, New Jersey in the building that serves as Quest Diagnostics' regional laboratory in the New York City metropolitan area. Quest Diagnostics owns its branch laboratory facility in Mexico City. Quest Diagnostics believes that, in general, its laboratory facilities are suitable and adequate for its current and anticipated future levels of operation. Quest Diagnostics believes that if it were unable to renew the lease on any of its testing facilities, it could find alternative space at competitive market rates and relocate its operations to such new locations.

Legal Proceedings

In addition to the investigations described in "--Government Investigations and Related Claims," Quest Diagnostics is involved in various legal proceedings arising in the ordinary course of business. Some of the proceedings against Quest Diagnostics involve claims that are substantial in amount. Although it is not feasible to predict the outcome of such proceedings or any claims made against Quest Diagnostics, it does not anticipate that the ultimate liability of such proceedings or claims will have a material adverse effect on Quest Diagnostics' financial position or results of operations as they primarily relate to professional liability for which Quest Diagnostics believes it has adequate insurance coverage. Quest Diagnostics maintains professional liability insurance for its professional liability claims. See "--Insurance."

IMPORTANT FACTORS REGARDING FORWARD LOOKING STATEMENTS

Quest Diagnostics wishes to caution investors that the following factors are hereby identified as important factors that could cause Quest Diagnostics' actual financial results to differ materially from those projected, forecast, estimated, or budgeted by Quest Diagnostics in forward-looking statements.

   (a) Heightened competition, including the intensification of price competition. See "Risk Factors--Intense Competition."

   (b) Impact of changes in payor mix, including the shift from traditional, fee-for-service medicine to managed-cost health care. See "Risk Factors--Role of Managed Care."

   (c) Adverse actions by governmental or other third-party payors, including unilateral reduction of fee schedules payable to Quest Diagnostics.

   (d) The impact upon Quest Diagnostics' collection rates or general or administrative expenses resulting from compliance with Medicare administrative policies, including specifically the recent requirements of Medicare carriers to provide diagnosis codes for commonly ordered tests and the policy of HCFA to limit Medicare reimbursement for tests contained in automated chemistry panels to the amount that would have been paid if only the covered tests, determined on the basis of demonstrable "medical necessity," had been ordered. See "Risk Factors--Reliance on Medicare/Medicaid Reimbursements" and "Risk Factors--Government Regulation."

   (e) Adverse results from pending governmental investigations, including in particular significant monetary damages and/or exclusion from the Medicare and Medicaid programs and/or other significant litigation matters. Also, the absence of indemnification from Corning for private claims unrelated to the indemnified governmental claims or investigations and for private claims that are not settled within five years of the Distribution Date. See "Risk Factors--Government Investigations and Related Claims."

   (f) Failure to obtain new customers, retain existing customers or reduction in tests ordered or specimens submitted by existing customers.

   (g) Inability to obtain professional liability insurance coverage or a material increase in premiums for such coverage.

   (h) Denial of CLIA certification or other licensure of any of Quest Diagnostics' clinical laboratories under CLIA, by HCFA for Medicare and Medicaid programs or other federal, state and local agencies. See "Risk Factors--Government Regulation."

   (i) Adverse publicity and news coverage about Quest Diagnostics or the clinical laboratory industry.

   (j) Computer or other system failures that affect the ability of Quest Diagnostics to perform tests, report test results or properly bill customers. See "Risk Factors--Billing."

   (k) Development of technologies that substantially alter the practice of laboratory medicine.

                                  Management

Management

Directors. Certain information with respect to the persons who will serve as directors of Quest Diagnostics following the Distributions is set forth below. Prior to the closing of the Offering and the Quest Diagnostics Spin-Off Distribution, one of the current directors will resign and the prospective directors listed below will be elected. As provided in the certificate of incorporation (the "Certificate"), the board of directors (the "Board") will be divided into three classes effective upon the Distributions and one class of the Board will be elected for a three-year term at each annual meeting of stockholders. Included in the information set forth below are the names of the directors of each class. The term for which each director will initially be elected has not yet been determined. Quest Diagnostics is contemplating the selection of additional independent directors, which selection may occur prior to the Distributions. Quest Diagnostics does not intend to hold an annual meeting of stockholders until the Spring of 1998.

 Name                Age

Kenneth W. Freeman    46
Van C. Campbell       58
David A. Duke         61
Gail R. Wilensky      53

Kenneth W. Freeman was elected President and Chief Executive Officer of Quest Diagnostics in May 1995 and has been a director of Quest Diagnostics since July 1995. Prior to 1995, he served in a variety of key financial and managerial positions at Corning, which he joined in 1972. He was elected controller and a vice president of Corning in 1985, senior vice president in 1987, and general manager of the Science Products Division in 1989. He was appointed president and chief operating officer of Corning Asahi Video Products Company in 1990. In 1993, he was elected executive vice president.

Van C. Campbell is the Vice Chairman of Corning, which he joined in 1964. He was elected assistant treasurer in 1971, treasurer in 1972, a vice president in 1973, financial vice president in 1975 and senior vice president for finance in 1980. He became general manager of the Consumer Products Division in 1981. Mr. Campbell was elected vice chairman and a director in 1983 and during 1995 was appointed to the additional position of chairman of Corning Life Sciences, Inc. He is a director of Armstrong World Industries, Inc. and General Signal Corporation. Mr. Campbell has been a director of Quest Diagnostics since January 1991.

David A. Duke is a Retired Vice Chairman of Corning. Dr. Duke joined Corning in 1962 and served in a succession of research and management positions. He was elected vice president--Telecommunications Products in 1980, elected a senior vice president in 1984 and named director of Research and Development in 1985. He became responsible for Engineering in March 1987 and was elected as a director and Vice Chairman of Corning in 1988. He resigned as a director of Corning in April 1996 and retired in June 1996. Dr. Duke is a director of Armco, Inc. Dr. Duke was a director of Quest Diagnostics from October 1994 to July 1996 and was re-elected a director of Quest Diagnostics in October 1996.

Gail R. Wilensky is the John M. Olin Senior Fellow at Project HOPE, an international non-profit health foundation, which she joined in 1993. She is currently the chair of the Physician Payment Review Commission which advises Congress on physician payment and other Medicare issues. In 1992 and 1993, Dr. Wilensky served as a deputy assistant to the President for policy development relating to health and welfare issues. From 1990 to 1992, she was the administrator of the Health Care Financing Administration where she directed the Medicare and Medicaid programs. Dr. Wilensky is a director of Advance Tissue Sciences Inc., Capstone Pharmacy Inc., Coram Healthcare Corp., Neopath Inc., St. Jude Medical Corp., SMS Corporation, Syncor Corporation and United Healthcare Corporation.

Directors' Compensation. Each director of Quest Diagnostics, other than a director who is an employee of Quest Diagnostics, will receive $18,000 annually for service as a director and will also be paid $1,000 for each meeting of the Board and $500 for each meeting of any committee thereof which he or she attends. In addition, directors serving as committee chairs would receive an additional annual retainer of $1,500.

Quest Diagnostics has adopted, effective the Distribution Date, a deferred compensation plan for directors pursuant to which each director may elect to defer until a date specified by him receipt of all or a portion of his compensation. Such plan provides that amounts deferred may be allocated to
(i) a cash account upon which amounts deferred may earn interest, compounded quarterly, at the base rate of Citibank, N.A. in effect on certain specified dates, (ii) a market value account, the value of which will be based upon the market value of Quest Diagnostics Common Stock from time to time, or (iii) a combination of such accounts. All non-employee directors will be eligible to participate in the plan.

Quest Diagnostics has adopted, effective the Distribution Date, a restricted stock plan for non-employee directors, pursuant to which Quest Diagnostics will issue to each non-employee director elected 750 shares of Quest Diagnostics Common Stock for each year specified in the term of service for which such director was elected, subject to forfeiture and restrictions on transfer, and 5,000 shares upon such director's election, subject to forfeiture and restrictions on transfer.

Committees of the Board of Directors. Prior to the Distributions, the Board is expected to establish and designate specific functions and areas of oversight to an Audit and Finance Committee, a Compensation Committee ("Compensation Committee") and a Compliance Committee. The Audit and Finance Committee will examine and consider matters relating to the financial affairs of Quest Diagnostics, including reviewing Quest Diagnostics' annual financial statements, the scope of the independent and internal audits and the independent auditor's letter to management concerning the effectiveness of Quest Diagnostics' internal financial and accounting controls. The Compensation Committee will make recommendations to the Board with respect to programs for human resource development and management organization and succession, determine senior executive compensation, make recommendations to the Board with respect to compensation matters and policies and employee benefit and incentive plans, administer such plans, and administer Quest Diagnostics' stock option and equity based plans and grant stock options and other rights under such plans. The Compliance Committee will oversee Quest Diagnostics' compliance program, which is administered by management's compliance council. The council will prepare for review and action by the Compliance Committee reports on such matters as audits and investigations. See "Business--Compliance Program."

Executive Officers. In addition to Mr. Freeman, the following persons will serve as executive officers of Quest Diagnostics after the Distributions:

Robert A. Carothers (60) will become Vice President and Chief Financial Officer at the Distribution Date. Mr. Carothers joined Corning in 1959 and has served in a number of key financial positions in the United States and Japan. He was elected Assistant Controller in 1991. In January 1996 he was appointed Assistant to the President of Quest Diagnostics.

James D. Chambers (40) is Vice President-Billing. Mr. Chambers joined Corning in 1986 and has served in a variety of managerial and financial positions for Corning and its subsidiaries, becoming Assistant Treasurer in 1991. Mr. Chambers joined Quest Diagnostics in 1992 as Treasurer and served as Chief Financial Officer from 1994 through 1995. In 1995 Mr. Chambers assumed his current responsibilities overseeing Quest Diagnostics' billing process. At the Distribution Date, Mr. Chambers will also assume responsibility for investor relations.

Gregory C. Critchfield, M.D. (45) is Senior Vice President, and Chief Medical and Science Officer. Dr. Critchfield joined Quest Diagnostics in 1995 as Chief Laboratory Officer and assumed his current responsibilities in May 1996. Dr. Critchfield has served as a consultant to the National Institutes of Health in the capacity of a reviewer for more than ten years and was selected as Study Section Chair of several Multidisciplinary Review Teams during the last two years. Prior to joining Quest Diagnostics, Dr. Critchfield was a clinical pathologist with Intermountain Health Care ("IHC") for eight years and served in various director positions with IHC Laboratory Services, including Director of Clinical Pathology. Dr. Critchfield also served as Chairman of the Department of Pathology at Utah Valley Regional Medical Center from 1994 through 1995.

Kurt R. Fischer (41) is Vice President-Human Resources. Mr. Fischer joined Corning in 1976 and has served in a variety of Human Resources positions. He was appointed Human Resource Manager for the Research, Development and Engineering Group in 1986 and Director-Quality and Performance Management for the Specialty Materials Group in 1991. Mr. Fischer assumed his present responsibilities with Quest Diagnostics in December 1995.

Delbert A. Fisher, M.D. (68) is Vice President of Corning Nichols Institute and currently serves as President of its Academic Associates, a select group of eminent physicians and scientists who advise the company on new medical and scientific developments. Dr. Fisher joined Nichols Institute in 1991 as President of its esoteric laboratory facility and assumed his present responsibilities in 1993. Prior to joining Nichols, he was a professor of pediatrics and the Associate Chairman of the Department of Pediatrics of the UCLA School of Medicine for 23 years.

Raymond Gambino, M.D. (70) is Chief Medical Officer Emeritus. Dr. Gambino joined Quest Diagnostics in 1983 as President of the Eastern Region. From 1984 to 1994, Dr. Gambino served as Chief Medical Officer and Executive Vice President, at which time his appointment was changed to emeritus. He continues to serve Quest Diagnostics as a senior medical advisor.

Don M. Hardison, Jr. (45) is Senior Vice President-Sales and Marketing, with overall responsibility for all commercial activities. Mr. Hardison joined Quest Diagnostics in January 1996. Prior to joining Quest Diagnostics, Mr. Hardison had 18 years experience in health care with subsidiaries of SmithKline Beecham and its predecessor entities, including seven years with the clinical laboratory division of SmithKline, where he held a succession of positions including Director of Marketing; Vice President of Sales-Northern; Vice President-General Manager of the Atlanta Operation; and Vice President of Sales and Marketing.

Paul A. Krieger, M.D. (50) is Vice President-Anatomic Pathology. Dr. Krieger joined Quest Diagnostics in 1975 and served as Vice President, Director of Anatomic Pathology at Quest Diagnostics' regional laboratory in Teterboro, New Jersey until 1995, when he was appointed to his present position. Concurrent with his employment with Quest Diagnostics, Dr. Krieger has served as an Adjunct Assistant Professor at the College of Physicians and Surgeons of Columbia University.

Raymond C. Marier (51) is Vice President, Secretary and General Counsel. Mr. Marier joined Corning's Legal Department in 1973 as an Assistant Counsel, where he worked with a number of Corning's operating units, including its Medical and Science Products Divisions. He has held his present position since 1992.

C. Kim McCarthy (41) is Vice President-Compliance and Government Affairs. Ms. McCarthy joined Quest Diagnostics in 1987 as Director of Federal Government Affairs and Legislative Counsel. She became Vice President of Public Affairs of Quest Diagnostics in 1992 and Senior Vice President of Corporate Affairs in 1994. Ms. McCarthy assumed her present responsibilities in June 1996.

Alister W. Reynolds (39) is Vice President-Information Technology. Mr. Reynolds joined Quest Diagnostics in 1982 and has served in a variety of staff, executive and general management positions. Mr. Reynolds assumed his current responsibilities in 1995.

Douglas M. VanOort (40) will become Senior Vice President-Operations at the Distribution Date. Mr. VanOort joined Corning in 1982 and has served in various finance, analysis and control positions. He became Vice President and Chief Financial Officer of Corning's Life Sciences division in 1990, Senior Vice President-Finance and New Business Development of Corning's Life Sciences division in 1993 and Executive Vice President and Chief Financial Officer of Quest Diagnostics in 1995.

Executive Compensation

Historical Compensation. The following table sets forth information with respect to annual and long-term compensation expected to be paid by Quest Diagnostics and its subsidiaries to each of the chief executive officer and the four other most highly compensated executive officers (the "named executive officers") of Quest Diagnostics for services to be rendered in all capacities in fiscal year 1996 and such compensation paid or accrued during the years ended December 31, 1995 and December 31, 1994 for services rendered by each of the named executive officers. All references in the following tables to stock and stock options relate to awards of, and options to purchase, Corning Common Stock.

Summary Compensation Table

                                               Annual Compensation
                                     --------------------------------------
         Name and                                            Other Annual
    Principal Position       Year    Salary(1)   Bonus(2)  Compensation(3)
-------------------------  --------- ----------  --------- ----------------
Kenneth W. Freeman,          1996      385,000    211,750       10,440
  President and Chief        1995      316,667    249,918        7,200
  Executive Officer          1994      240,000    244,634        6,900
Robert A. Carothers,         1996      250,000    136,714        1,800
  Vice President and         1995      173,000     68,337           --
  Chief Financial Officer    1994      165,250     84,180           --
Gregory C. Critchfield,      1996      310,000    182,900       40,909
  Senior Vice President      1995(6)    70,000    122,920           --
  and Chief Medical and
  Science Officer
Don M. Hardison, Jr.,        1996      260,000    159,467        2,880
  Senior Vice President-
  Sales and Manufacturing
Douglas M. VanOort,          1996      325,000    178,750        2,880
  Senior Vice President-     1995      251,912     56,754        7,200
  Operations                 1994      228,333    165,969        6,900

                                  Long-Term Compensation
                           ------------------------------------
                                    Awards            Payouts
                          ------------------------- -----------
                           Restricted   Securities   Incentive
         Name and             Stock     Underlying     Plan         All Other
    Principal Position      Awards(4)     Options     Payouts    Compensation(5)
------------------------- ------------ ------------ -----------  ---------------
Kenneth W. Freeman,              --           --          --          16,690
  President and Chief        326,926      87,000          --          14,057
  Executive Officer          406,766      20,000      162,679         13,376
Robert A. Carothers,             --           --          --           8,254
  Vice President and             --       16,500          --           8,561
  Chief Financial Officer        --        6,092          --           7,557
Gregory C. Critchfield,          --        2,000          --          65,690
  Senior Vice President          --        3,000          --           2,370
  and Chief Medical and
  Science Officer
Don M. Hardison, Jr.,            --       24,000          --          17,123
  Senior Vice President-
  Sales and Marketing
Douglas M. VanOort,              --           --          --           4,750
  Senior Vice President-      98,626      60,000          --           4,620
  Operations                 109,652      20,000          --           4,178

(1) Reflects for 1996 current salaries on an annualized basis, including amounts deferred.
(2) Reflects for 1996 projected performance-based annual cash compensation awards at target levels.
(3) Includes dividends on shares of restricted stock granted but not earned within one year from date of grant and tax gross-up payments.
(4) Messrs. Freeman, Carothers, Hardison and VanOort held an aggregate of 97,930, 2,500, 4,000 and 43,627 shares of restricted stock of Corning, respectively, having an aggregate value on September 30, 1996 of $3,819,270, $97,500, $156,000 and $1,701,453, respectively. Certain of such shares, net of forfeitures, were subject to performance-based conditions on vesting and are subject to forfeiture upon termination and restrictions on transfer prior to stated dates. Certain other shares ("Career Shares") are subject to restrictions on transfer until the executive officer retires at or after age 60 and are subject to forfeiture prior to age 60 in whole if such officer voluntarily terminates employment with Quest Diagnostics and in part if such officer's employment is terminated by Quest Diagnostics. On or prior to the Distribution Date (a) all forfeiture conditions and transfer restrictions will be removed from performance based shares, (b) all restrictions on transfer will be removed from shares which are no longer subject to forfeiture and (c) Career Shares which are subject to forfeiture conditions and transfer restrictions, except for 50% of such shares held by Mr. Freeman, will be forfeited, and in lieu thereof restricted shares and/or options to purchase shares of Quest Diagnostics Common Stock will thereafter be granted pursuant to the terms of the Quest Diagnostics Employee Equity Participation Plan (as defined below). Dividends are paid to such individuals on all shares of restricted Corning Common Stock held by them.
(5) Includes the following amounts to be contributed by Quest Diagnostics to the Quest Diagnostics Profit Sharing Plan (as defined below) for 1996:
    $3,850 for Mr. Freeman, $4,283 for Mr. Hardison and $4,750 for Mr.
    VanOort. Also includes $12,840 automobile allowance received by each of Messrs. Freeman and Hardison and $9,480 for Dr. Critchfield. Also includes 50% of a $100,000 interest-free loan made by Quest Diagnostics to Dr. Critchfield together with imputed interest thereon, which loan is to be forgiven over a two-year period provided Dr. Critchfield continues to be employed by Quest Diagnostics and was made to assist Dr.
    Critchfield in relocating to the New Jersey area.
(6) Dr. Critchfield commenced employment with Quest Diagnostics in October
    1995.

Option Grants. The following table sets forth certain information regarding options granted in 1995 (except for Mr. Hardison whose options were granted on February 7, 1996) to the named executive officers pursuant to Corning stock option plans. No other options were granted to the named executive officers in 1996. Employees of Quest Diagnostics who hold at the Distribution Date Corning stock options other than those granted on December 6, 1995 and February 7, 1996 will continue to hold Corning stock options following the Quest Diagnostics Spin-Off Distribution. It is anticipated that appropriate adjustments to the number of shares subject to options and to the exercise prices will be made to reflect the Quest Diagnostics Spin-Off Distribution. A portion of the options granted on December 6, 1995 and February 7, 1996 will be converted into options to purchase shares of Quest Diagnostics Common Stock ("New Options") under the Quest Diagnostics Stock Option Plan (as defined below). The remainder of the options granted on December 6, 1995 and February 7, 1996 will be cancelled. It is anticipated that such cancelled options will be replaced by options to be granted under the Quest Diagnostics Stock Option Plan.

The exercise prices and the number of shares of Quest Diagnostics Common Stock subject to New Options will be determined as of the time of the Distributions so as to preserve the investment basis and intrinsic gain associated with the Corning options surrendered as of the date of the Quest Diagnostics Spin-Off Distribution. Generally, the expiration dates and the dates on which New Options are exercisable will be identical to those under the corresponding Corning options at the time of the Distributions. Certain New Options will provide that upon exercise of such option through the surrender of previously owned shares of Quest Diagnostics Common Stock, the participant will be entitled to receive options covering the same number of shares so surrendered, with an exercise price equal to the fair market value of the shares at the time of the exercise of the New Option.

                   Option/SAR Grants in Fiscal Year 1995 (1)

                                                 Individual Grants
                                ----------------------------------------------------
                                 Number of     % of Total
                                 Securities      Options
                                 Underlying      Granted
                                  Options     to Employees    Exercise   Expiration
             Name                Granted(2)  in Fiscal Year    Price        Date
 ------------------------------ ---------------------------   --------- ------------
Kenneth W. Freeman                  87,000          2.6%       31.25     12/5/2005
Robert A. Carothers                  1,500          0.0%       31.75      6/7/2005
                                    15,000          0.4%       31.25     12/5/2005
Gregory C. Critchfield               3,000          0.1%       27.50     10/3/2005
Don M. Hardison, Jr.                24,000          0.7%       33.69      2/6/2006
Douglas M. VanOort                  60,000          1.8%       31.25     12/5/2005

All Optionees as a Group (4)     3,389,100        100.0%       31.34          2005

                                    Potential Realizable Value at
                                    Assumed Annual Rates of Stock
                                       Price Appreciation for
                                           Option Term (3)
                                -------------------------------------
                                Gain at     Gain at       Gain at
             Name                0% (4)        5%           10%
 ------------------------------  ---------------------  -------------
Kenneth W. Freeman                 0        1,709,807     4,332,987
Robert A. Carothers                0           29,951        75,902
                                   0          294,794       747,067
Gregory C. Critchfield             0           51,884       131,484
Don M. Hardison, Jr.               0          508,499     1,288,636
Douglas M. VanOort                 0        1,179,177     2,988,267

All Optionees as a Group (4)       0       66,797,662   169,278,390

(1) No SARs were granted.

(2) The stock option agreements with Messrs. Freeman, Carothers (with respect to the 15,000 share grant), Hardison and VanOort provide that one-half of the options will become exercisable on February 1, 1999 and all options will become exercisable on February 1, 2000. The stock option agreement with Dr. Critchfield provides that one-half of the options will become exercisable on October 4, 1996 and all of the options will become exercisable on October 4, 1997. The stock option agreement with Mr. Carothers with respect to the 1,500 share grant provides that one-half of the options became exercisable on June 6, 1996 and all of the options will become exercisable on June 6, 1997. All such agreements also provide that an additional option may be granted when the optionee uses shares of Corning Common Stock to pay the purchase price of an option. The additional option will be exercisable for the number of shares tendered in payment of the option price, will be exercisable at the then fair market value of the Corning Common Stock, will become exercisable only after the lapse of twelve months and will expire on the expiration date of the original option.

(3) The dollar amounts set forth under these columns are the result of calculations at 0% and at the 5% and 10% rates established by the Commission and therefore are not intended to forecast future appreciation of Corning Common Stock.

(4) No gain to the optionees is possible without an appreciation in stock price, an event which will also benefit all stockholders. If the stock price does not appreciate, the optionees will realize no benefit.

Option Exercises and Fiscal Year-End Values. The following table sets forth the number of shares of Corning Common Stock covered by both exercisable and unexercisable stock options as of December 31, 1995, for the named executive officers. The named executive officers exercised no options in 1996.

                  Aggregated Option/SAR Exercises in Fiscal
           Year 1995 and 1995 Fiscal Year-End Option/SAR Values (1)

                                                           Number of Securities
                                                          Underlying Unexercised           Value of Unexercised
                                                                Options at                 In-the-Money Options
                                                             Fiscal Year End                At Fiscal Year End
                                                     -------------------------------  -------------------------------
                         Shares Acquired    Value
          Name             on Exercise     Realized    Exercisable    Unexercisable    Exercisable    Unexercisable
------------------------ --------------- ----------- -------------- ---------------- --------------  ----------------
Kenneth W. Freeman               0             0         103,500         127,000         827,784         107,500
Robert A. Carothers              0             0          12,483          15,749               0               0
Gregory C. Critchfield           0             0               0           5,000               0          10,688
Don M. Hardison, Jr.            --            --              --              --              --              --
Douglas M. VanOort               0             0          11,500          88,000          19,729          55,750

(1) There are no SARs outstanding.

Corporate Performance Plan Activity. Awards of performance-based shares of Corning Common Stock have been granted to Quest Diagnostics' executive officers pursuant to a series of performance-based plans (the "Corporate Performance Plan"). The Corporate Performance Plan provides the mechanisms to reward improvement in corporate performance as measured by net income, earnings per share and/or return on equity. Each year minimum, target and maximum goals are set and shares awarded (at target levels) which are subject to forfeiture in whole or in part if performance goals are not met. The percentage of awards that may be earned ranges from 0% to 150% of target. Shares earned remain subject to forfeiture and restrictions on transfer for two years following the end of the performance period.

The following table sets forth the number of performance-based shares awarded under the Corporate Performance Plan. The dollar value of shares earned for 1995 is reflected in the "Restricted Stock Awards" column of the Summary Compensation Table.

In late 1996, the Compensation Committee of the board of directors of Corning (the "Corning Board") will assess performance against goals, determine the number of shares earned of those granted on December 6, 1995 and February 7, 1996 and remove all possibility of forfeiture and restrictions on transfer from such shares.

                  Corporate Performance Plan Activity Table

                                            Number                    Number      Number
                                  Grant   of Shares   Performance    of Shares   of Shares  Vesting Date of
          Name            Year     Date    Granted       Period      Forfeited    Earned     Earned Shares
------------------------  ------  ------------------ ------------- ------------ -----------  ---------------
Kenneth W. Freeman        1996    12/95     14,500        1996                                    2/99
                          1995    12/94     10,000        1995                    10,740          2/98
                          1994    12/93     10,000        1994                    14,690          2/97
Robert A. Carothers       1996    12/95      2,500        1996                                    2/99
                          1995                   0
                          1994                   0
Gregory C. Critchfield    1996                   0
                          1995                   0
Don M. Hardison, Jr.      1996     2/96      4,000        1996                                    2/99
Douglas M. VanOort        1996    12/95     10,000        1996                                    2/99
                          1995    12/94     10,000        1995         6,760       3,240          2/98
                          1994    12/93      4,000        1994            40       3,960          2/97

Variable Compensation. Quest Diagnostics has adopted, effective upon the Distributions, a variable compensation plan (the "Plan"), an annual incentive cash compensation plan for approximately 950 supervisory, management and executive employees similar to an annual performance plan currently maintained by Quest Diagnostics. The terms of the Plan are as follows.

The performance-based annual cash incentive awards payable under the Plan will be grounded in financial goals such as net income, cash flow, operating margin, return on equity, or earnings per share, or a combination thereof, and quantifiable non-financial goals. Each participant will be assigned a target award, as a percentage of base salary in effect at the end of the performance year for which the target is set, payable if the target is achieved. Actual results will be compared to the scale of targets with each gradation of desired result corresponding to a percentage, which will be multiplied by the employee's assigned target award. If the actual result is below target, awards will be less than target, down to a point below which no awards are earned. If the desired result is above target, awards will be greater than target, up to a stated maximum award. The maximum award assigned to the chief executive officer may not exceed 200% of base salary in effect on the date the Compensation Committee sets the target for the performance year. The Compensation Committee retains the right to reduce any award if it believes individual performance does not warrant the award calculated by reference to the result.

Employee Equity Participation Program. Quest Diagnostics has adopted, effective upon the Distributions, the Employee Equity Participation Program (the "Program") consisting of two plans: (a) a stock option plan (the "Quest Diagnostics Stock Option Plan") and (b) an incentive stock plan (the "Quest Diagnostics Incentive Stock Plan"). The Program is designed to provide a flexible mechanism to permit key employees of Quest Diagnostics and of any subsidiary to obtain significant equity ownership in Quest Diagnostics, thereby increasing their proprietary interest in the growth and success of Quest Diagnostics.

The Program, which will be administered by the Compensation Committee, provides for the grant to eligible employees of either non-qualified or "incentive stock" options, or both, to purchase shares of Quest Diagnostics Common Stock at no less than fair market value on the date of grant. The Compensation Committee may also provide that options may not be exercised in whole or in part for any period or periods of time; provided, however, that no option will be exercisable until at least twelve months from the date of grant. All options shall expire not more than ten years from the date of grant. Options will not be assignable or transferable except for limited circumstances on death. During the lifetime of the employee an option may be exercised only by him. The option price is payable upon exercise. The optionee may pay the option price in cash or with shares of Quest Diagnostics Common Stock owned by him. The optionee will have no rights as a stockholder with respect to the shares subject to option until shares are issued upon exercise of the option. The Compensation Committee may grant options pursuant to which an optionee who uses shares of Quest Diagnostics Common Stock to pay the purchase price of an option will receive automatically on the date of exercise an additional option to purchase shares of Quest Diagnostics Common Stock. Such additional option will cover the number of shares tendered in payment of the option price, will be exercisable at the then fair market value of Quest Diagnostics Common Stock, will become exercisable only after the lapse of twelve months and will expire no later than the expiration date of the original option.

The Program also authorizes the Compensation Committee to award to eligible employees shares, or the right to receive shares, of Quest Diagnostics Common Stock, the equivalent value in cash or a combination thereof (as determined by the Compensation Committee). The Compensation Committee shall determine the number of shares which are to be awarded to individual employees and the number of rights covering shares to be issued upon attainment of predetermined performance objectives for specified periods. The shares awarded directly to individual employees may be made subject to certain restrictions prohibiting sale or other disposition and may be made subject to forfeiture in certain events. Shares may be issued to recognize past performance either generally or upon attainment of specific objectives. Shares issuable for performance (based upon specific predetermined objectives) will be payable only to the extent that the Compensation Committee determines that an eligible employee has met such objectives and will be valued as of the date of such determination. Upon issuance, such shares may (but need not) be made subject to the possibility of forfeiture or certain restrictions on transfer.

Key executive, managerial and technical employees (including officers and employees who are directors) of Quest Diagnostics and of any subsidiary will be eligible to participate in the Program and the plans thereunder. The selection of employees eligible to participate in any plan under the Program is within the discretion of the Compensation Committee. Approximately 150 employees would have been eligible to participate in the plans under the Program had the Program been in effect in 1996.

Under the Program, the maximum number of shares of Quest Diagnostics Common Stock which may be optioned or granted to eligible employees will be 3,000,000. Shares from expired or terminated options under the Quest Diagnostics Stock Option Plan will be available again for option grant under the Program. Shares which are issued but not earned, or which are forfeited under the Quest Diagnostics Incentive Stock Plan, will be available again for issuance under the Program. The Program provides for appropriate adjustments in the aggregate number of shares subject to the Program and in the number of shares and the price per share, or either, of outstanding options in the case of changes in the capital stock of Quest Diagnostics resulting from any recapitalization, stock or unusual cash dividend, stock distribution, stock split or any other increase or decrease effected without receipt of consideration by Quest Diagnostics, or a merger or consolidation in which Quest Diagnostics is the surviving corporation.

The Program has a term of five years and no shares may be optioned or awarded and no rights to receive shares may be granted after the expiration of the Program. The Board is authorized to terminate or amend the Program, except that it may not increase the number of shares available thereunder, decrease the price at which options may be granted, change the class of employees eligible to participate, or extend the term of the Program or options granted thereunder without the approval of the holders of a majority of the outstanding shares of Quest Diagnostics Common Stock.

Quest Diagnostics believes that the federal income tax consequences of the Program are as follows. An optionee who exercises a non-qualified option granted under the Quest Diagnostics Stock Option Plan will recognize compensation taxable as ordinary income (subject to withholding) in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise and Quest Diagnostics or the subsidiary employing the optionee will be entitled to a deduction from income in the same amount. The optionee's basis in such shares will be increased by the amount taxable as compensation, and his capital gain or loss when he disposes of the shares will be calculated using such increased basis.

If all applicable requirements of the Code with respect to incentive stock options are met, no income to the optionee will be recognized and no deduction will be allowable to Quest Diagnostics at the time of the grant or exercise of an incentive stock option. The excess of the fair market value of the shares at the time of exercise of an incentive stock option over the amount paid is an item of tax preference which may be subject to the alternative minimum tax. In general, if an incentive stock option is exercised three months or more after termination of employment, the optionee will recognize ordinary income in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise and Quest Diagnostics or the subsidiary employing the optionee will be entitled to a deduction in the same amount. If the shares acquired subject to the option are sold within one year of the date of exercise or two years from the date of grant, the optionee will recognize ordinary income in an amount equal to the difference between the option price and the lesser of the fair market value of the shares on the date of exercise or the sale price and Quest Diagnostics or the employing subsidiary will be entitled to a deduction from income in the same amount. Any excess of the sale price over the fair market value on the date of exercise will be taxed as a capital gain.

Shares of Quest Diagnostics Common Stock which are not subject to restrictions and possibility of forfeiture and which are awarded to an employee under the Quest Diagnostics Incentive Stock Plan will be treated as ordinary income, subject to withholding, to an employee at the time of the transfer of the shares to him and the value of such awards will be deductible by Quest Diagnostics or by the subsidiary employing the employee at the same time in the same amount. Shares granted subject to restrictions and possibility of forfeiture will not be subject to tax nor will such grant result in a tax deduction for Quest Diagnostics at the time of award. However, when such shares become free of restrictions and possibility of forfeiture, the fair market value of such shares at that time (i) will be treated as ordinary income to the employee and (ii) will be deductible by Quest Diagnostics or by the subsidiary employing the employee.

The tax treatment upon disposition of shares acquired under the Program will depend upon how long the shares have been held and on whether or not the shares were acquired by exercising an incentive stock option. There are no tax consequences to Quest Diagnostics upon a participant's disposition of shares acquired under the Program, except that Quest Diagnostics may take a deduction equal to the amount the participant must recognize as ordinary income in the case of the disposition of shares acquired under incentive stock options before the applicable holding period has been satisfied.

Pension Plans. None of the executive officers of Quest Diagnostics is currently an active participant in a qualified defined benefit plan of Quest Diagnostics.

Prior to June 1, 1995, December 1, 1996 and January 1, 1995, respectively, Messrs. Freeman, Carothers and VanOort were eligible to participate in, and accrue benefits under, Corning's Salaried Pension Plan (the "Corning Salaried Pension Plan"), a defined benefit plan, contributions to which are determined by Corning's actuaries and are not made on an individual basis. Benefits paid under this plan are based upon career earnings (regular salary and cash awards paid under Corning's variable compensation plans) and years of credited service. The Corning Salaried Pension Plan provides that salaried employees of Corning who retire on or after December 31, 1993 will receive pension benefits equal to the greater of (a) benefits provided by a formula pursuant to which they shall receive for each year of credited service an amount equal to 1.5% of annual earnings up to the social security wage base and 2% of annual earnings in excess of such base or (b) benefits calculated pursuant to a formula which provides that retirees will receive for each year of credited service prior to January 1, 1994 an amount equal to 1% of the first $24,000 of average earnings for the highest five consecutive years of annual earnings in the ten years of credited service immediately prior to 1994 and 1.5% of such average earnings in excess of $24,000. Effective upon commencement of employment, salaried employees may contribute to the Corning Salaried Pension Plan 2% of their annual earnings up to the social security wage base. Such employees will receive for each year of credited service after December 31, 1990, in lieu of the amount described in (a) above, an amount equal to 2% of annual earnings. The benefit formula is reviewed and adjusted periodically for inflationary and other factors.

Corning maintains a non-qualified Executive Supplemental Pension Plan (the "Executive Supplemental Plan") pursuant to which it will pay to certain executives amounts approximately equal to the difference between the benefits provided for under the Corning Salaried Pension Plan and benefits which would have been payable thereunder but for the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

It is anticipated that, prior to the Distribution Date, the Compensation Committee of the Corning Board will adopt a transferee supplemental pension plan (the "Transferee Supplemental Plan"), a nonqualified, unfunded defined benefit plan for the benefit of key employees and executive officers of Quest Diagnostics who are former employees of Corning, including Messrs. Freeman and VanOort, effective immediately after the Distribution Date. The Transferee Supplemental Plan will provide benefits approximately equal to the difference between the benefits provided for under the Corning Salaried Pension Plan and the Executive Supplemental Plan and benefits which would have been payable thereunder but for the termination of employment with Corning of such employees.

Maximum annual benefits calculated under the straight life annuity option form of pension payable to participants at age 65, the normal retirement age specified in the Corning Salaried Pension Plan, are illustrated in the table set forth below. The table below does not reflect any limitations on benefits imposed by ERISA. It is estimated that Messrs. Freeman and VanOort, who have 25 and 15 years of credited service, respectively, would receive each year if they worked to age 65, the normal retirement age specified in the Corning Salaried Pension Plan, $256,170 and $165,332, respectively, under the Corning Salaried Pension Plan, the Executive Supplemental Plan and the Transferee Supplemental Plan.

                                         Years of Service
                ----------------------------------------------------------------
Remuneration        15         20         25         30        35         40
------------    ---------  ---------  ---------  --------- --------- ----------
   $ 100,000       20,500     27,300    34,100     41,000     47,800     55,300
     200,000       43,000     57,300    71,600     86,000    100,300    115,300
     300,000       65,500     87,300   109,100    131,000    152,800    175,300
     400,000       88,000    117,300   146,600    176,000    205,300    235,300
     500,000      110,500    147,300   184,100    221,000    257,800    295,300
     600,000      133,000    177,300   221,600    266,000    310,300    355,300
     700,000      155,500    207,300   259,100    311,000    362,800    415,300
     800,000      178,000    237,300   296,600    356,000    415,300    475,300
     900,000      200,500    267,300   334,100    401,000    467,800    535,300
   1,000,000      223,000    297,300   371,600    446,000    520,300    595,300
   1,100,000      245,500    327,300   409,100    491,000    572,800    655,300
   1,200,000      268,000    357,300   446,600    536,000    625,300    715,300

Quest Diagnostics Profit Sharing Plan. Most of the employees of Quest Diagnostics and its subsidiaries have been eligible to participate in a tax-qualified, defined contribution plan known as the Quest Diagnostics Profit Sharing Plan (the "Quest Diagnostics Profit Sharing Plan"), which provides for investment of employee contributions, including tax-deferred contributions under
Section 401(k) of the Code, and matching contributions made by their employers, in several investment funds, including Corning Common Stock, at the employees' discretion. Effective as of the Distribution Date, Quest Diagnostics Common Stock will be added as an investment fund and a portion of the employer matching contributions will automatically be invested in Quest Diagnostics Common Stock. Corning Common Stock will no longer be available as an investment fund except with respect to amounts already so invested under the Quest Diagnostics Profit Sharing Plan.

Effective as of the Distribution Date, the Quest Diagnostics Profit Sharing Plan will be amended to permit participating employees' employers to make discretionary contributions, other than matching contributions, to the Quest Diagnostics Profit Sharing Plan for the benefit of such employees, which contributions may be invested in Quest Diagnostics Common Stock.

Quest Diagnostics Employee Stock Ownership Plan. Quest Diagnostics has adopted, effective upon the Distributions, an employee stock ownership plan, as defined in Section 4975(e)(7) of the Code and related regulations and intended to qualify as a retirement plan under Section 401(a) of the Code, to be known as the Quest Diagnostics Employee Stock Ownership Plan (the "Quest Diagnostics ESOP").

Shares of Quest Diagnostics Common Stock will be credited under the Quest Diagnostics ESOP for the account of all active regular employees of Quest Diagnostics and its domestic wholly owned subsidiaries as of the Distribution Date, with 50 shares being credited for all full time employees (employees who are regularly scheduled to work 30 hours or more a week) and 25 shares being credited for all part time employees. Approximately 900,000 shares of Quest Diagnostics Common Stock are expected to be issued under the ESOP.

Amounts contributed to the Quest Diagnostics ESOP for the benefit of participating employees will be 100% vested at age 65, the normal retirement age specified in the Quest Diagnostics ESOP, or at death, disability or termination of employment following completion of two years of credited service. Contributions to the Quest Diagnostics ESOP will not currently be taxable income to the participating employees and will not generally be available to them until termination of employment.

Employee Stock Purchase Plan. Quest Diagnostics has adopted, as of the Distribution Date, the Employee Stock Purchase Plan (the "Quest Diagnostics Stock Purchase Plan"), pursuant to which Quest Diagnostics may make available for sale to employees shares of its Common Stock at a price equal to 85% of the market value on the first or last day of each calendar quarter, whichever is lower.

The Quest Diagnostics Stock Purchase Plan, which will be administered by the Compensation Committee, is designed to give eligible employees (generally, employees of Quest Diagnostics and its subsidiaries) the opportunity to purchase shares of Quest Diagnostics Common Stock through payroll deductions up to 10% of compensation in a series of quarterly offerings commencing January 1, 1997, and ending no later than December 31, 2001.

Any eligible employee may elect to participate in the Quest Diagnostics Stock Purchase Plan on a quarterly basis and may terminate his payroll deduction at any time or increase or reduce prospectively the amount of his deduction at the beginning of any calendar quarter. At the end of each calendar quarter, a participating employee will purchase shares of Quest Diagnostics Common Stock with the funds deducted. The number of shares purchased will be a number determined by dividing the amount withheld by the lower of 85% of the closing price of a share of Quest Diagnostics Common Stock as reported in The Wall Street Journal on the first or last business day of the particular calendar quarter. An employee will have no interest in any shares of Quest Diagnostics Common Stock until such shares are actually purchased by him.

Under the Quest Diagnostics Stock Purchase Plan, the maximum number of shares of Quest Diagnostics Common Stock which may be purchased by eligible employees will be 2,000,000 shares, subject to adjustment in the case of changes in the capital stock of Quest Diagnostics resulting from any recapitalization, stock dividend, stock split or any other increase or decrease effected without receipt of consideration by Quest Diagnostics.

The Quest Diagnostics Stock Purchase Plan has a term of five years and no shares of Quest Diagnostics Common Stock may be offered for sale or sold under the Quest Diagnostics Stock Purchase Plan after the fifth anniversary of the effective date. The Board is authorized to terminate or amend the Quest Diagnostics Stock Purchase Plan, except that it may not increase the number of shares of Quest Diagnostics Common Stock available thereunder, decrease the price at which such shares may be offered for sale or change the designation of subsidiaries eligible to participate in the plan without the approval of the holders of a majority of the shares of the capital stock of Quest Diagnostics cast at a meeting at which such matter is considered.

Employment Agreements; Severance Arrangements. It is anticipated that Mr. Freeman will enter into an employment agreement with Quest Diagnostics. The agreement will expire on or before December 31, 1999. The agreement will include provisions for an annual salary of no less than $500,000, with increases subject to the discretion of the Quest Diagnostics Board; annual target participation in the Variable Compensation Plan of Quest Diagnostics in amounts no less than 65% of annual salary in effect at the time performance goals are established; and severance payments following a termination by Mr. Freeman for "Good Reason" or by Quest Diagnostics, without cause in accordance with the severance policy described below, except that Mr. Freeman will receive three times his base annual salary and three times his annual award of variable compensation. "Good Reason" is defined as assignment of Mr. Freeman without his consent to mutually inconsistent duties or responsibilities, a failure to re-elect Mr. Freeman to the position of President and Chief Executive Officer, a greater than 75 mile office relocation without his consent and a Change of Control (as detailed in the next paragraph). The agreement will also include provision for reimbursement of up to $10,000 per month until the earlier of Mr. Freeman's obtaining suitable housing in the New York metropolitan area or June 30, 1998; eligibility for a $400,000 interest-free relocation loan to be forgiven over a five-year period; and, in the event the agreement is not renewed upon its expiration, a payment equal to two times the highest annual cash compensation paid to Mr. Freeman during the term of the agreement and health benefits for eighteen months following expiration of the agreement. Mr. Freeman will also be entitled under the agreement to a retirement pension benefit equivalent to benefits under the Corning Salaried Pension Plan and the Executive Supplemental Plan based on not less than 34 years of credited service in the event of termination for reasons other than cause. Mr. Freeman's pension benefits will be initially secured by a $5.4 million letter of credit (such amount based on initial assumptions for pricing pension benefits) issued under the Credit Facility.

On or before the Distribution Date, Quest Diagnostics will adopt a severance policy pursuant to which it will provide to each executive officer other than Mr. Freeman and Drs. Fisher and Gambino upon the termination of employment by Quest Diagnostics, other than for cause upon a determination that the business needs of Quest Diagnostics require the replacement of such executive officer and other than in connection with a change of control, compensation equal to two times the executive officer's base annual salary at the annual rate in effect on the date of termination and two times the annual award of variable compensation at the most recent target level. Such executive officer will also be entitled to participate in Quest Diagnostics' health and benefits plans (to the extent permitted by the administrative provisions of such plans and applicable federal and state law) for a period of up to two years or until such officer is covered by a successor employer's benefit plans, whichever first occurs. Pursuant to such policy, upon a change of control Quest Diagnostics will provide to each such executive officer upon the termination of employment by Quest Diagnostics, other than for cause during the twelve months following a change in control, compensation equal to three times annual base salary and three times the award of annual variable compensation at the most recent target level and such officer will be entitled to participate in Quest Diagnostics' health and benefit plans for a period of up to three years or until such officer is covered by a successor employer's benefits plans, whichever first occurs (to the extent permitted by the administrative provisions of such plans and applicable federal and state law). A "Change in Control" is defined in the policy to include the following: the acquisition by a person of 20% or more of the voting stock of Quest Diagnostics; the membership of the Board changes as a result of a contested election such that a majority of the Board members at any particular time were initially placed on the Board as a result of such contested election; or approval by Quest Diagnostics' stockholders of a merger or consolidation in which Quest Diagnostics is not the survivor thereof, or a sale or disposition of all or substantially all of Quest Diagnostics' assets or a plan of partial or complete liquidation.

                   Security Ownership by Certain Beneficial
                            Owners and Management

All of the outstanding shares of Quest Diagnostics Common Stock are currently held by Corning. The following table sets forth the number of shares of Quest Diagnostics Common Stock that are projected to be beneficially owned after the Quest Diagnostics Spin-Off Distribution by the directors, by the named executive officers and by all directors and executive officers of Quest Diagnostics as a group. The projections are based on the number of shares of Corning Common Stock held by such persons and such group as of October 31, 1996 (including certain restricted shares that may be forfeited prior to the Distribution Date but excluding Career Shares that will not receive the Distributions and Corning Common Stock held in the Quest Diagnostics Profit Sharing Plan and the Corning Investment Plans) and on the number of options to acquire Corning Common Stock held as of such date and exercisable within 60 days thereof. With respect to the shares of Quest Diagnostics Common Stock, the number reflects the distribution ratio of one share of Quest Diagnostics Common Stock for every eight shares of Corning Common Stock and with respect to options the number reflects the actual number of shares of Corning Common Stock subject to options. The stock options held by the directors and executive officers of Quest Diagnostics will not affect the security ownership of Quest Diagnostics unless (i) such options are exercised prior to the Record Date and the underlying shares of Corning Common Stock are held on the Record Date or (ii) such options are converted into options to purchase shares of Quest Diagnostics Common Stock.

                                Number of Shares
                                  Beneficially           Number of
Name                                Owned(1)        Exercisable Options
 ---------------------------- -------------------- ---------------------
Van C. Campbell                     17,850 (2)            127,457
Robert A. Carothers                    316                 12,483
Gregory C. Critchfield                   0                  1,500
David A. Duke                       10,878 (2)             82,000
Kenneth W. Freeman                  14,461                103,500
Don M. Hardison, Jr.                   500                      0
Douglas M. VanOort                   5,965                 11,500
Gail R. Wilensky                     5,000 (2)                  0
All Directors and Executive
 Officers as a Group                66,280                398,562

(1) Does not include 3,954 shares owned by the spouses and minor children of certain executive officers and directors as to which such officers and directors (or trusts of which families of such executive officers are beneficiaries) disclaim beneficial ownership.

(2) Includes 5,000 shares of Quest Diagnostics Common Stock which each non-employee director will receive in connection with their election but does not include 750 shares of Quest Diagnostics Common Stock for each year specified in the term of service as a director. See
    "Management--Management--Directors' Compensation."

                      Description of the Credit Facility

In order to pay approximately $350 million of the Intercompany Debt owed by Quest Diagnostics in connection with the Quest Diagnostics Spin-Off Distribution, and to meet its future capital requirements including the funding of operating activities and further acquisitions, Quest Diagnostics entered into a credit agreement (the "Credit Agreement") with several banks providing for a $450 million credit facility (the "Credit Facility"). Morgan Guaranty Trust Company of New York ("Morgan"), NationsBank, N.A. ("NationsBank") and Wachovia Bank of Georgia, N.A. ("Wachovia") arranged the Credit Facility. A copy of the proposed form of the Credit Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. This summary of the material terms and conditions of the Credit Facility and the Credit Agreement does not purport to be complete, and is qualified in its entirety by references to such proposed form, including the definitions therein.

The $450 million commitment under the Credit Facility is comprised of three sub-facilities: (i) a $300 million six-year amortizing term loan (the "Tranche A Loan"), (ii) a seven-year $50 million term loan with minimal amortization until the seventh year (the "Tranche B Loan") and (iii) a $100 million six-year revolving working capital credit facility (the "Working Capital Facility"). Under the Working Capital Facility, up to $20 million may be used for Letters of Credit to be issued by one or more Issuing Banks (initially NationsBank), and up to $10 million may be used to borrow from Wachovia, as the Swingline Bank, under a Swingline Facility. All Working Capital Banks are required to ratably share the exposure of the Issuing Banks under the Letters of Credit and, at the request of the Swingline Bank, must purchase ratable participations in the Swingline Loans. With the exception of Swingline borrowings and Letters of Credit, borrowings under the Working Capital Facility must be at least $10 million for LIBOR based borrowings and $5 million for Base Rate based borrowings. Under the Swingline Facility, borrowings must be at least $1 million. The Credit Facility is secured by substantially all accounts receivable of Quest Diagnostics and by a guaranty from, and a pledge of all capital stock and accounts receivable (including intercompany loans) of, substantially all of Quest Diagnostics' present and future material U.S. Subsidiaries, excluding certain Joint Ventures, Covance and Covance's Subsidiaries. The borrowings under the Credit Facility will rank senior in priority of repayment to any Permitted Subordinated Debt, including the Senior Subordinated Notes and any of Quest Diagnostics' remaining debt to Corning. At the time of the Distributions, Quest Diagnostics' debt to Corning must be extinguished except to the extent it is included in the $150 million of Permitted Subordinated Debt.

Interest Rate Calculations. Interest is payable on each sub-facility quarterly, or at the end of the relevant interest period, if earlier, at a per annum rate equal to the Base Rate or (except for Swingline Loans) the Eurodollar Rate plus the relevant Applicable Margin. The Base Rate is a fluctuating rate calculated on a daily basis as the higher of (a) the rate of interest publicly announced by Morgan for the day in question and (b) 0.5% over the weighted average of the rates, rounded up to the nearest basis point, on overnight Federal Funds transactions with members of the Federal Reserve System as arranged by Federal Funds brokers on the day in question. The Eurodollar Rate is the average of the annual rate at which deposits in U.S. dollars are offered to each of the Reference Banks in the London interbank market, adjusted for reserve requirements ("Adjusted LIBOR"). The initial Applicable Margin payable for Adjusted LIBOR borrowings will be 1.75% per annum for the Tranche A Loan and the Working Capital Loan and 2.25% per annum for the Tranche B Loan. The initial Applicable Margin payable for Base Rate borrowings will be 0.75% per annum for the Tranche A Loan and the Working Capital Loan and 1.25% per annum for the Tranche B Loan. After December 31, 1996, the Applicable Margin will be determined by a pricing formula based on Quest Diagnostics' Debt Coverage Ratio. The Applicable Margin range for the Tranche A Loan and the Working Capital Loan may vary, depending on the Debt Coverage Ratio, from 0% to 1% for Base Rate Advances, and from 0.5% to 2% per annum for Eurodollar Rate Advances. The Swingline Loans will accrue interest at a rate equal to the Base Rate plus the relevant Applicable Margin for the Tranche A and Working Capital Base Rate Loans. The Applicable Margin for the Tranche B Loan will remain fixed throughout the life of the loan at the initial Applicable Margin levels. Any overdue principal or interest payable on any Eurodollar loan will incur interest at the greater of Adjusted LIBOR or LIBOR plus the Applicable Margin plus 2% per annum. Any overdue principal or interest payable on a Base Rate loan will incur interest at the Base Rate plus the Applicable Margin plus 2% per annum.

The Credit Agreement also requires the payment of a quarterly Commitment Fee on the average daily unused portion of the Banks' aggregate commitments under the Working Capital Facility. The initial Commitment Fee Rate will be 0.375% per annum. After December 31, 1996, the Commitment Fee Rate will be determined based on Quest Diagnostics' Debt Coverage Ratio, and will range from 0.175% to 0.5% per annum.

Quest Diagnostics shall also pay the Issuing Banks in proportion to their Letter of Credit Exposure a fee of 0.125% per annum on any amounts outstanding on undrawn Letters of Credit. Additionally, Quest Diagnostics shall pay directly to the Issuing Bank all customary fees connected with the issuing of a Letter of Credit.

Quest Diagnostics will also pay Morgan a negotiated fee for its services as Administrative Agent under the Credit Facility.

Covenants and Conditions. The Credit Agreement includes covenants which, subject to certain specific exceptions and limitations, require Quest Diagnostics and its Subsidiaries to: (i) provide certain financial information to the Banks including, Quest Diagnostics' consolidated audited financial reports, financial ratio data, annual business plans and projections and certification that no defaults have occurred; (ii) pay or discharge all material obligations and liabilities; (iii) keep property in good working order and maintain sufficient insurance cover-age on all property; (iv) maintain corporate existence; (v) pursue the same or substantially similar lines of business to the ones in which they are currently engaged; (vi) comply with all laws, including ERISA and environmental regulations; (vii) allow any Bank to inspect accounting records; (viii) not permit modification to or waiver of any Transaction Documents including any documents connected with the Permitted Subordinated Debt or the Permitted Preferred Stock; (ix) not hold or acquire any investments other than those allowed by the Credit Agreement; (x) not create or allow to be created any liens other than those permitted by the Credit Agreement; (xi) refrain from engaging in a consolidation, acquisition, merger or sale of assets except as allowed in the Credit Agreement; (xii) not engage in any transaction with or for the benefit of any Affiliate other than certain arm's-length transactions; (xiii) prevent the existence of any agreement that prevents Quest Diagnostics' Subsidiaries from paying dividends or other distributions on capital stock;
(xiv) refrain from making certain Restricted Payments as detailed below; (xv) not incur Debt other than Debt allowed under the Credit Agreement; (xvi) maintain certain financial ratios as detailed below; and (xvii) not make Consolidated Capital Expenditures in excess of $95,000,000 (less the consideration paid for certain acquisitions) in any fiscal year.

Quest Diagnostics may, subject to certain limitations and exceptions contained in the Credit Agreement, make certain Restricted Payments so long as there are no current or continuing Defaults, and the otherwise Restricted Payment would not cause a Default. Allowed payments include: (i) the repayment of Permitted Subordinated Debt from the proceeds of any newly issued Senior Subordinated Notes, (ii) interest and fees on the Senior Subordinated Notes and certain other Permitted Subordinated Debt, (iii) dividends paid on any Permitted Preferred Stock, (iv) repurchases of shares pursuant to certain employee benefit and compensation plans and (v) certain payments to Corning required to be made pursuant to the Spin-Off Transactions. Restricted Payments include: (i) any other dividends or distributions on any of the shares of capital stock of Quest Diagnostics except dividends or distributions paid solely in shares of Quest Diagnostics capital stock, (ii) any other payment on Subordinated Debt and (iii) any payment, including those to sinking funds, made to redeem, repurchase, acquire or retire any of the Subordinated Debt or the shares of capital stock, or the rights to acquire shares, of Quest Diagnostics or its Subsidiaries.

Quest Diagnostics will be required to maintain: (i) a ratio (the "Leverage Ratio") of (A) Consolidated Total Debt to (B) Consolidated Total Capitalization equal to or below between 0.55 to 1.0 at the outset, decreasing over time to
0.45 to 1.0; (ii) a ratio (the "Debt Coverage Ratio") of (A) Consolidated Total Debt to (B) Consolidated EBITDA equal to or below between 3.8 to 1.0 at the outset, increasing over time to 2.0 to 1.0; and (iii) a ratio (the "Coverage Ratio") of (A) the sum of (1) Consolidated EBITDA and (2) Consolidated Rental Expense to (B) the sum of (1) Consolidated Interest Expense and (2) Consolidated Rental Expense equal to or above 1.8 to 1.0 at the outset, increasing over time to 3.0 to 1.0. Quest Diagnostics is required to have a Leverage Ratio no greater than 0.55 to 1.0 through December 31, 1997, a Debt Coverage Ratio of less than
3.8 to 1.0 through June 30, 1997 and a Coverage Ratio of at least 1.8 to 1.0 from January 1, 1997 through June 30, 1997. After giving pro forma effect to the Distributions, $350 million of borrowings under the Credit Facility and to the Permitted Subordinated Debt, Quest Diagnostics would have had a Leverage Ratio of 0.47 to 1.0 at September 30, 1996, a Debt Coverage Ratio of 3.2 to 1.0 for the quarter ended September 30, 1996 and a Coverage Ratio of 2.2 to 1.0 for the quarter ended September 30, 1996.

Events of Default. Events of Default include: (i) the failure to make payment under the Credit Agreement of any principal when due or any interest, fees or other amounts within three business days after becoming due; (ii) any representation, warranty, certification or statement made by Quest Diagnostics proving to have been incorrect in any material respect when made; (iii) the failure by Quest Diagnostics or its Subsidiaries to perform or observe any term, covenant or agreement under the Credit Agreement (subject to certain cure periods); (iv) the failure of Quest Diagnostics to make payment on any Material Financial Obligation (totalling in aggregate more than $10 million) within the applicable grace period; (v) the occurrence of an event that causes the acceleration of, or enables another of Quest Diagnostics' creditors to accelerate, any of Quest Diagnostics' other Material Debt (totalling in aggregate more than $10 million); (vi) the commencement of a voluntary or involuntary bankruptcy proceeding by or against Quest Diagnostics; (vii) the failure to pay when due ERISA obligations in excess of $10 million; (viii) the rendering of a judgment or judgments against Quest Diagnostics the aggregate amounts of which are in excess of $10 million and remain unsatisfied or unstayed for more than 30 days, or the placing by a judgment creditor of a levy on the assets of Quest Diagnostics or its Subsidiaries; (ix) at any time after the Spin-Off, a person or group obtains beneficial ownership of 20% or more of the common stock of Quest Diagnostics, or, during any period of 12 calendar months, the individuals who constituted the members of the board of directors of Quest Diagnostics on the first day of that period (together with persons whose nominations were approved by a majority of such directors) no longer constitute a majority of the board; or (x) any security interest that was purported to be created by the related security documents ceases to exist or be valid.

If an Event of Default occurs and continues beyond the allowed time period for curing the default in question, the Banks, by a vote of more than 50% of the aggregate Commitments, may terminate their Commitments to lend to Quest Diagnostics. The Banks may further choose, by a separate vote representing more than 50% of the aggregate principal amount of all of the Loans, to accelerate the outstanding principal and interest. Additionally, during an Event of Default the Letter of Credit Participants, by a more than 50% vote of the amount of the total outstanding of the Letter of Credit Exposure, may require that Quest Diagnostics fully cash collateralize the outstanding Letter of Credit Exposure. In the case of a voluntary or involuntary bankruptcy proceeding, all credit facilities shall terminate and all outstanding amounts shall become immediately due and payable without any action by the Banks.

                           Description of the Notes


The Notes will be issued by the Company pursuant to an Indenture, to be dated as of December 16, 1996 (the "Indenture"), between the Company and The
Bank of New York, as trustee (the "Trustee").


The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. The statements under this caption relating to the Notes and the Indenture are summaries and do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever defined terms or particular sections of the Indenture are referred to, such defined terms and sections are incorporated herein by reference. A copy of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus constitutes a part. All references in this section to the "Company" refer solely to Quest Diagnostics Incorporated, a Delaware corporation, and not to its subsidiaries.

General

The Notes will to the extent described herein be fully and unconditionally guaranteed by the existing Restricted Subsidiaries of the Company, and the Company will covenant to cause any future Restricted Subsidiaries to fully and unconditionally guarantee the Notes, in each case jointly and severally on a senior subordinated basis (such guarantees, the "Senior Subordinated Guarantees" and such guarantors, the "Guarantors"). The Senior Subordinated Guarantees will be unsecured senior subordinated obligations of the Guarantors, will be subordinate in right of payment to the prior payment in full of all Senior Guarantees (as defined under "Senior Subordinated Guarantees") to substantially the same extent as the Notes are subordinated to Senior Debt and will automatically terminate if and to the extent the related guarantees of the Credit Facility are terminated.

The Notes are effectively subordinated to all existing and future indebtedness and other liabilities (including trade payables and capital lease obligations) of the Company's Subsidiaries that are Unrestricted Subsidiaries, and thus not Guarantors, and would be so subordinated to all existing and future indebtedness of the Guarantors if the Senior Subordinated Guarantees were avoided or subordinated in favor of the Guarantors' other creditors. See "Risk Factors--Subordination; Ranking of the Notes as Unsecured Obligations" and "--Fraudulent Conveyance."

The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 203 and 305).

   Principal, Stated Maturity and Interest

The Notes will be unsecured senior subordinated obligations of the Company, will be limited to $150.0 million aggregate principal amount and will mature on December 15, 2006. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus from the Closing Date or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on June 15 and December 15 of each year, commencing June 15, 1997, until the principal thereof is paid or made available for payment, to the Person in whose name the Note (or any Predecessor Note) is registered at the close of business on the preceding June 1 or December 1, as the case may be. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. The principal of (and premium, if any,) and interest on the Notes will be payable, and the transfer of Notes will be registrable, at the office or agency of the Company in The Borough of Manhattan, The City of New York. In addition, payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register; provided, however, that all payments of the principal (and premium, if any) and interest on Notes the Holders of which have given wire transfer instructions to the Company or its agent at least 10 Business Days prior to the applicable payment date will be required to be made by wire transfer of immediately available funds to the accounts specified by such Holders in such instructions. (Section 301).

Optional Redemption

Except as set forth below, the Notes are not redeemable at the option of the Company prior to December 15, 2001. On or after such date, the Notes will be subject to redemption, in whole or in part, at the option of the Company at any time prior to maturity, upon not less than 30 nor more than 60 days' notice mailed to each Holder of Notes to be redeemed at his address appearing in the Security Register, in amounts of $1,000 or an integral multiple of $1,000, at the following Redemption Prices (expressed as percentages of principal amount) plus accrued interest to but excluding the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), if redeemed during the twelve-month period beginning on December 15 of each of the years indicated below:

                         Redemption
Year                       Price
----                     ----------
2001                      105.3750%
2002                      103.5833
2003                      101.7917
2004 and thereafter       100.0000%


If less than all the Notes are to be redeemed, the particular Notes to be redeemed will be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Notes not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to $1,000 or any integral multiple thereof) of the principal amount of Notes of a denomination larger than $1,000. (Sections 1101, 1103, 1104 and 1105).

If as a result of an event outside the control of Corning, Quest Diagnostics and Covance, the Distributions do not occur on or prior to March 31, 1997, the Notes will be subject to redemption, as a whole and not in part, at the option of Quest Diagnostics, on or prior to June 30, 1997, at a redemption price equal to 101% of the principal amount of the Notes plus accrued and unpaid interest to but excluding the Redemption Date. Notice of such redemption will be given by notice, mailed and published, not more than 30 and not less than 15 days prior to the Redemption Date. (Section 1101).

Mandatory Redemption

Except as described below under "Repurchase at the Option of Holders--Asset Dispositions" and "--Change of Control," the Notes will not have the benefit of any mandatory redemption or sinking fund obligations of the Company.

Repurchase at the Option of Holders

   Asset Dispositions

The Company may not make, and may not permit any Restricted Subsidiary to make, any Asset Disposition in one or more transactions in any fiscal year unless: (i) the Company (or such Restricted Subsidiary, as the case may be) receives consideration at the time of such disposition at least equal to the fair market value of the shares or the assets disposed of, as determined in good faith by the Board of Directors; and (ii) 100% of the Net Available Proceeds from such disposition (including from the sale of any Cash Equivalents received therein) are applied by the Company (or such Restricted Subsidiary, as the case may be)
(A) first, either (I) within 270 days of such disposition, to repayment of Senior Debt then outstanding under any agreements or instruments which would require such application or which would prohibit payments pursuant to Clause (B) following or (II) within 60 days before or 270 days after such disposition, to reinvest in assets that will be used in a Permitted Business (provided, however, that such application will not be required to be made pursuant to this Clause
(A) until the cumulative Net Available Proceeds (less any Net Available Proceeds applied pursuant to this covenant) (such difference being the "Excess Proceeds") exceed $5.0 million); (B) second, to the extent the Excess Proceeds exceeds $5.0 million, to purchases of Outstanding Notes pursuant to an Offer to Purchase (to the extent such an offer is not prohibited by the terms of any Senior Debt then outstanding) at a purchase price equal to 100% of their principal amount plus accrued interest to the date of purchase (provided, however, that installments of interest whose Stated Maturity is on or prior to the Purchase Date will be payable to the Holders of such Notes, or one or more Predecessor Notes, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions in the Indenture); and (C) third, if and only if an Offer to Purchase has been made as described in Clause (B) above, and to the extent of any remaining Excess Proceeds following completion of such Offer to Purchase and after giving effect to Clauses (A) and (B) above, to general corporate purposes. (Section 1014).

Any Offer to Purchase required by the provisions described above will be effected by the sending of the written terms and conditions thereof (the "Offer Document"), by first class mail, to Holders of the Notes within 270 days after the relevant disposition is completed. The contents of the Offer to Purchase and the requirements that a Holder must satisfy to tender any Note pursuant to such Offer to Purchase are substantially the same as those described below under "--Change of Control."

   Change of Control

Within 30 days following the date of the consummation of a transaction that results in a Change of Control (as defined below), the Company will commence an Offer to Purchase all Outstanding Notes, at a purchase price equal to 101% of their aggregate principal amount plus accrued interest to the date of purchase. Such obligation will not continue after a defeasance or covenant defeasance of the Notes as described under "Defeasance."

A "Change of Control" means the occurrence of any of the following events after the date of the Indenture: (i) any Person, or any Persons acting together that would constitute a "group" (a "Group" ) for purposes of Section 13(d) of the Securities


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Exchange Act of 1934, as amended (the "Exchange Act"), beneficially owns 35% or more of the total voting power of all classes of Voting Stock of the Company,
(ii) any Person or Group succeeds in having sufficient of its nominees elected to the Board of Directors such that such nominees, when added to any existing director remaining on the Board of Directors after such election who is an Affiliate or Related Person of such Person or Group, will constitute a majority of the Board of Directors or (iii) the occurrence of any transaction or series of related transactions (excluding the Spin-Off Distributions), in which the beneficial owners of the Voting Stock of the Company immediately prior to such transaction (or series) do not, immediately after such transaction (or series), beneficially own Voting Stock representing more than 35% of the voting power of all classes of Voting Stock of the Company (or in the case of a transaction (or series) in which another entity becomes a successor to the Company, of the successor entity). (Section 1017).

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes resulting from a Change of Control.

Within 30 days of a Change of Control, an Offer Document will be sent, by first class mail, to Holders of the Notes, accompanied by such information regarding the Company and its Subsidiaries as the Company in good faith believes will enable such Holders to make an informed decision with respect to the Offer to Purchase, which at a minimum will include (a) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustee pursuant to the provisions described under "Certain Covenants--Provision of Financial Information" below (which requirements may be satisfied by delivery of such documents together with the Offer to Purchase), (b) a description of the events requiring the Company to make the Offer to Purchase), (c) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase and (d) any other information required by applicable law to be included therein. The Offer Document will contain all instructions and materials necessary to enable Holders of the Notes to tender Notes pursuant to the Offer to Purchase. The Offer Document will also state (i) that a Change of Control has occurred (or, if the offer to purchase is delivered in connection with an Asset Disposition, that an Asset Disposition has occurred) and that the Company will Offer to purchase the Holder's Notes, (ii) the Expiration Date of the Offer Document, which will be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer Document, (iii) the Purchase Date for the purchase of Notes which will be within three Business Days after the Expiration Date, (iv) the aggregate principal amount of Notes to be purchased (including, if less than 100%, the manner by which such purchase has been determined pursuant to the Indenture) and the purchase price, and (v) a description of the procedure which a Holder must follow to tender all or any portion of the Notes. (Sections 101 and 1017).

Prior to the mailing of an Offer Document, but in any event within 30 days following any Change of Control, the Company will to the extent required either (i) repay all outstanding Senior Debt or (ii) obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the making of the Offer to Purchase and the purchase of Notes required by this covenant. The failure to repay any such Senior Debt or to obtain any such consents will not relieve the Company of its obligation to make the Offer to Purchase or to purchase Notes pursuant to the Offer to Purchase required by this covenant and the failure of the Company to make an Offer to Purchase, or to purchase the Notes pursuant to an Offer to Purchase, will constitute an Event of Default under the Indenture. See "--Events of Default." The terms of the Credit Facility prohibit any repurchase of Notes by the Company in the event of a Change of Control, unless all indebtedness then outstanding under the Credit Facility is first repaid. In order to repay such indebtedness (and any other outstanding Senior Debt with a similar restriction) and repurchase the Notes, it may be necessary for the Company to recapitalize and/or refinance some or all of its outstanding indebtedness. There can be no assurance that such recapitalization or refinancing, if required, would be accomplished on favorable terms, in a timely manner, or at all. Were any obligation of the Company to repurchase Notes upon a Change of Control to result in a default under the Credit Facility or any other Senior Debt, payments owing on the Notes could be blocked pursuant to the subordination provisions of the Notes. See "Subordination."

To tender any Note, a Holder must surrender such Note at the place or places specified in the Offer Document prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing). Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender. Any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount. (Section 101).

The Indenture does not contain any other change of control provisions.

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

Subordination

The payment of the principal of (and premium, if any) and interest on the Notes will, in certain circumstances as set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Debt. Upon any payment or distribution of assets of the Company to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company, the holders of Senior Debt will be entitled to receive payment in full of the principal of (and premium, if any) and interest on such Senior Debt, including all amounts due or to become due on all Senior Debt, or provision will be made for payment in cash or cash equivalents or otherwise in a manner satisfactory to the holders of such Senior Debt, before the Holders of Notes are entitled to receive any Securities Payments. "Securities Payment" means any payment or distribution of any kind, whether in cash, property or securities (including any payment or distribution deliverable by reason of the payment of any other Debt subordinated to the Notes but excluding any payment or distribution made with shares of stock or securities of the Company that are subordinate in right of payment to all Senior Debt to substantially the same extent as the Notes are so subordinated) on account of the principal of (and premium, if any) or interest on the Notes or on account of the purchase or redemption or other acquisition of Notes by the Company or any Subsidiary of the Company. In the event that, notwithstanding the foregoing, upon any payment or distribution of assets of the Company to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company, the Trustee or the Holder of any Note receives any Securities Payment before all Senior Debt is paid in full or payment thereof is provided for in cash or cash equivalents or otherwise in a manner satisfactory to the holders of such Senior Debt, then and in such event such Securities Payment will be required to be paid over or delivered forthwith for application to the payment of all Senior Debt remaining unpaid, to the extent necessary to pay the Senior Debt in full. (Sections 1201 and 1202).

The Company may not make any Securities Payments if there has occurred and is continuing a default in the payment of the principal of (or premium, if any) or interest on Senior Debt (a "Senior Payment Default"). In addition, if any default (other than a Senior Payment Default), with respect to any Senior Debt permitting after notice or lapse of time (or both) the holders thereof (or a trustee on behalf thereof) to accelerate the maturity thereof (a "Senior Nonmonetary Default") has occurred and is continuing and the Company and the Trustee have received written notice thereof from the Administrative Agent under the Credit Facility (or if the Credit Facility has been terminated, from any holder of Senior Debt with a principal amount in excess of $15.0 million), then the Company may not make any Securities Payments for a period (a "blockage period") commencing on the date the Company and the Trustee receive such written notice and ending on the earlier of (x) 179 days after such date and (y) the date, if any, on which the Senior Debt to which such default relates is discharged or such default is waived or otherwise cured. (Section 1203).

In any event, not more than one blockage period may be commenced during any period of 360 consecutive days, and there must be a period of at least 181 consecutive days in each period of 360 consecutive days when no blockage period is in effect. No Senior Nonmonetary Default that existed or was continuing on the date of commencement of any blockage period with respect to the Senior Debt will be, or can be, made the basis for the commencement of a subsequent blockage period, unless such default has been cured or waived for a period of not less than 90 consecutive days. In the event that, notwithstanding the foregoing, the Company makes any Securities Payment to the Trustee or any Holder of a Note prohibited by the subordination provisions, then and in such event such Securities Payment will be required to be paid over and delivered forthwith. (Section 1203).

By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Debt or of the Notes may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the Holders of the Notes.

The subordination provisions described above will cease to be applicable to the Notes upon any defeasance or covenant defeasance of the Notes as described under "Defeasance."


On a pro forma basis, as of September 30, 1996, after giving effect to the Spin-Off Distributions, the sale of the Notes and the application of the proceeds thereof and $350.0 million of borrowings under the Term Loans, there was $367 million of Senior Debt of the Company outstanding, of which $350 million would have been guaranteed by the Guarantors on a senior basis. While the Indenture will limit, subject to certain financial tests, the amount of additional Debt that the Company and its Restricted Subsidiaries can Incur, the Company may from time to time hereafter Incur additional Debt constituting Senior Debt, including up to $100.0 million under the Working Capital Facility, substantially all of which is anticipated to be available at the Closing Date. See "--Certain Covenants--Limitation on Incurrence of Debt."

Senior Subordinated Guarantees

The Guarantors will, jointly and severally, on a senior subordinated basis, fully and unconditionally guarantee the due and punctual payment of principal of (and premium, if any) and interest on the Notes, when and as the same shall become due and

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

payable, whether at the maturity date, by declaration of acceleration, call for redemption or otherwise. As described below, the Senior Subordinated Guarantees will automatically terminate if the related guarantees of the Credit Facility are terminated.

The Senior Subordinated Guarantees will be subordinate in right of payment to the prior payment in full of all Senior Guarantees to substantially the same extent as the Notes are subordinated to Senior Debt. The term "Senior Guarantees" means all obligations of the Guarantors under guarantees of Senior Debt of the Company. No payment will be made by the Guarantors under the Senior Subordinated Guarantees in respect of the Notes during any period that payments by the Company on the Notes are suspended by the subordination provisions of the Indenture as described above under "Subordination." By reason of these provisions, in the event of insolvency, Holders of the Notes and the related Senior Subordinated Guarantees may recover less, ratably, than other creditors of the Company, including holders of Senior Guarantees. (Sections 1401 and 1402).

The Senior Subordinated Guarantees will remain in effect with respect to each Guarantor until the entire principal of, premium, if any, and interest on the Notes shall have been paid in full or otherwise discharged in accordance with the provisions of the Indenture; provided, however, that if (i) such Guarantor ceases to be a Restricted Subsidiary, (ii) such Guarantor ceases to guarantee the Credit Facility, (iii) the Notes are defeased and discharged as described under Clause (A) under "Defeasance" or (iv) all or substantially all of the assets of such Guarantor or all of the Capital Stock of such Guarantor is sold (including by issuance, merger, consolidation or otherwise) by the Company or any of its Subsidiaries in a transaction constituting an Asset Disposition and the Net Available Proceeds from such Asset Disposition are applied in accordance with the provisions described under "Repurchase at the Option of Holders--Asset Dispositions," then in each case of (i), (ii), (iii) and (iv) above, such Guarantor or the corporation acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets or Capital Stock of such Guarantor) shall be released and discharged of its Senior Subordinated Guarantee obligations.

Subject to payment in full of all Senior Guarantees, the rights of the Holders of the Notes under the related Senior Subordinated Guarantees will be subrogated to the rights of the holders of Senior Guarantees to receive payments or distributions of cash, property or securities of the Guarantors applicable to Senior Guarantees.

Certain Covenants

The Indenture contains, among others, the following covenants:

   Limitation on Incurrence of Debt

The Company may not, and may not permit any Restricted Subsidiary to, Incur any Debt unless, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds thereof, the Consolidated EBITDA Coverage Ratio of the Company for the four full fiscal quarters for which internal financial statements are available immediately preceding the Incurrence of such Debt, calculated on a pro forma basis as if such Debt had been Incurred and the proceeds thereof had been received and so applied at the beginning of the four full fiscal quarters, would be greater than 2.50 to 1.0 if such date is on or prior to December 31, 1998, 2.75 to 1.0 if such date is after December 31, 1998 and on or prior to December 31, 1999 and 3.0 to 1.0 if thereafter. (Section
1008).

Without regard to the foregoing limitations, the Company or any Restricted Subsidiary of the Company may Incur the following Debt:

    (i) Debt under the Credit Facility in an aggregate principal amount at any one time outstanding not to exceed $450.0 million less (A) principal payments on any term loan facility under the Credit Facility required to be made by the terms of the Credit Facility as in effect on the date of the Indenture and actually made and (B) any amounts by which the Working Capital Facility commitments are permanently reduced by the terms of the Credit Facility as in effect on the date of the Indenture; provided, that Clause (B) shall not apply to a refinancing or refunding of the Working Capital Facility so long as such refinancing or refunding complies with Clause (vii) below

    (ii) Debt evidenced by the Notes;

    (iii) Debt of the Company or any Restricted Subsidiary (other than Debt referred to in Clauses (i) and (ii) above) outstanding on the date of the Indenture;

    (iv) Debt owed by the Company to any Wholly Owned Restricted Subsidiary or Debt owed by a Wholly Owned Restricted Subsidiary to the Company; provided, however, that (a) any such Debt owing by the Company to a Wholly Owned Restricted Subsidiary shall be Subordinated Debt and (b) upon either (1) the transfer or other disposition by such Wholly Owned Restricted Subsidiary or the Company of any Debt so permitted to a Person other than the Company or another Wholly Owned Restricted Subsidiary or (2) the issuance (other than directors' qualifying shares), sale, lease, transfer or other disposition of shares of Capital Stock (including by consolidation or merger) of such Wholly Owned Restricted Subsidiary to a Person other than the Company or another such Wholly Owned Restricted Subsidiary, the provisions of this

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  Clause (iv) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred at the time of such transfer or other disposition or such issuance, sale, lease, transfer, or other disposition;

    (v) Obligations under Interest Rate Agreements in respect of Debt permitted to be incurred by the Company pursuant to the Indenture to the extent the notional principal amount of such Interest Rate Agreements does not exceed the aggregate principal amount of the Debt to which such Interest Rate Agreements relate; provided, however, that (A) such Interest Rate Agreements are used solely to hedge the related Debt and (B) the profits and losses with respect to the Interest Rate Agreements are included as interest expense under generally accepted accounting principles;

    (vi) Debt Incurred by the Company or any Restricted Subsidiary in respect of
  (x) bid or performance bonds entered into in favor of governmental entities or
  (y) surety or appeal bonds, which, in each case are entered into in the ordinary course of business;

    (vii) Debt Incurred to renew, extend, refinance or refund any outstanding Debt permitted by Clauses (i), (ii) and (iii) above or this Clause (vii); provided, however, that such Debt does not exceed the principal amount of Debt (or, in the case of Debt issued at a discount from its principal amount, the amount then payable upon an acceleration thereof) so renewed, extended, refinanced or refunded (plus accrued interest, fees, expenses, premiums and other amounts payable in connection therewith in an amount not in excess of 1% of the principal amount (or, in the case of Debt issued at a discount, the amount payable upon acceleration) of the Debt being renewed, extended, refinanced or refunded); and provided further, that (A) Debt the proceeds of which are used to refinance or refund Debt which is Pari Passu to the Notes or Debt which is subordinate in right of payment to the Notes shall only be permitted if in the case of any refinancing or refunding of Debt which is Pari Passu to the Notes, the refinancing or refunding Debt is made Pari Passu to the Notes or subordinated to the Notes, and, in the case of any refinancing or refunding of Debt which is subordinated to the Notes, the refinancing or refunding Debt is made subordinate to the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Debt being refinanced or refunded and (B) such refinancing or refunding Debt
  (x) does not have a final scheduled maturity earlier than the final scheduled maturity of the refinanced or refunded Debt or permit redemption or other retirement of such Debt (including pursuant to an offer to purchase by the Company) at the option of the holder thereof prior to the final stated maturity of the Debt being refinanced or refunded, other than a redemption or other retirement at the option of the holder of such Debt on terms at least as favorable to the Holders of the Notes as those contained in the Debt being refinanced or refunded and (y) does not have a Weighted Average Life less than the Weighted Average Life of the Debt being refinanced or refunded; and

    (viii) Debt in addition to that otherwise permitted to be Incurred pursuant to Clauses (i) through (vii) above, which, together with any other outstanding Debt Incurred pursuant to this Clause (viii), has an aggregate principal amount not in excess of $20.0 million at any one time outstanding. (Section
  1008).

   Limitation on Layered and Junior Debt

The Company may not (i) Incur or suffer to exist any Debt that is by its terms subordinate in right of payment to any other Debt of the Company unless such Debt is also Pari Passu with or subordinate by its terms in right of payment to the Notes or (ii) permit any Guarantor to Incur or suffer to exist any Debt that is by its terms subordinate in right of payment to any other Debt of the Guarantor unless such Debt is also Pari Passu with or subordinate by its terms in right of payment to the Senior Subordinated Guarantees. (Section 1009).

   Limitation on Restricted Payments

The Company may not directly or indirectly, (i) declare or pay any dividend, or make any distribution, of any kind or character (whether in cash, property or securities) in respect of its Capital Stock or to the holders thereof in their capacity as such (excluding the Spin-Off Payments and any dividends or distributions payable solely in shares of its Capital Stock (other than Redeemable Interests) or in options, warrants or other rights to acquire its Capital Stock (other than Redeemable Interests)), (ii) purchase, redeem or otherwise acquire or retire for value, or permit any Restricted Subsidiary to purchase, redeem or otherwise acquire or retire for value (a) any Capital Stock of the Company or any Capital Stock of or other ownership interests in any Subsidiary or any Affiliate or Related Person of the Company (other than any such acquisition which results in such Subsidiary, Affiliate or Related Person becoming a Restricted Subsidiary) or (b) any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company or any Capital Stock of or other ownership interests in any Subsidiary or any Affiliate or Related Person of the Company (excluding the redemption or repurchase by any Restricted Subsidiary of any of its Capital Stock, other ownership interests or options, warrants or rights to purchase such Capital Stock or other ownership interests, in each case, owned by the Company or a Wholly Owned Restricted Subsidiary and any such acquisition that results in such Subsidiary, Affiliate or Related Person becoming a Restricted Subsidiary), (iii) permit any Restricted Subsidiary to declare or pay any dividend, or make any distribution, of any kind or character (whether in cash, property or securities) in respect of the Capital Stock of or other ownership interests in such Restricted Subsidiary or to the holders of such Restricted Subsidiary's Capital Stock or other ownership interests (excluding any dividends or distributions payable solely in shares of Capital Stock of or other ownership interests in such Restricted Subsidiary (other than Redeemable Interests) or in options, warrants or other rights to acquire Capital Stock of or other ownership interests in such Restricted Subsidiary (other than Redeemable Interests)) other than (A) the payment by any Restricted Subsidiary of dividends or other distributions to the Company or a Wholly Owned Restricted Subsidiary, or (B) the payment of pro rata dividends to holders of both minority and majority interests in the Capital Stock or other ownership interests of any such Restricted Subsidiary, (iv) make, or permit any Restricted Subsidiary to make, any Investment in any Person that is not a Permitted Investment or (v) redeem, defease, repurchase, retire or otherwise acquire or retire for value prior to any scheduled maturity, repayment or sinking fund payment, Debt of the Company (other than the Notes) that is Pari Passu with or subordinate in right of payment to the Notes (each of the transactions described in Clauses (i) through (v) being a "Restricted Payment"), if:

    (1) an Event of Default, or an event that with the lapse of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and be continuing;

    (2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the most recently ended four full fiscal quarter period for which internal financial statements are available immediately preceding the date of such Restricted Payment, not have been permitted to Incur at least $1.00 of additional Debt pursuant to the Consolidated EBITDA Coverage Ratio test set forth in the first paragraph under "Limitation on Incurrence of Debt" above; or

    (3) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments (excluding Restricted Payments permitted by Clauses (i) through (vii) of the next succeeding paragraph) from the date of the Indenture (the amount so expended, if other than in cash, determined in good faith by the Board of Directors) exceeds the sum, without duplication, of: (a) 50% of the cumulative Consolidated Net Income of the Company (or, in the case such Consolidated Net Income shall be negative, less 100% of such deficit) for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment; provided that for purposes of this clause (a), Consolidated Net Income of the Company will be calculated excluding extraordinary losses resulting from the Spin-Off Distributions; plus (b) 100% of the aggregate net cash proceeds from the issuance and sale (other than to a Restricted Subsidiary of the Company) of Capital Stock (other than Redeemable Interests) of the Company and options, warrants or other rights on Capital Stock (other than Redeemable Interests and Debt convertible into Capital Stock) of the Company and the principal amount of Debt and Redeemable Interests of the Company that has been converted into Capital Stock (other than Redeemable Interests) of the Company after the date of the Indenture, provided that any such net proceeds received by the Company from an employee stock ownership plan financed by loans from the Company or a Subsidiary of the Company shall be included only to the extent such loans have been repaid with cash on or prior to the date of determination; plus (c) 50% of any dividends received by the Company or a Wholly Owned Restricted Subsidiary after the date of the Indenture from an Unrestricted Subsidiary of the Company; plus (d) to the extent not otherwise taken into account in this subsection (3), any return of a capital investment made by the Company in another Person and treated as a Restricted Payment under Clause (ii) or (iv) to the extent received in cash or Cash Equivalents and in an amount not in excess of such Restricted Payment plus (e) $10.0 million. (Section 1010).

The foregoing covenant will not be violated by reason of:

    (i) the payment of any dividend within 60 days after declaration thereof if at the declaration date such payment would have complied with the foregoing covenant and the amount of such dividend was included in the aggregate amount of Restricted Payments pursuant to Clause (3) above;

    (ii) any renewal, extension, refinancing or refunding of Debt permitted pursuant to Clause (vii) in the second paragraph under "Limitation on Incurrence of Debt" above;

    (iii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company in exchange for, or out of the net cash proceeds of, the substantially concurrent issuance or sale (other than to a Restricted Subsidiary of the Company) of Capital Stock (other than Redeemable Interests) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such purchase, redemption or other acquisition or retirement for value shall be excluded from Clause (3)(b) in the foregoing paragraph;

    (iv) any purchase or other acquisition of Common Stock of the Company that is contributed to any employee plan qualified under Section 401(a) of the Internal Revenue Code or an employee stock purchase plan, in either case that was either funded by employee contributions or deducted as an expense in determining Consolidated Net Income of the Company;

    (v) the sale, lease or other disposition of any Non-Core Asset; provided that the Board of Directors determines that such sale, lease or other disposition is in the best interests of the Company;

    (vi) any Permitted Joint Venture Investment made after the date of the Indenture; provided that the Consolidated EBITDA of the Company attributable to such Investment for the four full fiscal quarters for which internal financial statements are available immediately preceding the date of such Investment, together with the Consolidated EBITDA of the Company attributable to any other Permitted Joint Venture Investment made pursuant to this Clause (vi), shall not exceed 10% of the Consolidated EBITDA of the Company for the four full fiscal quarters for which internal financial statements are available immediately preceding the making of such Permitted Joint Venture Investment; and provided, further, that the Company would, at the time the Company makes a Permitted Joint Venture Investment pursuant to this Clause (vi) and after giving pro forma effect thereto as if such Permitted Joint Venture Investment had occurred at the beginning of the most recently ended four full fiscal quarter period for which internal financial statements are available immediately preceding the date of such Permitted Joint Venture Investment, have been permitted to Incur at least $1.00 of additional Debt pursuant to the Consolidated EBITDA Coverage Ratio test set forth in the first paragraph under "--Limitation on Incurrence of Debt;" or

    (vii) the redemption of Quest Diagnostics Rights pursuant to the Quest Diagnostics Rights Agreement (or any successor agreement) in an amount not to exceed $.01 per Quest Diagnostics Right.

Upon the designation of any Restricted Subsidiary as an Unrestricted Subsidiary (other than pursuant to Clauses (v) and (vi) above), an amount equal to the fair market value of all of the assets of such Restricted Subsidiary prior to such change will be deemed to be a Restricted Payment for purposes of calculating the aggregate amount of Restricted Payments pursuant to Clause (3) above. (Section 1010)

   Limitation on Leases

The Company may not, and may not permit any Restricted Subsidiary to, Incur any Operating Lease except:

    (i) any Operating Lease in effect on the date of the Indenture;

    (ii) any Operating Lease relating to personal property used in the Company's or a Restricted Subsidiary's ordinary course of business;

    (iii) any Operating Lease of real property having an annualized Rental Expense of less than $0.625 million;

    (iv) any Operating Lease (A) Incurred by a Person prior to the time such Person became a Restricted Subsidiary, (B) acquired by the Company or any Restricted Subsidiary through a purchase or other acquisition of assets or (C) Incurred by a Restricted Subsidiary in connection with a merger or consolidation with or into another Person (other than a Restricted Subsidiary) in a transaction in which such Person becomes a Restricted Subsidiary of the Company; provided, that, in the case of any Operating Lease Incurred pursuant to Clause (A) or (C) of this Clause (iv), such Operating Lease was not Incurred in anticipation of such transaction and was outstanding prior to such transaction; and provided further, that the difference, if any, (but not less than zero) of (A) the annualized Rental Expense of such Operating Lease and
  (B) the annualized Rental Expense of any equivalent or similar Operating Lease relating to assets or properties disposed of in connection with such transaction and as to which the Company or such Restricted Subsidiary is no longer, directly or indirectly, liable or obligated under or as to which another Person with a Credit Rating equal to or greater than the Company shall have agreed to indemnify and hold harmless the Company or such Restricted Subsidiary with respect to all of its liabilities and obligations under such Operating Lease, together with the annualized Rental Expense of any other Operating Lease Incurred pursuant to this Clause (iv), shall not exceed $3.0 million in any fiscal year;


    (v) any Operating Lease in addition to those described in Clauses (i) through (iv) above and Clauses (vi) through (viii) below Incurred after the date of the Indenture the annualized Rental Expense of which, together with the annualized Rental Expense of any other Operating Lease Incurred pursuant to this internal Clause (v), shall not exceed 3% of the Consolidated
  EBITDA of the Company for the four full fiscal quarters for which internal financial statements are available immediately preceding the Incurrence of such Operating Lease;

    (vi) any Operating Lease between the Company and a Wholly Owned Restricted Subsidiary or between a Wholly Owned Restricted Subsidiary and the Company or another Wholly Owned Restricted Subsidiary; provided, however, that in the case of the issuance (other than directors' qualifying shares), sale, lease, transfer or other disposition of shares of Capital Stock (including by a consolidation or merger) of such Wholly Owned Restricted Subsidiary to a Person other than the Company or another Wholly Owned Restricted Subsidiary, the provisions of this Clause (vi) shall no longer be applicable to such Operating Lease and such Operating Lease shall be deemed to have been Incurred at that time;

    (vii) at the election of the Company, any Operating Lease in addition to that permitted to be Incurred pursuant to Clauses (i) through (vi) above and Clause (viii) below if (a) the Company treats the Attributable Value of such Operating Lease as Debt for all purposes under the Indenture, including for purposes of the pro forma calculation required by this Clause
  (vii), (b) the portion of Rental Expense in respect of such Operating Lease that would have been allocable to interest expense in accordance with generally accepted accounting principles if such Operating Lease was treated as a Capitalized Lease Obligation is treated as Consolidated Interest Expense of the Company for all purposes of the Indenture, including for purposes of the pro forma calculation required by this Clause
  (vii), and (c) the Company would, at the time of such Incurrence and after giving pro forma effect thereto as if such Incurrence had occurred at the beginning of the most recently ended four full fiscal quarter period for which internal financial statements are available immediately preceding the date of such Incurrence, have been permitted to Incur at least $1.00 of additional Debt pursuant to the Consolidated EBITDA Coverage Ratio test set forth in the first paragraph under "--Limitation on Incurrence of Debt"; and


    (viii) any renewal, extension or replacement (each a "replacement") of any Operating Lease permitted by Clause (i), (iv), (v) or (vii) or this Clause
  (viii); provided, that the Incurrence of an Operating Lease shall be deemed to be the replacement of another Operating Lease so long as the obligation to pay rent or other amounts does not begin earlier than one year prior to the end of the term of the Operating Lease being replaced. (Section 1011).


   Limitations Concerning Distributions by Subsidiaries, Etc.

The Company may not, and may not permit any Restricted Subsidiary to, suffer to exist any consensual encumbrance or restriction on the ability of any Restricted Subsidiary (i) to pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock or other ownership interests or pay any Debt or other obligation owed to the Company or any other Restricted Subsidiary; (ii) to make loans or advances to the Company or any Restricted Subsidiary; or (iii) to sell, lease or transfer any of its property or assets to the Company or any Wholly Owned Restricted Subsidiary, except, in any such case, any encumbrance or restriction: (a) pursuant to the Notes, the Indenture, the Credit Facility and any other agreement in effect on the date of the Indenture,
(b) pursuant to an agreement relating to any Debt Incurred by a Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company and outstanding on such date and not Incurred in anticipation of becoming a Restricted Subsidiary, (c) pursuant to an agreement which has been entered into for the pending sale or disposition of all or substantially all of the assets of such Restricted Subsidiary or all or substantially all of the Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, provided that such restriction terminates upon consummation of such disposition, (d) pursuant to customary provisions restricting assignments of contracts or subleases of leases, in each case, entered into in the ordinary course of business, (e) pursuant to purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in Clause (iii) above on the property so acquired, (f) pursuant to an agreement effecting a renewal, extension, refinancing or refunding of Debt Incurred pursuant to an agreement referred to in Clause (a) or (b) above (provided that the provisions relating to such encumbrance or restriction contained in such renewal, extension, refinancing or refunding are no more restrictive in any material respect than the provisions contained in the agreement it replaces) or (g) pursuant to or by reason of applicable law. (Section 1012).

   Limitation on Liens

The Company may not, and may not permit any Restricted Subsidiary to, Incur any Lien on property or assets of the Company or such Restricted Subsidiary to secure Debt that is Pari Passu or subordinate in right of payment to the Notes without making, or causing such Restricted Subsidiary to make, effective provision for securing the Notes (and, if the Company may so determine, any other Debt of the Company or of such Restricted Subsidiary that is not Pari Passu or subordinate to the Notes) (i) in the case of Debt that is Pari Passu with the Notes, Pari Passu with such Debt and (ii) in the case of Debt that is subordinated in right of payment to the Notes prior to such Debt, in each case, as to such property for so long as such Debt will be so secured. (Section 1013).

The Company may not, and may not permit any Restricted Subsidiary to, Incur any Lien (other than Permitted Liens) on property or assets of the Company or such Restricted Subsidiary to secure Debt that is not Pari Passu or subordinate in right of payment to the Notes without making, or causing such Restricted Subsidiary to make, effective provision for securing the Notes (and, if the Company may so determine, any other Debt of the Company or of such Restricted Subsidiary that is not subordinate to the Notes) equally and ratably with (or prior to) such Debt as to such property for so long as such Debt will be so secured. (Section 1013).

   Limitation on Transactions with Affiliates and Related Persons

The Company may not, and may not permit any Restricted Subsidiary of the Company to, directly or indirectly, enter into any transaction after the date of the Indenture with any Affiliate or Related Person of the Company unless
(i) such Affiliate or Related Person is (both before and after such transaction) (a) a Wholly Owned Subsidiary of the Company or (b) another Sub-sidiary of the Company the minority interests in which are not held by any Affiliate or Related Person of the Company; (ii) such transaction is the payment of directors' fees; (iii) such transaction is the entering into of a laboratory services agreement in the ordinary course of the Company's or a Restricted Subsidiary's business on terms that are no less favorable to the Company or such Restricted Subsidiary as those that could be obtained in a comparable arm's length transaction; (iv) such transaction is the entering into a compensation arrangement between the Company or a Restricted Subsidiary and one of its employees, which transaction is approved by the compensation committee of the Board of Directors; (v) the transaction contemplated by Clause (ix) of the definition of Permitted Investments; or (vi) the following action is taken: (a) if the total consideration paid by the Company or such Restricted Subsidiary in such transaction (or series of transactions) of which it is a part (including cash, the fair value of non-cash property and the principal amount of any Debt assumed) (the "Consideration") is less than $5 million, then a duly authorized executive officer of the Company will deliver an officer's certificate to the Trustee within 10 days of such transaction (or series of transactions) wherein such officer certifies on behalf of the Company that in his or her good faith judgment the terms of the transaction (or series of transactions) are in the best interests of the Company and are no less favorable to the Company than those that could be obtained in a comparable arm's length transaction (or series of transactions) with an entity that is not a Affiliate or a Related Person; (b) if the Consideration is between $5 million and $15 million, then the determinations referred to in Clause (a) above must be made by a majority of the disinterested members of the Board of Directors; and (c) if the Consideration is greater than $15 million, then the determinations referred to in Clause (a) above, in addition to the action required by Clause (b) above, must also be confirmed by a nationally recognized investment banking firm (which may not be an Affiliate or Related Person of the Company), in a written opinion delivered to the Board of Directors prior to consummation of such transaction (or series of transactions); provided, however, that the foregoing restriction will not apply to the Intercompany Agreements as in effect on the date of the Indenture or the transactions contemplated thereby. (Section 1015).

   Limitation on Sale of Capital Stock of Restricted Subsidiaries

The Company may not, and may not permit any Restricted Subsidiary to, issue, transfer, convey or otherwise dispose of any shares of Capital Stock (other than Preferred Stock that is not required or permitted to be redeemed or otherwise repaid, at the option of such Restricted Subsidiary or the holders thereof, prior to the final Stated Maturity of the Notes) of a Restricted Subsidiary or securities convertible or exchangeable into, or options, warrants, rights or any other interest with respect to, Capital Stock of a Restricted Subsidiary to any Person other than the Company or a Wholly Owned Restricted Subsidiary except in a transaction consisting of a sale of all of the Capital Stock of such Restricted Subsidiary owned by the Company and any Subsidiary of the Company and that complies with the provisions described under "Repurchase at the Option of Holders--Asset Dispositions" above to the extent such provisions apply. (Section
1016).

   Provision of Financial Information

Whether or not the Company is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the Company will file with the Commission the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13(a) or 15(d) if the Company were subject to such Section and will also provide to all Holders and file with the Trustee copies of such reports. (Section 1018).

   Unrestricted Subsidiaries

The Company may at any time designate any Person that after the date of the Indenture becomes a Subsidiary of the Company as an "Unrestricted Subsidiary," whereupon (and until such Person ceases to be an Unrestricted Subsidiary) such Person and each other Person that is then or thereafter becomes a Subsidiary of such Person will be deemed to be an Unrestricted Subsidiary. In addition, the Company may at any time terminate the status of any Subsidiary of the Company as an Unrestricted Subsidiary, whereupon such Subsidiary and each other Subsidiary of the Company (if any) of which such Subsidiary is a Subsidiary will cease to be an Unrestricted Subsidiary. (Section 1019).

Notwithstanding the foregoing, no change in the status of a Subsidiary of the Company from a Restricted Subsidiary to an Unrestricted Subsidiary or an Unrestricted Subsidiary to a Restricted Subsidiary (other than the change in status of a Non-Core Asset from a Restricted Subsidiary holding only Non-Core Assets to an Unrestricted Subsidiary) will be effective, unless (i) the Company would, at the time of such designation and after giving pro forma effect thereto as if such designation had occurred at the beginning of the most recently ended four full fiscal quarter period for which internal financial statements are available immediately preceding the date of such designation, have been permitted to Incur at least $1.00 of additional Debt pursuant to the Consolidated EBITDA Coverage Ratio test set forth in the first paragraph under "--Limitation on Incurrence of Debt"; (ii) in the case of any change in status of such a Subsidiary from a Restricted Subsidiary to an Unrestricted Subsidiary (other than pursuant to Clause (vi) of "Limitation on Restricted Payments" covenant), the fair market value of all assets of such Restricted Subsidiary prior to such change will be deemed a Restricted Payment for purposes of calculating the aggregate amount of

Restricted Payments pursuant to the provisions described in the first paragraph under "Limitation on Restricted Payments" above, and the incurrence of such Restricted Payment would be permitted by such covenant and (iii) such change would not otherwise result (after the giving of notice or the lapse of time, or both) in an Event of Default. In addition and notwithstanding the foregoing, no change in the status of a Subsidiary of the Company from a Restricted Subsidiary to an Unrestricted Subsidiary, and the status of any Subsidiary of the Company as an Unrestricted Subsidiary will be deemed to have been immediately terminated (with the effect described in the immediately preceding sentence) at any time when, (i) such Subsidiary (A) has outstanding Debt that is Unpermitted Debt or
(B) owns or holds any Capital Stock of or other ownership interests in, or a Lien on any property or other assets of, the Company or any of its Restricted Subsidiaries, (ii) the Company or any Restricted Subsidiary (A) provides credit support for, or a Guaranty of, any Debt of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or (B) is directly or indirectly liable for any Debt of such Subsidiary or (iii) if and only if such Subsidiary does business under the name "Quest" or "Quest Diagnostics", such Subsidiary fails to notify in writing the holders of its Debt that such Debt is without recourse to the property and assets of the Company and its Restricted Subsidiaries. Any such termination otherwise prohibited by the restrictions described in the first sentence of this paragraph will be deemed to result in a default under the Indenture. "Unpermitted Debt" means any Debt of a Subsidiary of the Company if (x) a default thereunder (or under any instrument or agreement pursuant to or by which such Debt is issued, secured or evidenced), or any right that the holders thereof may have to take enforcement action against such Subsidiary or its property or other assets, would permit (whether or not after the giving of notice or the lapse of time or both) the holders of any Debt of the Company or any Restricted Subsidiary to declare the same due and payable prior to the date on which it otherwise would have become due and payable or otherwise to take any enforcement action against the Company or any such Restricted Subsidiary or (y) such Debt is secured by a Lien on any property or other assets of the Company and any of its Restricted Subsidiaries. (Section
1019).

Mergers, Consolidations and Certain Sales of Assets

The Company (i) may not consolidate with or merge into any Person (other than a Wholly Owned Restricted Subsidiary) or permit any Person (other than a Wholly Owned Restricted Subsidiary) to consolidate with or merge into the Company; and
(ii) may not, directly or indirectly, in one or a series of transactions, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its properties and assets; unless, in each case: (1) immediately before and after giving effect to such transaction (or series) and treating any Debt Incurred by the Company or a Restricted Subsidiary as a result of such transaction (or series) as having been Incurred by the Company or such Restricted Subsidiary at the time of the transaction (or series), no Event of Default or event that with the passing of time or the giving of notice, or both, will constitute an Event of Default shall have occurred and be continuing; (2) in a transaction (or series) in which the Company does not survive or in which the Company transfers, conveys, sells, leases or otherwise disposes of all or substantially all of its properties and assets, the successor entity is a corporation, partnership, limited liability company or business trust and is organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and expressly assumes, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all the Company's obligations under the Indenture;
(3) immediately after giving effect to such transaction (or series), the Company or the successor entity would have a Consolidated Net Worth not less than 95% of the Consolidated Net Worth of the Company immediately prior to such transaction (or series); (4) the Company would, at the time of such transaction (or series) and after giving pro forma effect thereto as if such transaction (or series) had occurred at the beginning of the most recently ended four full fiscal quarter period for which internal financial statements are available immediately preceding the date of such transaction (or series), have been permitted to Incur at least $1.00 of additional Debt pursuant to the Consolidated EBITDA Coverage Ratio test set forth in the first paragraph under "Certain Covenants--Limitation on Incurrence of Debt" above; (5) if, as a result of any such transaction, property or assets of the Company or any Restricted Subsidiary would become subject to a Lien prohibited by the "Certain Covenants--Limitation on Liens" covenant, the Company or the successor entity will have secured the Notes as required by such covenant; and (6) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel as specified in the Indenture. (Section 801).

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101).

"Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Asset Disposition" by any Person means any transfer, conveyance, sale, lease or other disposition by such Person (including a consolidation or merger or other sale of any Restricted Subsidiary with, into or to another Person in a transaction in which such

Restricted Subsidiary ceases to be a Subsidiary of such Person) of (i) shares of Capital Stock (other than directors' qualifying shares) or other ownership interests of a Restricted Subsidiary or (ii) the property or assets of such Person or any Restricted Subsidiary representing a division or line of business or (iii) other assets or rights of such Person or any Restricted Subsidiary outside of the ordinary course of business: but excluding (i) one or more Asset Dispositions that in any fiscal year result in aggregate net proceeds of less than $1.0 million, (ii) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under "Mergers, Consolidations and Certain Sales of Assets," (iii) any disposition that constitutes a Restricted Payment or Permitted Investment that is permitted pursuant to the provisions described under "Certain Covenants--Limitation on Restricted Payments" and (iv) any transfer, conveyance, lease, sale or other disposition of the Company's laboratory facility in Boston, Massachusetts.

"Attributable Value" means, as to any Operating Lease of any Person, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the initial term thereof as determined in accordance with generally accepted accounting principles, discounted from the last date of such initial term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capital Lease Obligation with like term in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of penalty, such net amount shall also include the lesser of the amount of such penalty (in which case no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the rent which would otherwise be required to be paid if such lease is not so terminated.

"Board of Directors" means the Board of Directors of the Company or a duly authorized committee thereof.

"Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

"Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of equity interests of such Person.

"Cash Equivalents" means, at any time, (i) any Debt (other than any Debt issued at a discount) fully guaranteed as to principal and interest by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof); (ii) certificates of deposit of any financial institution that has combined capital and surplus and undivided profits of not less than $50,000,000 (or the equivalent thereof in another currency) and has a long-term debt rating of at least "AA" by Standard & Poor's Ratings Group ("S&P") or at least "Aa3" by Moody's Investors Service, Inc. ("Moody's"), (iii) repurchase obligations for underlying securities of the type described in Clause (i) above entered into with any financial institution meeting the qualifications specified in Clause
(ii) above or (iv) commercial paper issued by a corporation (other than Corning) organized under the laws of any State of the United States and rated at least A-1 by S&P or at least P-1 by Moody's or (v) readily marketable securities (other than securities issued at a discount) issued or fully and unconditionally guaranteed by any state of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least A-1 by S&P or at least P-1 by Moody's.

"Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

"Consolidated EBITDA" of any Person means for any period the Consolidated Net Income of such Person for such period increased by the sum of (i) Consolidated Interest Expense of such Person for such period, plus (ii) Consolidated Income Tax Expense of such Person for such period, plus (iii) the consolidated depreciation and amortization expense deducted in determining the Consolidated Net Income of such Person for such period; provided, however, that the Consolidated Interest Expense, Consolidated Income Tax Expense and consolidated depreciation and amortization expense of a Consolidated Subsidiary of such Person shall be added to the Consolidated Net Income pursuant to the foregoing only (x) to the extent and, in the case of a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary, in the same proportion that the Consolidated Net Income of such Consolidated Subsidiary was included in calculating the Consolidated Net Income of such Person and (y) only to the extent that the amount specified in Clause (x) is not subject to restrictions that prevent the payment of dividends or the making of distributions to such Person.

"Consolidated EBITDA Coverage Ratio" of any Person means for any period (the "Reference Perod") with respect to any date of computation (the "Transaction Date") the ratio of (i) Consolidated EBITDA of such Person for such period to
(ii) Consolidated Interest Expense of such Person for such period. In making the foregoing calculation, (A) pro forma effect shall be given to any Debt Incurred during such Reference Period or subsequent to the end of such Reference Period and on or prior to the Transaction Date to the extent such Debt is outstanding at the Transaction Date, in each case as if such Debt had been Incurred on the first day of such Reference Period and after giving pro forma effect to the application of the proceeds thereof as if such application had occurred on such first day; (B) Consolidated Interest Expense attributable to interest on any Debt (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Debt if such Interest Rate Agreement has a remaining term in excess of 12 months or at least equal to the remaining term of such Debt) had been the applicable rate for the entire period; (C) there shall be excluded from Consolidated Interest Expense any Consolidated Interest Expense related to any amount of Debt that was outstanding during such Reference Period or thereafter but that is not outstanding or is to be repaid on the Transaction Date; and (D) pro forma effect shall be given to asset dispositions and asset acquisitions by such Person (including giving pro forma effect to the application of proceeds of any asset disposition) that occur during such Reference Period or thereafter and prior to the Transaction Date as if they had occurred and such proceeds had been applied on the first day of such Reference Period.

"Consolidated Income Tax Expense" of any Person means for any period the consolidated provision for income taxes of such Person and its Consolidated Subsidiaries for such period determined in accordance with generally accepted accounting principles.

"Consolidated Interest Expense" of any Person means for any period the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of such Person and its Consolidated Subsidiaries for such period determined in accordance with generally accepted accounting principles, including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the portion of any rental obligation in respect of any Capital Lease Obligation allocable to interest expense in accordance with generally accepted accounting principles; (ii) the amortization of Debt discounts; (iii) any payments or fees with respect to letters of credit, bankers' acceptances or similar facilities; (iv) fees with respect to Interest Rate Agreements or foreign currency hedge, exchange or similar agreements; (v) an amount calculated by dividing the Preferred Stock dividends declared and paid or payable in cash by a number equal to (a) one minus (b) the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal; (vi) the portion of the rental obligation in respect of any Sale and Leaseback Transaction allocable to interest expense (determined as if such obligation were a Capital Lease Obligation); (vii) any interest capitalized in accordance with generally accepted accounting principles and (viii) the portion of any Rental Expense in respect of any Specified Operating Lease which would have been allocable to interest expense in accordance with generally accepted accounting principles if such Specified Operating Lease were treated as a Capitalized Lease Obligation.

"Consolidated Net Income" of any Person means for any period the consolidated net income (or loss) of such Person and its Consolidated Subsidiaries for such period determined in accordance with generally accepted accounting principles; provided that there shall be excluded therefrom to the extent included therein, without duplication, (a) the net income (or loss) of any Person acquired by such Person or a Restricted Subsidiary of such Person in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (but not net loss) of any Consolidated Subsidiary of such Person that is subject to restrictions that prevent the payment of dividends or the making of distributions to such Person to the extent of such restrictions, (c) the net income (or loss) of any Person that is not a Consolidated Subsidiary of such Person except to the extent of the amount of dividends or other distributions actually paid to such Person by such other Person during such period, (d) net gains or losses on asset dispositions by such Person or its Consolidated Subsidiaries, (e) any net income (loss) of a Consolidated Subsidiary that is attributable to a minority interest in such Consolidated Subsidiary, (f) all extraordinary gains and extraordinary losses except to the extent such gain or loss involves a present or future cash payment, (g) all write-offs of goodwill and other items and non-cash adjustments, including charges associated with grants or awards of restricted stock, (h) $46.0 million and $155.7 million of charges taken in the second and third quarters, respectively, of fiscal 1996 and up to a $25.0 million charge to be taken in the fourth fiscal quarter of 1996 in connection with the Spin-Off Distributions (provided that, except to the extent provided by Clause (i) below, any cash payments made with respect to such charges on or after January 1, 1997, shall be subtracted from Consolidated Net Income in the period actually paid) and (i) any charge taken by the Company after the date of the Indenture to the extent the Company is reimbursed in cash for such charge pursuant to, and in accordance with, the Transaction Agreement.

"Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person and its Consolidated Subsidiaries, as determined on a consolidated basis in accordance with generally accepted accounting principles, less amounts attributable to Redeemable Interests of such Person; provided, however, that, with respect to the Company and its Consolidated Subsidiaries, adjustments following the date of the Indenture to the accounting books and records of the Company and its Consolidated Subsidiaries (other than the change in accounting policy for intangible assets as described in the first paragraph under

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"Management's Discussion and Analysis of Financial Condition and Results of
Operations--Changes in Accounting Policies") in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect to.

"Consolidated Subsidiaries" of any Person means all other Persons that would be accounted for as consolidated Persons in such Person's financial statements in accordance with generally accepted accounting principles; provided, however, that, for any particular period during which any Subsidiary was an Unrestricted Subsidiary, "Consolidated Subsidiaries" will exclude such Subsidiary for such period (or portion thereof) during which it was an Unrestricted Subsidiary.


"Credit Facility" means the Credit Agreement, dated as of December 5, 1996, among the Company, the banks named therein, NationsBank, N.A., as Issuing Bank, Wachovia Bank of Georgia, N.A., as Swingline Bank, and Morgan Guaranty Trust Company of New York, as Administrative Agent (and any related guarantee agreements), as amended from time to time, and including any and all renewals, refinancings, refundings or replacements thereof and successive renewals, refinancings, refundings and replacements thereof.


"Credit Rating" means the long-term unsecured debt rating provided by either S&P or Moody's, or any successor to either thereof; provided, however, that if there is a difference in such ratings the lower rating shall be used.

"Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses,
(iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every Capital Lease Obligation of such Person, (vi) the Attributable Value in respect of any Specified Operating Lease, (vii) the maximum fixed redemption or repurchase price of Redeemable Interests of such Person at the time of determination, (viii) every payment obligation of such Person under Interest Rate Agreements or foreign currency hedge, exchange or similar agreements at the time of determination and (ix) every obligation of the type referred to in Clauses (i) through (viii) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or for which such Person is responsible or liable, directly or indirectly, jointly or severally, as obligor, Guarantor or otherwise.

"Guaranty" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing any Debt, or dividends or distributions on any equity security, of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed," "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); provided, however, that the Guaranty by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

"Incur" means, with respect to any Debt, Operating Lease, or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an incurrence of such Debt.

"Intercompany Agreement" means the Transaction Agreement, the Corning/Quest Diagnostics Spin-Off Tax Indemnification Agreement, the Quest
Diagnostics/Covance Spin-Off Tax Indemnification Agreement, the Tax Sharing Agreement and any other agreements contemplated by the foregoing.

"Interest Rate Agreement" means, with respect to any Person, any interest rate swap agreement, interest rate cap agreement or other similar agreement designed to protect such Person or its Subsidiaries (or in the case of the Company, the Company and its Restricted Subsidiaries) against fluctuations in interest rates.

"Investment" by any Person in any other Person means (i) any direct or indirect loan, advance or other extension of credit or capital contribution to or for the account of such other Person (by means of any transfer of cash or other property to any Person or any payment for property or services for the account or use of any Person, or otherwise), (ii) any direct or indirect purchase or other acquisition, including by way of merger or consolidation, of any Capital Stock, bond, note, debenture or other debt or equity security or evidence of Debt, or any other ownership interest, issued by such other Person, whether or not such acquisition is from such or any other Person, (iii) any direct or indirect payment by such Person on a Guaranty of any obligation of or for the account of such other Person or any direct or indirect issuance by such Person of such a Guaranty or (iv) any other investment of cash or other property by such Person in or for the account of such other Person.

"Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement or title exception, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

"Net Available Proceeds" from any Asset Disposition by any Person means cash or Cash Equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of Debt or other obligations relating to such properties or assets or received in any other noncash form) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses Incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition, (ii) all payments made by such Person or its Restricted Subsidiaries on any Debt that is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or that must, by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person or joint ventures as a result of such Asset Disposition and (iv) any amounts required to be escrowed or reserved by such Person or its Restricted Subsidiaries with respect to liabilities retained by such Person or its Restricted Subsidiaries, including any indemnification or purchase price adjustments (provided that when such amounts are released from escrow or such reserve, such amounts will be treated as Net Available Proceeds and applied as required by the Indenture).

"Non-Core Assets" means (i) the Company's domestic diagnostic kits business and
(ii) those of the Company's domestic regional laboratories (and the assets and liabilities related thereto, including branch laboratories and patient service centers) (each hereinafter, a "Specified Laboratory") which had Operating Margin (as defined below) less than 3% for the nine month period ended September 30, 1996 as reflected in the internal financial statements of the Company for such period; provided, however, that, in the case of Clause (ii), a Specified Laboratory shall cease to be a Non-Core Asset if the Operating Margin of such Specified Laboratory for any four full fiscal quarters commencing with the four fiscal quarters ended December 31, 1996 exceeds 5% as reflected in the internal financial statements of the Company for such period. "Operating Margin" means with respect to a Specified Laboratory, the quotient of (x) the Consolidated EBITDA of the Company attributable to such Specified Laboratory (assuming for this purpose that corporate overhead is allocated to the Specified Laboratory in an amount equal to 5% of the revenues of such Specified Laboratory) and (y) the Company's net revenues attributable to such Specified Laboratory, in each case, as reflected in the internal financial statements of the Company. Five of the Company's regional laboratories are Specified Laboratories. The aggregate net revenues and EBITDA of the Company related to the Non-Core Assets for the year ended December 31, 1995 were $312.8 million and $18.6 million, respectively, and for the nine months ended September 30, 1996 were $233.6 million and $5.2 million, respectively. The Non-Core Assets had a tangible asset value of $116.7 million at September 30, 1996.

"Operating Lease" of any Person means the obligation of such Person to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property, other than a Capital Lease Obligation or a Sale and Leaseback Transaction; but excluding the Company's laboratory facility in Cambridge, Massachusetts..

"Pari Passu", when used with respect to the ranking of any Debt of any Person in relation to other Debt of such Person, means that each such Debt (a) either (i) is not subordinated in right of payment to any other Debt of such Person or (ii) is subordinate in right of payment to the same Debt of such Person as is the other and is so subordinate to the same extent and (b) is not subordinate in right of payment to the other or to any Debt of such Person as to which the other is not so subordinate.

"Permitted Business" of the Company or any Restricted Subsidiary means a business carried on by the Company or any Restricted Subsidiary at the date of the Indenture and any business related, ancillary or complementary to any such business.

"Permitted Investment" means (i) any Investment in a Wholly Owned Subsidiary of such Person, (ii) securities either issued directly or fully guaranteed or insured by the government of the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year, (iii) time deposits and certificates of deposit, having maturities of not more than one year from the date of deposit, of any domestic commercial bank having capital and surplus in excess of $500.0 million and having peer group rating of B or better (or the equivalent thereof) by Thompson BankWatch, Inc. or outstanding long-term debt rated BBB or better (or the equivalent thereof) by S&P or Baa or better (or the equivalent thereof) by Moody's, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in Clauses (ii) and (iii) above entered into with any bank meeting the qualifications specified in Clause (iii) above, (v) commercial paper (other than commercial paper issued by an Affiliate or Related Person) rated A-1 or the equivalent thereof by S&P or P-1 or the equivalent thereof by Moody's, and in each case maturing within 90 days, (vi) any Investment in a Person that, as a consequence of such Investment, becomes a Restricted Subsidiary and that is engaged in a Permitted Business if (A) the Company would, at the time of such Investment and after giving pro forma effect thereto as if such Investment had been made at the beginning of the most recently ended four full fiscal quarter period for which internal financial statements are available immediately preceding the date of such Investment, have been permitted to Incur at least $1.00 of additional Debt pursuant to the Consolidated EBITDA Coverage Ratio test set forth in the first paragraph under "Certain Covenants--Limitation on Incurrence of Debt" above and (B) immediately after giving effect to such Investment, the Company would have a Consolidated Net Worth not less than 95% of the Consolidated Net Worth of the Company immediately prior to such Investment,
(vii) receivables owing to the Company or a Subsidiary of the Company if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms, (viii) extensions of trade credit made in the ordinary course of business and on customary terms, (ix) the letter of credit issued pursuant to the Credit Facility in favor of Kenneth W. Freeman to secure his pension benefits in an amount not to exceed $10.0 million and (x) any Investment in addition to Investments permitted to be made by Clauses (i) through (ix) above if the aggregate amount (including cash and the fair value of property other than cash, as determined by the Board of Directors) of such Investment, together with all other investments made pursuant to this Clause (x) and then held by the Company and its Restricted Subsidiaries (determined as of the time made), does not exceed $5.0 million.

"Permitted Joint Venture" means any Person which is engaged in the acquisition, ownership, operation or management of assets in a Permitted Business.

"Permitted Joint Venture Investment" means an Investment in a Permitted Joint Venture.

"Permitted Liens" means (i) Liens existing at the date of the Indenture; (ii) Liens securing only Senior Debt; (iii) Liens securing only the Notes; (iv) Liens in favor of only the Company; (v) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company (provided that such Lein was not Incurred in anticipation of such transaction and was in existence prior to such transaction); (vi) Liens on property existing immediately prior to the acquisition thereof (provided that such Lien was not Incurred in anticipation of such transaction and was in existence prior to such transaction); (vii) Liens to secure Debt Incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the property subject to such Liens; provided that (a) the principal amount of any Debt secured by such Lien does not exceed 100% of such purchase price or cost, (b) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item, (c) such Lien is incurred prior to or within 270 days after the acquisition of such property or the completion of the relevant improvements and (d) the Incurrence of such Debt is permitted pursuant to the covenants described under "Certain Covenants--Limitation on Incurrence of Debt" and "--Limitation on Layered and Junior Debt"; (viii) Liens on property of the Company or any of its Subsidiaries in favor of the United States of America or any state thereof, or any instrumentality of either, to secure certain payments pursuant to any contract or statute; (ix) Liens for taxes or assessments or other governmental charges or levies which are being contested in good faith and for which adequate reserves are being maintained, to the extent required by generally accepted accounting principles; (x) title exceptions, easements and other similar Liens that are not consensual and that do not materially impair the use of the property subject thereto; (xi) Liens to secure obligations under workmen's compensation laws, unemployment compensation, old-age pensions and other social security benefits or similar legislation, including Liens with respect to judgments which are not currently dischargeable; (xii) warehousemen's, materialmen's and other similar Liens for sums being contested in good faith and with respect to which adequate reserves are being maintained, to the extent required by generally accepted accounting principles; (xiii) Liens Incurred to secure the performance of statutory obligations, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business; (xiv) Liens to secure payment of the Company's sinking fund obligations in respect of certain Debt of the Company outstanding at the date of the Indenture in the amount of (pound)5 million in connection with the Company's acquisition of J.S. Pathology PLC in 1992; and (xv) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Debt secured by Liens referred to in the foregoing Clauses (i) to (xiv) so long as such Lien does not extend to any other property and the Debt so secured is not increased.

"Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

"Redeemable Interest" of any Person means any equity security of or other ownership interest in such Person that by its terms or otherwise is required to be redeemed or repaid prior to the Stated Maturity of the Notes or is redeemable or repayable at the option of the holder thereof at any time prior to the Stated Maturity of the Notes.

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

"Related Person" of any Person means any other Person owning (a) 5% or more of the outstanding Common Stock of such Person or (b) 5% or more of the Voting Stock of such Person.

"Rental Expense" in respect of an Operating Lease means the total rental expense under such Operating Lease determined in accordance with generally accepted accounting principles.

"Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

"Sale and Leaseback Transaction" means an arrangement with any lender or investor or to which such lender or investor is a party (excluding the Company's laboratory facility in Cambridge, Massachusetts and the real property leased by the Company in Des Plaines, Illinois) providing for the leasing by a Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

"Senior Debt" means (i) Debt of the Company created pursuant to the Credit Facility including all reborrowings by the Company, (ii) all other Debt of the Company referred to in clauses (i), (ii), (iii) or (viii) of the definition of Debt, whether Incurred on or prior to the date of the Indenture or thereafter Incurred and (iii) amendments, modifications, renewals, extensions, refinancings and refundings by the Company of any such Debt; provided, however, the following shall not constitute Senior Debt: (A) any Debt owed to a Person when such Person is a Subsidiary of the Company, (B) any Debt which by the terms of the instrument creating or evidencing the same is not superior in right of payment to the Notes, (C) any Debt Incurred in violation of the Indenture or (D) any Debt which is subordinated in right of payment in any respect to any other Debt of the Company. For purposes of this definition, "Debt" includes any obligation to pay principal, premium (if any), interest, penalties, reimbursement or indemnity amounts, fees and expenses (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-petition interest is allowed in such proceeding).

"Specified Operating Lease" means any Operating Lease that the Company elects to Incur pursuant to Clause (vii) of the provisions of the Indenture described under "Certain Covenants--Limitation on Leases."

"Spin-Off Distributions" means, collectively, (i) the distribution to holders of common stock of Corning of all of the outstanding shares of common stock of the Company and (ii) the distribution to holders of common stock of the Company of all of the outstanding shares of common stock of Covance.

"Spin-Off Payments" means: (i) the distribution to holders of Company Common Stock of all of the outstanding shares of Covance Common Stock, (ii) the repayment of $500 million (A) intercompany obligations owed to Corning by the Company and (B) payments under the Tax Sharing Agreement; (iii) the issuance by the Company of up to $1.0 million liquidation preference preferred stock to Corning and the payment of cash dividends thereon; provided, however, that the aggregate amount of all such dividends following the date of the Indenture shall not exceed $150,000 per year; (iv) the transfer of $140 million from Covance to the Company and subsequent transfer from the Company to Corning of such $140 million in repayment of intercompany debt owed by Covance to Corning and the Company and in repayment of certain tax liabilities of Covance and in satisfaction of a dividend from Covance to the Company and (v) the payment of any amount of cash by the Company to Corning that may be necessary so that the Company will not have more than $40 million of cash at the time of the Distribution Date plus the Net Available Proceeds from any asset dispositions made prior to the Distribution Date.

"Subordinated Debt" means Debt of the Company as to which the payment of principal of (and premium, if any) and interest and other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Notes to at least the following extent: (i) no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be permitted for so long as any default in the payment of principal (or premium, if any) or interest on the Notes exists; (ii) in the event that any other default that with the passing of time or the giving of notice, or both, would constitute an event of default exists with respect to the Notes, upon notice by 25% or more in principal amount of the Notes to the Trustee, the Trustee shall have the right to give notice to the Company and the holders of such Debt (or trustees or agents therefor) of a payment blockage, and thereafter no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for a period of 179 days from the date of such notice; and (iii) such Debt may not (x) provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the final Stated Maturity of the Notes or (y) permit redemption or other retirement (including pursuant to an offer to purchase made by the Company) of such other Debt at the option of the holder thereof prior to the final Stated Maturity of the Notes, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by the Company) which is conditioned upon a change of control of the Company pursuant to provisions substantially similar to those described under "Repurchase at the Option of Holders--Change of Control" (and which shall provide that such Debt will not be repurchased pursuant to such provisions prior to the Company's repurchase of the Notes required to be repurchased by the Company pursuant to the provisions described under "Repurchase at the Option of Holders--Change of Control").

"Subsidiary" of any Person means (i) a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs or (iii) any other Person (other than a corporation or partnership) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership interest and power to direct the policies, management and affairs thereof.

"Transaction Agreement" means the Transaction Agreement among Corning, the Company Corning Life Sciences Inc., Corning Clinical Laboratories Inc. (MI) and Covance dated December __, 1996.

"Unrestricted Subsidiary" means Associated Clinical Laboratories L.P., Damon Investment Holdings, Inc., Corning Laboratorios Clinicos, S.A. de C.V., Laboratorios Clinicos de Mexico, S.A. de C.V., Servicios de Laboratorio, S.A. de C.V., Laboratorios de Frontera Polanco, S.A. de C.V., Laboratorios de Analisis Biomedicos, S.A., Metpath Europe Limited, Nichols Institute International Holding B.V., Nichols Institute Sales Corporation, Nichols Institute Diagnostics Limited, Nichols Institute Diagnostics Trading S.A.; Nichols Institute Diagnostika GMBH, Nichols Institute Diagnostics B.V., Analisis, S.A., Nomad Massachusetts Inc., Trans United Casualty and Indemnity Insurance Company, and each other Subsidiary of the Company that is deemed to be an Unrestricted Subsidiary in accordance with the provisions in the Indenture described under the caption "Certain Covenants--Unrestricted Subsidiaries." The aggregate net revenues, and net loss from the Unrestricted Subsidiaries for the year ended December 31, 1995 were $21.7 million, and $0.5 million, respectively. The Unrestricted Subsidiaries had an aggregate net book value of $0.1 million, at December 31, 1995. The aggregate net revenues and net income for the Unrestricted Subsidiaries was less than 3% of the Company's net revenues and net income for the nine months ended September 30, 1996. The Unrestricted Subsidiaries had an aggregate net book value of less than 3% of the Company's net book value at September 30, 1996.

"U.S. Government Obligations" means securities that are (x) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3
(a) (2) of the Securities Act of 1933, as amended) as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

"Voting Stock" of any Person means Capital Stock of such Person that ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

"Weighted Average Life" means, as of the date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal payment of such Debt and the amount of such principal by (ii) the sum of all such principal payments.

"Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock or other ownership interests of such Subsidiary (other than directors' qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person or any combination of the foregoing.

Events of Default

The following will be Events of Default under the Indenture: (a) failure to pay any interest on any Note when due (whether or not prohibited by the subordination provisions described under "Subordination" above), continued for 30 days; (b) failure to pay principal of (or premium, if any, on) any Note when due (whether or not prohibited by the subordination provisions described

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under "Subordination" above); (c) failure to perform or comply with the provisions described under "Mergers, Consolidations and Certain Sales of Assets" or the provisions described under "Repurchase at the Option of Holders--Asset Dispositions" and "--Change of Control"; (d) failure to perform any other covenant or warranty of the Company in the Indenture, continued for 60 days after written notice to the Company as provided in the Indenture; (e) a default or defaults under any bonds, debentures, notes or other evidences of, or obligations constituting, Debt by the Company or any Restricted Subsidiary or under any mortgages, indentures, instruments or agreements under which there may be issued or existing or by which there may be secured or evidenced any Debt of the Company or any such Restricted Subsidiary with a principal or similar amount then outstanding, individually or in the aggregate, in excess of $15.0 million, whether such Debt now exists or is hereafter created, which default or defaults constitute a failure to pay any portion of the principal of such Debt at final stated maturity when due and payable after the expiration of any applicable grace period with respect thereto or will have resulted in such Debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; (f) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any of its Restricted Subsidiaries in an aggregate amount in excess of $15.0 million which remains unstayed, undischarged or unbonded for a period of 60 days thereafter; and (g) certain events of bankruptcy, insolvency or reorganization affecting the Company or any Restricted Subsidiary of the Company. (Section 501).

Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. (Section 603). Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section
512).

If an Event of Default (other than an Event of Default of the type described in Clause (g) above insofar as the Company is concerned) occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes, and if an Event of Default of the type described in Clause (g) above occurs insofar as the Company is concerned, the principal of and any accrued interest on the Notes then outstanding will become immediately due and payable; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section
502). For information as to waiver of defaults, see "Modification and Waiver."

No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder has previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee has not received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request, and the Trustee has failed to institute such proceeding within 60 days of receipt of such written notice. However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of (and premium, if any) or interest on such Note on or after the respective due dates expressed in such Note. (Sections 507 and 508).

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the provisions described in the first paragraph above under "Optional Redemption," an equivalent premium will also become and be immediately due and payable upon the acceleration of the Notes.

The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. The Company will be required to deliver to the Trustee, as soon as possible and in any event within 10 days after the Company becomes aware of the occurrence of an Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an Officers' Certificate setting forth the details of such Event of Default or default, and the action which the Company proposes to take with respect thereto. (Section 1020).

Defeasance

The Indenture will provide that (A) if applicable, the Company will be discharged from any and all obligations in respect of the Outstanding Notes (including the provisions described under "Subordination") or (B) if applicable, the Company may omit to comply with certain restrictive covenants, and that such omission will not be deemed to be an Event of Default under the

Indenture and the Notes and the provisions described under "Subordination" shall cease to apply, in either case (A) or (B) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of, and premium, if any, and each installment of interest, if any, on the Outstanding Notes. With respect to clause (B), the obligations under the Indenture other than with respect to such covenants and the Events of Default other than the Event of Default relating to such covenants above will remain in full force and effect. Such trust may only be established if, among other things (i) with respect to clause (A), the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the Opinion of Counsel provides that Holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (B), the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) no Event of Default (or event that with the passing of time or the giving of notice, or both, will constitute an Event of Default) shall have occurred or be continuing; (iii) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; (iv) no default on any Senior Debt shall have occurred and be continuing; and (v) certain other customary conditions precedent are satisfied. (Sections 1501, 1502, 1503 and 1504).

In the event the Company omits to comply with its remaining obligations under the Indenture and the Notes after a defeasance of the Indenture with respect to the Notes as described under Clause (B) above and the Notes are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of (or the premium, if any), or interest on, any Note, (c) change the place or currency of payment of principal of (or premium, if any), or interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (g) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified, (h) modify any of the provisions of the Indenture relating to the subordination of the Notes in a manner adverse to the Holders or (i) modify the provisions described under "Repurchase at the Option of Holders--Asset Dispositions" and under "--Change of Control" in a manner adverse to the Holders thereof. (Section 902).

The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1021). The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal (or premium, if any) or interest. (Section 513).

Notices

Notices to Holders of Notes will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106).

Title

The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Note is registered as the absolute owner thereof (whether or not such Note may be overdue) for the purpose of making payment and for all other purposes. (Section 308).

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. (Section 112).

                                 Underwriting


Under the terms and subject to the conditions in an Underwriting Agreement, dated December 11, 1996 (the "Underwriting Agreement"), each of the Underwriters named below (the "Underwriters") has severally agreed to purchase, and Quest Diagnostics has agreed to sell to it, the principal amount of the Notes set forth opposite its name below:

                                  Principal
                                    Amount
Underwriter                        of Notes
-----------                       ---------
J.P. Morgan Securities Inc.      $ 60,000,000
Goldman, Sachs & Co.               45,000,000
Lazard Freres & Co. LLC            45,000,000
                                 ------------
  TOTAL                          $150,000,000
                                 ============


Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as provided in the Underwriting Agreement.


The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of 1.000% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed .250% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.


The Notes will be issued prior to the consummation of the Distributions. See "The Distributions."

The Notes are a new issue of securities with no established trading market. The Notes have been approved for listing on the New York Stock Exchange, subject to official notice of issuance. Quest Diagnostics has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but they are not obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes. See "Risk Factors--Absence of a Prior Public Market."

Corning has engaged Goldman, Sachs & Co. and Lazard Freres & Co. LLC as its financial advisors in connection with the Distributions and has agreed to pay Goldman, Sachs & Co. and Lazard Freres & Co. LLC a customary fee for their services and to indemnify Goldman, Sachs & Co. and Lazard Freres & Co. LLC against certain liabilities. J.P. Morgan Securities, Inc. is the Administration Agent under the Credit Facility and is entitled to certain fees and indemnification in that capacity, see "Description of the Credit Facility," and has provided structuring and capital markets advice to Corning in connection with the Offering and the Distributions for which it is receiving a fee of $500,000 and is entitled to indemnification in connection therewith. The Underwriters also perform other investment banking and financial advisory services for Corning from time to time.

Quest Diagnostics and Corning have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                     Validity of the Notes and Guarantees

The validity of the Notes and Guarantees offered hereby will be passed upon for Quest Diagnostics by Shearman & Sterling, New York, New York and for the Underwriters by Sullivan & Cromwell, New York, New York. In rendering their opinions on the validity of the Guarantees, Shearman & Sterling and Sullivan & Cromwell will express no opinion as to Federal or state laws relating to fraudulent transfers. See "Risk Factors--Fraudulent Conveyance."

                                   Experts

The combined financial statements of Corning Clinical Laboratories Inc. at December 31, 1995 and 1994 and for the years then ended, included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The combined financial statements of Corning Clinical Laboratories Inc. for the year ended December 31, 1993 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, which is based in part on
(i) the report of Deloitte & Touche LLP, independent auditors, in respect of the consolidated financial statements of Nichols Institute for the year ended December 31, 1993 (not presented separately in this Prospectus) which report includes explanatory paragraphs related to uncertainties as to an investigation by the Office of the Inspector General of the Department of Health and Human Services and substantial doubt as to the Company's ability to continue as a going concern, (ii) the report of Ernst and Young LLP, independent auditors, in respect of the combined financial statements of Maryland Medical Laboratory, Inc. and affiliates as of and for the year ended March 31, 1994 (not presented separately in this Prospectus), and (iii) the report of Leverone & Company, independent accountants, in respect of the financial statements of Moran Research Labs (d/b/a Bioran Medical Laboratory, a Massachusetts Business Trust) as of and for the year ended December 31, 1993 (not presented separately in this Prospectus). The combined financial statements of Corning Clinical Laboratories Inc. for the year ended December 31, 1993, included in this Prospectus have been so included in reliance on the reports of said firms, given on the authority of such firms as experts in accounting and auditing.

                        Index to Financial Statements

                                                                                                       Page
                                                                                                       ----
FINANCIAL STATEMENTS OF Corning Clinical Laboratories Inc.
  (to be renamed Quest Diagnostics Incorporated)

Report of Price Waterhouse LLP--Independent Accountants                                                 F-2
Report of Deloitte and Touch LLP--Independent Auditors                                                  F-3
Report of Ernst & Young LLP--Independent Auditors                                                       F-4
Report of Leverone and Company--Independent Accountants                                                 F-5
Combined Financial Statements:
 Combined Balance Sheets--December 31, 1995 and 1994                                                    F-6
 Combined Statements of Operations--Years ended December 31, 1995, 1994 and 1993                        F-7
 Combined Statements of Cash Flows--Years ended December 31, 1995, 1994 and 1993                        F-8
 Combined Statements of Stockholder's Equity--Years ended December 31, 1995, 1994 and 1993              F-9
 Notes to Combined Financial Statements                                                                F-10
 Quarterly Operating Results (unaudited)                                                               F-22
Interim Combined Financial Statements (unaudited):
 Combined Balance Sheets--September 30, 1996 and December 31, 1995                                     F-23
 Combined Statements of Operations--Three and Nine Months ended September 30, 1996
   and 1995                                                                                            F-24
 Combined Statements of Cash Flows--Nine Months ended September 30, 1996 and 1995                      F-25
 Notes to Interim Combined Financial Statements                                                        F-26

                      Report of Independent Accountants

To the Boards of Directors and Stockholders of Corning Incorporated and Corning Clinical Laboratories Inc.

   In our opinion, based upon our audits and the reports of other auditors, the accompanying combined balance sheets and the related combined statements of operations and of cash flows and of stockholder's equity appearing on pages F-6 through F-21 present fairly, in all material respects, the financial position of Corning Clinical Laboratories Inc. (to be renamed Quest Diagnostics Incorporated) and the combined companies as discussed in Note 1 (collectively, the "Company"), a wholly-owned business of Corning Incorporated, at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1993 financial statements of Maryland Medical Laboratory, Inc., Nichols Institute and Bioran Medical Laboratory, which were acquired by the Company in 1994 in separate transactions accounted for as poolings of interests and which collectively reflect total revenues of $438 million for the year ended December 31, 1993. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Maryland Medical Laboratory, Inc., Nichols Institute and Bioran Medical Laboratory, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.


   As discussed in Note 2 to the combined financial statements, in 1993 the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."


/s/ Price Waterhouse LLP


Price Waterhouse LLP
New York, New York
September 20, 1996, except for Note 13
as to which the date is November 4, 1996

                        Report of Independent Auditors

To the Board of Directors and Stockholders of Nichols Institute:

   We have audited the consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1993 of Nichols Institute and its subsidiaries (the Company) (not presented separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Nichols Institute and its subsidiaries for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

   As discussed in Note 11 to the consolidated financial statements, the Company has received a subpoena from the Office of the Inspector General of the Department of Health and Human Services (OIG) requesting documents in connection with an investigation and internal review concerning the possible submission of false or improper claims to the Medicare and Medicaid programs. No claim or charges have been made against the Company relating to this investigation. The ultimate outcome of this investigation cannot presently be determined. Accordingly, no provision for any loss that may result from this investigation has been made in the accompanying consolidated financial statements.

   As discussed in Notes 1 and 3 to the consolidated financial statements, at December 31, 1993, the Company was not in compliance with certain covenants of its senior note agreements and the senior lenders have not waived those covenants. The senior note agreements provide that, as a result of failure to comply with the covenants, the note holders have the right to declare the entire unpaid balance immediately due and payable, and if that were to occur, the Company would not have the funds required to retire the debt unless alternative financing is obtained. Management's plans in regard to these matters are described in Notes 1 and 3. The note holders' right to declare the entire unpaid balance under the note agreements immediately due and payable raises substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty, except for the classification of amounts due under the senior note agreements as current.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Costa Mesa, California
February 28, 1994

                        Report of Independent Auditors

Board of Directors
Maryland Medical Laboratory, Inc.

   We have audited the combined balance sheet of Maryland Medical Laboratory, Inc. and affiliates as of March 31, 1994, and the related combined statements of income, changes in equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Maryland Medical Laboratory, Inc. and affiliates at March 31, 1994, and the combined results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Ernst & Young LLP
Baltimore, Maryland
May 19, 1994

                      Report of Independent Accountants

To the Board of Directors
Moran Research Labs
415 Massachusetts Avenue
Cambridge, MA  02139

   We have audited the accompanying balance sheet of Moran Research Labs (d/b/a Bioran Medical Laboratory, a Massachusetts Business Trust) as of December 31, 1993, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moran Research Labs (d/b/a Bioran Medical Laboratory, a Massachusetts Business Trust) at December 31, 1993 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Leverone & Company
Leverone & Company
Billerica, Massachusetts
November 10, 1994

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
                           Combined Balance Sheets
                          December 31, 1995 and 1994
                                (in thousands)

                                                                               1995          1994
                                                                          -------------  -------------
ASSETS
Current Assets:
   Cash and cash equivalents                                                $   36,446    $   38,719
  Accounts receivable, net of allowance of $147,947 and
   $74,829 for 1995 and 1994, respectively                                     318,252       360,410
  Inventories                                                                   26,601        28,248
  Deferred taxes on income                                                      98,845        53,696
  Prepaid expenses and other assets                                             22,014        19,241
                                                                          -------------  -------------
   Total current assets                                                        502,158       500,314
Property, plant and equipment, net                                             296,116       287,562
Intangible assets, net                                                       1,030,633     1,053,194
Deferred taxes on income                                                         6,062        19,593
Other assets                                                                    18,416        22,000
                                                                          -------------  -------------
TOTAL ASSETS                                                                $1,853,385    $1,882,663
                                                                          =============  =============
LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
  Accounts payable and accrued expenses                                     $  240,525    $  236,887
  Current portion of long-term debt                                             12,148        12,572
  Income taxes payable                                                          39,766        30,454
  Due to Corning Incorporated and affiliates                                     8,979         6,043
                                                                          -------------  -------------
   Total current liabilities                                                   301,418       285,956
Long-term debt (principally due to Corning Incorporated)                     1,195,566     1,153,054
Other liabilities                                                               60,600        56,841
                                                                          -------------  -------------
  Total liabilities                                                          1,557,584     1,495,851
                                                                          -------------  -------------
Commitments and Contingencies
Stockholder's Equity:
 Contributed capital                                                           297,823       297,823
  Retained earnings (accumulated deficit)                                       (3,118)       85,893
  Cumulative translation adjustment                                              2,325         3,096
  Market valuation adjustment                                                   (1,229)           --
                                                                          -------------  -------------
   Total stockholder's equity                                                  295,801       386,812
                                                                          -------------  -------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                $1,853,385    $1,882,663
                                                                          =============  =============


        The accompanying notes are an integral part of these statements.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
                      Combined Statements of Operations
             For the Years Ended December 31, 1995, 1994 and 1993
                                (in thousands)

                                                                1995          1994          1993
                                                           ------------- -------------  -------------
Net revenues                                                 $1,629,388    $1,633,699    $1,416,338
Costs and expenses:
 Cost of services                                               980,232       969,844       805,729
 Selling, general and administrative                            523,271       411,939       363,579
 Provision for restructuring and other special charges           50,560        79,814        99,600
 Interest expense, net                                           82,016        63,295        41,898
 Amortization of intangible assets                               44,656        42,588        28,421
 Other, net                                                       6,221         3,464         6,423
                                                           ------------- -------------  -------------
  Total                                                       1,686,956     1,570,944     1,345,650
                                                           ------------- -------------  -------------
Income (loss) before taxes                                      (57,568)       62,755        70,688
Income tax expense (benefit)                                     (5,516)       34,410        25,929
                                                           ------------- -------------  -------------
Income (loss) before cumulative effect of change in
  accounting principle                                          (52,052)       28,345        44,759
Cumulative effect of change in accounting principle                  --            --       (10,562)
                                                           ------------- -------------  -------------
Net income (loss)                                            $  (52,052)   $   28,345    $   34,197
                                                           ============= =============  =============

        The accompanying notes are an integral part of these statements.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
                      Combined Statements of Cash Flows
             For the Years Ended December 31, 1995, 1994 and 1993
                                (in thousands)

                                                                         1995         1994         1993
                                                                    ------------- ------------  ------------
Cash flows from operating activities:
Net income (loss)                                                     $ (52,052)    $  28,345    $  34,197
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
 Depreciation and amortization                                          101,513        89,517       66,479
 Provision for doubtful accounts                                        152,590        59,480       47,240
 Provision for restructuring and other special charges                   50,560        79,814       99,600
 Deferred income tax provision                                          (32,384)       (4,742)     (23,841)
 Cumulative effect of change in accounting principle                         --            --       10,562
 Other, net                                                               8,303        14,600        1,765
 Changes in operating assets and liabilities:
  Accounts receivable                                                  (109,500)     (103,402)     (61,828)
  Accounts payable and accrued expenses                                  14,604       (32,756)     (33,903)
  Restructuring, integration and other special charges                  (57,768)      (88,093)     (46,917)
  Due from/to Corning Incorporated and affiliates                         2,934        14,783       (2,581)
  Other assets and liabilities, net                                       7,028       (19,583)       8,841
                                                                    ------------- ------------  ------------
Net cash provided by operating activities                                85,828        37,963       99,614
                                                                    ------------- ------------  ------------
Cash flows from investing activities:
 Capital expenditures                                                   (74,045)      (93,354)     (65,317)
 Proceeds from disposition of assets                                      2,880        55,762           --
 Acquisition of businesses, net of cash acquired                        (22,907)      (12,154)    (401,428)
 Decrease (increase) in investments                                         985         3,560       (6,942)
                                                                    ------------- ------------  ------------
Net cash used in investing activities                                   (93,087)      (46,186)    (473,687)
                                                                    ------------- ------------  ------------
Cash flows from financing activities:
 Proceeds from borrowings, primarily with Corning Incorporated           55,729       186,046      709,630
 Repayment of long-term debt                                            (13,784)     (118,046)    (265,196)
 Dividends paid                                                         (36,959)      (60,468)     (51,478)
                                                                    ------------- ------------  ------------
Net cash provided by financing activities                                 4,986         7,532      392,956
                                                                    ------------- ------------  ------------
Net change in cash and cash equivalents                                  (2,273)         (691)      18,883
Cash and cash equivalents, beginning of year                             38,719        39,410       20,527
                                                                    ------------- ------------  ------------
Cash and cash equivalents, end of year                                $  36,446     $  38,719    $  39,410
                                                                    ============= ============  ============


        The accompanying notes are an integral part of these statements.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
Combined Statements of Stockholder's Equity For the Years Ended December 31,
                             1995, 1994 and 1993
                                (in thousands)


                                                                        Cumulative      Market         Total
                                                           Retained    Translation    Valuation    Stockholder's
                                    Contributed Capital    Earnings     Adjustment    Adjustment       Equity
                                    -------------------    --------    -----------    ----------   -------------
Balance, December 31, 1992                $261,499         $146,938       $ (288)     $              $ 408,149
Net income                                                   34,197                                     34,197
Dividends to CLSI                                           (28,088)                                   (28,088)
Dividends to S-Corporation
  shareholders                                              (23,390)                                   (23,390)
Equity of pooled entity                      4,150           (4,096)                                        54
Translation adjustment                                                     4,587                         4,587
                                     -------------------------------- ------------- -------------  ---------------
Balance, December 31, 1993                 265,649          125,561        4,299                       395,509
Net income                                                   28,345                                     28,345
Dividends to CLSI                                           (33,275)                                   (33,275)
Dividends to S-Corporation
  shareholders                                              (27,193)                                   (27,193)
Dividends in-kind to S-Corporation
  shareholders                                               (7,545)                                    (7,545)
Capital contribution                        32,174                                                      32,174
Translation adjustment                                                    (1,203)                       (1,203)
                                     -------------------------------- ------------- -------------  ---------------
Balance, December 31, 1994                 297,823           85,893        3,096                       386,812
Net loss                                                    (52,052)                                   (52,052)
Dividends to CLSI                                           (36,959)                                   (36,959)
Translation adjustment                                                      (771)                         (771)
Market valuation adjustment                                                            (1,229)          (1,229)
                                     -------------------------------- ------------- -------------  ---------------
Balance, December 31, 1995                $297,823         $ (3,118)      $2,325      $(1,229)       $ 295,801
                                     ================================ ============= =============  ===============

        The accompanying notes are an integral part of these statements.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
                    NOTES TO COMBINED FINANCIAL STATEMENTS
              (dollars in thousands, unless otherwise indicated)

1. BASIS OF PRESENTATION

Corning Clinical Laboratories Inc. and Corning Nichols Institute Inc. (collectively referred to as "CCL" or the "Company") are wholly-owned subsidiaries of Corning Life Sciences Inc. ("CLSI") which in turn is a wholly-owned subsidiary of Corning Incorporated ("Corning"). The Company is one of the largest clinical laboratory testing businesses in the United States. The accompanying financial statements present the carved-out results of operations, cash flows and financial position of Corning's clinical laboratory testing business. Covance Inc. (formerly Corning Pharmaceutical Services Inc.), a subsidiary of CCL, and its related entities ("Covance") as well as environmental testing services formerly provided by CCL are excluded. In 1994, Corning acquired three clinical laboratory testing businesses on the behalf of CCL in separate transactions accounted for as poolings of interests (see Note 3). Results presented for 1994 and 1993 include the results of CCL and the pooled entities on a combined basis. Corning Clinical Laboratories Inc.

    In May 1996, Corning's Board of Directors approved a plan to distribute to its shareholders on a pro rata basis all of the shares of CCL and Covance
(the "CCL and Covance Spin-Off Distributions"). The result of the plan will be the creation of two independent, publicly-owned companies. As a result of the Spin-Off Distributions, CCL will operate Corning's clinical laboratory testing business as an independent public company and Covance will own and operate Corning's contract research business as an independent public company. The Spin-Off Distributions will be effected by the distribution of a dividend to holders of Corning Common Stock of all of the outstanding CCL Common Stock, followed immediately by the distribution of a dividend to the holders of CCL Common Stock of all of the Covance Common Stock. Corning has submitted to the Internal Revenue Service a request for a ruling that the Spin-Off Distributions qualify as tax-free distributions under the Internal Revenue Code of 1986. Coincident with the Spin-Off Distributions, the Company will be renamed Quest Diagnostics Incorporated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

    The combined financial statements include the accounts of all laboratory entities controlled by the Company. The equity method of accounting is used for investments in affiliates which are not Company controlled and in which the Company's interest is generally between 20 and 50 percent. All significant intercompany accounts and transactions are eliminated.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

    The Company generally recognizes revenue as services are rendered upon completion of the testing process. Billings for services under third-party payor programs, including Medicare and Medicaid, are recorded as revenues net of allowances for differences between amounts billed and the estimated receipts under such programs. Adjustments to the estimated receipts, based on final settlement with the third-party payors, are recorded upon settlement. In 1995, 1994 and 1993, approximately 23%, 28% and 25%, respectively, of net revenues were generated by Medicare and Medicaid programs.

Concentrations of Credit Risk

    Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's clients as well as their dispersion across many different geographic regions.

Taxes on Income

    The Company uses the asset and liability approach to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. In 1993 the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). The adoption of SFAS 109 resulted in a charge to net income of $10.6 million, principally representing a reduction in the Company's deferred tax assets to reflect the then enacted statutory tax rate.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
               NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (dollars in thousands, unless otherwise indicated)

Cash and Cash Equivalents

    Cash and cash equivalents include all highly-liquid investments with original maturities at the time acquired by the Company of three months or less, and consist principally of amounts temporarily invested in a U.S. government money market fund.

Inventories

    Inventories, which consist principally of supplies, are valued at the lower of cost (first in, first out method) or market.

Property, Plant and Equipment

    Property, plant and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method at rates adequate to allocate the cost of the applicable assets over their expected useful lives, which range from three to forty years.

Intangible Assets

    Acquisition costs in excess of the fair value of net tangible assets acquired are capitalized and amortized over appropriate periods not exceeding forty years. Other intangible assets are recorded at cost and amortized over periods not exceeding fifteen years.

Investments

    The Company accounts for investments in equity securities, which are included in other assets, in conformity with Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires the use of fair value accounting for trading or available-for-sale securities. Unrealized losses for available-for-sale securities are recorded as a separate component within stockholder's equity. Investments in equity securities are not material to the Company.

Impairment Accounting

    The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) in 1995. The Company reviews the recoverability of its long-lived assets, including related goodwill and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. Evaluation of possible impairment is based on the Company's ability to recover the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If the expected undiscounted pre-tax cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. This assessment of impairment requires management to make estimates of expected future cash flows. It is at least reasonably possible that future events or circumstances could cause these estimates to change.

    In addition, the carrying value of intangible assets has historically been subject to a separate evaluation based on estimating expected future undiscounted cash flows from operating activities. If these estimated cash flows are less than the carrying amount of the intangible assets, the Company would recognize an impairment loss in an amount necessary to write down the intangible assets to fair value.

Earnings Per Share

    Earnings per share are computed by dividing net income by the weighted average number of common shares outstanding. Historical earnings per share data is not meaningful as the Company's historical capital structure is not comparable to periods subsequent to the CCL Spin-Off Distribution.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
               NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (dollars in thousands, unless otherwise indicated)

3. BUSINESS COMBINATIONS AND DIVESTITURES

Acquisitions

    During 1995, the Company acquired several laboratories in separate transactions accounted for under the purchase method. The total cost of the acquired businesses aggregated approximately $23 million and was financed through borrowings from Corning. Intangible assets of approximately $21.6 million resulted from the transactions and are being amortized over periods not to exceed forty years.

    During 1994, Corning acquired three clinical laboratory testing companies on behalf of the Company in separate transactions accounted for as poolings of interests. In June 1994, Corning acquired the stock of Maryland Medical Laboratory, Inc. ("MML") in exchange for approximately 4.5 million shares of Corning common stock; in August 1994, Corning acquired the stock of Nichols Institute ("Nichols") in exchange for approximately 7.5 million shares of Corning common stock and reserved an additional 1.1 million shares for future issuance upon the exercise of stock options; and, in October 1994, Corning acquired the stock of Bioran Medical Laboratory ("Bioran") in exchange for approximately 6.0 million shares of Corning common stock. Results presented for 1994 and 1993 include the results of the Company, MML, Nichols and Bioran on a combined basis.

    In 1994, the Company also acquired several other laboratories in separate transactions accounted for under the purchase method. The total cost of the acquired businesses aggregated approximately $26 million and was financed through the issuance of Corning stock and borrowings from Corning. Intangible assets of approximately $24 million resulted from these transactions and are being amortized over periods not to exceed forty years.

    In the third quarter of 1993, Corning acquired on behalf of the Company the outstanding shares of common stock of Damon Corporation ("Damon"), a clinical-testing business, for $405 million, including acquisition costs, financed through borrowings from Corning. In addition, approximately $167 million of Damon's indebtedness was refinanced. Goodwill of approximately $600 million resulted from the transaction and is being amortized over forty years. Reserves aggregating $79 million were established for the costs of closing Damon facilities as a result of the integration of Damon operations.

    In the fourth quarter of 1993, the Company acquired the clinical-testing laboratories of Unilab Corporation ("Unilab") in Denver, Dallas and Phoenix in exchange for its ownership interest in Unilab operations, the assumption of approximately $70 million of Unilab debt, and the Company's investment in J.S. Pathology PLC. Goodwill of approximately $200 million resulted from this transaction and is being amortized over forty years. As a result of this transaction, the Company received a small equity investment in Unilab. The Company previously owned 43% of Unilab.

    The operations of the businesses, subsequent to the dates they were acquired, are included in the combined financial statements. The pro forma effect of the 1995 acquisitions on periods prior to the acquisitions is not material.

    In 1993, Corning also acquired and contributed to the Company DeYor Laboratory, Inc., in a transaction accounted for as a pooling of interests, by issuing 840,000 shares of Corning common stock. The Company's combined financial statements for periods prior to this acquisition have not been restated, since this acquisition was not material to the Company's financial position or the results of its operations for such periods.

Divestitures

    In the second quarter of 1994, the Company sold the California clinical laboratory testing operations acquired in the Damon transaction to Physicians Clinical Laboratory, Inc. for cash proceeds of $51 million.

4. TAXES ON INCOME

    The Company is included in the consolidated Federal income tax return filed by Corning. CLSI and its subsidiaries, including the Company, have a tax sharing agreement with Corning, pursuant to which they are required to compute their provision for income taxes on a separate return basis and pay to Corning the separate Federal income tax return liability so computed.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
               NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (dollars in thousands, unless otherwise indicated)

    The components of the provision (benefit) for income taxes for 1995, 1994 and 1993 are as follows:

                                                               1995        1994       1993
                                                            ---------   --------   ---------
Current:
 Federal                                                    $  22,786   $31,598    $ 46,215
 State and local                                                3,556     7,019       2,815
 Foreign                                                          526       535         740
Deferred (benefit):
 Federal                                                      (28,109)   (1,339)    (23,818)
 State and local                                               (4,275)   (3,403)        (23)
                                                          -----------  --------    -------
  Income tax expense (benefit)                              $  (5,516)  $34,410    $ 25,929
                                                           ===========  ========    =======

   Prior to acquisition by Corning, Bioran and certain MML operations were S-Corporations; accordingly, no federal provision for income taxes has been reflected relative to these operations.

   A reconciliation of the Federal statutory rate to the Company's effective tax rate for 1995, 1994 and 1993 is as follows:

                                                                1995      1994       1993
                                                              --------- --------- ----------
Taxes at statutory rate                                        (35.0%)     35.0%      35.0%
State and local income taxes, net of federal tax benefit        (0.8%)      3.8%       2.6%
Income from partnership and S-Corporations not subject to
  federal and state income tax                                   1.7%     (10.3%)    (11.1%)
Goodwill                                                        17.6%      14.3%       4.8%
Non-deductible items                                             6.0%       8.6%       3.4%
Other, net                                                       0.9%       3.4%       2.0%
                                                              --------- --------- ----------
 Effective tax rate                                             (9.6%)     54.8%      36.7%
                                                              ========= ========= ==========

   The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 1995 and 1994 are as follows:

                                                                  1995        1994
                                                             ----------------------
Current deferred tax asset:
 Accounts receivable reserve                                $ 48,584    $ 16,692
 Liabilities not currently deductible                         49,222      34,422
 Other                                                         1,039       2,582
                                                            ----------------------
  Current deferred tax asset                                $ 98,845    $ 53,696
                                                            ======================
Non-current deferred tax asset (liability):
 Liabilities not currently deductible                       $ 21,152    $ 33,572
 Depreciation and amortization                               (15,090)    (13,979)
                                                            ----------------------
   Non-current deferred tax asset                           $  6,062    $ 19,593
                                                            ======================

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
               NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (dollars in thousands, unless otherwise indicated)

   Income taxes payable at December 31, 1995 and 1994 consist of Federal income taxes payable of $34.2 million and $28.7 million, respectively, state income taxes payable of $5.0 million and $1.5 million, respectively, and foreign income taxes payable of $0.6 million and $0.3 million, respectively. The Company paid income taxes of $21.7 million, $58.5 million and $52.0 million during 1995, 1994 and 1993, respectively.

5. PROVISION FOR RESTRUCTURING AND OTHER SPECIAL CHARGES

    In the second quarter of 1995, the Company recorded a provision for restructuring totaling $33.0 million primarily for workforce reduction programs and the costs of exiting a number of leased facilities. Additionally, in the first quarter of 1995, the Company recorded a special charge of $12.8 million for the settlement of claims related to inadvertent billing errors of certain laboratory tests that were not completely and/or successfully performed or reported due to insufficient samples and/or invalid results. Additionally, in the fourth quarter of 1995, the Company recorded a charge of $4.8 million related to claims by the Civil Division of the U.S. Department of Justice ("DOJ") of alleged billing errors related to a laboratory test performed by Bioran prior to its acquisition by the Company.

    In the third quarter of 1994, the Company recorded a provision for restructuring and other special charges totaling $79.8 million which included $48.2 million of integration costs, $21.6 million of transaction expenses related to the Nichols, MML and Bioran acquisitions, and $10 million of settlement reserves primarily related to government investigations of billing practices by Nichols prior to its acquisition by the Company. The integration costs represent the expected costs for closing clinical laboratories in certain markets where duplicate Company, Nichols, MML or Bioran facilities existed at the time of the acquisitions.

    In the third quarter of 1993, the Company recorded a provision for restructuring costs and other special charges totaling $99.6 million. The restructuring component of this special charge aggregated $56.6 million and consisted primarily of asset write-offs, facility related costs and costs for workforce reduction programs related principally to the integration of the Company's operations with those acquired in the Damon acquisition.

    The special charge of $43 million consists of a $36.5 million charge to reflect the settlement and related legal expenses associated with a compromise agreement with the DOJ to settle claims brought on behalf of the Inspector General, U.S. Department of Health and Human Services and a $6.5 million charge for related asserted and unasserted claims. The DOJ claims related to the marketing, sale, pricing and billing of certain blood-test series provided to Medicare patients. The DOJ settlement does not constitute an admission with respect to any issue arising from subsequent civil actions.

    The following summarizes the Company's restructuring activity (in millions):

                     1993 and 1994      Amounts       Balance at        1995        Amounts     Balance at
                     Restructuring     Utilized      December 31,   Restructuring   Utilized   December 31,
                      Provisions     Through 1994        1994         Provision     in 1995        1995
                   ---------------  --------------- -------------- ---------------  ---------  --------------
Employee
  termination costs     $ 32.5           $14.8          $17.7           $23.4        $27.0        $14.1
Write-off of fixed
  assets                  35.6            19.1           16.5             3.7          9.2         11.0
Costs of exiting
  leased facilities       21.7             9.3           12.4             3.1          6.8          8.7
Other                     15.0            13.4            1.6             2.8           .5          3.9
                   ---------------  --------------- -------------- ---------------  ---------  --------------
 Total                  $104.8           $56.6          $48.2           $33.0        $43.5        $37.7
                   ===============  =============== ============== ===============  =========  ==============


                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
               NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (dollars in thousands, unless otherwise indicated)

    The substantial portion of the balance at December 31, 1995 is expected to be expended in 1996.

    Employee termination costs included severance benefits related to approximately 3,300 employees (700, 2,000 and 600 in 1995, 1994 and 1993, respectively). The estimated number of employees to be terminated has been reduced to 2,355, all of which have been terminated or notified of their termination at December 31, 1995. Management expects that approximately 300 terminations and the remaining business or facility exits will occur by the end of 1996. The decrease in the number of actual versus anticipated employee terminations is primarily attributable to higher than expected attrition. As a result of higher than expected average termination costs, management's estimate of total employee termination costs is unchanged. Certain severance and facility exit costs have payment terms extending beyond 1997.

6. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment at December 31, 1995 and 1994 consist of the following:

                                                         1995         1994
                                                     ------------  ------------
Land                                                   $  18,568    $  18,969
Buildings and improvements                               186,192      173,546
Laboratory equipment, furniture and fixtures             286,326      247,200
Leasehold improvements                                    39,078       30,050
Construction-in-progress                                  19,490       33,508
                                                     ------------  ------------
 Property and equipment, at cost                         549,654      503,273
Less: accumulated depreciation and amortization         (253,538)    (215,711)
                                                     ------------  ------------
 Property and equipment, net                           $ 296,116    $ 287,562
                                                     ============  ============

    Depreciation and amortization expense aggregated $56.8 million, $46.9 million and $38.1 million for 1995, 1994 and 1993, respectively.

7. INTANGIBLE ASSETS

    Intangible assets at December 31, 1995 and 1994 consist of the following:

                                                   1995          1994
                                               -------------  -------------
Goodwill                                        $1,056,073    $1,043,089
Customer lists                                      84,558       100,428
Other (principally non-compete covenants)           50,626        61,401
                                               -------------  -------------
 Intangible assets, at cost                      1,191,257     1,204,918
Less: accumulated amortization                    (160,624)     (151,724)
                                               -------------  -------------
 Intangible assets, net                         $1,030,633    $1,053,194
                                               =============  =============

    Amortization expense aggregated $44.7 million, $42.6 million and $28.4 million for 1995, 1994 and 1993, respectively.

8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses at December 31, 1995 and 1994 consist of the following:

                                                              1995        1994
                                                          ----------- -----------
Accrued wages and benefits                                  $ 81,985    $ 74,519
Restructuring, integration and other special charges          61,878      69,812
Accrued expenses                                              57,338      34,851
Trade accounts payable                                        31,129      36,169
Accrued acquisition commitments                                8,195      21,536
                                                          ----------- -----------
 Accounts payable and accrued expenses                      $240,525    $236,887
                                                          =========== ===========

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
               NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (dollars in thousands, unless otherwise indicated)

9. LONG-TERM DEBT

    Long-term debt, exclusive of current maturities, at December 31, 1995 and 1994, respectively, consists of the following:

                                                                     1995          1994
                                                                 -------------  ------------
Notes payable to Corning:
 Revolving credit notes--interest at the London  Interbank
  offered rate ("LIBOR") plus 1/8%  to 1/4%, maturing 1997        $  605,636    $  551,982
 Installment note with interest at 9%, maturing 2001                  90,000       100,000
 Term note with interest at 6.24%, maturing 2003                     100,000       100,000
 Term note with interest at 6.93%, maturing 2013                     100,000       100,000
 Term note with interest at 7.17%, maturing 2004                     150,000       150,000
 Term note with interest at 7.77%, maturing 2024                     100,000       100,000
Note payable denominated in pounds Sterling, interest at the
  London Interbank Sterling Rate minus 1%, due 2002                    8,049         8,516
Mortgage note payable through 2011, interest at 9.25%                  6,138         6,355
Capital lease obligations expiring through 2031                       32,518        32,538
Other                                                                  3,225         3,663
                                                                 -------------  ------------
 Total                                                            $1,195,566    $1,153,054
                                                                 =============  ============

    Current maturities on long-term debt totaled $12.1 million and $12.6 million at December 31, 1995 and 1994, respectively.

    Long-term debt, including capital leases, maturing in each of the years subsequent to December 31, 1996 is as follows:

Fiscal year ending December 31,
1997                                $  261,131
1998                                    10,493
1999                                    10,530
2000                                    10,576
2001 and thereafter                    902,836
                                    ------------
Total long-term debt                $1,195,566
                                    ============

    Future minimum payments under capital leases and the present value thereof are as follows:

Fiscal year ending December 31,
1997                                                         $  4,061
1998                                                            3,846
1999                                                            3,840
2000                                                            3,948
2001 and thereafter                                           116,102
                                                             ----------
Total future minimum payments under capital leases            131,797
Less amount representing interest                             (99,279)
                                                             ----------
Present value of minimum payments under capital leases       $ 32,518
                                                             ==========

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
               NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (dollars in thousands, unless otherwise indicated)

    The Company paid interest of $74.2 million, $60.2 million and $41.2 million during 1995, 1994 and 1993, respectively.

    Based on borrowing rates currently available to the Company for loans with similar terms and maturities, the fair value of loans payable to third parties (carrying amount of approximately $50.0 million) was approximately $62.0 million at December 31, 1995.

    As discussed in Note 14, the Company is currently pursuing the issuance of $150 million of Senior Subordinated Notes due in 2006 which will be used to repay certain intercompany indebtedness owed to Corning. The Senior Subordinated Notes will be guaranteed, fully, jointly and severally, and unconditionally, on a senior subordinated basis by each of the Company's wholly-owned, domestic subsidiaries (Subsidiary Guarantors). Non-guarantor subsidiaries, individually and in the aggregate, are inconsequential to the Company. Full financial statements of the Subsidiary Guarantors are not presented because management believes they are not material to investors. The following is summarized financial information of the Subsidiary Guarantors as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995.

                              December 31,
                        -----------------------
                            1995        1994
                        ----------- -----------
Current assets            $244,547    $248,793
Noncurrent assets          864,351     916,499

Current liabilities         71,828      84,223
Noncurrent liabilities     682,805     692,742
Stockholder's equity       354,265     388,227

                       For the Year Ended December 31,
                     -----------------------------------
                        1995        1994        1993
                     ----------- ----------  -----------
Net revenues          $930,472    $923,205    $749,090
Cost of services       587,100     581,397     447,246
Net income (loss)      (33,961)    (44,056)        258

10. EMPLOYEE RETIREMENT PLANS

Defined Benefit Plans

    An acquired entity had a defined benefit pension plan which in 1990 was frozen as to the further accrual of benefits. At December 31, 1995 the present value of the projected benefit obligation using a discount rate of 7.5% was $22.6 million and the fair value of the plan assets (publicly traded corporate debt and equity securities, government obligations and money market funds) was $17.4 million. The difference between the projected benefit obligation and the fair value of plan assets is included in other long-term liabilities in the accompanying combined balance sheet.

Defined Contribution Plans

    The Company has several defined contribution plans covering substantially all of its full-time employees. Company contributions to these plans aggregated $18.5 million, $15.9 million and $7.3 million for 1995, 1994 and 1993, respectively.

11. RELATED PARTY TRANSACTIONS

    The Company, in the ordinary course of business, conducts a number of transactions with Corning and its affiliates. The significant transactions occurring during the years ended December 31, 1995, 1994 and 1993 are as follows:

                                       1995       1994       1993
                                     ---------  --------   ----------
Interest expense on borrowings       $78,930    $55,835    $28,400
Purchase of laboratory supplies       11,261     11,607      7,338
Corporate fees                         2,800      2,800      2,450

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
               NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (dollars in thousands, unless otherwise indicated)

    Certain executives of the Company are included in various stock compensation programs of Corning. Expenses related to these programs have been included in the Company's combined financial statements.

    In 1994, Corning contributed capital of $25.2 million through the reduction of revolving credit notes and former S-Corporation shareholders contributed capital of a building approximating $4.4 million.

12. COMMITMENTS AND CONTINGENCIES

    Minimum rental commitments under noncancellable operating leases, primarily real estate, in effect at December 31, 1995 are as follows:

 Year ending December 31,
1996                            $ 40,459
1997                              30,481
1998                              20,527
1999                              14,877
2000                              12,532
2001 and thereafter               65,920
                              ----------
Net minimum lease payments      $184,796
                              ==========

    Operating lease rental expense for 1995, 1994 and 1993 aggregated $46.9 million, $49.4 million and $46.9 million, respectively.

    The Company is self-insured for substantially all casualty losses and maintains supplemental coverage on a claims made basis. The basis for the insurance reserve at December 31, 1995 and 1994 is the actuarially determined projected losses for each program (within the self-insured retention) based upon the Company's loss experience.

    The Company has entered into several settlement agreements with various governmental and private payors during recent years. At present, government investigations of certain practices by clinical laboratories acquired in recent years are ongoing. In addition, certain payors are reviewing their reimbursement practices for laboratory tests. The results of these investigations and reviews may result in additional settlement payments or reductions in reimbursements for certain tests. The recorded reserves of approximately $37.0 million are included in accrued liabilities and represent management's best estimate at December 31, 1995. Based on information then available to CCL, management did not believe that the exposure to claims in excess of recorded reserves would be material (see Note 13).

13. SUBSEQUENT EVENTS

    As disclosed in Note 12, federal government investigations of certain practices by clinical laboratories acquired in recent years are ongoing. In the second quarter of 1996, the DOJ notified the Company that it has taken issue with certain payments received by Damon from federally funded healthcare programs prior to its acquisition by the Company. Specifically, in late April 1996, the DOJ for the first time disclosed to CCL the total amount of the claims that it proposed to assert against Damon. The government presented its claim for the base recoupment (by lab, by test, by year) and discussed various theories on which criminal and civil payments of up to three times the various base recoupment amounts could be assessed. During May and June, CCL management analyzed the government's claim in detail. CCL management and outside counsel then believed that there were meritorious defenses to a number of the claims for recoupments and potential payments in excess of the base recoupment and these were presented to the government in early July 1996.

   At the end of the second quarter, CCL recorded a $46 million charge to increase its reserves to $72 million, to equal management's estimate of the low end of the range of amounts necessary to satisfy claims related to Damon and other related and similar investigations. With respect to the Damon investigation, the low end of the range was estimated to be equal to the base recoupment sought by the government reflecting the basis on which CCL had settled an earlier claim with the government in 1993. The low end of the range for the Nichols and other government investigations was based on the base recoupment estimated by management from internal investigations. Reserves for pending private claims were estimated based on CCL's experience in settling private claims following its 1993 government settlement.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
               NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (dollars in thousands, unless otherwise indicated)

    CCL management considered the potential for some payments to be assessed in excess of the base recoupment in estimating its liability at June 30, 1996. Management estimated that the range of reasonably possible amounts necessary to satisfy claims related to Damon and other related and similar investigations was between $72 million and approximately $300 million at June 30, 1996, and, because no amount in the range was more probable than other amounts, CCL increased its reserves to equal the low end of the range. This position was based on CCL's experience with the government in 1993, in which the recovery in excess of base recoupments was not significant, the government's representatives' invitation to present information and arguments to them and their stated intention not to consider the issue of payment multiples until the base recoupment amount had been established, and management's and counsel's belief that it had meritorious factual, legal and equitable defenses and mitigations of the government claims.

   CCL management was aware that similar investigations of other clinical laboratories in the industry were ongoing. Other than CCL's 1993 settlement, the only other similar settlement known to management was the 1992 civil Medicare settlement by a major competitor for $100 million. CCL had reviewed the publicly-available information about that settlement, including press releases and the settlement agreement. The competitor's settlement agreement did not specify whether the civil settlement included substantial payments to be assessed in excess of the base recoupment. It was believed by CCL that it did not. Although the competitor and its chief executive officer each pleaded guilty to criminal charges, the fine was only $1 million for conduct that was contemporaneous with, and considered by CCL management and its counsel to be more egregious than, that of Damon.

   During the third quarter 1996, CCL management met with the government several times to evaluate the substance of the government's allegations. During a meeting with the government in mid-August, further information and legal arguments were exchanged. Importantly, at this time, the government for the first time began to disclose to CCL and its outside counsel grand jury testimony and other evidence that was inconsistent with certain of CCL's defenses.

   The final settlement discussions began in late September. The government responded to and rejected many of CCL's defenses and made its tentative final settlement offer, which included significant payments in excess of base recoupments, to CCL. Negotiations on the final settlement amount and terms (including releases from various federal and state payors, compliance program requirements, etc.) continued into early October and ended with the settlement agreement dated October 9, 1996. The settlement included base recoupments of approximately $40 million (which did not differ materially from management's estimate at June 30, 1996) and total criminal and civil payments in excess of base recoupments of approximately $80 million.
This settlement concludes all federal and Medicaid claims relating to the billing by Damon of certain blood tests to Medicare and Medicaid patients and other matters relating to Damon being investigated by the DOJ. Additionally, the Company entered into a separate settlement agreement with the DOJ totaling $6.9 million related to billings of hematology indices provided with hematology test results. This claim will be paid during the fourth quarter of 1996.

   As a result of these settlement agreements, CCL management has reassessed the level of reserves recorded for other asserted and unasserted claims related to the Damon and other similar government investigations, including the investigation of billing practices by Nichols prior to its acquisition by the Company in 1994. The Company recorded a charge totaling $142 million in the third quarter 1996 to establish additional reserves to provide for the above settlement agreements and management's best estimate of potential amounts which could be required to satisfy the remaining claims. At September 30, 1996, recorded reserves approximated $215 million (including the $119 million Damon settlement paid in October 1996). Based on information currently available to CCL, management does not believe that the exposure to claims in excess of recorded claims is material. Although the Damon settlement was substantially in excess of amounts anticipated by management, it was primarily due to the civil and criminal payments in excess of the base recoupment assessed by the government and CCL has now increased its reserves for asserted and unasserted claims to approximate the amount that may be required to settle the Nichols and other government civil claims taking into account the basis for the Damon civil settlement. In addition, although there is the possibility that CCL could be excluded from participation in Medicare and Medicaid programs, management believes that the possibility is remote as a result of the Damon settlement, which included CCL's signing a Corporate Integrity Agreement, and due to the fact that the government has publicly commended CCL for its cooperation in the investigation and cited CCL as having one of the "model" compliance programs in the industry.

   In October 1996, Corning contributed $119 million to CCL's capital to fund the Damon settlement. Additionally, Corning has agreed to fund any additional settlements prior to the CCL Spin-Off Distribution and to indemnify CCL against all settlements for any governmental claims relating to billing practices of CCL and its predecessors that have been settled or are pending on the Distribution Date. Corning will also agree to indemnify CCL for 50% of the aggregate of all settlement payments made by CCL that are in excess of $42 million to private parties that relate to indemnified or previously settled governmental claims (such as the Damon settlement) for services provided prior to the Distribution Date; however, the indemnification of

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
               NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (dollars in thousands, unless otherwise indicated)

private party claims will not exceed $25 million and will be paid on an after-tax basis. Such indemnification will not cover any nongovernmental claims not settled prior to five years after the Distribution Date. Coincident with the CCL Spin-Off Distribution, the Company will record a receivable and a contribution of capital from Corning currently estimated at $25 million which is equal to management's best estimate of amounts which are probable of being received from Corning to satisfy the remaining indemnified governmental claims on an after-tax basis.

   Although management believes that established reserves for both indemnified and non-indemnified claims are sufficient, it is possible that additional information (such as the indication by the government of criminal activity, additional tests being questioned or other changes in the government's theories of wrongdoing) may become available which may cause the final resolution of these matters to exceed established reserves by an amount which could be material to the Company's results of operations and, for non-indemnified claims, the Company's cash flows in the period in which such claims are settled. The Company does not believe that these issues will have a material adverse effect on the Company's overall financial condition.

   In addition to the $142 million special charge discussed above, in the third quarter of 1996, the Company recorded a special charge of $13.7 million to write off capitalized software as a result of its decision to abandon the billing system which had been intended as its standard company-wide billing system. Management now plans to standardize billing systems using a system already implemented in seven of its sites.

14. SPIN-OFF DISTRIBUTION (unaudited)

    Coincident with the CCL Spin-Off Distribution, the Company plans to record a non-recurring charge of approximately $20 million ($13 million after tax) associated with the CCL Spin-Off Distribution. The largest component of the charge will be the cost of establishing an employee stock ownership plan ($11 million). The remainder of the charge will consist principally of the costs for advisors and other fees associated with establishing the Company as a separate publicly-traded entity. The amount of the charge is subject to change based on the price of the CCL stock on the Distribution Date.

    Prior to the CCL Spin-Off Distribution, the Company will borrow approximately $500 million in long-term debt to repay Corning for certain intercompany borrowings. The debt is assumed to consist of $350 million of bank borrowings and $150 million of publicly-registered high-yield notes. Corning will contribute the remaining debt to the Company's equity prior to the CCL Spin-Off Distribution. The credit facility governing the bank borrowings and the indenture governing the notes will contain various customary affirmative and negative covenants, including the maintenance of certain financial ratios and tests. The credit facility prohibits the Company from paying cash dividends on the CCL common stock. Further, the indenture will restrict the Company's ability to pay cash dividends based on a percentage of the Company's cash flow.

    In conjunction with the CCL Spin-Off Distribution, Corning and the Company will enter into an indemnification agreement whereby Corning agrees to indemnify CCL, on an after-tax basis, for any losses arising out of any federal, criminal, civil or administrative investigations or claims that are pending as of the Distribution Date to the extent that such investigations or claims arise out of or are related to alleged violations of federal laws by reason of CCL, its affiliates, officers or directors billing any federal program or agency for services rendered to beneficiaries of such program or agency.

    Corning, CCL and Covance will enter into tax indemnification agreements that will prohibit CCL and Covance for a period of two years after the Spin-Off Distributions from taking certain actions that might jeopardize the favorable tax treatment of the Distributions under section 355 of the Internal Revenue Code of 1986, as amended and will provide Corning and CCL with certain rights of indemnification against CCL and Covance. The tax indemnification agreements will also require CCL and Covance to take such actions as Corning may request to preserve the favorable tax treatment provided for in any rulings obtained from the Internal Revenue Service in respect of the Distributions.

    Corning, CCL and Covance will also enter into a tax sharing agreement which will allocate among Corning, CCL and Covance responsibility for federal, state and local taxes relating to taxable periods before and after the Spin-Off Distributions and provide for computing and apportioning tax liabilities and tax benefits for such periods among the parties.

15. PLANNED CHANGE IN ACCOUNTING POLICY (unaudited)

    Coincident with the CCL Spin-Off Distribution, CCL management will adopt a new accounting policy for evaluating the recoverability of intangible assets and measuring possible impairment under Statement of the Accounting
Principles Board No. 17. Most of CCL's intangible assets resulted from purchase business combinations in 1993. Significant changes in the clinical

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
               NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (dollars in thousands, unless otherwise indicated)

laboratory and health care industries subsequent to 1993, including increased government regulation and movement from traditional fee-for-service care to managed cost health care, have caused the fair value of CCL's intangible assets to be significantly less than carrying value. CCL management believes that a valuation of intangible assets based on the amount for which each regional laboratory could be sold in an arm's-length transaction is preferable to using projected undiscounted pre-tax cash flows. CCL believes fair value is a better indicator of the extent to which the intangible assets may be recoverable and therefore, may be impaired. This change in method of evaluating the recoverability of intangible assets will result in CCL recording a charge of between $400 million and $450 million to operations coincident with the CCL Spin-Off Distribution to reflect the impairment of intangible assets. This will result in a reduction of amortization expense of approximately $10 million to $11.3 million annually and $2.5 million to $2.8 million quarterly.

The fair value method will be applied to each of CCL's regional laboratories. Management's estimate of fair value will primarily be based on multiples of forecasted revenue or multiples of forecasted EBITDA. The multiples will primarily be determined based upon publicly available information regarding comparable publicly-traded companies in the industry, but will also consider (i) the financial projections of each regional laboratory, (ii) the future prospects of each regional laboratory, including its growth opportunities, managed care concentration and likely operational improvements, and (iii) comparable sales prices, if available. Multiples of revenues will be used to estimate fair value in cases where the Company believes that the likely acquirer of a regional laboratory would be a strategic buyer within the industry which would realize synergies from such an acquisition. In regions where management does not believe there is a potential strategic buyer within the industry, and, accordingly, believes the likely buyer would not have synergy opportunities, multiples of EBITDA will be used for estimating fair value. Regional laboratories with lower levels of profitability valued using revenue multiples would generally be ascribed a higher value than if multiples of EBITDA were used, due to assumed synergy opportunities. Management's estimate of fair value is currently based on multiples of revenue primarily ranging from 0.5 to 0.7 times revenue and on multiples of EBITDA primarily ranging from 5 to 6 times EBITDA. While management believes the estimation methods are reasonable and reflective of common valuation practices, there can be no assurance that a sale to a buyer for the estimated value ascribed to a regional laboratory could be completed. Changes to the method of valuing regional laboratories will be made only when there is a significant and fundamental change in facts and circumstances, such as significant changes in market position or the entrance or exit of a significant competitor from a regional market.

   For purposes of estimating the fair value of each of the regional laboratories, management assumed that a potential buyer would seek to be indemnified for litigation or other contingencies resulting from preacquisition activities. Therefore, the reserves recorded for potential, and settled, billing and marketing claims were not allocated to the regional laboratories for purposes of estimating their fair value.

On a quarterly basis, CCL management will perform a review of each regional laboratory to determine if events or changes in circumstances have occurred which could have a material adverse effect on the fair value of the business and its intangible assets. If such events or changes in circumstances were deemed to have occurred, management would consult with one or more of its investment bankers in estimating the impact on fair value of the regional laboratory. Should the estimated fair value of a regional laboratory be less than the net book value for such laboratory at the end of a quarter, the Company would record a charge to operations to recognize an impairment of its intangible assets for such difference.

                    Quarterly Operating Results (unaudited)

                                   First         Second           Third          Fourth          Total
                                  Quarter        Quarter         Quarter         Quarter          Year
                              ------------- ---------------  --------------- ---------------  -------------
1996
Net revenues                    $401,395        $ 424,543       $ 405,352
Gross profit                     154,277          158,242         149,962
Loss before taxes                 (1,642)         (37,518) (1)   (162,989)(1)
Net loss                          (1,511)         (37,922)       (119,436)
1995
Net revenues                    $417,662        $ 421,853       $ 399,959       $ 389,914      $1,629,388
Gross profit                     168,606          175,793         159,091         145,666         649,156
Income (loss) before taxes        19,827 (1)       (5,088) (1)    (56,405) (2)    (15,902) (1)    (57,568)
Net income (loss)                  4,423           (3,852)        (38,595)        (14,028)        (52,052)
1994
Net revenues                    $399,063        $ 422,942       $ 408,478       $ 403,216      $1,633,699
Gross profit                     159,050          182,050         163,391         159,364         663,855
Income (loss) before taxes        40,624           45,109         (51,250) (1)     28,272          62,755
Net income (loss)                 24,152           24,148         (36,535)         16,580          28,345

(1) Includes impact of restructuring and other special charges of $46.0 million, $155.7 million, $12.8 million, $33.0 million, $4.8 million and $79.8 million in second quarter 1996, third quarter 1996, first quarter 1995, second quarter 1995, fourth quarter 1995 and third quarter 1994, respectively, which are discussed in Notes 5 and 13 to the CCL Combined Financial Statements.
(2) Includes a $62.0 million charge to increase the reserve for doubtful accounts and allowances resulting from billing systems implementation and integration problems at certain laboratories and increased regulatory requirements.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
                           Combined Balance Sheets
                   September 30, 1996 and December 31, 1995
                                (in thousands)

                                                                      September 30,   December 31,
                                                                           1996           1995
                                                                     ---------------  --------------
                                                                       (unaudited)
ASSETS
Current Assets:
 Cash and cash equivalents                                              $   48,319     $   36,446
 Accounts receivable, net of allowance of $116,996 and $147,947 for
  September 30, 1996 and December 31, 1995, respectively                  323,171        318,252
 Inventories                                                                25,559         26,601
 Deferred taxes on income                                                  126,906         98,845
 Prepaid expenses and other assets                                          25,217         22,014
                                                                     ---------------  --------------
  Total current assets                                                     549,172        502,158
Property and equipment, net                                                293,490        296,116
Intangible assets, net                                                   1,001,500      1,030,633
Other assets                                                                42,216         24,478
                                                                     ---------------  --------------
TOTAL ASSETS                                                            $1,886,378     $1,853,385
                                                                     ===============  ==============

LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
 Accounts payable and accrued expenses                                  $  374,058     $  240,525
 Current portion of long-term debt                                          11,885         12,148
 Income taxes payable                                                       34,212         39,766
 Due to Corning Incorporated and affiliates                                 14,299          8,979
                                                                     ---------------  --------------
  Total current liabilities                                                434,454        301,418
Long-term debt (principally due to Corning Incorporated)                 1,219,900      1,195,566
Other liabilities                                                           99,354         60,600
                                                                     ---------------  --------------
 Total liabilities                                                       1,753,708      1,557,584
                                                                     ===============  ==============

Stockholder's Equity:
 Contributed capital                                                       297,823        297,823
 Accumulated deficit                                                      (163,158)        (3,118)
 Cumulative translation adjustment                                           1,801          2,325
 Market valuation adjustment                                                (3,796)        (1,229)
                                                                     ---------------  --------------
  Total stockholder's equity                                               132,670        295,801
                                                                     ---------------  --------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                              $1,886,378     $1,853,385
                                                                     ===============  ==============

The accompanying notes are an integral part of these statements.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
                      Combined Statements of Operations
       For the Three and Nine Months Ended September 30, 1996 and 1995
                                (in thousands)
                                 (unaudited)

                                            Three Months Ended               Nine Months Ended
                                       September 30,   September 30,   September 30,   September 30,
                                           1996            1995            1996             1995
                                      --------------- --------------- ---------------  ---------------
Net revenues                             $ 405,352       $399,959       $1,231,290       $1,239,474
Costs and expenses:
 Cost of services                          255,390        240,868          768,809          735,984
 Selling, general and administrative       125,190        181,346          371,439          399,635
 Provision for restructuring and
  other special
   charges                                 155,730             --          201,730           45,885
 Interest expense, net                      19,866         20,927           59,887           61,529
 Amortization of intangible assets          10,328         11,293           31,772           33,678
 Other, net                                  1,837          1,930             (198)           4,429
                                      --------------- --------------- ---------------  ---------------
  Total                                    568,341        456,364        1,433,439        1,281,140
                                      --------------- --------------- ---------------  ---------------
Loss before taxes                         (162,989)       (56,405)        (202,149)         (41,666)
Income tax benefit                         (43,553)       (17,810)         (43,280)          (3,642)
                                      --------------- --------------- ---------------  ---------------
Net loss                                 $(119,436)      $(38,595)      $ (158,869)      $  (38,024)
                                      =============== =============== ===============  ===============

The accompanying notes are an integral part of these statements.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated)
              (a wholly-owned business of Corning Incorporated)
                      Combined Statements of Cash Flows
            For the Nine Months Ended September 30, 1996 and 1995
                                (in thousands)
                                 (unaudited)

                                                                                          1996         1995
                                                                                     -------------  ------------
Cash flows from operating activities:
Net loss                                                                               $(158,869)    $ (38,024)
Adjustments to reconcile net loss to net cash provided by operating activities:
 Depreciation and amortization                                                            75,232        76,036
 Provision for doubtful accounts                                                          81,891       127,297
 Provision for restructuring and other special charges                                   201,730        45,885
 Deferred income tax provision                                                           (31,612)      (39,403)
 Other, net                                                                                 (753)        4,984
 Changes in operating assets and liabilities:
  Accounts receivable                                                                    (87,339)     (112,110)
  Accounts payable and accrued expenses                                                    3,355        18,732
  Restructuring, integration and other special charges                                   (19,863)      (49,836)
  Due from/to Corning Incorporated and affiliates                                          5,320         4,572
  Changes in other assets and liabilities                                                (27,155)       15,656
                                                                                     -------------  ------------
Net cash provided by operating activities                                                 41,937        53,789
                                                                                     -------------  ------------
Cash flows from investing activities:
 Capital expenditures                                                                    (58,802)      (56,062)
 Acquisition of businesses, net of cash acquired                                              --       (22,907)
 (Increase) decrease in investments                                                       (7,580)        1,058
 Proceeds from sale of assets                                                             13,285            --
                                                                                     -------------  ------------
Net cash used in investing activities                                                    (53,097)      (77,911)
                                                                                     -------------  ------------
Cash flows from financing activities:
 Proceeds from borrowings, primarily with Corning Incorporated                            59,090        63,795
 Repayment of long-term debt                                                             (34,885)       (3,766)
 Dividends paid                                                                           (1,172)      (27,718)
                                                                                     -------------  ------------
Net cash provided by financing activities                                                 23,033        32,311
                                                                                     -------------  ------------
Net change in cash and cash equivalents                                                   11,873         8,189
Cash and cash equivalents, beginning of year                                              36,446        38,719
                                                                                     -------------  ------------
Cash and cash equivalents, end of period                                               $  48,319     $  46,908
                                                                                     =============  ============

The accompanying notes are an integral part of these statements.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated
              (a wholly-owned business of Corning Incorporated)
                NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS
                                  (unaudited)

1. BASIS OF PRESENTATION

    Corning Clinical Laboratories Inc. and Corning Nichols Institute Inc. (collectively referred to as "CCL" or the "Company") are wholly-owned subsidiaries of Corning Life Sciences Inc. ("CLSI") which in turn is a wholly-owned subsidiary of Corning Incorporated ("Corning"). The Company is one of the largest clinical laboratory testing businesses in the United States. These financial statements present the carved-out results of operations, cash flows and financial position of Corning's clinical laboratory testing business. Covance Inc. (formerly Corning Pharmaceutical Services Inc.), a subsidiary of CCL, and its related entities ("Covance") as well as environmental testing services formerly provided by CCL are excluded.

    In May 1996, Corning's Board of Directors approved a plan to distribute to its shareholders on a pro rata basis all of the shares of CCL and Covance
(the "CCL and Covance Spin-Off Distributions"). The result of the plan will be the creation of two independent, publicly-owned companies. As a result of the Spin-Off Distributions, CCL will operate Corning's clinical laboratory testing business as an independent public company and Covance will own and operate Corning's contract research business as an independent public company. The Spin-Off Distributions will be effected by the distribution of a dividend to holders of Corning Common Stock of all of the outstanding CCL Common Stock, followed immediately by the distribution of a dividend to the holders of CCL Common Stock of all of the Covance Common Stock. Corning has submitted to the Internal Revenue Service a request for a ruling that the Spin-Off Distributions qualify as tax-free distributions under the Internal Revenue Code of 1986. Coincident with the Spin-Off Distributions, the Company will be renamed Quest Diagnostics Incorporated.

    The interim combined financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of operations for the periods presented. All such adjustments are of a normal recurring nature. The interim combined financial statements have been compiled without audit and are subject to year-end adjustments. These interim combined financial statements should be read in conjunction with the historical combined financial statements of CCL for the years ended December 31, 1995, 1994 and 1993 included elsewhere herein.

2. COMMITMENTS AND CONTINGENCIES

    As disclosed in the Company's 1995 combined financial statements, federal government investigations of certain practices by clinical laboratories acquired in recent years are ongoing. In the second quarter of 1996, the U.S. Department of Justice ("DOJ") notified the Company that it has taken issue with certain payments received by Damon Corporation ("Damon") from federally funded healthcare programs prior to its acquisition by the Company. Specifically, in late April 1996, the DOJ for the first time disclosed to CCL the total amount of the claims that it proposed to assert against Damon. The government presented its claim for the base recoupment (by lab, by test, by year) and discussed various theories on which criminal and civil payments of up to three times the various base recoupment amounts could be assessed. During May and June, CCL management analyzed the government's claim in detail. CCL management and outside counsel then believed that there were meritorious defenses to a number of the claims for recoupments and potential payments in excess of the base recoupment and these were presented to the government in early July 1996.

   At the end of the second quarter, CCL recorded a $46 million charge to increase its reserves to $72 million, to equal management's estimate of the low end of the range of amounts necessary to satisfy claims related to Damon and other related and similar investigations. With respect to the Damon investigation, the low end of the range was estimated to be equal to the base recoupment sought by the government reflecting the basis on which CCL had settled an earlier claim with the government in 1993. The low end of the range for the Nichols and other government investigations was based on the base recoupment estimated by management from internal investigations. Reserves for pending private claims were estimated based on CCL's experience in settling private claims following its 1993 government settlement.

    CCL management considered the potential for some payments to be assessed in excess of the base recoupment in estimating its liability at June 30, 1996. Management estimated that the range of reasonably possible amounts necessary to satisfy claims related to Damon and other related and similar investigations was between $72 million and approximately $300 million at June 30, 1996, and, because no amount in the range was more probable than other amounts, CCL increased its reserves to equal the low end of the range. This position was based on CCL's experience with the government in 1993, in which the recovery in excess of base recoupments was not significant, the government's representatives' invitation to present information and arguments to them and their stated intention not to consider the issue of payment multiples until the base recoupment amount had been established, and management's and counsel's belief that it had meritorious factual, legal and equitable defenses and mitigations of the government claims.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated
              (a wholly-owned business of Corning Incorporated)
           NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (Continued)
                                  (unaudited)

   CCL management was aware that similar investigations of other clinical laboratories in the industry were ongoing. Other than CCL's 1993 settlement, the only other similar settlement known to management was the 1992 civil Medicare settlement by a major competitor for $100 million. CCL had reviewed the publicly-available information about that settlement, including press releases and the settlement agreement. The competitor's settlement agreement did not specify whether the civil settlement included substantial payments to be assessed in excess of the base recoupment. It was believed by CCL that it did not. Although the competitor and its chief executive officer each pleaded guilty to criminal charges, the fine was only $1 million for conduct that was contemporaneous with, and considered by CCL management and its counsel to be more egregious than, that of Damon.

   During the third quarter 1996, CCL management met with the government several times to evaluate the substance of the government's allegations. During a meeting with the government in mid-August, further information and legal arguments were exchanged. Importantly, at this time, the government for the first time began to disclose to CCL and its outside counsel grand jury testimony and other evidence that was inconsistent with certain of CCL's defenses.

   The final settlement discussions began in late September. The government responded to and rejected many of CCL's defenses and made its tentative final settlement offer, which included significant payments in excess of base recoupments, to CCL. Negotiations on the final settlement amount and terms (including releases from various federal and state payors, compliance program requirements, etc.) continued into early October and ended with the settlement agreement dated October 9, 1996. The settlement included base recoupments of approximately $40 million (which did not differ materially from management's estimate at June 30, 1996) and total criminal and civil payments in excess of base recoupments of approximately $80 million.
This settlement concludes all federal and Medicaid claims relating to the billing by Damon of certain blood tests to Medicare and Medicaid patients and other matters relating to Damon being investigated by the DOJ. Additionally, the Company entered into a separate settlement agreement with the DOJ totaling $6.9 million related to billings of hematology indices provided with hematology test results. This claim will be paid during the fourth quarter of 1996.

   As a result of these settlement agreements, CCL management has reassessed the level of reserves recorded for other asserted and unasserted claims related to the Damon and other similar government investigations, including the investigation of billing practices by Nichols Institute ("Nichols") prior to its acquisition by the Company in 1994. The Company recorded a charge totaling $142 million in the third quarter 1996 to establish additional reserves to provide for the above settlement agreements and management's best estimate of potential amounts which could be required to satisfy the remaining claims. At September 30, 1996, recorded reserves approximated $215 million (including the $119 million Damon settlement paid in October 1996). Based on information currently available to CCL, management does not believe that the exposure to claims in excess of recorded claims is material. Although the Damon settlement was substantially in excess of amounts anticipated by management, it was primarily due to the civil and criminal payments in excess of the base recoupment assessed by the government and CCL has now increased its reserves for asserted and unasserted claims to approximate the amount that may be required to settle the Nichols and other government civil claims taking into account the basis for the Damon civil settlement. In addition, although there is the possibility that CCL could be excluded from participation in Medicare and Medicaid programs, management believes that the possibility is remote as a result of the Damon settlement, which included CCL's signing a Corporate Integrity Agreement, and due to the fact that the government has publicly commended CCL for its cooperation in the investigation and cited CCL as having one of the "model" compliance programs in the industry.

   In October 1996, Corning contributed $119 million to CCL's capital to fund the Damon settlement. Additionally, Corning has agreed to fund any additional settlements prior to the CCL Spin-Off Distribution and to indemnify CCL against all settlements for any governmental claims relating to billing practices of CCL and its predecessors that have been settled or are pending on the Distribution Date. Corning will also agree to indemnify CCL for 50% of the aggregate of all settlement payments made by CCL that are in excess of $42 million to private parties that relate to indemnified or previously settled governmental claims (such as the Damon settlement) for services provided prior to the Distribution Date; however, the indemnification of private party claims will not exceed $25 million and will be paid on an after-tax basis. Such indemnification will not cover any nongovernmental claims not settled prior to five years after the Distribution Date. Coincident with the CCL Spin-Off Distribution, the Company will record a receivable and a contribution of capital from Corning currently estimated at $25 million which is equal to management's best estimate of amounts which are probable of being received from Corning to satisfy the remaining indemnified governmental claims on an after-tax basis.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated
              (a wholly-owned business of Corning Incorporated)
           NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (Continued)
                                  (unaudited)

   Although management believes that established reserves for both indemnified and non-indemnified claims are sufficient, it is possible that additional information (such as the indication by the government of criminal activity, additional tests being questioned or other changes in the government's theories of wrongdoing) may become available which may cause the final resolution of these matters to exceed established reserves by an amount which could be material to the Company's results of operations and, for non-indemnified claims, the Company's cash flow in the period in which such claims are settled. The Company does not believe that these issues will have a material adverse impact on the Company's overall financial condition.

3. PROVISION FOR RESTRUCTURING AND OTHER SPECIAL CHARGES

    In addition to the $142 million special charge discussed in Note 2, in the third quarter of 1996, the Company recorded a special charge of $13.7 million to write off capitalized software as a result of its decision to abandon the development of a billing system which had been intended as its standard company-wide billing system. Management now plans to standardize billing systems using a system already implemented in seven of its sites.

4. RESTRUCTURING RESERVES

    As described in Note 5 to the CCL Combined Financial statements, CCL has recorded charges for restructuring plans in previous years. Reserves relating to these programs totaled approximately $37.7 million and $23.5 million at December 31, 1995 and September 30, 1996, respectively. Management believes that the costs of the restructuring plans will be financed through cash from operations and does not anticipate any significant impact on its liquidity as a result of the restructuring plans.

5. SPIN-OFF DISTRIBUTION

    Coincident with the CCL Spin-Off Distribution, the Company plans to record a non-recurring charge of approximately $20 million ($13 million after tax) associated with the CCL Spin-Off Distribution. The largest component of the charge will be the cost of establishing an employee stock ownership plan ($11 million). The remainder of the charge will consist principally of the costs for advisors and other fees associated with establishing the Company as a separate publicly-traded entity. The amount of the charge is subject to change based on the price of the CCL stock on the Distribution Date.

    Prior to the CCL Spin-Off Distribution, the Company will borrow approximately $500 million in long-term debt to repay Corning for certain intercompany borrowings. The debt is assumed to consist of $350 million of bank borrowings and $150 million of publicly-registered high-yield notes. Corning will contribute the remaining debt to the Company's equity prior to the CCL Spin-Off Distribution. The credit facility governing the bank borrowings and the indenture governing the notes will contain various customary affirmative and negative covenants , including the maintenance of certain financial ratios and tests. The credit facility prohibits the Company from paying cash dividends on the CCL common stock. Further, the indenture will restrict the Company's ability to pay cash dividends based on a percentage of the Company's cash flow.

    In conjunction with the CCL Spin-Off Distribution, Corning and the Company will enter into an indemnification agreement whereby Corning agrees to indemnify CCL, on an after-tax basis, for any losses arising out of any federal, criminal, civil or administrative investigations or claims that are pending as of the Distribution Date to the extent that such investigations or claims arise out of or are related to alleged violations of federal laws by reason of CCL, its affiliates, officers or directors billing any federal program or agency for services rendered to beneficiaries of such program or agency.

    Corning, CCL and Covance will enter into tax indemnification agreements that will prohibit CCL and Covance for a period of two years after the Spin-Off Distributions from taking certain actions that might jeopardize the favorable tax treatment of the Distributions under section 355 of the Internal Revenue Code of 1986, as amended and will provide Corning and CCL with certain rights of indemnification against CCL and Covance. The tax indemnification agreements will also require CCL and Covance to take such actions as Corning may request to preserve the favorable tax treatment provided for in any rulings obtained from the Internal Revenue Service in respect of the Distributions.

    Corning, CCL and Covance will also enter into a tax sharing agreement which will allocate among Corning, CCL and Covance responsibility for federal, state and local taxes relating to taxable periods before and after the Spin-Off Distributions and provide for computing and apportioning tax liabilities and tax benefits for such periods among the parties.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated
              (a wholly-owned business of Corning Incorporated)
           NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (Continued)
                                  (unaudited)

6. PLANNED CHANGE IN ACCOUNTING POLICY


    Coincident with the CCL Spin-Off Distribution, CCL management will adopt a new accounting policy for evaluating the recoverability of intangible assets and measuring possible impairment under Statement of the Accounting
Principles Board No. 17. Most of CCL's intangible assets resulted from purchase business combinations in 1993. Significant changes in the clinical laboratory and health care industries subsequent to 1993, including increased government regulation and movement from traditional fee-for-service care to managed cost health care, have caused the fair value of CCL's intangible assets to be significantly less than carrying value. CCL management believes that a valuation of intangible assets based on the amount for which each regional laboratory could be sold in an arm's-length transaction is preferable to using projected undiscounted pre-tax cash flows. CCL believes fair value is a better indicator of the extent to which the intangible assets may be recoverable and therefore, may be impaired. This change in method of evaluating the recoverability of intangible assets will result in CCL recording a charge of between $400 million and $450 million to operations coincident with the CCL Spin-Off Distribution to reflect the impairment of intangible assets. This will result in a reduction of amortization expense of approximately $10 million to $11.3 million annually and $2.5 million to $2.8 million quarterly.

The fair value method will be applied to each of CCL's regional laboratories. Management's estimate of fair value will primarily be based on multiples of forecasted revenue or multiples of forecasted EBITDA. The multiples will primarily be determined based upon publicly available information regarding comparable publicly-traded companies in the industry, but will also consider (i) the financial projections of each regional laboratory, (ii) the future prospects of each regional laboratory, including its growth opportunities, managed care concentration and likely operational improvements, and (iii) comparable sales prices, if available. Multiples of revenues will be used to estimate fair value in cases where the Company believes that the likely acquirer of a regional laboratory would be a strategic buyer within the industry which would realize synergies from such an acquisition. In regions where management does not believe there is a potential strategic buyer within the industry, and, accordingly, believes the likely buyer would not have synergy opportunities, multiples of EBITDA will be used for estimating fair value. Regional laboratories with lower levels of profitability valued using revenue multiples would generally be ascribed a higher value than if multiples of EBITDA were used, due to assumed synergy opportunities. Management's estimate of fair value is currently based on multiples of revenue primarily ranging from 0.5 to 0.7 times revenue and on multiples of EBITDA primarily ranging from 5 to 6 times EBITDA. While management believes the estimation methods are reasonable and reflective of common valuation practices, there can be no assurance that a sale to a buyer for the estimated value ascribed to a regional laboratory could be completed. Changes to the method of valuing regional laboratories will be made only when there is a significant and fundamental change in facts and circumstances, such as significant changes in market position or the entrance or exit of a significant competitor from a regional market.

   For purposes of estimating the fair value of each of the regional laboratories, management assumed that a potential buyer would seek to be indemnified for litigation or other contingencies resulting from preacquisition activities. Therefore, the reserves recorded for potential, and settled, billing and marketing claims were not allocated to the regional laboratories for purposes of estimating their fair value.

    On a quarterly basis, CCL management will perform a review of each regional laboratory to determine if events or changes in circumstances have occurred which could have a material adverse effect on the fair value of the business and its intangible assets. If such events or changes in circumstances were deemed to have occurred, management would consult with one or more of its investment bankers in estimating the impact on fair value of the regional laboratory. Should the estimated fair value of a regional laboratory be less than the net book value for such laboratory at the end of a quarter, the Company would record a charge to operations to recognize an impairment of its intangible assets for such difference.

                      CORNING CLINICAL LABORATORIES INC.
                (to be renamed Quest Diagnostics Incorporated
              (a wholly-owned business of Corning Incorporated)
           NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (Continued)
                                  (unaudited)

7. SUMMARIZED FINANCIAL INFORMATION

    As discussed in Note 5, the Company is currently pursuing the issuance of $150 million of Senior Subordinated Notes due in 2006 which will be used to repay certain intercompany indebtedness owed to Corning. The Senior Subordinated Notes will be guaranteed, fully, jointly and severally, and unconditionally, on a senior subordinated basis by each of the Company's wholly-owned, domestic subsidiaries (Subsidiary Guarantors). Non-guarantor subsidiaries, individually and in the aggregate, are inconsequential to the Company. Full financial statements of the Subsidiary Guarantors are not presented because management believes they are not material to investors. The following is summarized financial information of the Subsidiary Guarantors as of September 30, 1996 and December 31, 1995 and for the nine months ended September 30, 1996 and September 30, 1995.

                         September 30,    December 31,
                              1996            1995
                        ---------------  ---------------
Current assets              $234,183        $244,547
Noncurrent assets            865,265         864,351

Current liabilities           71,416          71,828
Noncurrent liabilities       694,331         682,805
Stockholder's equity         333,701         354,265

                           For the nine months ended
                                 September 30,
                         -------------------------------
                              1996            1995
                        ---------------  ---------------
Net revenues                $677,489        $709,317
Cost of services             427,583         444,705
Net loss                     (20,564)        (26,435)

Inside Back Cover
Photo Descriptions
------------------

Photo of Corning Clinical Lab testing machinery:
Caption: As one of the nation's leading providers of clinical laboratory testing services, Quest Diagnostics processes approximately 60 million requisitions for diagnostic tests a year.

Photo of robot.
Caption: A test for lead poisoning once required several manual steps. Now, with robots, the test is fully automated from specimen preparation to reporting results.

Photo of meeting.
Caption: With this unusual microscope, more than a dozen Quest Diagnostics doctors or technicians can simultaneously view the same slide and discuss results.

Photo molecular biologist.
Caption: A Quest Diagnostics molecular biologist studies an autoradiogram, looking for mutated genes as part of a molecular genetics test.

                               OUTSIDE BACK COVER

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